As filed with the Securities and Exchange Commission on October 28, 1998

                                                      Registration No. 333-60447

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933

                                ----------------

                          MIDDLE BAY OIL COMPANY, INC.
             (Exact name of Registrant as specified in its charter)

          Alabama                                         1311                                        63-1081013
(State or other jurisdiction                   (Primary Standard Industrial                        (I.R.S. Employer
of incorporation or organization)              Classification Code Number)                         Identification No.)

         1221 Lamar Street, Suite 1020                                                   JOHN J. BASSETT
            Houston, Texas 77010                                           1221 Lamar Street, Suite 1020, Houston, TX 77010
               (713) 759-6808                                                           (713) 759-6808
(Address, including zip code, and telephone number,                     (Name, address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)                including area code, of agent for service)

                     Copies to:             H. Grady Thrasher, III, Esq.
                                       Thrasher, Whitley, Hampton & Morgan
                                         Five Concourse Parkway, Suite 2150
                                                Atlanta, Georgia 30328
                                                    (770) 804-8000


Approximate date of commencement of public trading of securities: As soon as practicable after the effective date of this Registration Statement and upon consummation of the Exchange Offer to Unitholders of Enex Consolidated Partners, L.P. described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

===================================================================================================================================
                                                              Proposed Maximum            Proposed Maximum             Amount of
        Title of Securities             Amount to be           Offering Price                 Aggregate              Registration
         to be Registered                Registered               Per Unit                Offering Price(2)               Fee(2)
----------------------------------------------------------------------------------------------------------------------------------
       Series C Convertible
    Redeemable Preferred Stock,       2,346,400 shares              $5.00                    $11,732,000               $3,460.94
    Par Value $.02 per Share(1)
----------------------------------------------------------------------------------------------------------------------------------
           Common Stock
    Par Value $.02 per Share(3)           2,346,400                  N/A                         N/A                      N/A
===================================================================================================================================

(1) This Registration Statement relates to Series C Convertible Redeemable Preferred Stock of the Registrant to be issued in exchange for partnership interests in Enex Consolidated Partners, L.P., a New Jersey limited partnership.

(2) Estimated in accordance with Rule 457(f)(2), solely for the purpose of calculating the registration fee. Previously paid.

(3) Issuable upon conversion of shares of Series C Convertible Redeemed Preferred Stock by the holders thereof for which no separate consideration is required.

                                ----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The statements contained herein that are not historical facts are forward-looking statements and therefore involve a number of risks and uncertainties. The actual results of future events described in such forward-looking statements in this Prospectus, including those regarding Middle Bay's and the Partnership's financial results, levels of oil and gas production or revenue, capital expenditures and capital resource activities, could differ materially from those estimated, anticipated or projected. Among the factors that could cause actual results to differ materially are: general economic conditions, competition, government regulations, the timing and extent of changes in commodity prices for oil and gas, environmental risks, drilling, producing and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves and the factors set forth in "Risk Factors and Material Considerations" included elsewhere herein, as well as the risks and uncertainties set forth from time to time in the other public reports filed with the Securities and Exchange Commission by Middle Bay and the Partnership and incorporated by reference herein.

                          MIDDLE BAY OIL COMPANY, INC.

                             CROSS REFERENCE SHEET




    ITEM
   NUMBER                           FORM S-4 CAPTION                             PROXY STATEMENT/PROSPECTUS CAPTION
   ------                           ----------------                             ----------------------------------
A.    Information About the Transaction:

     1.           Forepart of the Registration Statement and Outside Front
                  Cover Page of Prospectus..................................     Outside Front; Cover Page of Prospectus

     2.           Inside Front and Outside Back Cover Pages of Prospectus...     Inside Front and Outside Back Cover Pages
                                                                                 of Prospectus

     3.           Risk Factors, Ratio of Earnings to Fixed Charges and Other
                  Information                                                    Summary; Risk Factors and Material Con
                                                                                 siderations; Selected Financial Data

     4.           Terms of the Transaction.................................      Cover Page of Prospectus; Summary; The
                                                                                 Exchange Offer and Proposal

     5.           Pro Forma Financial Information..........................      Selected Financial Data - Middle Bay; Man
                                                                                 agement's Discussion and Analysis

     6.           Material Contacts with the Company Being Acquired........      Summary; The Exchange Offer and Proposal

     7.           Additional Information Required for Reoffering by Persons
                  and Parties Deemed to be Underwriters....................      Not applicable

     8.           Interests of Named Experts and Counsel...................      Legal Matters; Experts

     9.           Disclosure of Commission Position on Indemnification for
                  Securities Act Liabilities...............................      Not applicable

B.  Information About the Registrant:

     10.          Information with Respect to S-3 Registrants..............      Not applicable

     11.          Incorporation of Certain Information by Reference........      Not applicable

     12.          Information with Respect to S-2 or S-3 Registrants.......      Not applicable

     13.          Incorporation of Certain Information by Reference........      Not applicable

     14.          Information with Respect to Registrants Other Than S-3 or S-2
                  Registrants..............................................      Summary; Available Information; Manage
                                                                                 ment's Discussion and Analysis of Middle
                                                                                 Bay; Business of Middle Bay; Corporate
                                                                                 Governance of Middle Bay


C.    Information About the Company Being Acquired:

     15.          Information with Respect to S-3 Companies................      Not applicable

     16.          Information with Respect to S-2 or S-3 Companies.........      Not applicable

     17.          Information with Respect to Companies Other Than S-2 or
                  S-3 Companies............................................      Summary; Management's Discussion and
                                                                                 Analysis of the Partnership; Business of the
                                                                                 Partnership

D.    Voting and Management Information:

     18.          Information if Proxies, Consents or Authorizations are
                  to be Solicited..........................................      Cover Page of Prospectus; Summary-Des-
                                                                                 cription of the Series C Preferred; The
                                                                                 Exchange Offer and Proposal; Consent
                                                                                 Procedures

     19.          Information if Proxies, Consents or Authorizations are
                  not to be Solicited or in an Exchange Offer..............      Not applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRA TION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITA TION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                             SUBJECT TO COMPLETION
                            DATED OCTOBER ____, 1998

                                 EXCHANGE OFFER
                      AN AGGREGATE OF 2,346,400 SHARES OF
              MIDDLE BAY OIL COMPANY, INC. CONVERTIBLE REDEEMABLE
                 SERIES C PREFERRED STOCK FOR PARTNERSHIP UNITS
                      IN ENEX CONSOLIDATED PARTNERS, L.P.
                         (1,102,631 PARTNERSHIP UNITS)

                       EXCHANGE VALUE IN PREFERRED STOCK:
                          $10.64 PER PARTNERSHIP UNIT


This Prospectus (the "Prospectus") is being furnished to the investors ("Investors" or "Unitholders") in Enex Consolidated Partners, L.P., a New Jersey limited partnership (the "Partnership"), in connection with the offer by Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay") and the controlling shareholder of Enex Resources Corporation, a Delaware corporation and the general partner of the Partnership ("Enex" or "General Partner"), to exchange shares of Series C Convertible Redeemable Preferred Stock, $0.02 par value, of Middle Bay ("Series C Preferred") for all of the right, title and interest to units of limited partnership interest in the Partnership ("Partnership Units" or "Units") held by Investors, at the exchange value outlined below (the "Exchange Offer"). Each share of Series C Preferred is convertible at any time at the option of the holder into one share of Middle Bay common stock. The General Partner of the Partnership is a 79.2% majority-owned subsidiary of Middle Bay, and the Board of Directors and executive officers of Middle Bay serve as the Board of Directors and executive officers of the General Partner.

Series C Preferred of Middle Bay is being offered on a proportionate basis to owners of Partnership Units whereby Unitholders will receive 2.128 shares of Middle Bay Series C Preferred in exchange for each Unit held (the "Exchange Value Per Unit"). In connection with the Exchange Offer, a proposal is being submitted to Unitholders in the Partnership to amend the Partnership Agreement to provide for the transfer of all assets and liabilities of the Partnership to Middle Bay in exchange for shares of Series C Preferred and the pro-rata distribution of the Series C Preferred on the basis of the Exchange Value for each Unit in liquidation of the Partnership. EACH INVESTOR IN THE PARTNERSHIP WHO TENDERS HIS UNITS WILL, BY THAT TENDER, CONSENT TO THE PROPOSAL.

Middle Bay is making the Exchange Offer and Proposal for the primary purposes of consolidating the assets of the Partnership with those of Middle Bay in order to achieve efficiencies of operation and administration, to increase Middle Bay's Proved Reserves and borrowing base for further acquisitions of oil and gas properties, and to afford Unitholders the potential benefit of liquidity in their investment and an opportunity to participate in Middle Bay's potential growth as holders of Middle Bay equity securities. See "Reasons for the Exchange Offer" on page 40.


ADOPTION OF THE PROPOSAL REQUIRES THE CONSENT OF INVESTORS OF THE PARTNERSHIP HOLDING 60% OR GREATER OF THE PARTNERSHIP UNITS. THE GENERAL PARTNER OF THE PARTNERSHIP (ENEX) OWNS 620,097 UNITS, COMPRISING 56.24% OF THE 1,102,631 TOTAL PARTNERSHIP UNITS, AND MIDDLE BAY WILL CAUSE ENEX TO TENDER SUCH UNITS AND CONSENT TO THE PROPOSAL. UNITHOLDERS WILL RECEIVE THE CONSIDERATION SET FORTH HEREIN, AND THE PARTNERSHIP WILL BE DISSOLVED UPON CONSUMMATION OF THE EXCHANGE OFFER. ALL OF THE INVESTORS IN THE PARTNERSHIP (EXCEPT THOSE WHO EXERCISE CERTAIN APPRAISAL AND DISSENTERS' RIGHTS DESCRIBED BEGINNING ON PAGE 30 OF
THIS PROSPECTUS), WHETHER OR NOT THEY TENDER THEIR UNITS AND THUS VOTE IN FAVOR OF THE EXCHANGE OFFER, WILL RECEIVE THE SAME NUMBER OF SHARES OF MIDDLE BAY SERIES C PREFERRED AS THEY WOULD HAVE RECEIVED HAD THEY TENDERED THEIR PARTNERSHIP UNITS, AND THE PARTNERSHIP WILL BE DISSOLVED.

THE EXCHANGE OFFER INVOLVES MATERIAL RISKS THAT SHOULD BE CONSIDERED BY UNITHOLDERS. SEE "RISK FACTORS AND MATERIAL CONSIDERATIONS"
BEGINNING ON PAGE 19 OF THIS PROSPECTUS.   IN PARTICULAR, UNITHOLDERS
SHOULD CONSIDER THE FOLLOWING FACTORS:


RISKS REGARDING THE PROPOSAL:

      - UNITHOLDERS HAVE RECEIVED CASH DISTRIBUTIONS FROM THE PARTNERSHIP BASED ON DISTRIBUTABLE CASH GENERATED FROM THE PARTNERSHIP'S OPERATIONS. AFTER THE EXCHANGE, DISTRIBUTIONS TO FORMER UNIT HOLDERS WILL BE IN THE FORM OF CASH DIVIDENDS ON THE SERIES C PREFERRED (APPROXIMATELY 10% PER ANNUM ON THE EXCHANGE VALUE, PAYABLE SEMI-ANNUALLY).

      - THE EXCHANGE VALUE OF THE PARTNERSHIP UNITS IS BASED ON A FAIR MARKET VALUE DETERMINATION BY AN INDEPENDENT ENGINEERING FIRM EMPLOYED BY THE GENERAL PARTNER; HOWEVER, THERE IS NO ASSURANCE THAT THE EXCHANGE VALUE REFLECTS THE VALUE OF THE NET ASSETS OF THE PARTNERSHIP IF SUCH WERE SOLD TO AN UNAFFILIATED THIRD PARTY OR PARTIES IN AN ARM'S-LENGTH TRANSACTION.

      - MIDDLE BAY, AS CONTROLLING SHAREHOLDER OF THE GENERAL PARTNER, HAS AN INHERENT CONFLICT OF INTEREST IN THE DETERMINATION OF THE EXCHANGE VALUE. BOTH THE GENERAL PARTNER AND MIDDLE BAY OWE A

         FIDUCIARY DUTY TO UNITHOLDERS IN THE PARTNERSHIP. IN ADDITION, MIDDLE BAY AND ENEX OWE A DUTY TO THEIR RESPECTIVE STOCKHOLDERS. FURTHER, MIDDLE BAY EXPECTS TO BENEFIT FROM THE EXCHANGE.

      - DETERMINATION OF THE EXCHANGE VALUE WAS BASED PRIMARILY ON THE ESTIMATED PRESENT VALUE OF THE PARTNERSHIP'S PROVED OIL AND GAS RESERVES, WHICH INVOLVES MANY UNCERTAINTIES AND COULD HAVE RESULTED IN AN UNDERVALUATION OF PARTNERSHIP UNITS.

      - THE ALTERNATIVES OF CONTINUING THE PARTNERSHIP OR LIQUIDATING ITS ASSETS COULD POTENTIALLY BE MORE BENEFICIAL TO UNITHOLDERS THAN THE EXCHANGE OFFER.

      - INVESTORS THAT ARE NOT EXEMPT FROM FEDERAL INCOME TAX ON AN INVESTMENT IN THE PARTNERSHIP ARE REQUIRED TO RECOGNIZE GAIN OR LOSS ON THE EXCHANGE VALUE RECEIVED BY THEM.

      - NO INDEPENDENT REPRESENTATIVE WAS ENGAGED TO REPRESENT THE UNAFFILIATED INVESTORS IN NEGOTIATING THE TERMS OF THE EXCHANGE OFFER, WHICH MAY BE INFERIOR TO THOSE THAT COULD HAVE BEEN NEGOTIATED BY AN INDEPENDENT REPRESENTATIVE; HOWEVER, MIDDLE BAY OBTAINED AN OPINION AS TO THE FAIRNESS OF THE TRANSACTION TO THE UNITHOLDERS FROM AN INDEPENDENT INVESTMENT BANKING FIRM.

RISKS REGARDING OWNERSHIP OF MIDDLE BAY EQUITY SECURITIES:

      - OWNERSHIP OF MIDDLE BAY SERIES C PREFERRED MAY INVOLVE GREATER RISK THAN AN INVESTMENT IN THE PARTNERSHIP UNITS BECAUSE OF MIDDLE BAY'S BROADER OPERATIONS AND ITS USE OF DEBT TO PARTIALLY FINANCE ACQUISITIONS.

      - FUTURE EQUITY OFFERINGS BY MIDDLE BAY COULD POTENTIALLY BE DILUTIVE TO THE VALUE OF THE MIDDLE BAY COMMON STOCK INTO WHICH THE SERIES C PREFERRED IS CONVERTIBLE.

      - MIDDLE BAY, AS CONTROLLING SHAREHOLDER OF THE GENERAL PARTNER, HAS CONFLICTS OF INTEREST IN DETERMINING THE TERMS OF AND RECOM MENDING ACCEPTANCE OF THE PROPOSAL INASMUCH AS BOTH COMPANIES HAVE FIDUCIARY DUTIES TO THE UNITHOLDERS, AS WELL AS TO THEIR RESPECTIVE SHAREHOLDERS.

In reliance upon the report of H.J. Gruy and Associates, Inc. dated September 23, 1998 (the "Gruy Report") relative to the fair market value of the Proved Reserves and probable and possible reserves of the Partnership, Middle Bay and Enex have determined that the Total Exchange Value of all Units is $11,730,000 or $10.64 per Unit. The number of shares of Series C Preferred offered in exchange for Partnership Units will be determined by dividing the Total Exchange Value by the $5.00 liquidation value per share of Series C Preferred. Although Middle Bay has applied to have the Series C Preferred listed for trading on the NASDAQ Small Cap Stock Market, subject to approval, there is presently no trading market in the Series C Preferred, and there can be no assurance that a trading market will develop following the Exchange. On _________, 1998, the last reported bid price of the underlying Middle Bay common stock as reported (Symbol: MBOC) on the NASDAQ Small Cap Stock Market was $______ per share.

The Exchange Offer may be withdrawn at any time prior to its scheduled expiration date if Middle Bay determines that a material change affecting the Partnership or Middle Bay has occurred. The assets and liabilities of the Partnership, upon approval of the Proposal and adoption of the Exchange Offer, will be transferred to Middle Bay retroactively effective as of October 1, 1998 (the "Effective Date").

              THE EXCHANGE OFFER EXPIRES AT 5:00 P.M. CENTRAL TIME
                      ON __________, 1998 UNLESS EXTENDED

This Prospectus also constitutes the prospectus of Middle Bay with respect to the shares of Series C Preferred to be issued as consideration in the Exchange Offer. Middle Bay has filed a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") with the Securities and Exchange Commission (the "SEC"), of which this Prospectus forms a part.

THE SHARES OF SERIES C PREFERRED TO BE ISSUED IN CONNECTION WITH THE EXCHANGE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESEN TATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The approximate date on which this Prospectus will first be mailed to the Investors of the Partnership is ________, 1998.

                THE DATE OF THIS PROSPECTUS IS __________, 1998.

                               TABLE OF CONTENTS

AVAILABLE  INFORMATION.............................................................................................

SUMMARY  .........................................................................................................1
         The Exchange Offer and Proposal..........................................................................1
         Description of Series C Preferred........................................................................1
         Fairness of the Exchange Value...........................................................................2
         Comparison of Exchange Value With Values Used in 1997 Partnership Roll-Up................................3
         Summary Risk Factors and Considerations..................................................................3
         Middle Bay Oil Company, Inc..............................................................................7
         Enex Consolidated Partners, L.P.........................................................................10
         General Background Information..........................................................................11
         Alternatives to the Exchange............................................................................12
         Reasons for the Exchange Offer; Recommendations of the General Partner and Middle Bay...................13
         Fiduciary Duties of the General Partner and Middle Bay..................................................13
         Accounting Treatment....................................................................................13
         Business of Middle Bay and the Partnership After Consummation of the Exchange...........................13
         Comparative Rights of Security Holders..................................................................13
         Limited Appraisal/Dissenters' Rights....................................................................14
         Right to Inspect and Copy Partnership Records...........................................................14
         Resales of Middle Bay Series C Preferred; NASDAQ Small Cap Stock Market Listing.........................14
         Material Advantages and Disadvantages of the Exchange and Proposal......................................14
         Method of Determining Exchange Value for the Partnership................................................16
         Fairness Opinion........................................................................................18
         Consent Procedures......................................................................................18
         Summary of Tax Consequences.............................................................................18
         Conditions to the Exchange..............................................................................19
         Regulatory Approvals....................................................................................19
         Certain Transactions Between the Partnership, Enex and Middle Bay.......................................19

RISK  FACTORS  AND  MATERIAL  CONSIDERATIONS.....................................................................20
         Risks Related to the Exchange Offer.....................................................................20
                  Dividends in Lieu of Cash Distributions........................................................20
                  Lack of Arm's-Length Negotiations to Determine Value of Partnership Units......................20
                  Potential Benefits of Alternatives to the Exchange.............................................20
                  Lack of Independent Representative; Fairness Opinion...........................................21
                  Valuation Conflict of Interest; Benefits of Exchange to Middle Bay.............................21
                  Uncertainties in the Method of Determining Exchange Value......................................21
                  Other Assets and Liabilities...................................................................21
                  Subsequent Events..............................................................................22
                  No Fractional Shares...........................................................................22

                  Inherent Uncertainties in Estimating Reserves and Future Net Cash Flows........................22
                  Changes in Form and Nature of Investment Vehicle and Related Tax Status........................22
                  Risks Relating to Certain Federal Income Tax Considerations....................................22
         Risks Related to Middle Bay.............................................................................23
                  Potential Decline in Market Price of Middle Bay Securities.....................................23
                  Losses From Operations.........................................................................23
                  Inherent Uncertainties in Estimating Reserves and Future Revenues..............................23
                  Development of Additional Reserves.............................................................24
                  Retention and Attraction of Key Personnel......................................................24
                  Effective Control of Middle Bay by Single Shareholder..........................................24
                  Potential Dilutive Effect of Authorized but Unissued Capital Stock.............................25
                  Possible Delisting and Risk of Low-Priced Securities...........................................25
         Risks Related to the Oil and Gas Industry...............................................................26
                  Risk of Oil and Gas Operations.................................................................26
                  Current Oil and Gas Industry Conditions........................................................26
                  Government Regulation; Environmental Risks.....................................................26
                  Competition....................................................................................27

PRICE RANGE OF MIDDLE BAY COMMON STOCK,
         DIVIDENDS AND DISTRIBUTIONS.............................................................................27

THE EXCHANGE OFFER AND PROPOSAL..................................................................................28
         Description of the Exchange Offer.......................................................................28
         The Proposal............................................................................................29
         Timing of Series C Preferred Issuance...................................................................29
         Conditions to the Exchange..............................................................................30
         Regulatory Approvals....................................................................................30
         Limited Appraisal and Dissenters' Rights................................................................30
         Distribution of Series C Preferred......................................................................31
         Interests of Certain Persons in the Exchange and Proposal...............................................31
         Resale of Middle Bay Series C Preferred.................................................................32
         Fractional Shares.......................................................................................32
         Resales of Series C Preferred; Stock Market Listing.....................................................32
         Accounting Treatment....................................................................................32
         Closing Date............................................................................................33
         Operations After the Exchange...........................................................................33
         Expenses; Fees..........................................................................................33
         Middle Bay's Dividend Policy............................................................................33

METHOD OF DETERMINING EXCHANGE VALUE.............................................................................34
         General  ...............................................................................................34
         Exchange Value Components...............................................................................35
         Fairness Opinion........................................................................................37

REASONS FOR THE EXCHANGE OFFER...................................................................................40
         Recommendation of the General Partner...................................................................40
         Alternatives to the Exchange............................................................................42
         Benefits of Continued Operations........................................................................43
         Benefits of Liquidation.................................................................................44
         Recommendations of the Boards of Directors of Middle Bay and
                  the General Partner; Reasons for the Exchange..................................................46
         Fiduciary Duties of the General Partner and Middle Bay..................................................46
         Conflicts of Interest...................................................................................47
         Certain Transactions Between the Partnership, Enex and Middle Bay.......................................47
         Access to Investor List and Partnership Records.........................................................47

CONSENT PROCEDURES...............................................................................................48
         Written Consent and Vote Required.......................................................................48
         Consent Tabulation......................................................................................48
         Expiration of Exchange Offer............................................................................48
         Amount Tendered.........................................................................................48
         Revocability of Tenders.................................................................................49
         Solicitation of Letters of Transmittal..................................................................49
         Acceptance of Tenders...................................................................................49
         Special Requirements for Certain Investors..............................................................49
         Representations and Covenants...........................................................................50
         Validity of Tenders.....................................................................................50
         Payments of Fees and Expenses...........................................................................50
         Compliance with Tender Offer Practices..................................................................51

MATERIAL FEDERAL TAX CONSEQUENCES................................................................................51
         Tax Consequences of the Exchange........................................................................51
         Realization of Suspended Passive Losses.................................................................52
         Basis in Stock..........................................................................................52

SELECTED FINANCIAL DATA - MIDDLE  BAY............................................................................54
         Middle Bay Selected Historical Financial Data...........................................................54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF MIDDLE BAY'S
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................................................56
         Results of Operations -- 1997...........................................................................56
         Fiscal 1997.............................................................................................56
         Fiscal 1996.............................................................................................59
         Six Months Ended June 30, 1997 and 1998.................................................................60
         Effects of Oil and Gas Price Fluctuations...............................................................62
         Seasonality.............................................................................................63
         Inflation and Changing Prices...........................................................................63
         Capital Resources and Liquidity -- Fiscal 1997 and Fiscal 1996..........................................63

         Capital Resources and Liquidity -- Six Months Ended June 30, 1997 and 1998..............................65
                  Abandonment Accruals...........................................................................66
                  Minor Property Sale............................................................................66
                  $100 Million Line of Credit....................................................................67
                  Series B Preferred Stock.......................................................................68
                  Stock Purchase Agreement.......................................................................68
                  The Enex Acquisition...........................................................................68
                  Future Capital Requirements....................................................................70
                  Current Activities.............................................................................70
                  Year 2000 Computer Issues......................................................................71
         General  ...............................................................................................71
         Capital Expenditures -- Fiscal 1997 and Fiscal 1996.....................................................72

SELECTED FINANCIAL DATA - PARTNERSHIP............................................................................74
         Partnership Selected Historical Financial Data..........................................................74

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF PARTNERSHIP
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................................................76
         Results of Operations...................................................................................76
         Capital Resources and Liquidity.........................................................................78
         Six Months Ended June 30, 1997 and 1998.................................................................78
         Capital Resources and Liquidity.........................................................................79
         Certain Comparative Information.........................................................................80

SELECTED PRO FORMA CONSOLIDATED FINANCIAL
         INFORMATION (UNAUDITED).................................................................................81

BUSINESS OF MIDDLE BAY...........................................................................................89
         Business Strategy.......................................................................................89
         Acquisition Policy......................................................................................90
         Drilling Activities.....................................................................................90
         Acquisitions and Mergers................................................................................92
         Middle Bay Financing....................................................................................93
         Competition, Markets and Regulation.....................................................................93
         Employees...............................................................................................94
         Properties..............................................................................................94
         Legal Proceedings......................................................................................100

CORPORATE GOVERNANCE OF MIDDLE BAY..............................................................................100
         Directors and Executive Officers.......................................................................101
         Compensation of Directors..............................................................................103
         Security Ownership of Certain Beneficial Owners........................................................103
         Security Ownership of Management.......................................................................104
         Changes in Control.....................................................................................106
         Executive Compensation.................................................................................106

         Employment Agreements................................................................................109
         Compliance with Section 16(a) of the Exchange Act....................................................110

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS............................................................110

BUSINESS OF THE PARTNERSHIP...................................................................................111
         General  ............................................................................................111
         Marketing............................................................................................112
         Environmental and Conservation Regulation............................................................113
         Tax Laws ............................................................................................113
         Properties...........................................................................................114
         Oil and Gas Reserves.................................................................................115
         Net Oil and Gas Production...........................................................................115
         Legal Proceedings....................................................................................116
         Market for Common Equity and Related Security Holder Matters.........................................116
         Number of Equity Security Holders....................................................................117
         Distributions........................................................................................117

LEGAL  MATTERS................................................................................................117

DESCRIPTION  OF  MIDDLE  BAY  EQUITY  SECURITIES..............................................................117
         Common Stock.........................................................................................117
         Preferred Stock......................................................................................118
         Certain Effects of Authorized but Unissued Stock.....................................................120
         Transfer Agent and Registrar.........................................................................120

INDEMNIFICATION OF MIDDLE BAY'S DIRECTORS AND OFFICERS........................................................120

COMPARATIVE RIGHTS OF SECURITY HOLDERS........................................................................121

EXPERTS.......................................................................................................127

GLOSSARY......................................................................................................127

INDEX  TO  FINANCIAL  STATEMENTS..............................................................................130

                              AVAILABLE INFORMATION

         Middle Bay, Enex and the Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by Middle Bay, Enex and the Partnership with the SEC can be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, DC 20549 and should be available at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60621. Copies of such material may be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street NW, Washington, DC 20549 at prescribed rates. The SEC maintains an Internet Website at http://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy statements and other information filed by Middle Bay may also be inspected and copied at the offices of the NASDAQ Stock Market, 1735 K Street NW, Washington, DC 20006.

         Middle Bay has filed the Registration Statement on Form S-4 with the SEC under the Securities Act of 1933 (the "Securities Act") with respect to the Series C Preferred to be offered in connection with the Exchange. This Prospectus does not contain all of the information contained in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Middle Bay and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the SEC's offices, without charge, or copies of which may be obtained from the SEC upon payment of prescribed fees. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         The General Partner will furnish to any Investor, upon written request and without charge, a current alphabetized listing of the names and addresses of all Unitholders of the Partnership. Requests should be addressed to Enex Resources Corporation, 1221 Lamar Street, Suite 1020, Houston, Texas 77010, telephone number (713) 759-6808. Investors also have the right under the Partnership Agreement to inspect the books and records of the Partnership.

                                    SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Prospectus. This summary is not intended to be a complete description of the matters covered in this Prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Prospectus, Exhibits hereto and the documents incorporated herein by reference. Investors are urged to read carefully the entire Prospectus and Exhibits. See "Glossary" included elsewhere in this Prospectus for definitions of certain oil and gas terms.

THE EXCHANGE OFFER AND PROPOSAL

         Middle Bay is offering to exchange Series C Preferred for Partnership Units in the Partnership at the exchange rate outlined below (the "Exchange Offer"). Investors who tender their Partnership Units will receive 2.128 shares of Series C Preferred in exchange for each Partnership Unit. Cash will be exchanged in lieu of any resulting fractional share of Series C Preferred. In connection with the Exchange Offer, Middle Bay is submitting a Proposal to Investors in the Partnership to amend the Partnership Agreement to provide for the transfer of all of the assets and liabilities of the Partnership to Middle Bay as of the October 1, 1998 Effective Date in exchange for Series C Preferred and the pro-rata distribution of such consideration in liquidation of the Partnership. Each Investor who tenders his Partnership Units pursuant to the Exchange Offer will, by that tender, consent to the Proposal. If the Partnership adopts the Proposal by the consent of a 60% majority of the Partnership Units, all Investors in the Partnership (except those who choose to exercise appraisal or dissenters' rights), whether or not they tendered their Units in the Exchange Offer, will receive the same amount of Series C Preferred they would have received had they tendered their Partnership Units. ALTHOUGH CONSUMMATION OF THE EXCHANGE OFFER FOR THE PARTNERSHIP IS CONDITIONED UPON APPROVAL BY THE PARTNERSHIP OF THE PROPOSAL, APPROVAL OF THE PROPOSAL AND ADOPTION OF THE EXCHANGE OFFER IS EXPECTED BECAUSE MIDDLE BAY CONTROLS THE GENERAL PARTNER AND THUS THE VOTING RIGHTS OF 56.24% OF THE UNITS. See "The Exchange Offer and Proposal." Unitholders who may be entitled to a fractional share of Series C Preferred will be paid cash in lieu of the fractional share.

DESCRIPTION OF SERIES C PREFERRED

         The holders of Series C Preferred shares are entitled to receive cumulative cash dividends in an amount per share of $.50 per annum, payable semi-annually on March 31st and September 30th of each year (measured by the fiscal year of Middle Bay). These dividends are payable in preference to and prior to the payment of any dividend or distribution to any holder of Middle Bay common stock or other junior security. In the event of a liquidation, dissolution or winding up of Middle Bay, holders of Series C Preferred shares will have the right to liquidation preferences in the amount of $5.00 per share held, plus an amount equal to all dividends accumulated, accrued and unpaid thereon to the date of final distributions to such holders, before any payment will be made to holders of Middle Bay common stock or other junior securities of Middle Bay. The liquidation preferences of the Series C Preferred shares rank on a parity with the presently issued and outstanding Series B Preferred shares.

         At any time from and after the Effective Date, the holders of Series C Preferred shares will have the right to convert each share of Series C Preferred into one share of Middle Bay common stock (as such conversion rate may be adjusted as a result of any dividend, subdivision, combination or issuance of Middle Bay common stock). On or after January 1, 2000, Middle Bay may redeem all or a portion of the Series C Preferred, at its option, at a purchase price of $5.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends, if any, to the date of redemption, subject to the holders' rights to convert.

         The Series C Preferred is generally nonvoting; however, holders of Series C Preferred are entitled to vote on any amendment, alteration or appeal of any provision of Middle Bay's Articles of Incorporation which would adversely affect any holder's rights and preferences. The issuance of an additional series of preferred stock will not be deemed to adversely affect the rights and preferences of the holders of Series C Preferred, so long as any such series of preferred stock ranks junior to or on a parity with the Series C Preferred.

         Series C Preferred issued in the Exchange will be freely transferable immediately following issuance; Middle Bay has applied for listing the Series C Preferred shares for trading on the NASDAQ Small Cap Stock Market, subject to approval and notice of issuance; however, no trading market presently exists for the Series C Preferred, and there can be no assurance that a trading market will develop following consummation of the Exchange. The Exchange Offer may be withdrawn at the option of Middle Bay if (i) Middle Bay determines, in its sole discretion, that a material change affecting the Partnership has occurred, or
(ii) Unitholders representing 175,000 or more Units elect to exercise dissenters' rights. See "The Exchange Offer and Proposal," "Description of Middle Bay Equity Securities" and "Comparative Rights of Security Holders."

FAIRNESS OF THE EXCHANGE VALUE

         Harris Webb & Garrison, Inc. ("HWG") has rendered its opinion to Middle Bay and the General Partner that the consideration to be received by Unitholders based upon the Exchange Value as contemplated by the Exchange Offer and Proposal is fair from a financial point of view. A copy of the Fairness Opinion, dated October 15, 1998, is attached hereto as Exhibit "D" and should be read in its entirety with regard to assumptions made, matters considered and limitations of the review undertaken by HWG in rendering its opinion. See "Method of Determining Exchange Value - Fairness Opinion."

COMPARISON OF EXCHANGE VALUE WITH VALUES USED
IN 1997 PARTNERSHIP ROLL-UP

         H.J. Gruy & Associates, Inc. ("Gruy"), an independent petroleum engineering firm, was engaged by Middle Bay and the General Partner to make a fair market evaluation of the Partnership's oil and gas reserves as of October 1, 1998. Gruy is the same engineering firm which estimated the oil and gas reserves for the Partnership and each of the Predecessor Partnerships in connection with the 1997 consolidation of the Predecessor Partnerships into the Partnership (the "1997 Roll-up"). Gruy's approach to determining the fair market value of Proved Reserves for the Partnership for the Exchange Offer was the same as for each of the partnerships which were consolidated in 1997 to form the Partnership (the "Predecessor Partnerships") in connection with the 1997 Roll-up. However, Gruy assigned no fair market value to the categories of probable and possible reserves for the Predecessor Partnerships, but did assign a value for those categories of

Partnership reserves for the Exchange Offer. To the extent that the fair market evaluation for the Partnership's present estimated reserves differs materially from the fair market valuation of the Predecessor Partnerships' reserves in 1997, the primary causes of such changes are the production and sale of oil and gas production and properties by the Partnership and the decline in the market prices for oil and gas over the past 12 months.

SUMMARY RISK FACTORS AND MATERIAL CONSIDERATIONS

         In addition to the information included in this Prospectus, Investors should carefully consider the following factors in determining whether to accept the Exchange Offer and consent to the Proposal. The risk factors summarized below are described in further detail elsewhere in this Prospectus at "Risk Factors and Material Considerations" beginning on page 19.

         (1)      Risks Associated with the Exchange.

                  Middle Bay Dividend Policy. The Series C Preferred is expected to pay cash dividends of 10% ($.50 per Preferred Share) per annum. With respect to its common stock, Middle Bay's policy is to retain its earnings to support the growth of Middle Bay's business. Accordingly, the Board of Directors of Middle Bay has never declared cash dividends on its common stock and does not plan to do so in the foreseeable future. Furthermore, the terms of Middle Bay's debt agreements prohibit Middle Bay from paying cash dividends on its common stock. Thus, upon consummation of the Exchange, Investors who choose to convert the Series C Preferred into common stock would no longer receive cash distributions, and it is unlikely that cash dividends will be paid on the Middle Bay common stock at any time in the foreseeable future.

                  Lack of Arm's-Length Negotiations and Uncertainties in the Method of Determining the Exchange Value. Although the Exchange Value was determined by Middle Bay and Enex based upon a fair market evaluation of the Partnership's Proved Reserves by Gruy dated September 23, 1998 (the "Gruy Report"), the Exchange Value may not reflect the actual value of the net assets of the Partnership. The primary assets of the Partnership considered by Gruy when determining the Exchange Value were the proved oil and gas reserves of the Partnership (the "Proved Reserves") and the present value of associated future net cash flows as of October 1, 1998. There are many uncertainties inherent in estimating quantities of Proved Reserves, and the present value attributed to the Partnership's Proved Reserves may be less than the discounted future net cash flows actually received from the Partnership's interest in its oil and gas properties. In that event, the use of this valuation methodology will have resulted in an undervaluation of the Partnership Units.
See "Method of Determining Exchange Value."

                  Federal Income Tax Consequences. Investors that are not exempt from federal income tax on an investment in the Partnership will be required to recognize gain or loss on the Exchange Value received by them. See "Summary of Tax Consequences." To the extent that gain is recognized, such taxpaying Investors will be required to pay federal income tax, although they will be receiving Series C Preferred for which a trading market may not develop. Investors also should consult their individual tax advisors to determine whether they are subject to any tax under state law.

                  Potential Benefits of Alternatives to the Exchange. The alternatives to the Exchange Offer are the continuation of the Partnership or the liquidation of the Partnership's assets and distribution of the liquidation proceeds to Investors, either of which could potentially be more beneficial to Investors than the Exchange by avoiding the risks associated with ownership of Middle Bay Series C Preferred and, in the case of a liquidation of the Partnership, by providing an immediate cash return to Investors. See "Reasons for the Exchange Offer - Recommendation of the General Partner" and "Alternatives to the Exchange."

                  Lack of Independent Representatives for Investors; Fairness Opinion. No independent representative was selected or hired to represent the interests of the Investors in negotiating the terms of the Exchange Offer. The Exchange Value and other terms of the Exchange Offer may therefore be inferior to those that could have been negotiated by an independent representative. However, Middle Bay and the General Partner believe the Exchange Offer to be fair to Unitholders. Middle Bay did retain an independent third party to render an opinion regarding the fairness of the terms of the Exchange Offer to Unitholders. The "Fairness Opinion" is summarized under "Fairness Opinion," beginning on page 36 of this Prospectus.

                  Conflicts of Interest of Middle Bay and the General Partner. Middle Bay, as controlling shareholder of the General Partner of the Partnership, has an inherent conflict of interest in the determination of the Exchange Value. Both the General Partner and Middle Bay owe a fiduciary duty to Unitholders in the Partnership. In addition, Middle Bay and Enex owe a duty to their respective stockholders, and Middle Bay owes a duty to the minority shareholders of Enex. Middle Bay will benefit from the acquisition of the Partnership's properties by its receipt of cash flow from the properties and the addition to its borrowing base of the Proved Reserves of the Partnership which is expected to facilitate bank financing of future acquisitions. While Middle Bay believes that it has fulfilled its fiduciary obligations in the determination of the Exchange Value which is supported, in part, by the Gruy Report and the Fairness Opinion, no degree of objectivity or professional competence can eliminate the inherent conflicts of interest. See "Reasons for the Exchange Offer Fiduciary Duties of Middle Bay and the General Partner" and "Conflicts of Interest."

                  Other Assets and Liabilities. The method of determining the Exchange Value takes into account the estimated value of other assets and liabilities of the Partnership as of September 30, 1998. In calculating the Exchange Value, the net book value of current assets and liabilities of the Partnership was derived from the Partnership's unaudited balance sheet as of September 30, 1998 prepared on an accrual basis. The balance sheet book value of current assets and liabilities used by Middle Bay in the calculation of fair market value which was included in the Exchange Value may be higher or lower than the actual fair market value of those assets and liabilities.

                  Subsequent Events. The Exchange Value will not be adjusted to reflect changes in the present value of the estimated future net cash flows attributable to the Proved Reserves of the Partnership after September 23, 1998, although oil and gas prices in subsequent periods may differ from the prices used on the date of the reserve reports.

                  No Fractional Shares. No fractional Series C Preferred will be issued in connection with the Exchange Offer. A Unitholder who would otherwise be entitled to a fractional share of Series C Preferred will be paid cash in lieu of such fractional share.

                 Inherent Uncertainties in Estimating Reserves and Future Revenues. This Prospectus contains estimates of Middle Bay's and the Partnership's proved oil and gas reserves and future net revenues therefrom. In order to estimate the reserves, costs and future cash flows, reliance has been made in part on geological, engineering and economic data furnished by Middle Bay to Gruy. Although a best efforts attempt has been made to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized.

                 Changes in Form and Nature of Investment Vehicle and Related Tax Status. The Partnership and its Predecessor Partnerships since inception have been operated as partnerships under the Internal Revenue Code. Upon consummation of the Exchange, the assets of the Partnership will be owned and operated by Middle Bay, a "C" corporation which is subject to federal and state income taxes. Unlike distributions from the Partnership, dividends of the Series C Preferred shares are subject to tax at the Middle Bay corporate level and at the individual shareholder level. Unitholders' rights with regard to distributions and matters governing control and management of the business and assets of the Partnership will no longer be determined by the Partnership Agreement and New Jersey partnership law but will be controlled by the Articles of Incorporation and Bylaws of Middle Bay and the Alabama Business Corporation Act. See "Corporate Governance of Middle Bay" and "Comparative Rights of Security Holders."

         (2)     Risks Associated with Ownership of Middle Bay Equity
                 Securities.

         In addition to the information included in this Prospectus, Investors should carefully consider the following factors related to Middle Bay in determining whether to accept the Exchange Offer. The risk factors summarized below are described in further detail elsewhere in this Prospectus at "Risk Factors and Material Considerations."

                 Potential Decline in Market Price of Series C Preferred or Underlying Common Stock. Access to any trading market which may develop in the Series C Preferred by exchanging Investors may result in a relatively large number of shares of Series C Preferred offered for sale immediately after the Closing Date. This may tend to lower any market price for the Series C Preferred. Future general stock market conditions, as well as conditions in the oil and gas industry in general or the effect of such conditions on Middle Bay in particular, could also adversely affect the market price of the Middle Bay common stock into which the Series C Preferred is convertible. There can be no assurance regarding any potential appreciation in the market price of the common stock. Any decline in the market price of the common stock could lower the market value of the Series C Preferred and reduce a Unitholder's return on investment or increase the loss on the Unitholder's original investment.

                  Losses From Middle Bay's Operations. The historical financial data for Middle Bay reflects a net loss for the year ended December 31, 1997 of $16,184,052 after incurring a one-time, noncash impairment charge of $21,147,823 required by Financial Accounting Standard #121 which requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Fiscal 1997"). Further, Middle Bay's net loss for the six-month period ended June 30, 1998 was $2,148,628, or $.28 per share of common stock. Middle Bay's future ability to maintain its financing arrangements, produce its oil and gas reserves, service its debt obligations and pay dividends on the Series C Preferred could be adversely affected by a continuing lack of profitability.

                  Development of Additional Reserves. Middle Bay's future success depends significantly upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. There can be no assurance that Middle Bay will be able to discover additional commercial quantities of oil and gas or that Middle Bay will be able to continue to acquire interests in underdeveloped oil and gas fields and enhance production and reserves therefrom.

                  Retention and Attraction of Key Personnel. Middle Bay depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on Middle Bay's business.

         (3)      Risks Related to Oil and Gas Industry.

                  Risks of Oil and Gas Operations. Middle Bay's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damages and other damage to the properties of Middle Bay or others.

                  Current Oil and Gas Industry Conditions. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of geopolitical and other factors that are beyond the control of Middle Bay.

                  Regulation. The oil and gas industry is subject to broad and frequently changing regulations that could adversely affect the operations of Middle Bay.

                  Competition. The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for and production of oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of Middle Bay's competitors have greater financial and other resources than does Middle Bay.

         In spite of the foregoing risks, Middle Bay initiated and proposed the Exchange Offer and Middle Bay and Enex recommend adoption of the Proposal by the Partnership to enable Middle Bay to acquire the assets and liabilities of the Partnership and to provide Investors with the potential benefits summarized below under the caption "Reasons for the Exchange Offer."

MIDDLE BAY OIL COMPANY, INC.

         Middle Bay Oil Company, Inc. ("Middle Bay" or the "Company") owns 79.2% of Enex Resources Corporation ("Enex"), the General Partner of the Partnership. Middle Bay acquired its controlling ownership of the common stock of Enex in March, 1998 pursuant to a cash tender offer.

         Middle Bay is primarily engaged in the development and production of oil and gas properties, and its operations are primarily in the Mid-Continent and Gulf Coast regions of the contiguous United States. The Company's business strategy is to seek new reserves principally in areas of low geologic risk and to exploit underdeveloped existing oil and gas fields, with emphasis on the following activities:

             - Increasing production, cash flow and asset value by acquiring Producing Properties with stable production rates, long reserve lives and potential for exploitation and development;

             - Building on Middle Bay's existing base of operations by concentrating its development activities in its primary operating areas in the Gulf Coast and the Mid-continent Regions;

             - Acquiring additional properties with potential for developmental drilling to maintain a significant inventory of undeveloped Prospects and to enhance Middle Bay's foundation for future growth;

             - Serving as operator of its wells to ensure technical performance and reduce costs;

             - Expanding its relationships with major and large independent oil and gas companies to access their undeveloped properties, seismic data and financial resources;

             -    Managing financial risk and mitigating technical risk by:

                     - drilling in known productive trends with multi-horizon
                       geologic potential;
                     - diversifying investment over a large number of wells in
                       Middle Bay's primary operating areas;
                     - developing properties that provide a balance between
                       short and long reserve lives; and
                     - keeping a balanced reserve profile between oil and gas;
                       and

              - Maintaining low general and administrative expenses and increasing economies of scale to reduce per unit operating costs and reserve acquisition costs.

         In the ordinary course of its business, the Company continues to evaluate acquisition, joint venture and other opportunities that would enable it to further its business strategy.

         Principal Areas of Activity. The following table shows proved oil and gas reserves by major field for Middle Bay's largest producing fields at December 31, 1997. The values represent the present value of estimated future net cash flows before income taxes, discounted at 10%, assuming unescalated expenses and prices of $16.18/Bbl and $2.54/MMBtu attributable to proved reserves at December 31, 1997, as determined by the independent reserve engineers identified under "Experts":

                                                   Discounted
                                                    Present           Percentage           Oil              Gas
    Field Name/                   Primary            Value             of Total          Reserves         Reserves
    County/State                  Operator         (Thousands)        Present Value       (MBbls)          (MMcf)
    ------------                  --------         -----------        -------------      ---------        -------
Spivey                            Company             $  9,329             30.9%            993           11,415
Harper/Kingman, KS

Riceville Field                   Murphy                 4,958             16.4%             50            2,244
Vermillion, LA

Hatters Pond                      Texaco                 1,019              3.4%             71              187
Mobile, AL

Wright Field                      Hilcorp                  735              2.4%             96              150
Vermillion, LA

Murphy Lake                     Amerada Hess               587              1.9%             99               --
St. Martin, LA

Lockhart Crossing                  Amoco                   488              1.6%             10              270
Livingston, LA

Polo Field                        Lu-Ray                   481              1.6%            141                5
Noble, OK

Abbeville                         Company                  473              1.6%              3              279
Vermillion, LA

Okeene N.W.                     Ricks Expl.                443              1.5%             11              507
Major, OK

N. Frisco City                  Torch Energy               443              1.5%             33               32
Monroe, AL

Others                            Various               11,223             37.2%          1,426            3,330
                                                   -----------        -------------      ---------        -------

Total                                                 $ 30,179            100.0%          2,933           18,419
                                                   ===========        =============      =========        =======

         In 1997, Middle Bay acquired approximately 42,000 net mineral acres, situated in Terrebonne, Lafourche and St. Mary Parishes in Louisiana pursuant to a merger agreement with Shore Oil Company. Of the total acreage, 39,769 acres are non-producing and the remainder is held by production under existing leases. The nonproducing acreage is located in the following parishes: 20,587 in Terrebonne (Montegut and Houma areas), 11,128 acres in Lafourche (Raceland and Valentine areas) and 8,054 acres in St. Mary Parish (Charenton area). The nonproducing acreage currently under lease and/or option has expiration dates as follows: 17,835 acres in 1998 and 5,722 acres in 2000. As of December 31, 1997, 16,212 acres were not under lease. Royalty interest in the leases covering the nonproducing minerals ranges from 20% to 25%. The mineral servitude prescription dates are estimated by Middle Bay to be as follows: 620 acres prescribed in 1997, 6,226 acres in 1999, 5,286 acres in 2002, 4,145 acres in 2004, 1,121 acres in 2005, 1,145 acres held in perpetuity and the remaining acreage has prescription interrupted by production. Effective April 1, 1992, Shore Oil Company sold the production rights under tracts producing at that time and does not receive royalty income from the sale of oil or gas on those tracts. Over 80% of the nonproducing minerals have been covered by 3-D seismic shot by third parties and provided to Middle Bay at no cost. During the period July 1, 1997 through December 31, 1997, Middle Bay received approximately $975,000 in lease bonus, delay rental and seismic option income on the acreage. Lee Keeling and Associates, Inc., an independent oil and gas engineering firm valued the acreage as of June 30, 1997 at $3,627,000. See "Experts." One unsuccessful exploratory well in Lafourche Parish, the Shore Oil Company #1, was drilled on the fee mineral acreage in 1997 and abandoned in February, 1998. In Terrebonne Parish, two unsuccessful exploratory wells, the Middle Bay Oil Co. #1 and Shore Oil Co. #1, were abandoned in February and May, 1998, respectively. As of September 30, 1998, an exploratory well, the Shore Oil Company #1, which was drilled in St. Mary Parish, Louisiana, has been successfully completed and is awaiting installation of production facilities. A second exploratory well, the Middle Bay Oil Co. #1, was drilling in St. Mary Parish, Louisiana at September 30, 1998.

         Productive Wells and Acreage. The following table depicts the number of gross and net producing wells and related Developed and Undeveloped Acreage in which Middle Bay owned an interest for the period ended December 31, 1997. Undeveloped Acreage is oil and gas acreage (including, in certain instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

         Middle Bay's net Developed Acreage is located primarily in Oklahoma, Texas, Louisiana, Alabama, New Mexico and Kansas. Middle Bay's net Undeveloped Acreage is located primarily in Kansas.

                                                   Acreage
                                           --------------------------
                                      Developed                Undeveloped
                                      ---------                -----------
                  Gross Acres          239,646                     9,758
                  Net Acres             20,337                     8,643

                                               Productive Wells
                                           --------------------------

                                         Oil                       Gas
                                         ---                       ---

                  Gross Wells          797.00                    184.00
                  Net Wells             68.67                     30.13

         Excluded from the acreage data are approximately 44,041 net mineral acres owned by Middle Bay, all of which are considered to have potential for oil and gas exploration.

         Middle Bay was incorporated in Alabama in 1992. Its principal executive offices are located at 1221 Lamar Street, Suite 1020, Houston, Texas 77010, and its telephone number is (713) 759-6808.

ENEX CONSOLIDATED PARTNERS, L.P.

         Enex Consolidated Partners, L.P. (the "Partnership") was formed under New Jersey Uniform Limited Partnership Law (1976) on June 30, 1997 from the combination of thirty-four Enex Oil and Gas limited partnerships, consisting of Enex Program I Partners, L.P., four partnerships in Enex Oil & Gas Income Program II, eight partnerships in Enex Oil & Gas Income Program III, six partnerships in Enex Oil & Gas Income Program IV, five partnerships in Enex Oil & Gas Income Program V, Enex Oil & Gas Income Program VI - Series 1, L.P., three partnerships in Enex Income and Retirement Fund, three partnerships in Enex 88-89 Income and Retirement Fund, and three partnerships in Enex 90-91 Income and Retirement Fund (collectively, the "Predecessor Partnerships"). The General Partner of the Partnership is Enex Resources Corporation, a Delaware corporation which is a 79.2% owned subsidiary of Middle Bay.

         The Predecessor Partnerships were consolidated into the Partnership based on fair market evaluations of the oil and gas reserves of each Predecessor Partnership prepared by Gruy, and Enex has managed the Partnership as General Partner since that date. Each of the Predecessor Partnership's assets consisted primarily of interests in producing wells and, to a lesser extent, interests in properties with proved undeveloped acreage. Certain of the principal objectives of the consolidation included (i) anticipated reduction of overhead and operating expenses, (ii) simplified managerial and administrative requirements, (iii) reduction of risk due to diversification of assets, and
(iv) an expanded reserve base, all with a view toward maximizing income distributions to Unitholders. Certain of the Predecessor Partnerships held interests in properties with proved undeveloped reserves, and a further objective of the Partnership was to complete the development of those properties. The Partnership has now completed its drilling operations and acquisitions, and the General Partner and Middle Bay believe that the objectives of the consolidation of the Predecessor Partnerships have been substantially achieved.

         The Partnership is now engaged in the oil and gas business through the ownership of various interests in producing oil and gas properties, as described elsewhere herein. The Partnership has not engaged in significant drilling activities except as an incidental part of the management of producing properties or with a view toward enhancing the value of producing properties. The Partnership does not engage in exploratory drilling. The expenses of drilling, completing and equipping and operating development wells are allocated approximately 96% to the limited partners and 4% to the General Partner.

         The primary investment objectives of the Partnership and its Predecessor Partnerships were to acquire and hold nonworking interests in oil and gas properties that (i) did not subject the Partnership to the obligations inherent in the operations of oil and gas properties, (ii) entitled the Partnership to revenues from sales of oil and gas, net of certain costs and expenses, which would result in regular cash distributions to Unitholders, and
(iii) represented proved oil and gas reserves, the future production of which would afford protection against future inflationary increases in oil and gas prices. Middle Bay and the General Partner believe these objectives have been met for the Partnership.

         The principal executive office of the Partnership is maintained at 800 Rockmead Drive, Three Kingwood Place, Suite 200, Kingwood, Texas 77339. The telephone number at this office is (281) 358-8401.

The Partnership and the General Partner also share office facilities at the principal offices of Middle Bay, 1221 Lamar Street, Suite 1020, Houston, Texas 77010.

GENERAL BACKGROUND INFORMATION

         Enex has received inquiries and concerns from Investors regarding anticipated production declines and reductions of cash distributions and determined that the Partnership had reached the stage in its production history where consideration of the Exchange Offer became appropriate. That determination was based on the following factors:

                  Production Declines. Since 1993, the Partnership's consolidated oil and gas production volumes have declined from peak levels reached in 1992. Production volumes are expected to decline further in subsequent periods due to ongoing depletion of the Partnership's wells. The decline in production rates due to depletion of reserves is neither unusual nor unexpected in the oil and gas industry.

                  Middle Bay's Acquisition of the Partnership's Properties. Middle Bay believes it is a natural acquisition candidate for various reasons, including Middle Bay's (i) interest in reducing the overhead expense involved in administration of the Partnership by Enex; (ii) greater diversification and capital resources enabling Middle Bay to fund contingent liabilities and other expenses necessary for the continued operation of the Partnership's properties;
(iii) interest in assisting the General Partner in responding to Investors' concerns about the future prospects of the Partnership; and (iv) anticipated benefits of broadening its reserve and borrowing bases by acquiring the Partnership's properties.

ALTERNATIVES TO THE EXCHANGE

         Although Middle Bay and Enex have considered the continuation of the Partnership or liquidation of the Partnership as potential alternatives to the Exchange Offer, these alternatives were rejected for various reasons, including the following:

                  Liquidation. Although liquidation would provide an immediate cash return to the limited partners and would avoid the risks associated with the ownership of Middle Bay shares, based on its experience in the oil and gas industry, the General Partner determined that a liquidation of the Partnership would likely result in lower cash value to the limited partners than the value represented by the Series C Preferred. This is because third-party purchasers of oil and gas properties may pay less than the net present value, discounted at 10%, of the anticipated cash flows of a property's proved oil and gas reserves, further adjusted for risks associated with different types of reserves and other factors, and the administrative and overhead expenses incurred during the period of liquidation would further reduce the cash available to the limited partners. The market prices of Middle Bay Series C Preferred (if any) and Middle Bay common stock from time to time may reflect additional value associated with Middle Bay's success (of which there can be no assurance) as a growth company in the oil and gas business.

                  Lack of Partnership Resources and Declining Reserves. Continuation of the Partnership, while avoiding the risks associated with the Exchange Offer and the discontinuance of cash distributions, would result in declining operating results and distribution rates for the Partnership because: (i) reserves will be depleted in the ordinary course from ongoing production, (ii) general and administrative expenses will remain the same, regardless of the operating results of the Partnership, and (iii) the Partnership would have to incur the cost of plugging and abandoning Partnership wells when they become uneconomic or any future sale of the Partnership's wells would be at a price which would reflect the anticipated costs of such plugging and abandonment expenses.

                  Management's Conclusions Regarding Liquidation Value of the Partnership at Comparable Values. Middle Bay and Enex have concluded that, while an asset sale in liquidation might generate limited third-party interest, a sale of the assets of the Partnership would not provide immediate cash returns to Investors in excess of the liquidation value of the Partnership and would likely result in valuations by a third-party bidder or bidders below the Exchange Value of the Partnership Units. Middle Bay has engaged Gruy to provide an independent analysis of the current liquidation value of the Partnership. Results of that liquidation analysis reflect a liquidation value for the Partnership estimated at $9.17 per Unit, or approximately 14% less than the Exchange Value. In view of the uncertainties inherent in the General Partner's analysis of the value, there can be no assurance that obtaining additional bids for an arm's-length sale of the Partnership's assets would not result in a valuation that would be comparable to or higher than the Exchange Value, while also avoiding the risks associated with ownership of the Series C Preferred.

REASONS FOR THE EXCHANGE OFFER; RECOMMENDATIONS OF THE
GENERAL PARTNER AND MIDDLE BAY

         Based on the Gruy Report and supported by the Fairness Opinion, Middle Bay and the General Partner believe that the Exchange Offer is fair to and in the best interests of the Partnership and its Unitholders and recommends that Unitholders consent to the Proposal and accept the Exchange Offer. See "Background of the Exchange Offer." The recommendation is made in light of the fiduciary duties owed by the General Partner and Middle Bay to the Unitholders and is based on a number of factors discussed in this Prospectus, including benefits of the Exchange to Middle Bay which involve inherent conflicts of interest. See "Reasons for the Exchange Offer." If the Exchange is not consummated, the Partnership will continue to operate its properties, and the General Partner will review alternatives that may become available from time to time regarding the sale of the Partnership's assets.

FIDUCIARY DUTIES OF THE GENERAL PARTNER AND MIDDLE BAY

         Both the General Partner and Middle Bay owe a fiduciary duty to Unitholders in the Partnership. In addition, Middle Bay and Enex owe a duty to their respective stockholders, and Middle Bay owes a duty to the minority shareholders of Enex. Middle Bay's and Enex's fiduciary duties to Unitholders include legal responsibilities of loyalty, care and good faith. Neither Enex, as the General Partner of the Partnership, nor Middle Bay, as the parent of Enex, may profit by any conduct or transaction in contravention of their fiduciary obligations to the Investors.

ACCOUNTING TREATMENT

         The Exchange will be accounted for as a purchase by Middle Bay. Accordingly, the purchase price will be allocated to assets and liabilities based on their estimated values as of the date of acquisition.

BUSINESS OF MIDDLE BAY AND THE PARTNERSHIP AFTER
CONSUMMATION OF THE EXCHANGE

         Middle Bay is an independent oil and gas company engaged in the acquisition of producing properties and the exploration, development and production of oil and gas in the contiguous United States, primarily in the Mid-Continent and Gulf Coast regions. Upon consummation of the Exchange, Middle Bay will operate the acquired Partnership assets as it operates its oil and gas properties or may sell such assets to third parties at any time. See "Background of the Exchange Offer."

COMPARATIVE RIGHTS OF SECURITY HOLDERS

         For a comparison of the rights of Middle Bay stockholders under Alabama law and Middle Bay's Certificate of Incorporation and Bylaws with the rights of the partners of the Partnership under New Jersey law and the Partnership Agreement, see "Comparative Rights of Security Holders."

LIMITED APPRAISAL/DISSENTERS' RIGHTS

         Unitholders who do not vote in favor of or who oppose the Proposal will have certain appraisal or dissenters' rights. Unitholders who elect to exercise their appraisal rights will have the option to receive cash in lieu of the Series C Preferred based on the liquidation value of the Partnership's assets determined in accordance with the Gruy Report, as adjusted in accordance with the Partnership Agreement. Such rights are not required by New Jersey partnership law, and the appraisal and limited dissenters' rights afforded Unitholders are those provided by the Partnership Agreement.

         Investors residing in California will be afforded the option to elect limited dissenters' rights in accordance with the requirements for roll-up transactions under the California Code. By voting against the Proposal, Investors in the State of California who choose to exercise their California dissenters' rights will receive the cash equivalent of the Exchange Value of their interests. If that cash amount is greater than the liquidation value of the Units, dissenting California Investors will receive more cash than they would otherwise receive by electing appraisal rights under the Partnership Agreement. California Investors hold less than 1% of the interests in the Partnership, and the impact of the exercise of appraisal rights or dissenters' rights under California law is not likely to materially affect the number of shares of Series C Preferred issued or cash paid pursuant to appraisal or dissenters' rights by Middle Bay in connection with the Exchange Offer.

RIGHT TO INSPECT AND COPY PARTNERSHIP RECORDS

         A Unitholder has the right to inspect and copy a list of the names and addresses of all other Unitholders of the Partnership at the principal office of the Partnership (which is the office of the General Partner and

Middle Bay in Houston, Texas) during normal business hours. On request, a copy of such list, under certain circumstances, will be furnished to any Unitholder upon payment of reasonable reproduction and mailing costs.

RESALES OF MIDDLE BAY SERIES C PREFERRED; NASDAQ SMALL CAP STOCK MARKET LISTING

         The shares of Middle Bay Series C Preferred (including the underlying shares of common stock into which the Series C Preferred is convertible) that will be issued to Unitholders in connection with the Exchange and upon liquidation of the Partnership have been registered under the Securities Act. Application has been made by Middle Bay for listing of the Series C Preferred on the NASDAQ Small Cap Stock Market subject to notice of issuance. All shares of Series C Preferred received by Unitholders will be freely tradable by those Investors to the extent that any trading market develops in the Series C Preferred. Investors who choose to convert the Series C Preferred into shares of Middle Bay common stock will receive freely tradeable shares of common stock. Middle Bay's common stock is traded on the NASDAQ Small Cap Stock Market (symbol:
MBOC).

MATERIAL ADVANTAGES AND DISADVANTAGES OF THE EXCHANGE AND PROPOSAL

         In considering the Exchange, Middle Bay and the General Partner, took into account various advantages and disadvantages of the Exchange to the Partnership and its Investors. The advantages considered included:

         (a) The total consideration to be received by Unitholders represents the fair market value of all assets of the Partnership as supported by the Gruy Report and the Fairness Opinion;

         (b) Middle Bay's historical growth in Proved Reserves and oil and gas production and its future business prospects;

         (c) Middle Bay's assumption of all liabilities of the Partnership, including any contingent or other liabilities not presently known to the Partnership;

         (d) The consideration to be received by the Partnership in connection with the Exchange represents consideration to Unitholders in excess of that which could be expected from continued cash distributions;

         (e) Investors will receive the benefit of any future growth in the value of their equity interest in Middle Bay rather than receiving cash distributions from the Partnership, which are likely to decrease rapidly as the remaining oil and natural gas reserves of the Partnership are depleted; and

         (f) Liquidity of the common stock of Middle Bay underlying the Series C Preferred and the potential liquidity of the Series C Preferred compared to the lack of liquidity of the Partnership Units.

         The General Partner also considered certain disadvantages that included:

         (a) The possibility that the price of oil and/or gas could increase, thereby increasing the value of the Proved Reserves of the Partnership, which could have a more direct benefit to Unitholders if owned by the Partnership rather than Middle Bay;

         (b) Although the Series C Preferred is expected to pay cash dividends semi-annually at the rate of 10% per annum ($.50 per Series C Preferred share per year), Middle Bay is restricted under certain credit agreements from paying cash dividends on its common stock, and Unitholders could continue to receive cash distributions from the Partnership which would be in excess of the dividend income payable on the Series C Preferred shares per year;

         (c) Tax consequences to Unitholders in connection with the Exchange and liquidation of the Partnership;

         (d) The possibility that the reserve estimates for the Partnership could be undervalued; and

         (e) Risks associated with the future market value of Middle Bay Series C Preferred or the underlying common stock.

See "Reasons for the Exchange Offer." For other relevant factors, see also "Risk Factors and Material Considerations."

METHOD OF DETERMINING EXCHANGE VALUE FOR THE PARTNERSHIP

         Components of the Exchange Value. The Total Exchange Value represents the estimated fair market value of the Partnership's Proved Reserves as determined by the Gruy Report and other net assets, including probable and possible reserves and general intangibles, as determined by Middle Bay and Enex. These components represent all of the assets and liabilities of the Partnership and were determined by Gruy, Middle Bay and Enex as of October 1, 1998, the Economic Effective Date.

         Neither Middle Bay nor Enex instructed Gruy as to pricing, cost or other economic parameters or methods or the assessment of reserve characteristics, nor did either company limit the scope of Gruy's investigation for purposes of preparing the fair market value appraisal. Enex provided Gruy with basic evaluation data for its use in determining the Partnership's Proved Reserves and their value. Gruy prepared its own reserve estimates of the Partnership's properties. Neither Middle Bay nor Enex directed Gruy as to the amount of consideration to be paid to the Partnership for its property interests nor provided any information to Gruy on amounts to be paid to Unitholders. The amount of consideration to be paid was determined by Middle Bay's Board of Directors based upon Gruy's estimates of the fair market value of those interests. Gruy did not opine on the fairness of the transaction to Unitholders; however, Middle Bay acquired a separate report or opinion regarding the fairness to Unitholders of the price at which the Partnership's assets will be sold to Middle Bay if the Proposal is approved by Unitholders.

         The following unaudited table sets forth (i) the components of the Exchange Value of the Units and (ii) the Exchange Value Per Unit held by an Investor. This information was compiled by Gruy and Enex from the Partnership's financial and property records for the year ended December 31, 1997 and such records for the six months ended June 30, 1998:

                              EXCHANGE VALUE TABLE

                                                               Participants Total      Exchange Value Per
Components of Exchange Values                                  Exchange Value(1)       Partnership Unit(2)
-----------------------------                                  ------------------      -------------------
    Estimated fair market value of Proved
        Reserves as of October 1, 1998(3)                         $10,380,000                $ 9.42
    Current assets, less current liabilities(4)                     1,250,000                  1.13
    General intangibles                                               100,000                   .09
                                                                  -----------                ------
Total Exchange Value                                              $11,730,000                $10.64

Estimated Number of Shares of Series C Preferred
  to be Issued Per Partnership Unit(5)                                                        2.128


(1)      No Exchange Value is attributable to the General Partner's interest.
(2)      Obtained by dividing the Total Exchange Value by 1,102,631 Partnership
         Units.
(3) Value of estimated future net cash flows from Proved Reserves of the Partnership as of October 1, 1998, as reflected in the fair market value report dated September 23, 1998 for the Partnership as of that date issued by H.J. Gruy and Associates, Inc., independent petroleum engineers.
(4) Estimated net book value of current assets and liabilities at September 30, 1998.
(5) Obtained by dividing the Total Exchange Value by the Series C Preferred liquidation value of $5.00 per share.

         Proved Reserves. Proved Reserves of the Partnership and the estimated future net cash flows attributable thereto were derived from the fair market value report dated September 23, 1998 for the Partnership prepared by Gruy (the "Gruy Report"). The reserve estimates were prepared in accordance with SEC regulations concerning Proved Reserves, with estimated future net cash flows from Proved Reserves based on prices as of September 23, 1998, except that certain escalations of prices and costs were made over the estimated life of the reserves and discounted at 10% per annum. In addition, Gruy estimated the fair market value of probable and possible reserves. A suitable risk adjustment factor was applied during the evaluation process utilized by Gruy to obtain the estimated future net cash flows from the Proved Reserves of the Partnership to account for uncertainties inherent in projecting future production rates, and, except for price and cost escalation assumptions used by Gruy, no adjustment was made to take into account fluctuations in oil and gas prices after October 1, 1998.

         General Intangibles. In determining the value attributed to general intangibles, Middle Bay and Enex evaluated the success to date of the Partnership, total consideration paid to date to Investors and the value to Middle Bay of dissolving and liquidating the Partnership so that Middle Bay can focus on its current operations and reduce the administrative burdens associated with operating the Partnership.

         From inception through October, 1998, the Partnership has made cash distributions to Unitholders aggregating $6,455,865, or approximately $5.85 per Unit. Assuming that an Investor in the Partnership elects to hold his or her shares of Series C Preferred and the aggregate market price of the shares of Series C Preferred received per Unit (if a trading market develops) remains at or above the Exchange Value per Unit of $10.64, Middle Bay believes that Unitholders will have received consideration in the form of cash distributions and Series C Preferred (valued at $5.00 per share) of approximately 164% of the initial investment in the Partnership since its consolidation as of July, 1997, without regard to any tax benefits received by the participants. Middle Bay believes that Unitholders will not receive any value for the general intangibles in any alternative to the Exchange.

         Comparison of Valuation for Purposes of the Exchange Offer With Valuation Performed for the 1997 Roll-up. Gruy was engaged by Middle Bay and the General Partner to make a fair market evaluation of the Partnership's oil and gas reserves as of October 1, 1998. Gruy is the same engineering firm which estimated the oil and gas reserves for the Partnership and each of the Predecessor Partnerships in connection with the 1997 consolidation of the Predecessor Partnerships into the Partnership (the "1997 Roll-up"). Gruy's approach to determining the fair market value of Proved Reserves for the Partnership for the Exchange Offer was the same as for each of the partnerships which were consolidated in 1997 to form the Partnership in connection with the 1997 Roll-up. However, Gruy assigned no fair market value to the categories of probable and possible reserves for the Predecessor Partnerships, but did assign a value for those categories of Partnership reserves for the Exchange Offer. To the extent that the fair market evaluation for the Partnership's present estimated reserves differs materially from the fair market valuation of the Predecessor Partnerships' reserves in 1997, the primary causes of such changes are the production and sale of oil and gas production and properties by the Partnership and the decline in the market prices for oil and gas over the past 12 months.

         Uncertainties Inherent in Valuation Methodology. There are numerous uncertainties inherent in estimating quantities and production rates of hydrocarbons. Estimates of the Partnership's Proved Reserves by independent petroleum engineers other than Gruy could result in higher or lower valuations than those determined by Gruy. The Exchange Value may not reflect the value of the Units or the value of the properties attributable to the Units if sold to an unaffiliated third party or parties in an arm's-length transaction.

FAIRNESS OPINION

         Harris Webb & Garrison, Inc. ("HWG") has rendered its opinion to Middle Bay and the General Partner that the consideration to be received by Unitholders based upon the Exchange Value as contemplated by the Exchange Offer and Proposal is fair from a financial point of view. A copy of the Fairness Opinion, dated October 15, 1998, is attached hereto as Exhibit "D" and should be read in its entirety with regard to assumptions made, matters considered and limitations of the review undertaken by HWG in rendering its opinion. See "Method of Determining Exchange Value - Fairness Opinion."

CONSENT PROCEDURES

         To tender Partnership Units in exchange for Series C Preferred at the Exchange Rate and thereby consent to the Proposal, each Unitholder should complete and sign the Letter of Transmittal accompanying this

Prospectus (a form of which is included as Exhibit "C") and return it to Middle Bay during the 30-day period ending at 5:00 p.m. Central Time on _________, 1998 (the "Expiration Date"). The Expiration Date may be extended for up to an additional ten-day period, although no extension is presently contemplated. Middle Bay will not accept tenders of less than all of the Partnership Units held by a Unitholder. Tenders of Units and consents to the Proposal may be withdrawn upon written notice to Middle Bay, 1221 Lamar Street, Suite 1020, Houston, Texas 77010, received at any time prior to the Expiration Date.

SUMMARY OF TAX CONSEQUENCES OF THE EXCHANGE

         Upon consummation of the Exchange, Unitholders will realize gain in an amount equal to the excess of the fair market value of the Series C Preferred received by them over their respective bases in the Partnership Units they hold. If a Unitholder's Unit has a tax basis greater than the fair market value of the Series C Preferred received, such Unitholder would realize a loss for tax purposes.

         Assuming the Investor has held his Interest for more than one year and assuming his Units have not been held for sale in the ordinary course of the Investor's trade or business, any gain or loss realized upon the transfer of the Partnership Units will be taxed as long-term capital gain or loss, except to the extent that the consideration received is attributable to his allocable share of inventory items and unrealized receivables (including depreciation recapture and excess intangible drilling and development costs) of the Partnership. The portion of any gain attributable to these items will be taxed to the Investor as ordinary income.

         Investors should read the more detailed discussion of the federal income tax consequences contained in "Certain Federal Tax Consequences" and are also urged to consult with their own tax advisors with respect to the tax consequences to them of the transaction, including the application of state, local and foreign tax laws.

CONDITIONS TO THE EXCHANGE

         The Exchange Offer is expected to be consummated on the Closing Date, which shall be no more than five days following the Expiration Date, as extended. The Exchange Offer to the Partnership is conditioned upon consent of 60% of the Units to the Proposal and the absence of any material adverse development affecting the Partnership or Middle Bay, as determined by Middle Bay in its sole discretion. On the Closing Date, subject to satisfaction of these conditions, Middle Bay intends to accept all Units validly tendered and not withdrawn pursuant to the Exchange Offer.

REGULATORY APPROVALS

         Upon effectiveness of the registration statement of which this prospectus constitutes a part, federal or state regulatory approval is required in connection with the Exchange Offer or the adoption of the Proposal by the Partnership.

CERTAIN TRANSACTIONS BETWEEN THE PARTNERSHIP, ENEX AND MIDDLE BAY

         Enex, as General Partner and as a Unitholder of the Partnership, has received $3,574,810 in total distributions from the Partnership since its formation in 1997. These distributions included $3,403,404 attributable to Enex's interest as a Unitholder and $171,406 attributable to its general partnership interest. Middle Bay, as owner of 79.2% of Enex, benefits indirectly from the Partnership's distributions to Enex. Since July 1997, Enex has purchased for cash Units from various Unitholders at prices ranging from $____ to $____ per Unit.


                    RISK FACTORS AND MATERIAL CONSIDERATIONS

         In addition to the material contained elsewhere herein, the following factors should be carefully considered.

RISKS RELATED TO THE EXCHANGE OFFER

                  Dividends in Lieu of Cash Distributions. The Exchange will result in the Unitholders holding shares of Series C Preferred of Middle Bay. The Series C Preferred is expected to pay cash dividends of $.50 per Preferred Share which, based on the Exchange Value of 2.128 Preferred Shares per Unit, result in annual dividends of $1.06 per Unit, payable semi-annually. Middle Bay has paid no cash dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. The cash distributions paid by the Partnership were $3.07 per Unit for 1997 and $.85 per Unit for the quarter ended March 31, 1998, $.75 per Unit for the quarter ended June 30, 1998, and $1.18 per Unit for the quarter ended September 30, 1998. Despite the reduction in cash distributions to the Partners in connection with the Exchange, Middle Bay believes that if the Partnership were to continue operations, the cash distributions that Investors would receive from the Partnership would rapidly decline as the reserves of the Partnership are depleted.

                  Lack of Arm's-Length Negotiations to Determine Value of Partnership Units. The Exchange Value of the Partnership Units were determined by Middle Bay based on the Gruy Report which contains a fair market value determination based, in part, on the estimated present value of the Partnership's Proved Reserves and a valuation of the general intangibles of the Partnership by Middle Bay (as described herein) and, as a result of Middle Bay's inherent conflict of interests and various uncertainties involved in estimating reserve quantities and values, may not reflect the value of the oil and gas properties and other assets of the Partnership if such assets were sold to an unaffiliated third party in an arm's-length transaction. See "Uncertainties in the Method of Determining the Exchange Value" and "Valuation Conflict of Interest" below. While Middle Bay believes that the methodology employed in determining the Exchange Value is fair to Unitholders, resulting in valuations that exceed the estimated liquidation value of the Partnership, the liquidation value was determined by Middle Bay in reliance upon the Gruy Report.

                  Risks Relating to Certain Federal Income Tax Considerations. Upon consummation of the Exchange, Investors will recognize gain in the amount of and to the extent that the fair market value of the Series C Preferred received by them exceeds their respective bases in the Partnership Units they hold. Further, the Internal Revenue Service may seek to recharacterize the transaction as a transfer of assets by the Partnership in exchange for Series C Preferred and subsequent liquidation of the Partnership and distribution of its remaining assets. Such recharacterization of the transaction may adversely affect the characterization of income recognized by Investors upon consummation of the Exchange. In addition, under such circumstances, the tax consequences realized by an Investor consenting to the Exchange Offer may differ from that realized by Investors who do not participate in the Exchange but rather receive Series C Preferred upon liquidation of the Partnership.

                  Potential Benefits of Alternatives to the Exchange. Instead of proposing the Exchange, Middle Bay, as controlling shareholder of the General Partner, could instead continue to operate the Partnership or, with the approval of Unitholders of the Partnership, seek to liquidate the Partnership's assets and distribute the liquidation proceeds in accordance with the provisions of the Partnership Agreement, enabling Investors to reinvest proceeds from the asset sales in the case of a liquidation and avoid the market risks associated with the ownership of Middle Bay Series C Preferred to be received in the Exchange. Both alternatives were rejected by Middle Bay based on its analysis of their comparative results and values. Middle Bay believes that continuation of the Partnership would result in substantial additional reductions in the cash distribution rates for the Partnership due primarily to expected production declines from depletion of reserves. Middle Bay's analysis of continuing the Partnership in light of these factors, based on average oil and gas prices received in 1998 and reserve data as of October 1, 1998, reflects declines in projected annual distribution rates per Unit from $3.07 in 1997 to $3.22 in 1998, $1.33 in 1999 and $1.07 in 2000. However, the
Partnership's future performance will depend on actual oil and gas prices, production levels and operating costs, which could materially affect Middle Bay's continuation analysis in either direction. This liquidation valuation estimated by Middle Bay could, however, prove to be incorrect since the estimate is based on various pricing and other market-related assumptions.

                  Lack of Independent Representative; Fairness Opinion. Middle Bay did not engage an independent representative to negotiate the terms of the Exchange Offer on behalf of the Unitholders. As a result, the Exchange Value and other terms of the Exchange Offer may not be as favorable as the terms that an independent representative might have obtained. However, Middle Bay did retain an independent third party to render an opinion with regard to the fairness of the Exchange Offer to the Investors in the Partnership. See "The Exchange Offer - Fairness Opinion."

                  Valuation Conflict of Interest; Benefits of Exchange Offer to Middle Bay. The determination of the Exchange Value by Middle Bay involves a conflict of interest because of Middle Bay's control of Enex's duties as General Partner of the Partnership and in connection with Middle Bay's purchase of the Partnership's assets. Accordingly, Middle Bay's determination may not reflect the value of the Partnership's net assets if all such assets were sold to an unaffiliated third party or parties in an arm's-length transaction. During 1998, certain properties of the Partnership have been sold to unaffiliated third parties at prices both less than and greater than the valuations used in computing the Exchange Value; however, no attempt has been made to sell all of the Partnership's properties to any third party. The proceeds from the sale of Partnership properties in 1998 have been distributed to the Partnership's Unitholders and General Partner in accordance with their respective interests. As controlling shareholder of the General Partner of the Partnership, Middle Bay owes fiduciary duties to the Investors and also owes a duty to the stockholders of Middle Bay and the minority stockholders of Enex. Middle Bay expects to benefit from the Exchange by increasing its Proved Reserves, cash flow and borrowing base for purposes of financing future acquisitions. While Middle Bay believes that it has fulfilled its fiduciary obligations in its determination of the Exchange Value, because of the potential benefits to Middle Bay from the acquisition of the Partnership's properties pursuant to the Exchange Offer, no degree of objectivity or professional competence can eliminate the inherent conflict of interest.

                  Uncertainties in the Method of Determining Exchange Value. While Middle Bay believes that the method of determining the Exchange Value represents a fair, reasonable and proper method of valuing the Partnership Units based on the Gruy Report, the method of determining the Exchange Value is subject to various uncertainties and may have resulted in a valuation that would differ from offers made by independent bidders. The components of the Exchange Value and the factors underlying these uncertainties are described herein.

                  Other Assets and Liabilities. The method of determining the Exchange Value takes into account the estimated value of other assets and liabilities of the Partnership as of September 30, 1998. In calculating the Exchange Value, the net book value of current assets and liabilities of the Partnership was derived from the Partnership's unaudited balance sheet as of September 30, 1998 prepared on an accrual basis. The balance sheet book value of current assets and liabilities used by Middle Bay in the calculation of fair market value which was included in the Exchange Value may be higher or lower than the actual fair market value of those assets and liabilities.

                  Subsequent Events. The Exchange Value will not be adjusted to reflect changes in the present value of the estimated future net cash flows attributable to the Proved Reserves of the Partnership after October 1, 1998, although oil and gas prices in subsequent periods may differ from the prices used on the date of the reserve reports.

                  No Fractional Shares. No fractional shares will be issued in connection with the Exchange Offer. An Investor who would otherwise be entitled to a fractional share of Series C Preferred will be paid cash in lieu of such fractional shares.

                  Inherent Uncertainties in Estimating Reserves and Future Net Cash Flows. The present value of estimated future net cash flows from Proved Reserves of the Partnership, a significant factor considered in determining the Exchange Value, cannot be determined with a high degree of certainty. There are numerous uncertainties inherent in estimating quantities of Proved Reserves and on projecting future rates of production, future development, recompletion and workover expenditures, prices to be received upon the sale of oil and gas and costs to be incurred in production. The data set forth in the Gruy Report, included in Exhibit "A" to this Prospectus, represent estimates only and may vary materially from the quantities of oil and gas actually recovered and the future net cash flows received upon the sale thereof. Middle Bay's use of the Gruy Report in determining the Exchange Value could, therefore, result in an undervaluation of the Partnership Units.

                  Changes in Form and Nature of Investment Vehicle and Related Tax Status. The Partnership and its Predecessor Partnerships since inception have been operated as partnerships under the Internal Revenue Code. Upon consummation of the Exchange, the assets of the Partnership will be owned and operated by Middle Bay, a "C" corporation which is subject to federal and state income taxes. Unlike distributions from the Partnership, dividends of the Series C Preferred shares are subject to tax at the Middle Bay corporate level and at the individual shareholder level. Unitholders rights with regard to distributions and matters governing control and management of the business and assets of the Partnership will no longer be determined by the Partnership Agreement and New Jersey partnership law but will be controlled by the Articles of Incorporation and Bylaws of Middle Bay and the Alabama Business Corporation Act. The Series C Preferred is generally nonvoting except on matters which would adversely affect any holder's rights or preferences. Unitholders presently have the right to vote on and may by vote of a majority in interest approve or disapprove or take certain actions, including amendments to the Partnership Agreement, the sale of all or substantially all of the assets of the Partnership and removal of the General Partner. See "Corporate Governance of Middle Bay" and "Comparative Rights of Security Holders."

                  Changes in Business Risks. Upon consummation of the Exchange Offer, former Unitholders (except those who choose to elect their dissenters' or appraisal rights) will be shareholders of Middle Bay which, as a corporation, has historically retained and for the foreseeable future intends to retain any earnings and cash flow to support the growth of its business and to leverage its acquisition of new exploratory, developmental and producing properties through the use of debt financing. The Partnership's business and investment objectives have been primarily to invest in and receive income from interests in producing oil and gas properties without incurring debt or subjecting itself to the risks of exploratory drilling. Accordingly, Unitholders who become shareholders of Middle Bay will be subject to different and greater risks from those associated with an investment in the Partnership. See "Risks Related to Middle Bay," below.

RISKS RELATED TO MIDDLE BAY

                  Potential Decline in Market Price of Middle Bay Securities. The Exchange Value of $10.64 per Unit together with the cash distributions of $5.85 per Unit paid by the Partnership since its consolidation in July, 1997 to date total $16.49 per Unit compared to an Investor's average initial investment of $10.00 per Unit at the time of consolidation in July, 1997. There is presently no trading market in the Series C Preferred, and there can be no assurance that a trading market will develop following the Exchange. Investors would be exposed to a loss on their investment if the market price for the Series C Preferred or the underlying common stock declines below the Unit Exchange Price. Further, the Conversion Ratio of one share of common stock for each Preferred Share represents an assumed value upon conversion of the underlying common stock of at least $5.00 per share. The market price for the common stock fluctuated during 1997 from a high of $12 per share to a low of $5-1/2 per share, with an average daily trading volume of 2,762 shares, and has fluctuated from a high of $10 per share to a low of $3 per share during 1998. See "Price Range of Common Stock, Dividends and Distributions." Continued depressed prices in the oil and gas industry in general and the effect of those lower prices on Middle Bay in particular could also adversely affect the market price of the common stock. A downturn in the general economic and stock market conditions or in the drilling record and production performance of Middle Bay or results of operations for Middle Bay that are lower than expected by the marketplace could be expected to have a similar impact on the common stock. The estimated number of shares of Series C Preferred offered in exchange for Partnership Units has been determined by dividing the Exchange Value of the assets of the Partnership by the Series C Preferred liquidation value of $5.00 per share. The Exchange Value was determined by Middle Bay in reliance upon the Gruy Report and the determination of fairness by an independent investment banking firm. See "The Exchange Value - Fairness Opinion."

                  Losses From Operations. The historical financial data for Middle Bay reflect a net loss of $16,184,032 for the year ended December 31, 1997 and net income of $205,500 for the year ended December 31, 1996, a net loss of $2,148,628 for the six months ended June 30, 1998 and a net loss of $387,510 for the six months ended June 30, 1997. Middle Bay had total revenues of $11,432,995 and $4,886,421 for the years ended December 31, 1997 and 1996, respectively, and $4,808,104 and $1,851,408 for the three months ended June 30, 1998 and 1997, respectively. The substantial loss for the year ended December 31, 1997 was due primarily to a noncash charge against the carrying value of certain of Middle Bay's oil and gas properties for impairment of values due to lower future cash flows expected from such properties attributable to lower oil and gas prices and other factors. Middle Bay's ability to maintain its financing arrangements, produce its oil and gas reserves and service its debt obligations could be adversely affected by a continuing lack of profitability. Any improvement in profitability of Middle Bay will be dependent upon, among other factors, improvement in the development of reserves and production therefrom, results of exploratory drilling and oil and gas pricing, and there can be no assurance that such improvement will occur.

                  Inherent Uncertainties in Estimating Reserves and Future Revenues. This Prospectus contains estimates of Middle Bay's oil and gas reserves and the future net revenues therefrom which have been prepared by various independent petroleum engineers. Estimates of commercially recoverable oil and gas reserves and of future net cash flows derived therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by government agencies and assumptions concerning future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates prepared by different engineers or by the same engineers at different times of the commercially recoverable reserves of oil and natural gas attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom may vary substantially. Therefore, Middle Bay's actual production, revenues, severance taxes, development expenditures, workover and remedial expenditures, abandonment expenditures and operating costs with respect to its reserves will likely vary from such estimates, and such variances may be material.

                  In addition, actual future net cash flows will be affected by factors such as actual production, supply and demand for oil and natural gas, availability and capacity of gas gathering systems and pipelines, curtailments in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenues from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the SEC to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

                  Development of Additional Reserves. Middle Bay's future success may also depend upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that Middle Bay conducts successful exploration or development activities or acquires properties containing Proved Reserves, the Proved Reserves of Middle Bay will generally decline as reserves are produced. There can be no assurance that Middle Bay will be able to discover additional commercial quantities of oil and gas or that Middle Bay will be able to continue to acquire interests in underdeveloped oil and gas fields and enhance production and reserves by conducting workovers and recompletions, drilling replacement wells and drilling development wells or that Middle Bay will have success drilling productive wells and acquiring underdeveloped properties at economical prices.

                  Retention and Attraction of Key Personnel. Middle Bay depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on Middle Bay's business. In an effort to minimize the risk, Middle Bay has entered into employment agreements with certain key employees, including John
J. Bassett, President and Chief Executive Officer. Furthermore, as a result of Middle Bay's recent growth, Middle Bay is currently seeking additional accounting and operating personnel. There can be no assurance that Middle Bay will be able to attract and retain such personnel on acceptable terms, and the failure to do so could have a material adverse effect on Middle Bay.

                  Potential Effective Control of Middle Bay by Single Shareholder. Kaiser-Francis Oil Company ("Kaiser-Francis"), an independent, privately-owned company, owns approximately 39% of Middle Bay's presently outstanding common stock and, should it desire to do so, could effectively control Middle Bay through the election of its nominees as directors of the Company or by exercising influence upon management decisions and policy. Kaiser-Francis is a privately-held company whose majority shareholder is George
B. Kaiser. See "Corporate Governance of Middle Bay - Security Ownership of Certain Beneficial Owners."

                  Potential Dilutive Effect of Authorized but Unissued Capital Stock. As of September 30, 1998, there are 11,447,636 unissued shares of common stock and 9,733,333 shares of preferred stock authorized under Middle Bay's Articles of Incorporation for future issuance without shareholder approval. 1,500,000 of these additional shares of common stock have been reserved for possible exercise of stock options described under "Compensation Under Plans," and 2,346,400 shares have been reserved for the possible conversion of the Series C Preferred shares issuable pursuant to the Exchange. The remaining additional shares of common or preferred stock may be issued by Middle Bay's Board of Directors without shareholder approval for a variety of corporate purposes, including possible future public or private offerings to raise additional capital, to facilitate corporate acquisitions or for executive incentive compensation.

                  Assuming all Unitholders accept the Exchange Offer and convert their Series C Preferred into shares of common stock, Investors would own 1,025,867 shares of Middle Bay common stock (excluding shares issuable to Enex pursuant to the Exchange), or 10.7% of the then outstanding shares of common stock.

Investors' potential percentage ownership of Middle Bay shares of common stock is subject to dilution when and as additional shares of currently authorized but unissued common stock may be issued by Middle Bay for acquisitions or other corporate purposes, including but not limited to the exercise of options or warrants or the conversion of the outstanding Series B Preferred stock. See "Description of Middle Bay Equity Securities Certain Effects of Authorized But Unissued Shares."

                  Possible Delisting and Risk of Low-Priced Securities. Middle Bay common stock is currently being quoted on the NASDAQ Small Cap Market under the symbol "MBOC." Series C Preferred shares are expected to be approved for listing, subject to official notice of issuance, on the NASDAQ Small Cap Market. If Middle Bay is unable to satisfy the NASDAQ Small Cap Market maintenance criteria in the future, its common stock and the Series C Preferred shares could be delisted from trading on the NASDAQ Small Cap Market. If it did not qualify for such listing, trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. ("NASD"), and consequently Investors could find it more difficult to dispose of or to obtain accurate quotations as to the price of the Company's securities.

                  The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market and in connection with trades in any stock defined as "penny stock." SEC regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations also require that broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

                  If Middle Bay's securities become subject to the regulations applicable to penny stocks, the market liquidity for the Company's securities could be severely affected. In such event, the regulations on penny stocks could limit the ability of broker/dealers to sell Middle Bay's securities and thus the ability of Investors to sell their Middle Bay securities in the secondary market. Middle Bay's common stock was trading below $5.00 per share for a portion of the quarter ended September 30, 1998, and the closing bid price on the NASDAQ Small Cap Market for the common stock as of _________, 1998 was $_____ per share; however, Middle Bay does not expect its publicly-traded securities to be subject to the penny stock rules because the common stock is listed on the NASDAQ Small Cap Market (and the Series C Preferred is expected to be so listed), and the Company's net tangible assets at September 30, 1998 were approximately $23,700,000.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

                  Risk of Oil and Gas Operations. Middle Bay's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damages and other damage to the properties of Middle Bay or others. In addition, because Middle Bay acquires interests in underdeveloped oil and gas fields that have been operated by others for many years, Middle Bay may be liable for any damage or pollution caused by any prior operations of such oil and gas fields. In accordance with customary industry practice, Middle Bay is not fully insured against these risks, nor are all such risks insurable. Accordingly, there can be no assurance that such insurance as Middle Bay does maintain will be adequate to cover all losses or exposure for liability.

                  Current Oil and Gas Industry Conditions. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of geopolitical and other factors that are beyond the control of Middle Bay. These factors include political conditions in the Middle East and other countries, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. Lower oil and natural gas prices also may reduce the amount of Middle Bay's oil and natural gas that is economic to produce. In addition, the marketability of Middle Bay's production depends upon the availability and capacity of gas gathering systems and pipelines.

                  Government Regulation; Environmental Risks. Middle Bay's business is regulated by certain federal, state, and local laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There can be no assurance that laws and regulations enacted in the future will not adversely affect Middle Bay's exploration for, or the production and marketing of, oil and gas.

                  Oil and gas operations are subject to extensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of Middle Bay. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Middle Bay.

                  Competition. The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for and production of oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of Middle Bay's competitors have greater financial and other resources than does Middle Bay.

                    PRICE RANGE OF MIDDLE BAY COMMON STOCK,
                          DIVIDENDS AND DISTRIBUTIONS

         Middle Bay's common stock has been on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ Small Cap Market") under the symbol "MBOC" since September 29, 1995. As of September 30, 1998, there were 8,530,592 shares of Middle Bay common stock issued and outstanding. There is no public market for the Partnership Units; however, Middle Bay has applied for inclusion of the Series C Preferred on the NASDAQ Small Cap Market. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for Middle Bay common stock reported on the NASDAQ Small Cap Market:

                                                                      High                    Low
                                                                      ----                    -----
         1995:
                  Third Quarter                                        4 1/8                  3 5/8
                  Fourth Quarter                                       4 1/8                  2 3/4

         1996:
                  First Quarter                                        3 1/4                  2 3/4
                  Second Quarter                                       3 3/8                  2 1/2
                  Third Quarter                                        4                      2 1/2
                  Fourth Quarter                                       5 3/4                  3

         1997:
                  First Quarter                                        9                      5 1/2
                  Second Quarter                                      12                      7 3/4
                  Third Quarter                                       11 1/4                  9
                  Fourth Quarter                                      11 1/8                  9 3/4

         1998:
                  First Quarter                                       10                      5 3/4
                  Second Quarter                                       8                      5 1/16
                  Third Quarter                                        5 1/8                  3

         Middle Bay's policy is to retain any earnings and cash flow to support the growth of Middle Bay's business. Accordingly, the Board of Directors of Middle Bay has never declared cash dividends on its common stock and does not plan to do so in the foreseeable future. Furthermore, the terms of Middle Bay's debt agreements prohibit the payment of cash dividends on Middle Bay's common stock.

         The Partnership makes cash distributions to Investors from Partnership cash flow. The following table sets forth the amount of cash distributions paid per Unit by the Partnership to its Investors during the periods indicated:

                              1997                1998
                              ----                ----
                                         (through October 31)
                             $ 3.07              $ 2.78

         The last distribution made by the Partnership was in October, 1998.

         On _______, 1998, the last full trading day preceding the filing of the Exchange Offer, the closing bid price of Middle Bay's common stock on the NASDAQ Small Cap Market was $______ per share. The Series C Preferred shares are expected to be approved for listing, subject to official notice of issuance, on the NASDAQ Small Cap Market. However, there is no present trading market in the Series C Preferred, and there can be no assurance that a trading market will develop following consummation of the Exchange Offer.

         Because the market price for Middle Bay's common stock is subject to fluctuation, the market value of the common stock underlying the Series C Preferred that an Investor will receive in connection with the Exchange Offer may increase or decrease prior to the Exchange. Holders of Partnership Units are urged to obtain current market quotations for the Middle Bay common stock.


                        THE EXCHANGE OFFER AND PROPOSAL

DESCRIPTION OF THE EXCHANGE OFFER

         Middle Bay is offering to exchange Series C Preferred for Partnership Units in the Partnership (the "Exchange"). Investors who tender their Partnership Units will receive the number of shares of Series C Preferred set forth below. In connection with the Exchange Offer, Middle Bay is submitting a Proposal to Investors in the Partnership to amend the Partnership Agreement to provide for the transfer of all of the assets and liabilities of the Partnership to Middle Bay as of the October 1, 1998 Effective Date in exchange for Series C Preferred and the pro-rata distribution of such consideration in liquidation of the Partnership.

         If the Exchange Offer is consummated, each holder of a Unit who tenders his Units in connection with the Exchange Offer will receive 2.128 shares of Series C Preferred whose liquidation value, in the aggregate, is equal to $5.00 per share ($10.64 per Unit). Fractional shares of Series C Preferred will not be issued in connection with the Exchange Offer or liquidation of the Partnership. A partner in the Partnership otherwise entitled to a fractional share of Series C Preferred will be paid in cash in lieu of such fractional share.

THE PROPOSAL

         Middle Bay is submitting to Investors in the Partnership the Proposal to adopt an amendment to the Partnership Agreement annexed as Exhibit "B" to this Prospectus. The amendment, if adopted by the Partnership in accordance with amendment procedures in the Partnership Agreement, as amended, will provide for the following steps:

         1) The transfer to Middle Bay, in exchange for the Series C Preferred set forth below, of all of the assets of the Partnership and the assumption by Middle Bay of all liabilities of the Partnership, effective as of the Effective Date.

         2) The dissolution of the Partnership and the distribution to Investors of the Series C Preferred allocable to their interests in liquidation promptly following the Closing Date.

         Each Investor who tenders his Partnership Units pursuant to the Exchange Offer will, by that tender, consent to the proposal for the Partnership. If the Partnership adopts the Proposal by the consent of a prescribed majority (60% or greater) of the Partnership Units in the Partnership, all Investors in the Partnership, whether or not they tendered their Units in the Exchange Offer, will receive the same amount of Series C Preferred as they would have received had they tendered their Partnership Units. Consummation of the Exchange Offer is conditioned upon approval by the Partnership of the Proposal. Because Middle Bay controls (through the General Partner) Partnership Units in excess of 50% of the total outstanding Units and because Middle Bay has indicated it will cause those Units to approve the Exchange Offer, approval of the Proposal is more than likely assured. Investors who do not return a completed Letter of Transmittal will not receive Middle Bay Series C Preferred until Middle Bay has distributed and Investors have returned an executed Transfer Application issuable to them in the Exchange, which may result in a delay in receiving the Series C Preferred if the Transfer Application is not properly returned.

TIMING OF SERIES C PREFERRED ISSUANCE

         Assuming that the Proposal is adopted and the Exchange Offer is consummated, Middle Bay will have the benefit of the Partnership's assets and associated cash flows commencing on the Effective Date. The Series C Preferred issued in the Exchange will be freely transferable immediately following issuance; however, there presently is no trading market in the Series C Preferred, and there is no assurance that a trading market will develop following the Exchange.

         On the Closing Date, Middle Bay will cause certificates representing the Series C Preferred issuable in the Exchange to be registered in the name of the holders who have accepted the Exchange Offer. Middle Bay will also cause a certificate representing the shares of Series C Preferred that will be issued to participants upon liquidation of the Partnership to be issued in the name of the Partnership, pending dissolution, liquidation and winding-up of the Partnership. Immediately thereafter, Middle Bay will cause the shares of Series C Preferred issued in the name of the Partnership to be transferred into certificates representing Series C Preferred registered in the names of the individual participants remaining in the Partnership following liquidation.

CONDITIONS TO THE EXCHANGE OFFER

         Middle Bay may, in its sole discretion, at any time on or prior to the Closing Date, refuse to consummate, abandon or terminate the Exchange Offer and withdraw the Proposal after the date of this Prospectus if (1) a material change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective material change) affecting (or likely to affect) the business or properties of Middle Bay or the Partnership, or (2) Investors representing more than 175,000 Units elect to pursue appraisal or dissenters' rights, or (3) if Middle Bay shall have become aware of any facts or circumstances that have or may have material adverse significance with respect to Middle Bay's operations. If any event shall occur or any matter shall have been brought to the attention of Middle Bay that, in the sole judgment of Middle Bay, materially affects the Partnership, whether adversely or otherwise, or the Exchange Offer for Interests in the Partnership, Middle Bay may refuse to accept tenders of Interest in the Partnership or may modify or amend the Exchange Offer to take the event or matter into account. For purposes of conditions (1) and (3) above, the term "material" shall be construed to mean a condition existing or threatened which, in the judgment of Middle Bay, has caused or is likely to cause a 5% or greater decrease in the Exchange Value of the Units or a 5% or greater decrease in Middle Bay's anticipated net revenues or cash flow from the Partnership's properties for 1999.

         The absence of a material change affecting Middle Bay or the Partnership and the limitation on the number of dissenters are the only material conditions to the Exchange Offer. If those conditions have not been fulfilled or the Exchange Offer is withdrawn by Middle Bay, each Letter of Transmittal tendering an Interest or consenting to the Proposal will be void, and no Series C Preferred will be issued in Exchange for the Interests in the Partnership.

REGULATORY APPROVALS

         Upon effectiveness of the registration statement of which this prospectus constitutes a part, federal or state regulatory approval is required in connection with the Exchange Offer or the adoption of the Proposal by the Partnership.

LIMITED APPRAISAL AND DISSENTERS' RIGHTS

         Unitholders who do not vote in favor of or who oppose the Proposal will have certain appraisal and dissenters' rights. Such Investors will have the option to receive cash in lieu of the Series C Preferred based on the liquidation value determined by Middle Bay based on the Gruy Report and assuming an orderly liquidation of the Partnership's assets over a one-year period. Such rights are not required by New Jersey partnership law, and the appraisal rights afforded Investors are those provided by the Partnership Agreement. The liquidation value per Unit for purposes of those Unitholders electing to receive cash for their Units has been determined to be $9.17. Such Unitholders shall be entitled to receive cash payment for their tendered Units within 30 days of the completion of the Exchange Offer. See the Gruy Report included herewith for a detailed explanation of the determination of liquidation value.

         Unitholders residing in California will be afforded the option to elect limited dissenters' rights in accordance with the requirements for roll-up transactions under the California Code. By voting against the Proposal, Investors in the State of California who choose to exercise their California dissenters' rights will receive the cash equivalent of the Exchange Value of their interests. If that cash amount is greater than the liquidation value of the Units, dissenting California Investors will receive more cash than they would otherwise receive by electing appraisal rights under the Partnership Agreement. California Investors hold less than 1% of the Interests in the Partnership, and the impact of the exercise of appraisal rights or dissenters' rights under

California law is not likely to materially affect the number of shares of Series C Preferred issued or cash paid pursuant to appraisal or dissenters' rights by Middle Bay in connection with the Exchange Offer.

DISTRIBUTION OF SERIES C PREFERRED

         Each Investor who returns a completed Letter of Transmittal, even if he withholds consent to the Proposal, will thereby have provided to Middle Bay the necessary information to issue the Series C Preferred provided the Exchange Offer is consummated. Assuming that the Proposal is adopted by the Partnership and the Exchange Offer is consummated, Investors who have not otherwise chosen to exercise their dissenters' or appraisal rights and who have returned a completed Letter of Transmittal will receive the Series C Preferred issuable to them in the Exchange promptly after the Closing Date.

         An Investor who does not return a completed Letter of Transmittal will not be eligible to receive the Series C Preferred after the Closing Date, if the Exchange and Proposal are approved. Instead, the Series C Preferred attributable to that Investor's Partnership Units will be held of record by the Partnership. Immediately after the Closing Date, Middle Bay will deliver a Transfer Notice to each Investor who has not returned a Letter of Transmittal. The Transfer Notice should be completed and returned to Middle Bay promptly. Upon return of the executed Transfer Notice, Middle Bay will have the Series C Preferred transferred and delivered to the Investor.

INTERESTS OF CERTAIN PERSONS IN THE EXCHANGE AND PROPOSAL

         In considering the recommendation of the General Partner, Investors should be aware that the General Partner has interests in the Exchange that are in addition to the interests of the Partnership and the Investors generally. Middle Bay controls and has a common Board of Directors with the General Partner of the Partnership, and its determination of the Exchange Value involves an inherent conflict of interest. Both the General Partner and Middle Bay owe fiduciary duties to the Investors in the Partnership. In addition, Middle Bay and Enex owe a duty to their respective stockholders. While Middle Bay believes that it has fulfilled these fiduciary obligations for itself and Enex in its determination of the Exchange Value, which is supported, in part, by the Gruy Report and the Fairness Opinion, no degree of objectivity or professional competence can eliminate the inherent conflict of interest.

RESALE OF MIDDLE BAY SERIES C PREFERRED

         Issuance of the Middle Bay Series C Preferred to be received by Investors who tender their Partnership Units and the shares to be received by Unitholders in liquidation of the Partnership will be registered under the Securities Act. Middle Bay has applied for listing of the Series C Preferred shares on the NASDAQ Small Cap Market, subject to notice of issuance, and such application is expected to be approved. Subject to the availability of a trading market (of which there can be no assurance), the Series C Preferred shares may be traded freely and without restriction by those Investors of the Partnership not deemed to be an "affiliate" of the Partnership, as that term is defined in the rules under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with the Partnership at the time of the Exchange. Accordingly, "affiliates" generally will include the General Partner and any Investor who owns in excess of 10% of the Partnership Interests. Middle Bay Series C Preferred received by those Investors who are deemed to be "affiliates" of the Partnership may be resold without registration as provided by and subject to the limitations of Rules 144 and 145 of the SEC, or as otherwise permitted under the Securities Act. This Prospectus does not cover any resales of Middle Bay Series C Preferred received by affiliates of the Partnership or by certain family members or related interests. Any Unitholder who becomes an affiliate of Middle Bay will be subject to similar restrictions under Rule 144.

FRACTIONAL SHARES

         No fractional shares of Middle Bay Series C Preferred will be issued. Fractional share interests which would otherwise be issuable shall entitle the holder thereof to receive, in lieu of such fractional interest, an amount of cash equal to the product of such fraction multiplied by the price of Middle Bay Series C Preferred used in the Exchange Value. Payment for fractional shares will be made concurrently with the issuance of the Series C Preferred shares.

RESALES OF SERIES C PREFERRED; STOCK MARKET LISTING

         All of the currently issued and outstanding shares of common stock of Middle Bay are admitted for trading and quoted on the NASDAQ Small Cap Market, and application has been made to the National Association of Securities Dealers, Inc. for admission for trading on the NASDAQ Small Cap Market of the shares of Series C Preferred to be issued in connection with the Exchange Offer. There can be no assurance, however, that a trading market will develop in the Series C Preferred shares or that, in the event a trading market develops, at what price the Series C Preferred may be sold.

ACCOUNTING TREATMENT

         The Exchange will be accounted for as a purchase by Middle Bay. Accordingly, the purchase price will be allocated to assets and liabilities based on their estimated fair values as of the date of acquisition.

CLOSING DATE

         The Exchange Offer is expected to be consummated on the Closing Date, which will be no more than five days following the Expiration Date. Middle Bay may withdraw the Exchange Offer at any time prior to the Expiration Date under certain circumstances, including the existence of any state or federal statute, rule, regulation or order or entry of any judicial or administrative order that would prohibit the transaction contemplated by the Exchange Offer and the Proposal. The Exchange Offer to the Partnership is conditioned upon consent of a majority of the Units to the Proposal and the absence of any material adverse development affecting the Partnership, as determined by Middle Bay in its sole discretion (see "The Exchange Offer and Proposal - Conditions to the Exchange" herein). On the Closing Date, subject to satisfaction of these conditions and the condition that holders of not more than 175,000 Units elect to exercise dissenters' rights, Middle Bay intends to accept all Units validly tendered and not withdrawn pursuant to the Exchange Offer.

OPERATIONS AFTER THE EXCHANGE

         Middle Bay is an independent oil and gas company engaged in the acquisition of producing properties and the exploration, development and production of oil and gas in the contiguous United States, primarily in the Mid-Continent and Gulf Coast regions. Upon consummation of the Exchange , Middle Bay will operate the acquired Partnership assets as it operates its oil and gas properties or may sell such assets to third parties at any time.

EXPENSES; FEES

         All expenses incurred in connection with the Exchange Offer and the Proposal and the transaction contemplated thereby will be paid by Middle Bay. Middle Bay will pay the expenses incurred in connection with the Exchange Offer and will pay all fees and expenses in connection with this Prospectus, including fees and expenses payable in connection with the Registration Statement of which this Prospectus is a part.

MIDDLE BAY'S DIVIDEND POLICY

         Series C Preferred. The holders of Series C Preferred are entitled to cumulative cash dividends of $.50 per annum, payable semi-annually on March 31st and September 30th of each year (measured by Middle Bay's fiscal year). No dividends may be authorized or paid or set apart for payment or other distribution of cash or other property authorized or made directly or indirectly by Middle Bay with respect to any shares of Middle Bay common stock or other junior securities of Middle Bay unless the full cumulative dividends on all outstanding shares of Series C Preferred shall have been paid or such dividends have been authorized and set apart for payment with respect to the Series C Preferred shares.

         Common Stock. Middle Bay's policy is to retain its earnings and cash flow to support the growth of Middle Bay's business. Accordingly, the Board of Directors of Middle Bay has never declared cash dividends on its common stock and does not plan to do so in the foreseeable future. Furthermore, the terms of its credit agreement with its principal lender prohibit the payment of cash dividends on Middle Bay's common stock.


                      METHOD OF DETERMINING EXCHANGE VALUE

GENERAL

         H.J. Gruy and Associates, Inc. ("Gruy") is the independent petroleum engineering firm most familiar with the properties in which the Partnership has interests and has prepared the annual reserve report on the Partnership's reserves since inception of the Partnership and its Predecessor Partnerships. Gruy is actively involved in the evaluation of producing oil and gas properties and is widely recognized in its field. Gruy is an independent consulting firm as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

         The Exchange Value has been assigned to the Partnership Units to determine the number of shares of Series C Preferred to be offered for Partnership Units. The Exchange Value was determined by Middle Bay in reliance upon the Gruy Report and is not the result of negotiations with independent representatives of the Partnership. Accordingly, the Exchange Value may not reflect the value of the Partnership Units or the value of the Partnership properties if all the assets were to be sold to an unaffiliated third party or parties in an arm's- length transaction. Middle Bay did not seek third-party bids for the sale of the Partnership's assets. Management of Middle Bay has substantial experience in evaluating and operating oil and gas properties in the Partnership's production areas and believes on the basis of that experience that the methodology employed by Gruy in determining the fair market value of the Proved Reserves of the Partnership is fair to Investors and is considered in the oil and gas industry as being favorable to sellers of producing properties.

         Middle Bay did not instruct Gruy as to pricing, cost or other economic parameters or methods or the assessment of reserve characteristics, nor did it limit the scope of Gruy's investigation for purposes of preparing the fair market value appraisal. Middle Bay provided Gruy with basic evaluation data for its use in determining the Partnership's reserves and their value. Gruy prepared its own reserve estimate of the Partnership's properties. Middle Bay did not direct Gruy as to the amount of consideration to be paid to the Partnership for its property interests nor provide any information to Gruy on amounts to be paid to Unitholders. The amount of consideration to be paid was determined by Middle Bay's Board of Directors based upon Gruy's estimates of the fair market value of those interests. Gruy did not opine on the fairness of the transaction to Unitholders; however, Middle Bay did acquire an independent report and opinion regarding the fairness to Unitholders of the consideration for which the Partnership's assets will be sold to Middle Bay if the Proposal is approved by Unitholders.

         The number of shares of Series C Preferred to be issued pursuant to the Exchange Offer has been determined relative to a Total Exchange Value assigned to the Partnership Units of $10.64 per Unit. The number of shares of Series C Preferred offered in exchange for Partnership Units will be determined by dividing the Total Exchange Value of the assets of the Partnership by $5.00, which is the liquidation value per share of the Series C Preferred.

         The Total Exchange Value reflects the fair market value of Proved Reserves of the Partnership's oil and gas assets (as determined by Gruy) and all other assets and liabilities of the Partnership (including probable and possible reserves). These components reflect (i) the estimated fair market value of future net cash flows from Proved Reserves, plus probable and possible reserves, of the Partnership as of September 30, 1998, discounted 10% per year and calculated with escalated prices and costs, (ii) the net book value of current assets and liabilities of the Partnership as of September 30, 1998 and
(iii) the general intangibles of the Partnership. Based on management's experience in evaluating reserve acquisition opportunities and transactions in the Partnership's production areas, Middle Bay believes that the components of the Exchange Value reflect all appropriate valuation criteria for the Partnership in accordance with industry practice. Each component of the Exchange Value is presented for the Partnership in the tables and discussions below.

EXCHANGE VALUE COMPONENTS

         The following table sets forth the Exchange Value components, determined as of September 23, 1998:

            Fair market value of Proved Reserves
               of oil and gas properties(1)                       $10,380,000
            Current assets, less current liabilities(2)             1,250,000
            General intangibles(3)                                    100,000
                                                                  -----------

                     Exchange Value                               $11,730,000

(1)      As determined by Gruy.
(2) Estimated based on unaudited September 30, 1998 financial statements prepared by Middle Bay.
(3)      As determined by Middle Bay.

         The estimated net book value of the Partnership as of September 30, 1998 was $9,140,412 after deducting 1998 distributions aggregating $3,068,166. The current net assets are based upon the Partnership's September 30, 1998 unaudited financial statements, respectively, maintained in accordance with applicable provisions of the Partnership Agreement.

         Middle Bay has assigned nominal value to the Partnership's equipment (comprised of oil and gas production and processing facilities) on the assumption that its salvage value at the end of the commercial lives of acquired wells will approximate the cost of plugging and abandoning the wells, contingent liabilities which Middle Bay is assuming. Middle Bay also believes that valuing the current assets and liabilities of the Partnership at their book value as of September 30, 1998 is appropriate to reflect the fair market value of these items in the stated amounts reflected in the Partnership's unaudited balance sheet as of that date.

         The calculation of the fair market value of the Partnership's Proved Reserves for the purpose of determining the Exchange Value was estimated using the income approach as opposed to the market data approach because it is difficult to identify sales of oil and gas properties that are comparable in net reserves, product prices, location, operating expenses and operator expertise. For the proved producing properties, the discounted future net revenue is reduced to a fair market value by multiplying by a suitable fraction that accounts for the risk associated with an investment. For proved developed nonproducing and proved undeveloped reserves, the present value of the required capital is added to the discounted future net revenue, a suitable risk factor is applied, and the present value of the capital is subtracted from that value. This approach assumes that the capital is invested with certainty and the resulting cash flow stream is burdened with the uncertainty. In all cases, the payout time and the internal rate-of-return for each fair market value estimate are computed and compared with that which a rational investor would expect.

         The net quantities of Proved Reserves attributable to the Partnership's interest in its wells, together with the estimated fair market value of those reserves, were estimated as of September 23, 1998 in the report prepared by Gruy. A copy of the report, which also sets forth the criteria and assumptions used in evaluating the Partnership's Proved Reserves, is included herewith in Exhibit "A."

         There are numerous uncertainties inherent in estimating quantities of Proved Reserves. Gruy prepared the data based on their evaluation of the total Proved Reserves attributable to all of the wells in which the Partnership had an interest as of September 23, 1998. Estimates by other independent petroleum engineers could vary from the Gruy Report's estimates and could result in higher or lower valuations.

         The estimates of the Partnership's future gross revenues attributable to its estimated Proved Reserves as of September 23, 1998 were calculated based on natural gas and crude oil prices in effect on that date with certain escalations. Those prices had a weighted average of $2.71 per Mcf for natural gas and $16.47 per Bbl for oil.

         Future operating and development costs were based on the Partnership's operating and development costs as of September 23, 1998 and with certain escalations as described in the Gruy Report. Future severance (production) and ad valorem (property) taxes were calculated using rates prevailing at September 23, 1998. The estimated future gross revenues, future operating and development costs and production taxes were allocated to the Partnership in accordance with its interest in oil and gas properties, taking into account applicable reversionary and overriding royalty interests.

         The present values of the estimated net cash flows attributable to the Partnership's Proved Reserves were calculated by discounting the future net cash flows to present value at the rate of 10% per year, as adjusted in accordance with the Partnership Agreement. The discount factor is intended to reflect the timing of future net cash flows. No further discount or risk adjustment was applied. Present value, regardless of the discount rate used, is materially affected by assumptions as to timing of and prices obtained for future production, which may prove to have been inaccurate.

         The Gruy Report is included as Exhibit "A" to this Prospectus. Estimates of the Partnership's Proved Reserves and of the present value of future net cash flows from the reserves are estimates only and are based on numerous assumptions and conditions of those estimates.

         In determining the value attributed to general intangibles, Middle Bay evaluated the success to date of the Partnership, total consideration paid to date to the participants and the value to Middle Bay of dissolving and liquidating the Partnership so that Middle Bay can focus on its current operations and reduce the administrative burdens associated with operating the Partnership. From inception through October, 1998, the Partnership has made cash distributions to participants aggregating $6,455,865, or approximately $5.85 per Unit.

         The Exchange Value will not be adjusted to reflect changes after September 23, 1998 in the present value of the estimated future net cash flows attributable to the Partnership's Proved Reserves. No adjustments will be made to the Exchange Value due to changes in demand for or costs or prices of oil and gas that differ from the assumptions employed or other market-related events after September 23, 1998, although those could affect the value of the Units.

THE FAIRNESS OPINION

         Harris Webb & Garrison, Inc. ("HWG") was retained by the Board of Directors of Middle Bay to render an opinion (the "Fairness Opinion") to the Board as to the fairness from a financial point of view of the consideration to be received by the holders of Units in the Exchange. On October 15, 1998, pursuant to Middle Bay's request, HWG delivered its written opinion to the Board of Directors of Middle Bay to the effect that, as of the date of the Opinion, the consideration to be received by Unitholders of the Partnership in the Exchange was fair to such holders from a financial point of view. HWG has consented to the use of its name and the Fairness Opinion in this Prospectus. A copy of the HWG Fairness Opinion is included as Exhibit ___ to this Prospectus.

         The summary of the Fairness Opinion set forth in this Prospectus is qualified in its entirety by reference to the full text of such opinion. Unitholders are urged to read the opinion in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by HWG. In arriving at its opinion, HWG considered a possible range of fair value with respect to the Units, and made its determination as to the fairness of the consideration (shares of Series C Preferred Stock) based on the financial and comparative analyses described below.

         The HWG Fairness Opinion was prepared for the Board of Directors of Middle Bay and is directed only to the fairness, from a financial point of view, as of October 15, 1998, of the consideration to be received by Unitholders in the Exchange. The HWG Fairness Opinion does not constitute a recommendation to any Unitholders as to how to respond to the Proposal. In addition, HWG was not asked to opine as to, and its opinion does not address, the underlying business decision of the Board of Directors of Middle Bay or the General Partner to proceed with or to effect the Exchange, nor did HWG participate in the determination of the terms of the Proposal.

         In connection with rendering its opinion, HWG, among other things: (i) reviewed the Proposal in its substantially final form; (ii) reviewed Middle Bay's and the Partnership's Annual Reports on Form 10-KSB for the fiscal year ended December 31, 1997 and their respective Quarterly Reports on Form 10-QSB for the periods ended March 31, 1998 and June 30, 1998; (iii) reviewed the Gruy Report, along with certain operating and financial information provided to HWG by management of the General Partner relating to the Partnership's properties, business and prospects; (iv) discussed the Gruy Report with representatives of Gruy; (v) met with certain members of the General Partner's senior management to discuss their operations, historical financial statements and future prospects; (vi) reviewed certain operating and financial information, including projections, provided to HWG by management of Middle Bay relating to its properties, business and prospects; (vii) reviewed the historical prices and trading volumes of Middle Bay common stock; (viii) reviewed publicly-available financial data and stock market performance data of companies that it deemed generally comparable to Middle Bay; (ix) reviewed the terms of recent acquisitions of publicly-held oil and gas assets and entities that it deemed generally comparable to the Partnership; (x) reviewed the terms of outstanding series of preferred stock which HWG believes to be comparable to the proposed terms of the Series C Preferred Stock; and (xi) conducted such other studies analyses, inquiries and investigations as it deemed appropriate.

         In rendering its opinion, HWG assumed, without independent verification, the accuracy, completeness and fairness of all financial and other information that was available to it from public sources or that was provided to it by Enex, Middle Bay, Gruy, or their representatives. HWG relied upon the assurances of Enex and Middle Bay that they have no actual knowledge of any facts that would make the Gruy Report or other information they provided to HWG incomplete or misleading. Unitholders are cautioned, however, that the valuations concerning the Partnership contained in the Gruy Report and the information regarding Middle Bay's future prospects provided to HWG by Middle Bay are based on numerous variables and assumptions that are inherently uncertain. These include, without limitation, general economic conditions and competitive conditions within the oil and gas industry and that the inclusion of such information should not be regarded as an indication that Enex, Middle Bay or any persons who received such information consider it other than an estimate of future events. These financial projections are not publicly available, to HWG's knowledge, and have not been disseminated to any party other than HWG.

         The Fairness Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of such opinion. It should be understood that, although subsequent developments may affect its opinion, except as agreed upon by Middle Bay, HWG does not have any obligation to update, revise or reaffirm its opinion.

         In arriving at its opinion, HWG did not perform any independent appraisal of the assets of the Partnership or Middle Bay. In analyzing the value of proved reserves of the Enex Partnership, HWG relied substantially on the evaluations of H.J. Gruy and Associates in the Gruy Report. HWG also reviewed a reserve evaluation prepared by management of Middle Bay using pricing assumptions set forth in SEC rules prepared at the request of HWG as of September 30, 1998. While HWG viewed these evaluations as important to their fairness analysis, HWG did not view them as conclusive as to value of the Enex Partnership, but rather one of many indications of value analyzed by HWG.

         The following is a summary of the most significant factors considered and the principal financial analyses performed by HWG to arrive at its opinion dated October 15, 1998.



         Value Range Comparison. HWG's fairness analysis was primarily that the estimated fair market value range of "value received" by a public Unitholder was within a range of value reasonably equivalent to the estimated fair market value range of "value surrendered." HWG's fair market value range for "value received" was estimated to be $8.51 - $10.64 per Unit and "value surrendered" was estimated to be $9.48 - $11.84 based upon a Gruy Report fair market value of $10.4 million for the Enex Partnership oil and gas reserves. HWG also noted that, if the Gruy Report's orderly liquidation value of $8.9 million is substituted for the $10.4 million value, the HWG range for "value surrendered" is reduced to $8.29 - $10.29 per Unit.

         (2) Discounted Cash Flow Analysis Contained in the Gruy Report. HWG considered the present value of the future cash flows that the proved reserves of the Partnership could be expected to generate after October 1, 1998 based on the Gruy Report.

         (3) Analysis of Certain Other Publicly-Held Oil and Gas Entities. HWG compared selected operating and financial ratios for the Partnership to corresponding data and ratios for selected oil and gas entities whose securities are publicly held and which HWG believed were comparable in certain respects to the Partnership. These entities were selected for comparison as they are oil and gas entities with similar properties and business characteristics to the Partnership. HWG calculated the market capitalization and market value for each of the following publicly traded companies: Abraxas Petroleum Corporation, Coho Energy, Inc., Costilla Energy, Inc., Key Production Company and Wiser Oil Company (collectively, the "Comparable Companies"). For this purpose, HWG defined
                  "market capitalization" as market value of the relevant company's common equity plus total debt less excess cash and cash equivalents. HWG calculated the market capitalization of each of the Comparable Companies as a multiple of each such company's December 31, 1997 proved reserves, the latest twelve months earnings (as of June 30, 1998) before interest, taxes, depreciation, depletion, amortization, impairments and costs ("EBITDX") and the present value of future net revenues of proved reserves (before taxes) discounted at 10% (SEC method pricing) ("SEC PV 10%"). The multiples yielded by such calculations for the Comparable Companies were (i) with respect to proved reserves, between $0.60 per Mcfe and $1.06 per Mcfe, (ii) with respect to the latest twelve months EBITDX, between 4.1x and 8.8x and (iii) with respect to the SEC PV 10% Value, between 86% and 130%. Applying these multiples to the Partnership yielded a value range of $11.6 to $16.3 million for 100% of the Partnership equity.

                  Because of the inherent differences between the businesses, operations and the prospects of the Partnership and the businesses, operations and prospects of the Comparable Companies and the recent significant changes in the oil and gas markets, HWG believed that it was inappropriate to, and therefore did not, give significant weight to the quantitative results of this analysis of comparable companies.

         (4) Comparable Convertible Preferred Stocks. HWG reviewed 22 publicly traded convertible preferred stocks and compared yield and conversion premiums to the new Series C Preferred Stock. When compared to these publicly traded convertible preferred stocks, the proposed dividend yield of 10% and the anticipated conversion premium of approximately 42 - 66% for the new Series C Preferred Stock appear to indicate that the fair market value of the new Preferred would be in the range of approximately $4.00 to $5.00 per share.

         (5) Comparable Transactions. HWG reviewed certain recent transactions, but none were believed significantly comparable to the Exchange to provide meaningful analysis. HWG did note, however, a recent investment of $130 million in Triton Energy made with an 8% preferred convertible at a premium of approximately 20 - 50%.

         In addition to the financial analyses set forth above, HWG considered a number of qualitative factors in arriving at its opinion, including without limitation, the following: (i) the Unit's limited liquidity and voting rights;
(ii) the potential capital appreciation of the Middle Bay common stock underlying the Series C Preferred Stock; (iii) the predictable income stream of the Series C Preferred Stock; (iv) the greater number and diversity of properties of Middle Bay resulting from the Exchange; and (v) the priority of the liquidation preference of the Series C Preferred Stock with respect to Middle Bay common stock.

         The summary set forth above is not a complete description of the analyses performed by HWG. Preparation of the Fairness Opinion involved various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Notwithstanding the separate factors summarized above, HWG believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its Fairness Opinion. In performing its analyses, HWG made numerous assumptions with respect to oil and gas industry performance, market prices for oil and gas and economic conditions and other matters. The analyses performed by HWG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

         The Board of Directors of Middle Bay selected HWG as its financial advisor because HWG is a regionally recognized investment banking firm with substantial experience in assignments similar to that undertaken with regard to evaluating the Exchange. As part of its investment banking business, HWG is regularly engaged in the valuation of business and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

         Pursuant to an engagement letter with Middle Bay, HWG will be paid $40,000 from Middle Bay for rendering the Fairness Opinion. Middle Bay has also agreed to reimburse HWG for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify HWG against certain liabilities arising out of or in connection with the services rendered by HWG under the engagement, including liabilities under federal securities laws. The terms of the fee arrangement with HWG, which are customary in transactions of this nature, were negotiated at arms length between Middle Bay and HWG. HWG has performed financial advisory services for Middle Bay in recent months for which it was paid an advisory fee of $20,000 by Middle Bay. As part of these services, HWG performed a financial evaluation of Middle Bay. As a result of that evaluation, HWG issued a research report and buy recommendation with respect to the Middle Bay common stock.

COMPARISON OF EXCHANGE VALUE WITH VALUES USED IN 1997 PARTNERSHIP ROLL-UP

         H.J. Gruy & Associates, Inc. ("Gruy"), an independent petroleum engineering firm, was engaged by Middle Bay and the General Partner to make a fair market evaluation of the Partnership's oil and gas reserves as of October 1, 1998. Gruy is the same engineering firm which estimated the oil and gas reserves for the Partnership and each of the Predecessor Partnerships in connection with the 1997 consolidation of the Predecessor Partnerships into the Partnership (the "1997 Roll-up"). Gruy's approach to determining the fair market value of Proved Reserves for the Partnership for the Exchange Offer was the same as for each of the partnerships which were consolidated in 1997 to form the Partnership (the "Predecessor Partnerships") in connection with the 1997 Roll-up. However, Gruy assigned no fair market value to the categories of probable and possible reserves for the Predecessor Partnerships, but did assign a value for those categories of Partnership reserves for the Exchange Offer. To the extent that the fair market evaluation for the Partnership's present estimated reserves differs materially from the fair market valuation of the Predecessor Partnerships' reserves in 1997, the primary causes of such changes are the production and sale of oil and gas production and properties by the Partnership and the decline in the market prices for oil and gas over the past 12 months.


                         REASONS FOR THE EXCHANGE OFFER

RECOMMENDATION OF THE GENERAL PARTNER

         Middle Bay and the General Partner, acting together, have initiated and proposed the Exchange Offer and recommend approval of the Proposal. The decision to recommend approval of the Exchange Offer is based on the conclusion that the Exchange will be more beneficial to Investors than the alternatives of continuing the Partnership or liquidating all of the assets of the Partnership and that the terms of the Exchange Offer and related Proposal, including the method used to determine the Exchange Value and the procedures involved in the Proposal, are both fair and appropriate.

         Middle Bay and Enex, acting together in reaching the conclusion to recommend that each of the Investors accept the Exchange Offer and approve the Proposal, considered a number of factors, including, without limitation, the following:

                  (a) The fiduciary duties owed by Middle Bay and Enex to the Unitholders. Both Middle Bay and Enex considered their fiduciary duties to the Unitholders and their respective shareholders and the inherent conflicts of interest each has in initiating and recommending acceptance of the Exchange Offer. See "Recommendations of the Boards of Directors of Middle Bay and Enex," "Fiduciary Duties of the General Partner and Middle Bay" and "Conflicts of Interest," below.

                  (b) The financial condition, results of operations and cash flows of Middle Bay and the Partnership, both on a historical and a prospective basis. In this regard, the General Partner believes that Middle Bay historically, and on a pro-forma basis after acquisition of the Partnership's assets, has been and is likely to continue in the future to be a growth company, with prospects that could continue to show significant increases in results of operations and cash flow, resulting in potential future appreciation in the price of the common stock underlying the Series C Preferred shares. See "Selected Financial Data - Middle Bay," "Selected Financial Data - Partnership" and "Selected Pro Forma Consolidated Financial Information (Unaudited)."

                  (c) The consideration to be received by the Partnership's Investors in connection with the Exchange Offer represents a significantly higher distribution to Investors than could be expected from the present value of continued total cash distributions or the distributions to Investors in liquidation. Specifically, the General Partner estimates that cash distributions for the life of the Partnership, if the Partnership were to continue operations, would be $10.28 per Unit and would have a present value (using a 10% discount rate) of $6.82 per Unit. See "Alternatives to the Exchange."

                  (d) Dividends with respect to the Series C Preferred. The 10% dividend rate on the Series C Preferred will result in Investors receiving annual cash dividends of approximately $1.06 per Unit exchanged compared to cash distributions from the Partnership of $4.02 per Unit during the 12-month period ended September 30, 1998. However, the General Partner believes that the cash distributions to Investors from the Partnership will likely decrease rapidly as the remaining oil and natural gas reserves are depleted. See "Alternatives to the Exchange."

                  (e) Current market conditions and historical market prices, volatility and trading information with respect to the common stock of Middle Bay compared to the lack of a trading market for the Partnership Units. In this regard, the potential growth rate and market price to earnings and cash flow potential of Middle Bay were considered. Middle Bay believes that Investors who choose to convert their Preferred Shares will receive the benefit of any future growth in the value of their equity interest in Middle Bay rather than receiving cash distributions from the Partnership, which are likely to decrease rapidly as the remaining oil and natural gas reserves of the Partnership are depleted. See "Price Range of Middle Bay Common Stock; Dividends and Distributions."

                  (f) Potential Liquidity of the Series C Preferred and the underlying common stock of Middle Bay compared to the lack of liquidity of the Partnership Units. Middle Bay has applied for listing the Series C Preferred for trading on the NASDAQ Small Cap Stock Market, subject to approval, although there can be no assurance that an active trading market will develop following the Exchange. The common stock of Middle Bay has an active trading market on NASDAQ Small Cap Stock Market. The Partnership Units have no liquidity, and the Partnership Agreement restricts transfer of the Partnership Units. See "Price Range of Middle Bay Common Stock; Dividends and Distributions."

                  (g) The terms and conditions of the Exchange Offer, including the amount of consideration to be paid to the Investors and the form of the consideration, the parties' representations, warranties, covenants and agreements, and the conditions to their respective obligations set forth in the Exchange Offer. Middle Bay believes that the terms and conditions of the Exchange Offer are favorable to the Partnership's Investors. In reaching this conclusion, Middle Bay noted the nature of the representations and warranties, the limited number of conditions in the Exchange Offer and the payment by Middle Bay of all transaction costs and the assumption by Middle Bay of all Partnership liabilities, including contingent and unforeseen liabilities. Middle Bay believes that in the absence of extraordinary or unforeseen circumstances, there is a high likelihood that the transaction will be completed, subject to the requisite approval of the Partnership's Investors. Accordingly, Middle Bay believes that the terms of the Exchange Offer are more favorable to the Investors than purchase and sale agreements that are customarily entered into. See "Alternatives to the Exchange" and "The Exchange Offer and the Proposal."

                  (h) The review of other alternatives for the Partnership, including possible sales of Partnership assets to third parties, continued operation of the Partnership and liquidation of the Partnerships. Middle Bay did not believe that the sale of all of the assets of the Partnership was as attractive to the Partnership as the Exchange Offer because of the value of the reserves being offered by Middle Bay in the Exchange Offer (as supported by the Gruy Report and the Fairness Opinion), the uncertainty that a third-party purchaser or purchasers could be found for all of the assets and, if found, whether a purchase and sale agreement could be negotiated on terms favorable to the Partnership. Middle Bay and Enex also considered that the Partnership's reserve estimates could be undervalued. Middle Bay did not believe that liquidation of the Partnership was as attractive to the Partnership as the Exchange Offer because the estimated liquidation value of the Partnership is substantially less than the consideration to be received by each of the Investors under the Exchange Offer. Middle Bay did not believe that the continued operation of the Partnership was as attractive to the Partnership as the Exchange Offer because Middle Bay believes that the continued cash distributions made by the Partnership are likely to decrease rapidly as the remaining oil and natural gas reserves are depleted. See "Alternatives to the Exchange."

                  (i) The uncertainties and risks in the oil and gas industry and the possibility that changes in the industry or continued volatility of oil and gas prices could have a significantly greater effect on the Partnership due to the size of the Partnership compared to Middle Bay and the greater diversification of oil and gas properties and prospects of Middle Bay. Middle Bay also considered the possibility that such uncertainties could be disadvantageous to Middle Bay and advantageous to the Partnership. See "Risk Factors and Material Considerations."

                  (j) The tax consequences to the Partners in connection with the Exchange Offer and liquidation of the Partnership. Although the tax consequences to some of the Partners may be unfavorable, Middle Bay believes that the benefits of the transaction outweigh any such unfavorable consequences, on balance, for all of the Partners. See "Material Federal Tax Consequences."

                  (k) The benefits to Middle Bay of acquiring the Partnership's properties. Middle Bay expects to benefit from the Exchange because the Partnership's properties will add to Middle Bay's cash flow, increase Middle Bay's oil and gas reserves and thereby increase its borrowing base for purposes of securing Middle Bay's bank credit lines, thereby facilitating debt-financed future acquisitions of oil and gas properties. Middle Bay also expects to significantly reduce the general and administrative expenses of Enex associated with management of the Partnership as a separate entity. See "Risk Factors and Material Considerations Valuation Conflict of Interest; Benefits of Exchange to Middle Bay."

         In view of the wide variety of factors considered in connection with its evaluation of the terms of the Exchange Offer, Middle Bay did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

         MIDDLE BAY AND THE GENERAL PARTNER OF THE PARTNERSHIP HAVE DETERMINED THAT THE EXCHANGE IS FAIR AND IN THE BEST INTERESTS OF THE PARTNERSHIP AND ITS UNITHOLDERS AND RECOMMEND THAT THE UNITHOLDERS OF THE PARTNERSHIP TENDER THEIR PARTNERSHIP INTERESTS AND CONSENT TO THE PROPOSAL.

ALTERNATIVES TO THE EXCHANGE

         Middle Bay's analysis of the most probable results of continuing the Partnership indicate that, while continuing the Partnership would avoid the risks associated with the ownership of Series C Preferred in Middle Bay, Investors will receive potentially greater values by participating in the Exchange than the values they would derive from this alternative. Middle Bay estimates that continuing the Partnership under market and operating conditions prevailing in 1998 would likely generate decreasing annual distributions to Investors of $3.22 per Unit in 1998, $1.33 in 1999, $1.07 in 2000 and $.81 in
2001. Middle Bay estimates that the remaining economic life of the Partnership is six years, based upon projected production volumes and cash flows from the Gruy Reserve Report.

         Middle Bay also believes that, while liquidating the Partnership would provide an immediate cash return and avoid the risks associated with owning Middle Bay Series C Preferred, the Exchange will provide Investors with greater values than they would likely receive in liquidation of the Partnership. Middle Bay's liquidation analysis reflects an estimated liquidation value of approximately $10,111,000, or $9.17 per Unit. For purposes of determining the general and administrative costs to the Partnership during the liquidation process, Middle Bay estimated that general and administrative expenses would approximate the general and administrative expenses incurred by the Partnership during the quarter ended June 30, 1998 on an annualized basis.

         The following tables summarize the results of Middle Bay's liquidation analysis in comparison to the Exchange Value for the Partnership Units determined by Middle Bay. The table also includes valuation data derived from Middle Bay's analysis of continuing the Partnership. Middle Bay did not undertake its continuation analysis for the purpose of valuing the Partnership, but solely to illustrate the likelihood of decreasing distributions based on production declines as projected in the Gruy Report and oil and gas prices at September 30, 1998. However, because SEC disclosure standards for roll-up transactions require a comparison of the value of the consideration offered in the transaction with the value of the consideration estimated for each alternative to the transaction, the tables also reflect the results of extending Middle Bay's continuation analysis for the balance of the estimated life of the Partnership's Proved Reserves, and discounting the projected stream of distributions to present value at the same 10% discount rate used in Middle Bay's liquidation analysis to account for the timing of cash flows as well as production and concentration risks.

                                                           Total Investor     Value Per
                  Valuation Method                            Value(1)          Unit
                  ----------------                         --------------     ---------
         Exchange Value                                       $11,730,000       $10.64
         Liquidation value estimated by Middle Bay             10,111,000         9.17
         Continuation analysis by Middle Bay,
            assuming natural gas prices of $2.50
            per Mcf and oil prices of $13.00 per
            Bbl for 1998(2)                                     7,519,943         6.82


(1) The Exchange Value and liquidation value attribute no value to the General Partner's interest. The continuation analysis assumes continued distributions to the General Partner pursuant to the terms of the Partnership Agreement.

(2) The assumed natural gas and oil prices are the prices used for preparation of the Partnership's reserve report dated September 23, 1998 and as of October 1, 1998, with escalation of prices and costs as set forth in the report. The continuation analysis was calculated based upon Middle Bay's estimate of the remaining economic life of the Partnership, estimated to be six years.

         The actual amount that Investors would receive if the Partnership continued its operations would depend on production levels and various other factors (prices, costs, etc.), which cannot be predicted with certainty. In addition, the actual amount that Investors would receive under either of the alternatives to the Exchange would depend on future oil and gas prices. To the extent that future prices for those commodities are materially higher or lower than the pricing assumptions made by the General Partner, those fluctuations would likely have a similar effect on the operating results, distribution rates and market value of the Partnership Units, largely negating the effect of price changes on a comparison between the Exchange and either alternative of continuing the Partnership or liquidating its assets. In addition, Middle Bay believes that liquidating the Partnership would deprive Investors of the opportunity to benefit from any future upturn in oil and gas prices.

BENEFITS OF CONTINUED OPERATIONS

         Continuing to operate the Partnership could benefit Investors by avoiding many of the risks associated with owning Middle Bay Series C Preferred or, assuming conversion, the underlying common stock. In addition, Middle Bay does not pay cash dividends on its shares of common stock and does not anticipate paying dividends in the foreseeable future. However, Middle Bay's continuation analysis reflects a present value (using a 10% discount rate) that is $3.82 per Unit (36%) below the Exchange Value. Accordingly, Middle Bay believes that Investors are likely to receive less value if the Partnership continues in its present form than they would receive by participating in the Exchange. While this conclusion is supported by Middle Bay's analysis of continuing the Partnership, there can be no assurance that the Exchange will be more beneficial to Investors than continuing the Partnership.

                       PARTNERSHIP CONTINUATION ANALYSIS

                                                                                               PV 10%
                      Year          Total Cash Flow(1)       Cash Flow Per Unit(2)       Cash Flow Per Unit
                      ----          ------------------       ---------------------       ------------------
                      1998             $   483,846                 $  .44                      $  .43
                      1999               1,465,437                   1.33                        1.24
                      2000               1,175,749                   1.07                         .90
                      2001                 893,994                    .81                         .62
                      2002                 579,454                    .53                         .37
                      2003                 381,741                    .35                         .22
                      2004                 478,333                    .43                         .25
                      2005               5,862,112(3)                5.32                        2.79
                                       -----------                 ------                      ------
                    Total(4)           $11,320,666                 $10.28                      $ 6.82


(1) Reflects total cash flow allocated to participants of the Partnership, after allocation of cash flow to the General Partner's interest pursuant to the terms of the Partnership Agreement. 1998 cash flow is for October 1st through December 31st.

(2)      Obtained by dividing the total cash flow by 1,102,631 Partnership
         Units.

(3)      Includes estimated net value of remaining assets.

(4) Middle Bay's continuation analysis estimates that the remaining economic life of the Partnership is six years. This analysis assumes that total revenues, production taxes and lease operating expenses will be consistent with those assumptions set forth in the Gruy Report dated September 23, 1998 and that annual general and administrative expenses will be consistent with actual annualized general and administrative expenses incurred by the Partnership for the three months ended June 30, 1998.

BENEFITS OF LIQUIDATION

         If the Partnership liquidated its assets and completed a dissolution upon the sale of its assets for cash, the Investors would benefit by receiving an immediate cash return without continuing to be subject to the risks of owning Middle Bay Series C Preferred and risks of participation in oil and gas operations. In addition, if the Partnership were liquidated in a cash transaction, Investors could reinvest the proceeds in similar or different investments. For the reasons described herein, however, Middle Bay believes that liquidating the Partnership would not provide Investors with greater values than those they would receive in the Exchange. Although Middle Bay made various assumptions that it believes to be reasonable in conducting the liquidation analysis supporting this conclusion, there can be no assurance that those assumptions would ultimately prove to be correct and that proceeds of a cash sale would not exceed the value of the Series C Preferred issuable in the Exchange.

         Middle Bay's and Enex's decision to recommend approval of the Proposal is supported by Gruy's liquidation analysis, reflecting an estimated liquidation value of $10,111,000, or $9.17 per Unit and the fairness opinion rendered by HW&G. Based on these factors, Middle Bay and Enex have concluded that, while a sale of the Partnership's properties as a whole would provide an immediate cash return to Investors, it would likely result in valuations by an unaffiliated bidder or bidders below the Total Exchange Value, and further, any cash received would likely be equal to or less than the liquidation value after payment of transaction costs and costs associated with liquidation and dissolution. Additionally, Middle Bay will assume all contingent and unknown liabilities of the Partnership, as well as sole responsibility for payment of all transaction costs associated with the Exchange Offer, allowing distribution of consideration without deduction for such costs. Middle Bay believes it unlikely that a third party would offer to purchase the Partnership's assets at fair market value and also assume responsibility for payment of transaction costs and assumption of all contingent and unknown liabilities.

                        PARTNERSHIP LIQUIDATION ANALYSIS

         Estimated cash proceeds from sale of oil and gas properties            $10,380,000
         Working capital(1)                                                       1,250,000
         General and administrative expense(2)                                   (1,000,000)
         Transaction costs(3)                                                      (519,000)
                                                                                -----------
         Net Aggregate Liquidation Value                                        $10,111,000

         Liquidation Value Per Unit(4)                                                $9.17


(1) At September 30, 1998, the Partnership had estimated total assets of $10,716,944 and estimated working capital of $1,250,000.

(2) Estimated expenses to the Partnership in preparing the Partnership financial statements, tax returns, investor tax statements and similar administrative matters. This estimate was determined based upon the annualized actual expenses incurred by the Partnership for general and administrative expense for the three months ended June 30, 1998.

(3) Estimated legal, land, broker, accounting, printing and other costs associated with the sale of the Partnership's oil and gas properties.

(4) Individual Unitholders' actual liquidation value per unit may vary pursuant to the relationship the Unitholders' respective capital accounts bear to their interests in the Partnership. Please see
         Section 4.6 of the Limited Partnership Agreement.

Middle Bay's liquidation analysis assumed that a majority in Interest of the Investors would approve the sale of all or substantially all of the Partnership's assets, as required under the Partnership Agreement. Based on this analysis, the General Partner concluded that Investors would benefit more from the Exchange than a potential liquidation of the Partnership.

OTHER CONSIDERATIONS AS ALTERNATIVES

         The General Partner and Middle Bay also considered whether assessing the Unitholders for voluntary additional capital contributions and/or having the Partnership borrow funds were feasible alternatives to provide capital for further development activities. Both of the foregoing alternatives were rejected as impractical and inconsistent with the business objectives of the Partnership.

APPROVAL OF THE BOARD OF DIRECTORS OF MIDDLE BAY;
REASONS FOR THE APPROVAL

         At a meeting held on October ___, 1998, the Board of Directors of Middle Bay unanimously approved the Exchange Offer and the authorization and issuance of Middle Bay Series C Preferred in connection with the Exchange. The Alabama Corporation Law does not require that Middle Bay stockholders approve the Exchange Offer or the issuance of Middle Bay Series C Preferred (or the underlying common stock), and no such approval is being sought.

         In reaching its conclusion to approve the Exchange Offer, the Board of Directors of Middle Bay determined that the purchase of Partnership assets by Middle Bay is consistent with and in furtherance of the long-term business strategy of Middle Bay. In addition, the Board of Directors believes that the Exchange Offer provides Investors in the Partnership the opportunity to benefit from the continued growth of Middle Bay and consideration in excess of the liquidation value or continuation value of the Partnership. In addition, the Board believes that dissolution of the Partnership upon consummation of the Exchange and adoption of the Proposal by the Partnership will allow Middle Bay to focus its resources on the core assets and projects of Middle Bay and will provide Middle Bay with the benefits of increasing its reserves and cash flow and thereby increasing its borrowing base (reserves which qualify as security for bank loans), which is expected to facilitate bank financing of future acquisitions of oil and gas properties.

FIDUCIARY DUTIES OF THE GENERAL PARTNER AND MIDDLE BAY

         Middle Bay's and Enex's fiduciary duties to Unitholders include legal responsibilities of loyalty, care and good faith. Neither Enex, as the General Partner of the Partnership, nor Middle Bay, as the parent of Enex, may profit by any conduct or transaction in contravention of their fiduciary obligations to the Investors. Rights of action by or on behalf of the Investors for any breach of these duties are provided under most state limited partnership or other laws. Under New Jersey law, which is the choice of law provided in the Partnership Agreement, a limited partner may bring action against a general partner, upon a showing of the breach of its fiduciary duty, to recover his capital contribution or to seek an accounting and dissolution of the partnership. While a general partner would have the burden of dispelling all doubts concerning its conduct, simple negligence or an error in judgment not amounting to a breach of fiduciary duty would constitute a defense to the limited partner's actions under New Jersey law. Middle Bay and Enex each believes that it has complied with its fiduciary duties in the management of the Partnership and in connection with the Exchange Offer.

         Under New Jersey law, except as described below, if a nonconsenting Investor believes that adoption of the Proposal or consummation of the Exchange would constitute a breach of the General Partner's fiduciary duties, the Investor could institute legal action against Middle Bay and/or Enex to enjoin the Exchange or implementation of the Amendment contemplated by the Proposal or to recover damages resulting from the consummation of the Exchange. In appropriate circumstances, a limited partner may institute a class action against its general partner on behalf of himself and the other similarly situated limited partners or a derivative action against a general partner on behalf of the partnership to recover damages for a breach of a general partner's fiduciary duties. This is a developing area of the law, and Investors who have questions concerning the General Partner's duties should consult with their own legal counsel.

         The Partnership Agreement provides that the General Partner and its affiliates (including Middle Bay) will not be liable to the Partnership or the Investors for errors of judgment or any acts or omissions that do not constitute negligence or misconduct. In addition, the Partnership Agreement provides generally that, to the extent permitted by law, the Partnership will indemnify the General Partner and its affiliates providing services on behalf of the Partnership against judgments and amounts paid in settlement, plus costs and expenses (including reasonable attorneys' fees and expenses) actually and reasonably incurred, if the indemnitee acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership. In the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy and, therefore, unenforceable.

CONFLICTS OF INTEREST

         Middle Bay, as controlling shareholder of the General Partner of the Partnership, has an inherent conflict of interest in the determination of the Exchange Value. Both the General Partner and Middle Bay owe a fiduciary duty to Unitholders in the Partnership. In addition, Middle Bay and Enex owe a duty to their respective stockholders, and Middle Bay owes a duty to the minority shareholders of Enex. Middle Bay expects to benefit from the acquisition of the Partnership's properties by its receipt of cash flow from the properties and the addition to its borrowing base of the Proved Reserves of the Partnership which is expected to facilitate bank financing of future acquisitions. While Middle Bay believes that it has fulfilled its fiduciary obligations in the determination of the Exchange Value which is supported, in part, by the Gruy Report and the Fairness Opinion, no degree of objectivity or professional competence can eliminate the inherent conflicts of interest. See "Reasons for the Exchange Offer - Fiduciary Duties of Middle Bay and the General Partner" and "Conflicts of Interest."

CERTAIN TRANSACTIONS BETWEEN THE PARTNERSHIP, ENEX AND MIDDLE BAY

         Enex, as General Partner and as a Unitholder of the Partnership, has received $3,574,810 in total distributions from the Partnership since its formation in 1997. These distributions included $3,403,404 attributable to Enex's interest as a Unitholder and $171,406 attributable to its general partnership interest. Middle Bay, as owner of 79.2% of Enex, benefits indirectly from the Partnership's distributions to Enex. Since July 1997, Enex has purchased for cash Units from various Unitholders at prices ranging from $____ to $____ per Unit.

ACCESS TO INVESTOR LIST AND PARTNERSHIP RECORDS

         Enex will provide free of charge to any Investor, upon written request, a current alphabetized listing of all names and addresses of Investors in the Partnership. Investors are afforded this right under the Partnership Agreement and federal and state law. Investors also have the right under the Partnership Agreement to inspect the books and records of the Partnership at all reasonable times in the offices of the General Partner, which are the offices of Middle Bay in Houston, Texas.


                               CONSENT PROCEDURES

WRITTEN CONSENT AND VOTE REQUIRED

         Investors may tender their Partnership Units or vote against the Proposal by properly completing and executing the Letter of Transmittal accompanying this Prospectus and attached as Exhibit "C" in accordance with the instructions contained therein and delivering it, together with any requisite supporting documents indicated in the Letter of Transmittal, prior to the Expiration Date to the General Partner at the following address:

                           Enex Resources Corporation
                        c/o Middle Bay Oil Company, Inc.
                         1221 Lamar Street, Suite 1020
                              Houston, Texas 77010
                           Telephone: (713) 759-6808

PARTNERSHIP UNITS WILL NOT BE VALIDLY TENDERED UNLESS THE LETTER OF TRANSMITTAL HAS BEEN COMPLETELY AND FULLY EXECUTED IN ACCORDANCE WITH THE INSTRUCTIONS THERETO AND ACCOMPANIED BY ALL OTHER REQUIRED DOCUMENTS IN FORM AND SUBSTANCE SATISFACTORY TO MIDDLE BAY. All questions concerning the validity, form and eligibility (including time of receipt) of tenders will be determined by Middle Bay, whose determination will be final and binding.

CONSENT TABULATION

         All votes consenting to the Proposal and withholding consent, as directed in the Letter of Transmittal submitted by Investors, will be tabulated by the Exchange Agent, Bank of Oklahoma, N.A. (the "Bank"). The Bank has agreed to make the tabulation available to Investors upon request to Middle Bay.

EXPIRATION OF EXCHANGE OFFER

         The Exchange Offer will be held open for the greater of thirty (30) days or twenty (20) business days from the date of this Prospectus and will expire at 5:00 p.m. Central Time on the Expiration Date. The Expiration Date will be ________, 1998, unless extended by Middle Bay for a period of up to twenty (20) business days. Notice of extension of the Exchange Offer, if made, will be given by mail to each Investor. An extension will be effective upon mailing of notice.

AMOUNT TENDERED

         Middle Bay will not accept tenders of less than all of an Investor's Partnership Units.

REVOCABILITY OF TENDERS

         Tenders of Partnership Units and consents to the Proposal may be revoked at any time prior to the Expiration Date by sending notice of revocation to Middle Bay at 1221 Lamar Street, Suite 1020, Houston, Texas 77010, Attention: Stephen W. Herod. The notice should identify the Investors, include the number of Partnership Units for which he is revoking his tender and indicate an intention to revoke a prior tender and withhold consent to the Proposal. If this Prospectus is amended to reflect a material adverse development, the Expiration Date will be extended, if required, to afford at least twenty (20) business days for Investors to revoke their prior tender of Partnership Units.

SOLICITATION OF LETTERS OF TRANSMITTAL

         Middle Bay may enter into one or more agreements with participating NASD broker/dealers ("Soliciting Dealer") to assist in the solicitation of Letters of Transmittal for the Exchange Offer. Each Soliciting Dealer who executes an agreement with Middle Bay will be entitled to receive a fee from Middle Bay. Total fees paid to all Soliciting Dealers are not expected to exceed $30,000 in the aggregate.

         Middle Bay has agreed to indemnify Soliciting Dealers (if any) against certain civil liabilities, including liabilities under the Securities Act. The Soliciting Dealers may be deemed to be underwriters within the meaning of the Securities Act.

ACCEPTANCE OF TENDERS

         On the Closing Date, subject to the satisfaction or waiver of the conditions to the Exchange Offer, Middle Bay will accept all Partnership Units properly tendered pursuant to the Exchange Offer. Middle Bay will then tender these Partnership Units to Enex which will cause the assets of the Partnership, subject to associated liabilities, to be withdrawn from the Partnership and contributed to Middle Bay effective as of the Effective Date in exchange for the Series C Preferred, which will be issued and delivered promptly after the Closing Date.

         On the Closing Date, Middle Bay will cause certificates representing the Series C Preferred issuable in the Exchange to be registered in the name of holders who have accepted the Exchange Offer. Middle Bay will also cause a certificate representing the shares of Series C Preferred that will be issued to participants upon liquidation of the Partnership to be issued in the name of the Partnership, pending dissolution, liquidation and winding up of the Partnership. Immediately thereafter, Enex will cause the shares of Series C Preferred issued in the name of the Partnership to be transferred into certificates representing Series C Preferred registered in the names of the individual participants remaining in the Partnership following liquidation.

SPECIAL REQUIREMENTS FOR CERTAIN INVESTORS

         Some of the Investors are entities, such as estates, trusts, corporations, limited partnerships or general partnerships. With respect to a Partnership Unit tendered by an Investor other than an individual, Middle Bay may elect, at its option, to require that each Letter of Transmittal be accompanied by evidence that the Investor has met all requirements of its governing instrument, such as applicable partnership or joint venture agreements, and is authorized to tender its Partnership Units under the laws of the jurisdiction in which the entity was organized. With respect to most trusts, including individual retirement accounts, Middle Bay expects to require only that the named trustee (or authorized representative thereof) execute the Letter of Transmittal.

REPRESENTATIONS AND COVENANTS

         Each Investor represents in the Letter of Transmittal that he has, and will have as of the Closing Date, the right and authority to transfer his Partnership Unit and that his Partnership Unit is free and clear of all liens, encumbrances and adverse claims. The Letter of Transmittal also contains a covenant by the Investor to execute any additional documents and instruments that may be reasonably required to more effectively transfer to and to vest in Middle Bay the assets underlying the tendered Partnership Units and a power of attorney to Middle Bay to permit Enex, as General Partner, to execute on the Investor's behalf any additional documents necessary to consummate the Exchange, including any documents on behalf of Investors that may be necessary to withdraw the assets of the Partnership and contribute those assets to Middle Bay.

VALIDITY OF TENDERS

         All questions concerning the validity, form, eligibility (including time of receipt) and acceptance of Partnership Units tendered will be determined by Middle Bay, whose determination will be final and binding. The interpretation by Middle Bay of the terms and conditions of the Exchange Offer (including the instructions to the Letter of Transmittal) will also be final and binding. Middle Bay reserves the right to waive any irregularities or conditions regarding the manner of tender. Any irregularities in connection with such tenders must be cured within such time as Middle Bay determines unless waived by Middle Bay.

         Tenders will be deemed not to have been made until irregularities have been cured or waived. Any Letter of Transmittal not properly completed and executed will be returned by Middle Bay to the tendering Investor as soon as practicable, unless the irregularities are cured or waived. Middle Bay is under no duty to give notification of defects in tenders and will not incur liability for failure to give such notification. Delivery of the Transmittal Letter is at the risk of the Investor. A tender will be effective only when the Letter of Transmittal is actually received by Middle Bay. To ensure receipt of the Letter of Transmittal and all other required documents, if any, when sent by the U.S. mail, Investors should use certified or registered mail, return receipt requested.

PAYMENTS OF FEES AND EXPENSES

         Fees and expenses incurred in connection with the Exchange Offer will be paid by Middle Bay, whether or not the Proposal is accepted. Fees and expenses incident to the Exchange Offer are estimated to be approximately $_______, all of which will be funded from Middle Bay's working capital. The estimated fees and expenses for the Exchange Offer are itemized below:

                  SEC registration fee .........................................       $    1,684
                  NASD filing fee...............................................
                  NASDAQ listing fees...........................................
                  Soliciting Agent fees.........................................           30,000
                  Legal fees and expenses.......................................
                  Blue Sky expenses.............................................
                  Printing costs................................................           17,000
                  Engineering fees..............................................
                  Accounting fees...............................................
                  Fairness Opinion..............................................           40,000
                  Miscellaneous.................................................
                           Total................................................


COMPLIANCE WITH TENDER OFFER PRACTICES

         In conducting the Exchange Offer, Middle Bay will comply with the provisions of Rule 14e-1 under the Exchange Act relating to the solicitation of tenders and the payment of consideration in a tender offer.


                       MATERIAL FEDERAL TAX CONSEQUENCES

         The following tax discussion summarizes certain federal income tax consequences of the Exchange. This summary is the opinion of Thrasher, Whitley, Hampton & Morgan, counsel to Middle Bay in connection with the Exchange, whose formal opinion (the "Tax Opinion") is included as an Exhibit to the Registration Statement of which this Prospectus is a part. The following is intended to provide only a general summary and does not include a complete analysis of the consequences that may vary with or are contingent upon individual circumstances, such as a taxpayer who is subject to special provisions of the Internal Revenue Code. This discussion and opinion does not address the federal income tax treatment of other transactions related to the Exchange, any aspect of state, local or foreign tax laws or any federal laws other than those pertaining to income tax.

         None of the parties have requested a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the Exchange. No assurance can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed herein. Any such change, even though made after the consummation of the Exchange, could be applied retroactively.

         Unitholders may obtain a copy of the Tax Opinion by sending a written request to Middle Bay Oil Company, Inc., 1221 Lamar Street, Suite 1020, Houston, Texas 77010, attention: Frank C. Turner, II.

TAX CONSEQUENCES OF THE EXCHANGE

         Upon the exchange of Partnership Units for Series C Preferred, Investors must recognize gain or loss equal to the difference between the fair market value of the Series C Preferred received by them and bases in the Partnership Units exchanged therefor.

         The Internal Revenue Service might argue that the transaction constitutes a transfer of assets of the Partnership to Middle Bay for Series C Preferred, with the Series C Preferred then distributed to Investors not participating in the Exchange in liquidation of their interests in the Partnership. Under such a characterization of the transaction, the Partnership would recognize gain or loss on the disposition of the assets which would be allocated to those Investors. Such characterization could affect the amount of gain or loss recognized by them. However, courts evaluating the transfer of all of the assets of a partnership, followed by a termination of the business of the partnership, have held, according to a rule known as the "sale of a going business doctrine," that such transactions will be characterized as a transfer of partnership interests in exchange for the assets received rather than a transfer by the partnership of assets and subsequent liquidation. According to that doctrine, the treatment afforded Unitholders not participating in the Exchange should not differ from the tax treatment realized by Investors who agree to exchange their Partnership Units for Series C Preferred. The sale of a going business doctrine has been implicitly rejected by the Internal Revenue Service, however, and the doctrine has not been affirmed by any recent court decision.

         Assuming the Unitholder has held his Interest as a capital asset for more than one year and assuming his Interest has not been held for sale in the ordinary course of the Unitholder's trade or business, any gain or loss realized upon the transfer of Partnership Units will be taxed as long-term capital gain or loss, except to the extent that the consideration received is attributable to his allocable share of inventory items and unrealized receivables (including depreciation recapture and excess intangible drilling and development costs) of the Partnership. The portion of any gain attributable to these items will be taxed to the Unitholder as ordinary income. In addition, in the event of a recharacterization of the transaction as a transfer of assets, additional ordinary income could be recognized by the Partnership which would be allocable to Unitholders.

REALIZATION OF SUSPENDED PASSIVE LOSSES

         Upon disposition of Partnership Units, Unitholders will have completely disposed of their Interests in the Partnership. Any Unitholder who has any suspended passive losses resulting from the ownership of Partnership Units will be allowed to recognize those suspended passive losses upon consummation of the Exchange, assuming the Partnership Units constitute the Unitholder's entire interest in an activity for purposes of the passive loss rules.

BASIS IN STOCK

         Upon consummation of the Exchange, the basis of the Series C Preferred received by Investors will generally be equal to the fair market value of such securities as of the date of consummation of the Exchange. In the case of a Unitholder not participating in the Exchange, this assumes that the "sale of a going business doctrine" (explained above) applies to the transaction; otherwise, such basis will be determined, in the case of such a Unitholder, by reference to his adjusted basis in his Partnership Units.

         THE PRECEDING DISCUSSION AND OPINION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                      SELECTED FINANCIAL DATA - MIDDLE BAY

MIDDLE BAY SELECTED HISTORICAL FINANCIAL DATA


         The following selected consolidated financial data for Middle Bay as of and for each of the years ended December 31, 1996 and 1997 are derived from Middle Bay's audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 1998 and 1997 are derived from Middle Bay's unaudited financial statements. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial condition and results of operations as of and for the periods presented. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1998. The selected consolidated financial data below should be read in conjunction with Middle Bay's consolidated financial statements and related notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.


                                                                                               (Unaudited)
                                                                                            Six Months Ended
                                                    Years Ended December 31,                    June 30,
                                                    ------------------------                    --------
                                                     1996              1997             1997              1998
                                                     ----              ----             ----              ----
Operating Data                                               (in thousands, except per-share amounts)
    Oil and gas sales                               $ 4,475          $ 10,213          $ 3,694         $  7,117
    Delay rental and lease bonus income                  --               975               --              197
    Other                                               412               245               59              251
                                                    -------          --------          -------         --------
    Total Revenue                                     4,887            11,433            3,753            7,565

Costs and Expenses

    Operating expenses, including production
      taxes                                           1,516             3,849            1,316            3,605
    Exploration costs                                    --               223              115              788
    Impairment expense                                  277            21,148               --               --
    Dryhole costs                                       429             1,119              236              307
    Depletion, depreciation and amortization          1,185             4,567            1,055            3,025
    Interest                                            505               671              260              813
    Stock compensation expense                           --               202               --               68
    General and administrative                          662             2,361              954            2,260
    Other                                                32               317               --               --
                                                    -------          --------          -------         --------
    Total Expenses                                    4,606            34,457            3,936           10,866

Income (loss) before income taxes                       281           (23,024)            (183)          (3,301)
Minority interest                                        --                --               --             (148)
Income tax expense (benefit)                             75            (7,445)              --           (1,072)
                                                    -------          --------           ------         --------
Net income (loss)                                       206           (15,579)            (183)          (2,081)
Dividends to preferred stockholders                      --               605              204               68
                                                    -------          --------           ------         --------
Net income (loss) available to stockholders         $   206          $(16,184)         $  (387)        $ (2,149)
                                                    =======          ========          =======         ========
Net income (loss) per common share
    Basic                                           $  0.15          $ (4.76)          $ (0.17)        $  (0.28)
    Diluted                                            0.14            (4.76)            (0.17)           (0.28)

Total assets                                         13,185           37,253            52,379           68,243

Long-term debt                                        5,158            9,715             7,842           26,628
Redeemable common stock                                 421               --                --               --
Dividends per share                                      --               --                --               --


                                                                                        (Unaudited)
                                                         At December 31,              At June 30, 1998
                                                     -----------------------          ----------------
                                                      1996             1997               Historical
Balance Sheet Data                                   -------          ------          ----------------
                                                          (in thousands, except per-share amounts)

    Working capital                                      786           1,313                   401
    Total assets                                      13,185          37,253                68,243
    Long-term obligations, net of current
       portion                                         5,158           9,715                26,628
    Stockholders' equity                               6,037          19,866                23,109

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF MIDDLE BAY'S
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with Middle Bay's Financial Statements and Notes thereto set forth herein.

RESULTS OF OPERATIONS -- 1997

         The factors that most significantly affect Middle Bay's results of operations are (i) the sales price of crude oil and natural gas, (ii) the level of production volumes, (iii) the level of lease operating expenses, and (iv) the level of interest rates. Sales of production and level of borrowing are significantly impacted by Middle Bay's ability to maintain or increase its production from existing oil and gas properties or through its exploration and development activities. Sales prices received by Middle Bay for oil and gas have fluctuated significantly from period to period. The fluctuations in oil prices during these periods reflect market uncertainty regarding the inability of OPEC to control the production of its member countries, production from Iraq, as well as concerns related to the global supply and demand for crude oil. Gas prices received by Middle Bay fluctuate generally with changes in the spot market price for gas. Relatively modest changes in either oil or gas prices significantly impact Middle Bay's results of operations and cash flow and could significantly impact Middle Bay's borrowing capacity.

         The table below details the changes in oil and gas revenues, excluding plant and other revenues, caused by price and volume changes for the years ending December 31, 1997, 1996 and 1995.

                                     1997             1996              1995
                                 -----------        ---------         ---------
Oil Revenues
  Change due to volume           $ 2,942,138        $ 32,436          $ 576,865
  Change due to price               (478,122)        437,285            102,558
  Total change                     2,464,016         469,271            679,423

Gas Revenues
  Change due to volume           $ 2,161,383        $149,921          $ 277,755
  Change due to price                201,483         708,386           (182,391)
  Total change                     2,362,866         858,307             95,364


FISCAL 1997

         Total revenues for the twelve months ended December 31, 1997, of $11,433,000, were $6,546,000 higher than the same period in 1996. The increase in total revenues was due primarily to higher oil and gas revenues of $4,827,000, consisting primarily of a $2,464,000 increase in oil revenues and a $2,363,000 increase in gas revenues. Also contributing to the revenue increase was $920,000 in revenue from gas processing at the gas plant located at the Spivey Field and $975,000 in lease bonus and delay rental income on the fee mineral acreage in Louisiana. The gas processing plant was acquired in the February 28, 1997 Bison

Merger. The increase in oil and gas revenues from 1996 to 1997 was primarily the result of increases in production which resulted from the Bison and Shore Mergers. Production from the Bison and Shore Mergers is included from March 1 and July 1, 1997, respectively. Production of oil and gas for the twelve months ended December 31, 1997, increased 133% and 96%, respectively, over the comparable period. During the twelve-month period ended December 31, 1997, Middle Bay sold 254,000 barrels of oil and 1,929,000 Mcf of gas, as compared to 109,000 barrels of oil and 983,000 Mcf of gas for the comparable period. Oil production for 1997 was 145,000 barrels higher due primarily to a 58,000 barrel increase from the Bison Merger and a 76,000 barrel increase from the Shore Merger. Gas production in 1997 was 946,000 Mcf higher due primarily to a 521,000 Mcf increase from the Bison Merger, a 335,000 Mcf increase from the Shore Merger and a 188,000 Mcf increase from the Riceville Acquisition. The average price received on the gas sold in 1997 of $2.39 per Mcf was slightly higher than the average $2.28 per Mcf received in the comparable period. Oil prices in 1997 of $18.38 per barrel were 9% lower than the average of $20.26 per barrel received in the comparable period.

         Middle Bay received approximately $975,000 in lease bonus and delay rental income on the fee mineral acreage acquired in the Shore Merger over the six-month period ending December 31, 1997.

         The increase in total revenues of $6,546,000 was less than the increase in total expenses, before income taxes, of $29,851,000. The principal reasons for the increase in the overall level of expenses are (1) increased oil and gas property impairment charge of $20,870,000; (2) increased lease operating and depletion expenses of $5,715,000 from properties acquired in the Bison and Shore Mergers which are included with Middle Bay's expenses from March 1 and July 1, respectively; and (3) increased G&A expenses of $1,699,000 due to increased number of employees from the Bison and Shore Mergers and higher overall administrative expenses due to the increased level of activity.

         In the fourth quarter of 1997, Middle Bay charged to impairment expense $21,148,000 versus $278,000 in the comparable period. The impairment expense was computed applying the guidelines of FAS #121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Expected undiscounted future cash flow is defined as "the future cash inflows expected to be generated by an asset less the future cash outflows expected to be necessary to obtain those inflows (undiscounted and without interest charges)." The independent oil and gas engineers identified under "Experts" determine the expected future undiscounted cash flows. To determine the expected future undiscounted cash flows of each property, the engineers estimated each property's oil and gas reserves, relied on certain information supplied by Middle Bay regarding the oil and gas reserves, applied certain assumptions regarding price and cost escalations, and applied certain discount factors for risk, location, type of ownership interest, category of reserves, operational characteristics and other factors. Estimates of expected future undiscounted cash flows are to represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future undiscounted cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future undiscounted cash flows, impairment exists and is measured by the excess of the carrying value over the estimated fair value of the asset. Fair value is defined in the statement as the "amount at which the asset could be bought or sold in a current transaction between willing parties."

         The impairment expense in the current period of $21,148,000 was primarily attributable to impairments on three fields--the Esther Field, Spivey Field and Wellman Field--amounting to $8,394,000, $6,127,000 and $2,257,000, respectively. The Esther and Wellman Fields were acquired in the Shore Merger, and the Spivey Field was acquired in the Bison Merger. The impairment on the Esther Field in Vermilion Parish, Louisiana was due primarily to a change in the category of reserves from Proved Undeveloped to Probable Undeveloped and changes in the economics of the development of the reserves. The category of the reserves was changed due to an abandoned sidetrack attempt in February, 1998 by the operator on the Proved Undeveloped Reserves. The impairment on the Spivey Field was due primarily to a decrease in the level of oil prices and changes in the economics of the Proved Undeveloped Reserves due to information obtained from the wells drilled in 1997. The impairment on the Wellman Field in Terry County, Texas was due primarily to decreases in oil prices. Since July 1, 1997, the posted price of WTI crude oil has fallen from approximately $18.00 per barrel to $15.00 per barrel at December 31, 1997 or 17%. The total oil equivalent reserves of the Wellman Field are 95% oil. The remaining impairment expense of approximately $4,370,000 is attributable to several fields. The principal reasons for the impairment on these fields are the decrease in oil prices and the decrease or cessation of oil and gas production.

         Lease operating expenses of $3,849,000 increased by $2,333,000. The increase was due primarily to the Bison and Shore Mergers which increased lease operating expenses $1,067,000 and $915,000, respectively. Depletion expense of $4,567,000 increased by $3,382,000. Depletion increased primarily due to the Bison and Shore Mergers which increased depletion by $1,279,000 and $1,270,000, respectively. Interest expense of $671,000 increased by $166,000 due to a higher loan balance. Dry-hole expense of $1,119,000 increased by $690,000 due primarily to abandonment costs on three unsuccessful Exploratory Wells drilled in Louisiana--the Shore Oil Company #1, the Sabine #1 and the Middle Bay Oil Company #1-- with dry-hole costs of $311,000, $177,000 and $168,000, respectively. General and administrative expense of $2,361,000 increased by $1,699,000, due primarily to higher salary expense of $724,000, higher professional fees of $347,000, higher office expenses of $128,000, and higher IRA/SEP/Other Bonus expenses of $123,000. The remaining increase in general and administrative expenses was over several expense categories and was due primarily to an increase in the overall level of activity at Middle Bay as a result of the Bison and Shore Mergers. The increase in salary expense is due to increases in salaries of existing employees and salaries associated with employees added in the Bison and Shore Mergers. At the time of the Bison Merger, seven employees occupied the Wichita, Kansas office. Effective August 1, 1997, only four employees will be occupying the Wichita, Kansas office--the President of Bison, an engineer, geologist and secretary. The President of Shore, an engineer and a secretary were added in the Shore Merger. In addition, Middle Bay hired a land manager in July to manage Middle Bay's land and mineral records and an accounting supervisor in October to assist with the increased accounting workload. Stock compensation expense of $202,000 increased by $202,000 due to the vesting of 50% of the restricted stock granted to certain Company employees in February, 1997. The remaining 50% will fully vest on June 30, 1998. Other expenses of $317,000 increased $285,000 over the comparable period. The primary reason for the increase was expenses associated with the Bison and Shore Mergers.

         Middle Bay reported an operating loss of $23,024,000 for the year ended December 31, 1997, as compared to an operating profit of $280,000 in the comparable period.

         Middle Bay reported a deferred tax benefit of $7,451,249 for the year ended 1997 versus a deferred tax expense of $70,000 in the comparable period. The primary reason for the deferred tax benefit in 1997 was the oil and gas reserve impairment on the properties acquired in the Bison and Shore Mergers in 1997 and the NPC Merger in 1996. These three mergers were tax-free mergers, and the tax basis of the oil and gas properties acquired were carried over on Middle Bay's books at the merger dates. For accounting purposes, the three mergers were purchases and the oil and gas properties were recorded on Middle Bay's books at fair market value on the merger dates. The fair market value was much higher than the carryover tax basis and a deferred tax liability at the prevailing tax rate was recorded for the difference. The total deferred tax liability that was recorded on Middle Bay's books for the Bison, Shore and NPC Mergers was approximately $12 million. When the impairment reduced the carrying amount of the oil and gas properties for accounting purposes but not for tax purposes, the difference between the accounting and tax basis of the properties was reduced and the deferred tax liability was reduced accordingly, resulting in a deferred tax benefit.

         Middle Bay reported a net loss of $15,579,340 versus net income of $205,500 for the comparable period. Middle Bay paid preferred dividends of $605,000 in the current period and reported a net loss to common stockholders of $16,184,052 versus net income available to common stockholders of $205,000 for the comparable period. No preferred dividends were paid in 1996.

FISCAL 1996

         Total revenues for the twelve months ended December 31, 1996, of $4,886,000, were $1,348,000 higher than the comparable period. The increase in total revenues was due primarily to higher oil and gas revenues of $1,236,000, consisting primarily of a $469,000 increase in oil revenues and a $858,000 increase in gas revenues. Total revenues also increased due to higher other income of $199,000, due primarily to a gas contract settlement of $263,000. The increase in oil and gas revenues from 1996 to 1995 was primarily the result of higher oil and gas prices. Production of oil and gas for the twelve months ended December 31, 1996, increased 1% and 7%, respectively, over the comparable period. During the twelve-month period ended December 31, 1996, Middle Bay sold 109,000 barrels of oil and 983,000 Mcf of gas, as compared to 107,000 barrels of oil and 917,000 Mcf of gas for the comparable period. Oil production for 1996 was 1,600 barrels higher due to a 4,300 barrel increase from the successful wells in the Brigham Agreement, a 500 barrel increase in existing properties, and a decrease of 3,200 barrels from properties sold in 1996. Gas production in 1996 was 66,000 Mcf higher due to a 25,000 Mcf increase from the successful wells in the Brigham Agreement and a 78,000 Mcf increase in existing properties offset by a decrease of 37,000 Mcf from properties sold in 1996. The price received on the gas sold in 1996 of $2.28 per Mcf was higher than the $1.52 per Mcf received in the comparable period. Oil prices in 1996 of $20.26 per barrel were 25% higher than the $16.17 per barrel received in the comparable period.

         The increase in total revenues of $1,348,000 was more than the increase in total expenses of $646,000. Increases in dry-hole costs and depreciation and depletion expense accounted for approximately 91% of the total expense increase.

         Lease operating expenses of $1,516,000 increased by $79,000 as a result of higher expenses on existing properties of $138,000 and expenses on successful wells in the Brigham Agreement of $4,300 offset by reductions due to properties sold in 1996 of $63,000. Interest expense of $505,000 decreased by $15,000 due to lower interest rates and payments on principal in 1996. Dry-hole expense increased by $346,000 due primarily to abandonment costs of $421,000 associated with the unsuccessful wells drilled in the Brigham Agreement. Depletion expense of $1,397,000 increased by $256,000. Regular depletion of $1,119,000 increased by $134,000 due primarily to higher depletion on existing properties. Write-offs of proven properties in accordance with SFAS #121 of $277,000 increased by $121,000. Of the total writedown, 75% is from three single well fields in Louisiana. One of the fields was the Lake Decade Field which was a major property in 1995. It contributed $91,000 to cash flow in 1996 before it ceased producing in December 1996, resulting in an impairment expense of $59,000. The other two fields, which produced very little in 1996, were minor properties contributing less than $20,000 to cash flow in 1995, and producing impairment losses of $95,000 and $55,000. The remaining impairment expense resulted from several properties, none of which were significant properties in terms of discounted present value and were primarily mature, small properties that did not contribute significantly to Middle Bay's cash flow in 1996 and 1995. Depreciation expense of $60,000 decreased $15,000 due to lower depreciation on lease and well equipment and corporate office furniture and fixtures which are depreciated on an accelerated method which declines over the useful life of the asset. General and administrative expenses decreased by $3,900, due primarily to Middle Bay's lower 1996 SEP/IRA and 1% NPI contributions of $12,000 compared to the $60,000 in contributions in 1995, lower accounting expenses of $14,000 and lower miscellaneous expenses of $18,000 which were partially offset by higher travel and entertainment expenses of $47,000 and higher legal expenses of $12,000.

         Middle Bay reported an operating profit of $280,000 for the year ended December 31, 1996 as compared to an operating loss of $421,000 in 1995. If the 1996 nonrecurring credits of $303,000 consisting of the gas contract settlement of $263,000 and lease operating expense credit of $40,000, were offset against the 1995 nonrecurring expenses of $62,000, the change in operating profit would have decreased to $336,000.

         Middle Bay reported net income of $205,000 for the year ended December 31, 1996, versus a net loss of $331,000 for the comparable period.

SIX MONTHS ENDED JUNE 30, 1997 AND 1998

         For the current period, revenues and expenses attributable to the Enex Acquisition are included for the period April through June; those attributable to the Service Drilling Acquisition are included for the months of May and June. For the prior period, the revenues and expenses attributable to the Bison Merger are included for the period March through June.

         Total revenues for the current period of $7,565,000 were $3,812,000 higher than the comparable period. The increase in total revenues was due principally to higher oil and gas revenues of $3,423,000. During the current period, the Company collected $197,000 in lease bonus and rental income on the mineral acreage acquired in the Shore Merger. Other revenues in the current period increased $187,000.

         The increase in oil and gas revenues consisted primarily of a $1,342,000 increase in oil revenues and a $2,001,000 increase in gas revenues. The increase in oil and gas revenues was the result of higher oil and gas production. Production of oil increased 174%, and production of gas increased 149% over the comparable period. The oil production increase of 168,000 barrels and the gas production increase of 1,006,000 Mcf were due primarily to the Bison and Shore Mergers, the Riceville acquisition which closed in 1997 and the Enex and Service acquisitions which closed in 1998. During the current period, the Company sold 264,000 barrels of oil and 1,681,000 Mcf of gas, as compared to 97,000 barrels and 676,000 Mcf for the comparable period. The average price received on the gas sold in the current period of $2.13 per Mcf was 9% lower than the $2.35 per Mcf received in the comparable period. The average price received on the oil sold in 1998 of $12.26 per barrel was 38% lower than the $19.64 per barrel received in the comparable period. A reclassification of 12,000 barrels and $176,000 in oil revenues was made in the prior period. The revenues were previously recorded in gas plant revenues with no volumes associated with the revenues.

         Total expenses increased $6,930,000 over the comparable period. Due to the growth of the Company over the last twelve months, all categories of expenses increased.

         Lease operating expenses increased $2,288,000. The increase was due principally to the additional expenses on the properties acquired in the Bison and Shore Mergers which closed in 1997 and the Enex and Service acquisitions which closed in 1998.

         Geological and geophysical expenses ("G&G expenses") increased by $673,000. In the current period, the Company spent approximately $740,000 in G&G expenses on the Hawkins Ranch Prospect versus approximately $111,000 on the Reflection Ridge Prospect in the comparable period.

         Depletion and depreciation expense increased $1,970,000. Depletion was higher due to depletion on properties acquired in the Bison and Shore Mergers and the Riceville acquisition, which closed in 1997, and the Enex and Service acquisitions, which closed in 1998.

         During the current period, dryhole expenses increased by $72,000. In the current period, the dryhole expense of $307,000 consisted principally of $199,000 for the dryhole on the South Highbaugh Prospect and additional dryhole expenses of $102,000 on two dryholes on the Reflection Ridge Prospect. The net dryhole expense on the Middle Bay Oil #1 for the current period was a credit of $36,000 because of the actual dryhole cost being less than the estimated dryhole cost. The Reflection Ridge wells and the Middle Bay Oil Co. #1 were drilled and abandoned in the fourth quarter of 1997. Dryhole expenses in the comparable period consisted principally of costs through the Brigham Agreement.

         Interest expense increased $553,000, due primarily to a higher loan balance.

         Stock compensation expense increased $67,000 due to the vesting of the restricted stock granted to certain Company employees in February, 1997.


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


         General and administrative expenses ("G&A") increased $1,306,000. The increase in G&A consists primarily of a $393,000 increase in salaries, $132,000 in performance bonuses for the previous year, an increase of $305,000 in engineering, accounting and legal expenses and an increase in rent expense of $89,000 and office expense of $99,000. The increase in salary expense was due to increases in salaries of existing employees, salaries of new employees and salaries associated with employees added in the Bison and Shore Mergers. For the current period, the Company had twenty full-time executive and clerical employees. Eight employees were added through the Bison and Shore Mergers, and the Company hired six employees and one resigned. The increase in rent is due to the Company previously owning its office in Mobile, Alabama versus renting office space since the Company's move to Houston in November, 1997. The increases in other G&A expenses are due to the increase in the general activity of the Company's business.

         The Company reported an operating loss before minority interest of $3,301,000 for current period versus an operating loss of $183,000 for the comparable period. Due to the Enex acquisition, the Company records a minority interest on its income statement to remove the net income or loss attributable to the minority interest holders of Enex. In the current period, the minority interest reduced the operating loss by $149,000.

         The Company reported a deferred income tax benefit of $1,072,000 in the current period. No deferred taxes were recorded in the comparable period.

         The Company reported a net loss of $2,081,000 for the current period versus a net loss of $183,000 for the comparable period. After considering the preferred stock dividend requirement of $68,000 in the current period versus $204,000 in the comparable period, the Company reported a net loss available to common stockholders in the current and comparable periods of $2,149,000 and $387,000, respectively.

EFFECTS OF OIL AND GAS PRICE FLUCTUATIONS

         Fluctuations in the price of crude oil and natural gas significantly affect Middle Bay's operations and the value of its assets. As a result of the instability and volatility of crude oil and natural gas prices, financial institutions have become more selective in the energy lending area and have reduced the percentage of existing reserves that may qualify for the borrowing base to support energy loans.

         Middle Bay's principal source of cash flow is the production and sale of its crude oil and natural gas reserves which are depleting assets. Cash flow from oil and gas production sales depends upon the quantity of production and the price obtained for that production. An increase in prices permits Middle Bay to finance its operations to a greater extent with internally-generated funds, allow Middle Bay to obtain equity financing more easily and lessens the difficulty of attracting financing alternatives available to Middle Bay from industry partners and nonindustry investors. However, price increases heighten the competition for Leases and Prospects, increase the costs of exploration and development activities and increase the risks associated with the purchase of Producing Properties.

         A decline in oil and gas prices (i) reduces the cash flow internally generated by Middle Bay, which in turn reduces the funds available for servicing debt and exploring for and replacing oil and gas reserves, (ii) increases the difficulty of obtaining equity financing, (iii) reduces the number of Leases and Prospects available to Middle Bay on reasonable economic terms and (iv) increases the difficulty of attracting financing alternatives available to Middle Bay from industry partners and nonindustry investors. However, price declines reduce the competition for Leases and Prospects and correspondingly reduce the prices paid for Leases and Prospects. Furthermore, exploration and production costs generally decline, although the decline may not be at the same rate of decline of oil and gas prices.

         Since September, 1997, the price of oil has declined dramatically. The posted price of WTI crude oil has declined from a high of approximately $20.00 per barrel in October, 1997 to lows in June, 1998 of approximately $9.00 per barrel. As of September 30, 1998, the posted price of WTI was approximately $13.50. The average posted price of WTI crude oil for the year 1997 was approximately $18 per barrel. As of September 30, 1998, approximately 42% of Middle Bay's proved developed producing oil and gas reserves, on a BOE basis, are oil. If oil prices remain at or near the September, 1998 levels, Middle Bay's revenue and cash flow will decrease relative to the year ended 1997. Gas prices peaked in November, 1997 at approximately $3.80 Mcf, but have declined to levels approximating $2.25 Mcf as of September 30, 1998.

SEASONALITY

         The results of operations of Middle Bay are somewhat seasonal due to seasonal fluctuations in the price for natural gas. Generally, natural gas prices are higher in the first and fourth quarter of the year due to colder winter weather and resulting higher demand for natural gas during these months. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results on an annual basis.

INFLATION AND CHANGING PRICES

         Inflation principally affects the costs required to drill, complete and operate oil and gas wells. In recent years, inflation has had a minimal effect on the operations of Middle Bay. Costs have generally declined over the near future due to the decrease in drilling activity in the United States. Unless increasing oil and gas prices spur large increases in industry activities, management believes costs will remain relatively stable over the next year.

CAPITAL RESOURCES AND LIQUIDITY -- FISCAL 1997 AND FISCAL 1996

         Cash flow from operations before working capital changes of $2,925,000 increased $1,225,000 over the comparable period. This increase was due to a $3,184,000 increase in oil and gas cash flow, an increase of $554,000 in other income offset by increases in general and administrative costs of $1,654,000, dry-hole costs of $691,000, interest expense of $166,000 and $1,000 in current income taxes. Increased oil and gas operations cash flow before working capital changes was principally the result of increases in oil and gas production. The other income increase was due primarily to lease bonus and delay rental income on the minerals acquired in the Shore Merger.

         Cash flow from operating activities for the year ending December 31, 1997, of $2,582,000 increased $1,193,000 over the comparable period. Changes in working capital reduced cash flow by $32,000 over the comparable period. Differences in the amount and timing of accrual and payment of payables and the accrual and receipt of revenues account for the changes in working capital.


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


         Additions to oil and gas properties were higher than the comparable period due to the Bison and Shore Mergers and increased acquisitions and drilling in the current period. The increase in the amount of cash used for debt payments was due primarily to the $2,105,000 refinancing of the term note assumed in the Shore Merger and the $385,000 of payments and refinancing on the note assumed in the NPC Merger. No principal payments have been required over the period April 1, 1996 to December 31, 1997 on Middle Bay's $6 million, $15 million and $50 million convertible loans. The increase in the proceeds from debt issued was due to the refinancing of the notes assumed in the Shore and NPC Mergers, $3,000,000 issued in the Riceville Acquisition and the financing of the leasehold and seismic costs in the amount of $385,000 associated with the Reflection Ridge Prospect. The increase in proceeds from issuance of preferred stock was due to the preferred stock issued to finance portions of the Bison and Shore Mergers.

         Middle Bay's operating activities provided net cash of $2,582,000 for the year ending December 31, 1997. During this period, net cash from operations and cash on hand was used principally for exploratory and developmental drilling of $2,004,000, workovers of $431,000, exploration prospects of $415,000 and proved property acquisitions of $921,000. Debt proceeds were used to finance $3,000,000 of proved property acquisition and $285,000 of prospects. Common stock was issued for $260,000 of proved property acquisitions, excluding mergers. Of the $2,004,000 spent on exploratory and developmental drilling, approximately $420,000 was spent in the Brigham Agreement, $880,000 in the Spivey Field in Kansas, $100,000 in the Wellman Unit in Texas, and the remainder was spent on several wells in Louisiana, Mississippi and Oklahoma. Of the $431,000 spent on workovers, approximately $80,000 was spent at Wild Fork Creek Field in Alabama, $44,000 at the Wright Field in Louisiana, $30,000 at Magnolia in Arkansas and $25,000 at Lake Trammel Field in Texas. The remaining amount was spent on several different properties. The $700,000 total amount spent on prospects consisted primarily of $286,000 on Reflection Ridge in Kansas, $232,000 on Hawkins Ranch in Texas, $67,000 on the Sherburne Prospect in Louisiana, $31,000 on the Quarry Prospect in New Mexico and $55,000 on S. Highbaugh in Texas. Middle Bay spent $7,140,000 on the Bison Merger. This includes the $1,446,000 in non-oil and gas assets, which were subsequently sold for the amount paid. Middle Bay spent $514,000 on the Shore Merger. Amounts spent on debt retirement consisted principally of the payment in full of the note assumed in the Shore Merger of $2,105,000, monthly principal payments on the $385,000 term note assumed in the NPC Merger and the refinancing of the NPC term note of $274,000. The principal payments on the $6 million convertible loan were suspended when Middle Bay converted the $5.6 million term note to a $6 million convertible loan on April 3, 1996.

         Middle Bay incurred $1,119,000 in dry hole costs consisting principally of three wells drilled in Louisiana and one well drilled in Oklahoma. The Louisiana wells were the Shore Oil Company #1, the Sabine #1 and the Middle Bay Oil Company #1 with dry-hole costs of $311,000, $177,000 and $168,000, respectively. The Oklahoma well was the Hannah #1 with a dry hole cost of $301,000.

         Middle Bay incurred $223,000 in geological and geophysical costs ("G&G Costs") which consisted primarily of $130,000 in geological and geophysical costs on the Reflection Ridge Prospect and $62,000 on the Hawkins Ranch Prospect. The above discussion of capital costs does not include amounts expensed as dry hole and geological and geophysical costs.

         Middle Bay had current assets of $4,223,000 and current liabilities of $2,891,000, which resulted in working capital of $1,332,000 at December 31, 1997. This was an increase of $546,000 from working capital of $786,000 at December 31, 1996. Working capital increased primarily due to increased cash flow from operations, cash proceeds from stock option exercises, and no monthly principal payments on the Convertible Loan, offset partially by increased amounts spent on exploratory and developmental drilling and working capital changes. The current maturity of long-term debt was higher in 1997 because of the larger principal balance requiring payment in the following year. In 1997, the $50 million Convertible Loan requires principal payments beginning April 1, 1998 versus the $6 million Convertible Loan requiring principal payments beginning October 1, 1997 in the comparable period. Middle Bay's current ratio of 2.78, calculated under the terms of the Convertible Loan which excludes stockholder receivables and debt due under the $50 million Convertible Loan, is in excess of the 0.90 to 1.00 required.

CAPITAL RESOURCES AND LIQUIDITY -- SIX MONTHS ENDED JUNE 30, 1997 AND 1998

         Cash flow from operating activities for the current period of $1,133,000 decreased $159,000 over the comparable period. The decrease in cash flow was due primarily to higher G&G expenses and higher G&A expenses offset by increases in cash flow from oil and gas and working capital changes. Cash flow from oil and gas properties increased $1,133,000 over the comparable period. Oil and gas prices decreased 38% and 9%, respectively, while oil and gas production increased 174% and 149%, respectively. The change in working capital increased cash flow by $859,000 over the comparable period. The change in working capital was caused principally by timing differences in the payment of expenses and receipt of revenues. The cash flow to debt coverage ratio of 1.71 is greater than the 1.25 required under the $100 million Revolver agreement. The Company made $381,000 of required principal payments under the $100 million Revolver in the current period. The Company also made a principal payment of $1,500,000 on the $100 million Revolver ten days after the close of the Enex tender offer.

         Additions to oil and gas properties were higher than the comparable period due primarily to the increased drilling activity. The amount spent on acquisitions is higher due to the Enex acquisition that closed March 27, 1998 and the Service acquisition that closed April 16, 1998. The Company acquired approximately 79% of Enex common stock for cash in a tender offer that closed March 27, 1998. The Company also acquired substantially all of the oil and gas assets of Service Drilling for cash and common stock. The increase in the amount of cash used for debt payments was due to replacing the $50 million Convertible Loan with a principal balance of $10,956,000 with the $100 million Revolver and principal payments of $1,881,000 on the $100 million Revolver. No monthly principal payments have been required over the period April 1, 1997 to March 31, 1998 on the Company's $6 million, $15 million and $50 million Convertible Loans. The increase in the proceeds from debt issued was due to proceeds from the $100 million Revolver which were used to replace the $50 million Convertible Loan, to finance the Enex acquisition and to partially finance the Service acquisition. No preferred stock was issued in the current period versus the $9 million issued under the Preferred Stock Agreement with Kaiser-Francis in the comparable period. Kaiser-Francis converted all of the Series A Preferred Stock on January 31, 1998.

         The Company's operating activities provided net cash of $1,133,000 for the current period. During this period, net cash from operations and cash on hand was used principally for acquisitions and exploratory and developmental drilling. Approximately $149,000 was spent to acquire a well in the Spivey Field. Approximately $780,000 was spent on exploratory drilling. The principal exploratory wells in the current period were the S. Highbaugh Prospect well ($199,000) and the Sherburne Prospect well ($350,000). Approximately $1,269,000 was spent on developmental drilling. The principal developmental wells drilled in the current period were the Kuehling #1 sidetrack ($529,000) in the Esther Field, several wells in the Lake Trammel Field ($172,000) and a workover on a well in the Abbeville Field ($122,000). Additional developmental drilling was done in the Convis, Custer City, Spivey and Wellman Fields. The Company spent approximately $15,960,000 on the Enex acquisition which was financed entirely with debt proceeds from the $100 million Revolver. The Company spent approximately $6,500,000, excluding post-closing adjustments, on the cash portion of the Service acquisition, $1,000,000 from cash on hand and the remainder with proceeds from the $100 million Revolver. Amounts spent on debt retirement consisted principally of the replacement of the $50 million convertible loan.

         The Company had current assets of $7,642,000 and current liabilities of $7,241,000, which resulted in working capital of $401,000 as of June 30, 1998. This was a decrease of $912,000 from the working capital of $1,313,000 as of December 31, 1997. Working capital decreased primarily due to the higher current maturity of long-term debt and higher accounts payable. Current assets in the current period include $1,741,000 of oil and gas properties that were sold at auction on August 12, 1998. The current maturity of long-term debt increased because the amount of debt outstanding increased in connection with the Enex and Service acquisitions. Accounts payable increased because of the increased number of properties and increased drilling activity. The Company's current ratio of 2.33, calculated under the terms of the $100 million Revolver agreement, which excludes stockholder receivables and debt due under the $100 million Revolver, was in excess of the 0.90 to 1.00 required.

         Abandonment Accruals

         In the current period, the Company estimated abandonment accruals amounting to approximately $485,000. An abandonment accrual of $450,000 was made for certain properties located in Florida. These properties were acquired in the Enex acquisition and are expected to be plugged and abandoned in the third or fourth quarter of 1998.

         Minor Property Sale

         On August 12, 1998, the Company received gross proceeds of approximately $2,528,000 for various nonstrategic properties that were auctioned by Oil and Gas Asset Clearinghouse. The Company also sold certain other properties in private sales in July and August for gross proceeds of $1,195,000. Under the terms of the $100 million Revolver, when mortgaged properties are sold the borrowing base shall be reduced and, if necessary, proceeds from the sales of properties shall be applied to the debt outstanding in an amount equal to the loan value attributable to such properties sold.

         $100 Million Line of Credit

         In conjunction with the Enex acquisition on March 27, 1998, the Company entered into a new debt agreement with the banks. The new debt agreement is a $100 million reducing, revolving line of credit (the "$100 million Revolver") with current borrowings under a term note maturing April 1, 2001. The entire principal balance of the Company's $50 million Convertible Loan at the Bank of Oklahoma was replaced with the $100 million Revolver. The Bank of Oklahoma is a participating lender with Compass Bank.

         The $100 million Revolver provided for an initial borrowing base of $29 million. The initial borrowing base was reduced to $27.5 million within ten days after the effective date and further reduced by $275,000 per month beginning May 1, 1998 and ending October 1, 1998. In conjunction with the Service acquisition, the borrowing base was increased to $32,600,000 and the monthly borrowing base reductions were increased to $330,000. The borrowing base and the scheduled reduction amount shall be redetermined semi-annually by unanimous consent of the lenders beginning October 1, 1998. The principal is due at maturity, April 1, 2001. Monthly principal payments are made as required in order that the outstanding principal balance does not exceed the borrowing base. Interest is payable monthly and is calculated at the prime rate. The Company may elect to calculate interest under the Libor rate, as defined in the agreement. The Libor rate increases by (a) 2.00% if the outstanding loan balance and letters of credit are equal to or greater than 75% of the borrowing base, (b) 1.75% if the outstanding loan balance and letters of credit are less than 75% or greater than 50% of the borrowing base, or (c) 1.50% if the outstanding loan balance and letters of credit are equal to or less than 50% of the borrowing base. Libor interest is payable at maturity of the Libor loan, which cannot be less than thirty days.

         At September 30, 1998, the Company had $27,455,000 outstanding under the $100 million Revolver and approximately $1,350,000 of outstanding letters of credit. As of September 30, 1998, the Company is paying Libor plus 2.00% on a sixty-day Libor loan for $25,470,000 and prime on $1,985,000.

         The Company paid a facility fee equal to 3/8% of the initial borrowing base and is required to pay 3/8% on any future increase in the borrowing base within five days of written notice. The Company is required to pay a quarterly commitment fee on the unused portion of the borrowing base of one-half percent if the outstanding loan balance plus letters of credit are greater than 50% of the borrowing base or three-eighths percent if the outstanding loan balance plus letters of credit are less than or equal to 50% of the borrowing base. The Company is required to pay a letter of credit fee on the date of issuance or renewal of each letter of credit equal to the greater of $500 or one and one-half percent of the face amount of the letter of credit.

         The Company has granted to the banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and gas properties. The $100 million Revolver requires, among other things, a cash flow coverage ratio of
1.25 to 1.00 and a current ratio of 0.9 to 1.00 determined on a quarterly basis. The $100 million Revolver prohibits the payment of any cash dividend or distribution or the purchase of any class of its capital stock.

         Series B Preferred Stock

         In connection with the Shore Merger, effective June 30, 1997, the Company issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share and was junior to the Series A Preferred. For a period of sixty-six months subsequent to June 30, 1997, any holder of the Series B may convert all or any portion of Series B shares into Middle Bay common stock ("Common") at a ratio of one share of Common for each Series B share, or at any time on or after January 1, 1998, the holders may convert a portion of their Series B shares based on a conversion method whereby a number of convertible Series B shares are exchanged using the Alternative Conversion Factor, which is calculated as the increase in value of approximately 40,000 net mineral acres in South Louisiana owned by the Company at the end of the year divided by $8 million.

         The Alternative Conversion Factor is then multiplied by 1,066,000 to arrive at the potential converted number of common shares received. Upon expiration of the conversion period, unless the Company has given notice to redeem the Series B, all of the shares of Series B shall be automatically converted. In no event shall the aggregate total number of shares of Common into which the Series B are converted be less than 266,667 shares or exceed 1,333,333 shares, unless further increased for any anti-dilution provisions.

         As of June 30, 1998, no additional shares of Series B have been issued.

         Stock Purchase Agreement

         On September 4, 1996, the Company signed a stock purchase agreement with Kaiser Francis Oil Company ("the Agreement"). The Agreement provides for the purchase of 1,666,667 shares of Series A Preferred Stock ("Series A") at $6.00 per share over a five-year period beginning September 4, 1996 with minimum incremental investments of $500,000 each. Each issuance of Series A is subject to approval by Kaiser-Francis of the use of proceeds. The Series A is nonvoting and accrues dividends at 8% per annum, payable quarterly in cash. The Series A is convertible at any time after issuance into shares of common stock at the rate of two shares of common stock for each share of preferred before January 1, 1998. At December 31, 1997, all of the Series A had been issued and on January 31, 1998, all of the Series A was converted.

         The Enex Acquisition

         On March 27, 1998, the Company acquired 1,064,032 shares of the common stock of Enex, for $15 cash per share pursuant to the Company's tender offer that began February 19, 1998. The Enex shares acquired by the Company represent 79.2% of the total outstanding Enex common stock. The Company applied the purchase method of accounting to the Enex acquisition. The purchase price of $15,960,480 was financed with proceeds from the Company's $100 million Revolver. The Company also incurred approximately $60,934 in legal, accounting and printing expenses and issued 33,825 shares of Company common stock for finders fees to unrelated third parties.

         As part of the Enex acquisition, the Company entered into an agreement, effective April 15, 1998, with the former president of Enex that provides for monthly payments of $20,000 until expiration of the agreement on May 18, 2002. The present value of the agreement, applying a 10% discount rate, is approximately $788,000 and is included in other liabilities (current and long term). The monthly payments serve as consideration for consulting, a covenant not to compete and a preferential right to purchase certain oil and gas acquisitions which the former president controls or proposes to acquire during the term of the agreement. The Company will reimburse the former president each month for reasonable and necessary business expenses incurred in connection with the performance of consulting services. The agreement survives the former president and his spouse and is nonassignable.

         Enex, a Delaware corporation, is an independent oil and gas production and development company headquartered in Kingwood, Texas with operations primarily in Texas. Enex engages primarily in managing and acquiring producing oil and gas properties and does not engage in significant drilling activities. Enex operates over 100 wells in South Texas. Enex shares are traded on the NASDAQ Stock Market National Market System under the symbol ENEX. Concurrent with the closing of the Enex acquisition, the Enex Board of Directors resigned and were replaced by the persons who constitute Middle Bay's Board of Directors. Enex is presently being operated as a majority-owned subsidiary of the Company.

         In addition to managing and acquiring direct interests in producing oil and gas properties, Enex serves as general partner of Enex Consolidated Partners, L.P. (the "Enex Partnership"). The Enex Partnership is a New Jersey limited partnership that was formed on June 30, 1997 from the combination of thirty-four Enex oil and gas limited partnerships. The Enex Partnership, also headquartered in Kingwood, Texas, is engaged in the oil and gas business through the ownership of various interests in oil and gas properties. Approximately 73% of Enex's estimated future net revenues from proved reserves at December 31, 1997 is attributable to its interests in the Enex Partnership and approximately 27% is attributable to the properties owned directly by the Company, after deducting the minority interest share of the Enex Partnership. As general partner, Enex has a 4.1% interest in the net revenues and gains generated by properties owned by the Enex Partnership. In addition to the general partner interest, Enex owns a 56.2% limited partner interest in the Enex Partnership.

         The Enex Partnership makes periodic cash distributions to the limited partners. The distributions for the six months ended June 30, 1998 and the years ended 1997 and 1996 were approximately $4.5 million and $2.4 million, respectively. Considering its general and limited partner interest, Enex's total interest in the Enex Partnership is approximately 57.99%. Based on the Company's 79.2% ownership of Enex, the Company has an effective ownership of the Enex Partnership of 45.9%

         Because the Company's ownership of Enex is greater than 50%, the Company's consolidated financial statements at June 30, 1998 include 100% of the accounts of Enex and the Enex Partnership. Enex consolidates 100% of the Enex Partnership on its books for financial reporting purposes because its ownership in the Enex Partnership is greater than 50%. The minority interest on the Company's books reflects the equity interest of the minority partners in Enex (20.8%) and the minority partners in the Enex Partnership (43.8%).

         The operations of Enex and the Enex Partnership for the three months ended June 30, 1998 were included in the financial statements of the Company.

         Future Capital Requirements

         The Company has made and will continue to make substantial capital expenditures for acquisition, development and exploration of oil and natural gas reserves. In fact, because the Company's principal natural gas and oil reserves are depleted by production, its success is dependent upon the results of its acquisition, development and exploration activities.

         The Company expects to incur a minimum of approximately $2,000,000 in capital expenditures over the next twelve months. The Company expects that available cash, cash flows from operations and cash proceeds from asset sales of certain noncore properties will be sufficient to fund the planned capital expenditures through 1998 in addition to funding interest and principal requirements on the $100 million Revolver. However, the Company may require additional borrowings under the $100 million Revolver or additional equity funding to raise additional capital to fund any acquisitions.

         Because future cash flows and the availability of financing are subject to a number of variables, such as the level of production and prices received for gas and oil, there can be no assurance that the Company's capital resources will be sufficient to maintain planned levels of capital expenditures.

         At June 30, 1998, the principal outstanding under the $100 million Revolver was approximately equal to the borrowing base. Under the terms of the $100 million Revolver, the borrowing base declines $330,000 per month. Assuming no changes in the outstanding letters of credit, the Company could be required to make monthly principal payments of approximately $330,000 until the next borrowing base redetermination on October 1, 1998.

         Subsequent to determination of the current borrowing base, oil and gas prices have declined. As the bank's judgement about oil and gas prices impacts borrowing base redeterminations, principal payments may increase or decrease upon redetermination. Funds spent on debt retirement reduce the amount of cash flow available to spend on acquisition, development and exploration activities. The Company paid $1.5 million on the $100 million Revolver on April 10, 1998 and $51,000 in May. The Company paid approximately $330,000 per month in the four months ending in September. The Company paid an additional $2,145,000 in the third quarter with proceeds from property sales.

         In the future, the Company expects to close Enex and the Enex Partnership's headquarters at Kingwood and consolidate Enex and the Enex Partnership's operations at the Company's headquarters in Houston. It is expected that the Company will realize certain cost savings in the consolidation of these operations.

         Current Activities

         As of September 30, 1998, one exploratory well was being drilled and one developmental well was being completed.

         Year 2000 Computer Issues

         The Company has completed its internal reviews of Year 2000 issues and has identified three areas that, if not adequately addressed, could materially impact Middle Bay: (1) accounting systems and information technology systems;
(2) computer controlled and other embedded technology; and (3) third-party compliance.

          The Company has updated its accounting software so that it is Year 2000 compliant. Middle Bay has reviewed all other information technology systems and believes them to be Year 2000 compliant or capable of timely conversion to Year 2000 compliance for an additional nonmaterial cost.

         Middle Bay owns or leases only a small minority of the pumping and other equipment necessary to service the fields in which it has an interest. While it is currently evaluating the extent to which this machinery may contain non-Year 2000 compliant embedded systems, Middle Bay believes that a large scale failure of such equipment could have a negative material impact on the Company.

         Middle Bay has a material interest in a large number of fields which are operated by third parties. The simultaneous failure of the operation of a large number of these third-party fields could have a negative material impact on the Company. Middle Bay is making individual inquiries as to the state of each operator's Year 2000 preparation activities. Middle Bay cannot, however, accurately predict at this time how many, if any, of these third parties will adequately address their Year 2000 issues. Middle Bay would also likely suffer a material adverse impact if its banking institutions do not adequately address their Year 2000 issues, if any. Middle Bay is currently inquiring into any such issues.

         Middle Bay does not currently have a contingency plan in place sufficient to address all Year 2000 issues related to third-party preparedness. Middle Bay is currently evaluating the feasibility and effectiveness of such a plan.

GENERAL

         On September 4, 1996, Middle Bay signed a Preferred Stock Agreement with Kaiser-Francis. The Preferred Stock Agreement provides for the purchase of 1,666,667 shares of Series A by Kaiser-Francis over a five-year period, beginning September 4, 1996, with minimum incremental investments of $500,000 each. Each issuance is subject to approval by Kaiser-Francis of the use of proceeds. The Series A was nonvoting and accrued dividends at 8% per annum, payable quarterly in cash. At December 31, 1997, 100% of the Series A had been issued to partially finance the NPC, Bison and Shore Mergers, and in January, 1998, Kaiser- Francis converted 100% of the Series A into 3,333,334 shares of Middle Bay common stock.

         In connection with the merger with Shore Oil Company effective June 30, 1997, Middle Bay issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share and is junior to the Series A Preferred. For a period of sixty-six months subsequent to June 30, 1997, any holder of the Series B may convert all or any portion of Series B shares into Middle Bay common stock at a ratio of one share of common stock for each Series B share, or at any time on or after January 1, 1998, the holders may convert a portion of their Series B shares based on a conversion method whereby a number of convertible Series B shares are exchanged using the Alternative Conversion Factor, which is calculated as the increase in value of approximately 40,000 net mineral acres in South Louisiana owned by Middle Bay at the end of the year divided by $8 million.

         The Alternative Conversion Factor is then multiplied by 1,066,000 to arrive at the potential converted number of common shares received. Upon expiration of the conversion period, unless Middle Bay has given notice to redeem the Series B, all of the shares of Series B shall be automatically converted. In no event shall the aggregate total number of shares of common stock into which the Series B are converted be less than 266,667 shares or exceed 1,333,333 shares, unless further increased for any anti-dilution provisions.

         Middle Bay's liquidity position and current and anticipated cash flows from operations remain adequate for its general requirements. However, because future cash flows and the availability of financing are subject to a number of variables, such as the level of production and prices received for gas and oil, there can be no assurance that Middle Bay's capital resources will be sufficient to maintain planned levels of capital expenditures.

CAPITAL EXPENDITURES -- FISCAL 1997 AND FISCAL 1996

         Total capital expenditures, excluding mergers, for oil and gas properties in fiscal 1997 and 1996 were $7,316,000 and $1,597,000, respectively. Total capital expenditures for mergers in 1997 and 1996 were $27,586,000 and $2,618,000, respectively. Total capital expenditures for dry holes and G&G in 1997 and 1996 were $1,341,000 and $429,000, respectively.

         Middle Bay has made and will continue to make substantial capital expenditures for acquisition, development and exploration of oil and natural gas reserves. In fact, because Middle Bay's principal natural gas and oil reserves are depleted by production, its success is dependent upon the results of its acquisition, development and exploration activities.

         Middle Bay, excluding Enex and Service Drilling, expects to incur a minimum of approximately $1,400,000 in capital expenditures over the next twelve months. Middle Bay expects that available cash, cash flows from operations and cash proceeds from asset sales of certain noncore properties will be sufficient to fund the planned capital expenditures through 1998, in addition to funding interest and principal requirements on the $100 million credit facility. However, Middle Bay may require additional borrowings under the $100 million credit facility or additional equity funding to raise additional capital to fund any acquisitions.

         Because future cash flows and the availability of financing are subject to a number of variable, such as the level of production and prices received for gas and oil, there can be no assurance the Middle Bay's capital resources will be sufficient to maintain planned levels of capital expenditures.

         Middle Bay does not anticipate that it will incur any material expenditures to address Year 2000 issues. Except as disclosed under "Capital Resources and Liquidity - Year 2000 Issues," above, Year 2000 issues do not represent a known material event or uncertainty to Middle Bay. To the extent that Middle Bay may be adversely affected by Year 2000 issues of its suppliers, customers and other entities, Middle Bay does not believe it will be more adversely affected than other companies in its industry with similar operations.

RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in the Company's financial statements. Comprehensive income includes all changes in the Company's equity except investments by and distributions to owners and includes, among other things, foreign currency translation adjustments. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments be included in interim reports issued to shareholders. Both of these statements are effective for financial statements for periods beginning after December 15, 1997. As both SFAS Nos. 130 and 131 establish standards for reporting and display, the Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement is effective for fiscal years beginning after June 15, 1999. As Middle Bay historically has not entered into derivative instruments for non-trading (hedging) purposes or for trading purposes, the Company does not expect this statement to have a material impact on its financial condition or results of operations upon implementation.

                      SELECTED FINANCIAL DATA - PARTNERSHIP

PARTNERSHIP SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

         The following selected financial data for the Partnership as of and for each of the years in the two-year period ended December 31, 1997 are derived from the Partnership's audited financial statements. The selected consolidated financial data for the six months ended June 30, 1997 and 1998 are derived from the Partnership's unaudited financial statements. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial condition and results of operations as of and for the periods presented. The balance sheet data for the Partnership as of December 31, 1996 is not available because the Partnership was not formed until June 30, 1997. All of the operating data for the Partnership prior to June 30, 1997 is a summation of the individual partnerships' selected financial data. The following financial information consists of pro forma data for the years ended December 31, 1997 and 1996 for the combined partnerships assuming the consolidation had taken place at January 1, 1997 and 1996, respectively. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1998. The selected financial data below should be read in conjunction with the Partnership's financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.


                                                                                                 (Unaudited)
                                                                                               Six Months Ended
                                                       Years Ended December 31,                    June 30,
                                                       ------------------------                    --------
                                                       1996               1997              1997              1998
                                                       ----               ----              ----              ----
Operating Data                                                   (in thousands, except per-unit amounts)
--------------
    Oil and gas sales                                  $12,345          $11,161           $ 5,820            $ 3,259
    Gain from sale of property                             242              742                 6                505
    Other revenue                                            9               94                22                  5
                                                       -------          -------           -------            -------
    Total revenue                                       12,596           11,997             5,848              3,769

    Lease operating costs and production
        taxes                                            4,925            4,968             2,472              1,588
    Interest expense                                         2                -                 -                  -
    Depletion, depreciation and amortization             2,145            1,839             1,048                932
    General and administrative                           1,976            1,611               817                607
                                                       -------          -------          --------           --------
    Total expenses                                       9,048            8,418             4,337              3,127

    Net income (loss)                                    3,548            3,579             1,511                642
                                                       =======          =======           =======            =======

    Net increase (decrease) in cash and
       cash equivalents                                    220              219                29                331
    Net cash provided by operating activities            3,464            5,122             2,972              1,605
    Distributions                                        2,744            5,152             2,842              2,188

Per-Unit Operating Data
-----------------------

    Net income (loss)                                     3.22             3.25              1.37               0.58
    Distributions of earnings                             2.49             4.67              2.58               1.98
    Distributions representing a return of
       capital                                               -                -                 -                  -


                                                                                                (Unaudited)
                                                            December 31,                          June 30,
                                                            ------------                          --------
                                                       1996               1997              1997              1998
                                                       ----               ----              ----              ----
Balance Sheet Data                                                (in thousands, except per-unit amounts)
------------------
    Cash and cash equivalents                         $    924         $  1,142          $    953           $  1,473
    Total assets at book value                          16,960           13,414            13,924             11,927
    Total assets at the value assigned for
       purposes of roll-up transaction
    Total liabilities                                    2,680              542             1,048                602
    General and limited partners' equity:
            General partner                              1,328               71                 -                 10
            Limited partners                            12,522           12,800            12,876             11,314

Per-Unit Balance Sheet Data
---------------------------

    Book value                                           11.36            11.61             11.68              10.27
    Value assigned for purpose of the
       roll-up transaction

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF PARTNERSHIP
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Partnership's Financial Statements and Notes thereto set forth herein.

RESULTS OF OPERATIONS

         The Company was formed on June 30, 1997 from the combination of thirty-four limited partnerships. The Consolidation created a new accounting basis in the carrying value of property. Oil and gas property was written down by $1,561,322 from the net carrying value of property in the combined Predecessor Partnerships. The decremental depletion associated with the net decrease in property was approximately $123,000 for the last six months of 1997.

         To facilitate comparisons between periods, results of operations are presented on both an actual basis for the Enex Consolidated Partnership, L.P. and the Predecessor Partnerships and on a pro forma basis as if the Consolidation had taken place at the beginning of each period presented. These results do not reflect the results which would have been obtained if the Consolidation had actually occurred on the dates indicated or the results that may be expected in the future.

         The following financial information consists of pro forma data for the years ended December 31, 1997 and 1996 for the combined partnerships assuming the consolidation had taken place at January 1, 1997 and 1996, respectively:




                                                                    Year Ended December 31,
                                                                    -----------------------
                                                               1997                         1996
                                                               ----                         ----
Revenues:
         Oil and gas sales                                   $10,003,768                $11,296,811
         Gas plant sales                                       1,157,068                  1,048,688
         Gain from sale of property                              741,617                    242,389
         Other revenues                                           21,000                         49
         Interest income                                          73,848                      8,800
                 Total revenues                               11,997,301                 12,596,737

Expenses:
         Depreciation and depletion                            1,839,877                  2,145,385
         Lease operating expenses                              3,589,836                  3,616,133
         Gas purchases and expenses                              809,336                    670,358
         Production taxes                                        568,321                    637,476
         General and Administrative:
              Allocated from general partner                   1,270,556                  1,646,201
              Direct expense                                     340,665                    329,800
              Interest expense                                         -                      2,498
                 Total expenses                                8,418,591                  9,047,851

Net Income                                                    $3,578,710                 $3,548,886

         The total combined oil, gas and gas plant sales decreased to $11,160,836 in 1997 from $12,345,499 in 1996. This represents a decrease of $1,184,663 or 10%. Oil sales decreased by $1,419,810 or 20%. A 12% decrease in oil production due to natural production declines caused sales to decrease by $877,908. A 9% decrease in the average oil sales price decreased oil sales by an additional $541,902. Gas sales increased by $147,655 or 3%. A 10% increase in the average gas sales price increased revenues by $388,395. This was offset by a 5% decrease in gas production. Sales of natural gas liquids and gas plant gas increased by $87,492 or 10%. A 15% increase in the average gas plant products sales price increased sales by $130,370. This increase was partially offset by a 5% decrease in production of gas plant products. The decreases in oil, natural gas and gas plant products production were primarily a result of natural production declines. The decrease in oil sales price corresponds with changes in the overall market for the sale of oil. The increases in the gas and gas plant products average sales price correspond with changes in the overall market for these products.

         The total combined lease operating expenses decreased to $3,589,836 in 1997 from $3,616,133 in 1996. The decrease of $26,297 or 1% was primarily due to the changes in production, noted above.

         The total combined depreciation and depletion expense decreased to $1,839,877 in 1997 from $2,145,385 in 1996. This represents a decrease of $305,508 or 14%. A 1% decrease in the depletion rate reduced depreciation and depletion expense by $116,822. The changes in production, noted above, reduced depreciation and depletion expense by an additional $188,686. The decrease in the depletion rate was primarily due to relatively higher production from properties with a relatively lower depletion rate, partially offset by downward revisions of oil and gas reserves during December 1997.

         The total combined general and administrative expenses decreased to $1,611,221 in 1997 from $1,976,001 in 1996. This represents a decrease of $364,780 or 18% from 1996 to 1997. This decrease was primarily due to less staff time being required to manage the Partnership's operations as a result of the consolidation of the Predecessor Partnerships.

         In 1996, the Predecessor Partnerships sold their interests in the Grass Island, Enexco and Comite acquisitions for $235,000, $64,000 and $55,000, respectively. Gains of $69,731, $61,648 and $21,649, respectively, were recognized on these sales. The Predecessor Partnerships also sold their interests in the E.M. Lane well and the Harper #1 well for $57,970 and $55,000, respectively. Gains of $31,310 and $44,642, respectively, were recognized on these sales. The Predecessor Partnerships also sold their interests in three other wells in 1996 for $59,630. These sales resulted in a net gain of $13,409 to the Predecessor Partnerships. The impact of these sales on current and future revenues is not expected to be material, as such interests represented less than 10% of historical and future net revenues.

         In 1997, the Partnership sold its interest in the North Buck Draw Unit for $857,120. A gain of $758,969 was recognized on the sale. The Partnership sold its interest in the Mcbride acquisition for $56,306. A loss of $25,405 was recognized on the sale. The Partnership also sold its interest in two other acquisitions for $8,053. A net gain of $8,053 was recognized by the Partnership from the sales. The impact of these sales on current and future revenues is not expected to be material, as such interests represented less than 10% of historical and future net revenues.

CAPITAL RESOURCES AND LIQUIDITY

         The Partnership's cash flow provided by operating, financing and investing activities is a direct result of the amount of net proceeds realized from the sale of oil and gas production. Accordingly, the changes in cash flow from 1996 to 1997 are primarily due to the changes in oil and gas sales described above. It is the General Partner's intention to distribute substantially all of the Partnership's available net cash flow to the partners.

         In 1997 and 1996, the Partnership and its Predecessor Partnerships paid total combined distributions of $4,593,955 and $2,464,947, respectively, to its limited partners. The Partnership will continue to recover its reserves and distribute to the limited partners the net proceeds realized from the sale of oil and gas production after payment of debt obligations. The Partnership plans to repay the amount owed to the General Partner in 1998. The payment of future distributions will depend on the Partnership's earnings, financial conditions, working capital requirements and other factors, although it is anticipated that regular quarterly distributions will continue through 1998.

         At December 31, 1997, the Partnership had no material commitments for capital expenditures. The Partnership does not intend to engage in any significant developmental drilling activity. The Partnership does not intend to purchase additional properties or fund extensive development of existing oil and gas properties and, as such, has no long-term liquidity needs. The Partnership's projected cash flows from operations are expected to provide sufficient funding to pay its operating expenses and debt obligations.

         In February 1998, Middle Bay Oil Company, Inc., an independent oil and gas producer, announced a tender offer for all of the outstanding shares of Enex Resources Corporation ("Enex"), the Partnership's general partner. The tender offer was accepted by a majority of Enex shareholders and was completed on March 27, 1998.

         The Partnership does not anticipate that it will incur any significant expenditures to address Year 2000 issues, nor do Year 2000 issues represent a known material event or uncertainty to the Partnership. To the extent that the Partnership may be adversely affected by the Year 2000 issues of its suppliers, customers and other entities, the Partnership does not believe that it will be more adversely affected than other companies in its industry with similar operations.

SIX MONTHS ENDED JUNE 30, 1997 AND 1998

         Oil and gas sales for the first six months decreased from $5,200,270 in 1997 to $3,241,097 in 1998. This represents a decrease of $2,560,995 (38%). Oil sales decreased by $1,344,931 (45%). A 14% decrease in oil production reduced sales by $422,861. A 35% decrease in the average oil sales price decreased oil sales an additional $922,070. Gas sales decreased by $614,242 (28%). A 20% decrease in gas production decreased sales by $422,226. A 10% decrease in the average gas sales price decreased gas sales by an additional $172,016. The changes in the average oil and gas sales price correspond with changes in the overall market for the sale of oil and gas. The prices of oil and gas were lower in 1998 versus 1997. The decreases in oil and gas production were primarily the result of natural production declines.

         Gas plant sales decreased from $619,555 in the first six months of 1997 to $17,733 the first six months of 1998. This represents a decrease of $601,822 or 97%. This decrease was due primarily to the sale of the Dover Hennessey Gas Plant which was effective January 1, 1998.

         Lease operating expenses decreased from $1,743,841 in the first six months of 1997 to $1,417,661 in the first six months of 1998. The decrease of $326,180 (19%) is primarily due to the sale of the Lake Decade and McBride acquisitions in 1997.

         Depreciation and depletion expense decreased from $1,048,413 in the first six months of 1997 to $932,013 in the first six months of 1998. This represents a decrease of $116,400 (11%). The change in production (noted above) reduced depreciation and depletion expense by $277,994. This was partially offset by a 3% increase in the depletion rate. The rate increase was primarily due to downward revisions of the oil and gas reserves during December, 1997.

         Effective January 1, 1997, the Partnership sold its interests in the Perkins well in the Burkholder acquisition for $5,940. A gain of $5,940 was recognized on this sale.

         Effective January 1, 1998, the Partnership sold its interest in the Dover Hennessey Gas Plant for $1,000,000. A gain of $671,923 was recognized on the sale. Effective June 1, 1998, the Partnership sold its interest in the Corkscrew acquisition for $36,000. A loss of $167,302 was recognized on the sale.

         General and administrative expenses decreased from $816,647 in the first six months of 1997 to $606,900 in the first six months of 1998. This decrease of $209,747 (26%) is primarily due to a reduction in staff as a result of the consolidation of the Partnership in June, 1997.

CAPITAL RESOURCES AND LIQUIDITY

         The Partnership's cash flow from operations is a direct result of the amount of net proceeds realized from the sale of oil and gas production. Accordingly, the changes in cash flow from 1997 to 1998 are primarily due to the changes in oil and gas sales described above and the sale of oil and gas properties. It is the General Partner's intention to distribute substantially all of the Partnership's available cash flow to Unitholders. The Partnership's "available cash flow" is essentially equal to the net amount of cash provided by operating, financing and investing activities.

         The Partnership will continue to recover its reserves and distribute to the partners the net proceeds realized from the sale of oil and gas production after the payment of its debt obligations. Distribution amounts are subject to change if net revenues are greater or less than expected. Nonetheless, the General Partner believes the Partnership will continue to have sufficient cash flow to fund operations and to maintain a regular pattern of distributions.

         As of June 30, 1998, the Partnership had no material commitments for capital expenditures. The Partnership does not intend to engage in any significant developmental drilling activity.

CERTAIN COMPARATIVE INFORMATION

         The following table sets forth certain unaudited comparative per-Unit and per-share data based on (i) the financial statements of the Partnership and Middle Bay at and for the six months ended June 30, 1998 (unaudited) and the year ended December 31, 1997, and (ii) the unaudited pro-forma financial information for Middle Bay presented elsewhere in this Prospectus. The equivalent pro-forma information for Middle Bay is based on a basic share computation and assumes that the Partnership will approve the Proposal pursuant to the terms contained herein.



                                            At and for the Six Months          At and for the Year Ended
                                               Ended June 30, 1998                 December 31, 1997
                                               -------------------                 -----------------
                                                             Equivalent                          Equivalent
                                          Historical         Pro-Forma         Historical        Pro-Forma
                                          ----------         ---------         ----------        ---------
Partnership
-----------
     Book value per Unit                     10.26                 -              11.61                -
     Cash distributions per Unit              1.98                 -               4.17                -
     Net income (loss) per Unit                .58                 -               2.89                -

Middle Bay
----------

     Book value per common share              2.28              2.28               1.39             1.39
     Net income (loss) per share              (.28)             (.39)             (4.76)           (2.91)
     Dividends per share                         -                 -                  -                -

                    SELECTED PRO FORMA CONSOLIDATED FINANCIAL
                             INFORMATION (UNAUDITED)

          The unaudited pro forma consolidated financial statements have been prepared to give effect to the Partnership Exchange as if it had taken place on June 30, 1998 with respect to the unaudited pro forma consolidated balance sheet and as of January 1, 1997 with respect to the unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the six months ended June 30, 1998. The unaudited pro forma consolidated financial statements have also been prepared to give effect to the merger of Bison Energy Corporation and Shore Oil Company with Middle Bay effective February 28 and June 30, 1997, respectively, the acquisition of 1,064,032 shares of Enex Resources Corporation, representing 79.2% of the outstanding shares of Enex Resources Corporation effective March 27, 1998, and the acquisition of substantially all the assets of Service Drilling Co., L.L.C. effective April 16, 1998.

          The unaudited pro forma adjustments are based upon available financial information and assumptions that the management of Middle Bay believes are reasonable. The unaudited pro forma consolidated financial statements included herein do not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or Middle Bay's financial position or results of operations for any future date or period.

          The following unaudited pro forma consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and related notes of Middle Bay and the Partnership included in this Prospectus.

                          MIDDLE BAY OIL COMPANY, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1998



                                                                                           PRO FORMA
                                                                                           COMBINED               PRO FORMA
                                                                   MIDDLE BAY             ADJUSTMENTS             COMBINED
                                                               ------------------      -----------------      -----------------
                               ASSETS
Current Assets:
      Cash and cash equivalents                                $        2,061,612                      -      $       2,061,612
      Notes and accounts receivable - trade                             3,193,811                      -              3,193,811
      Other current assets                                                439,401                      -                439,401
      Assets held for resale                                            1,947,135                      -              1,947,135
                                                               ------------------      -----------------      -----------------
           Total current assets                                         7,641,959                      -              7,641,959

      Notes receivable - Stockholder                                      169,640                      -                169,640
      Property, plant and equipment, at cost
        Oil and gas properties (successful efforts method)             91,719,370      $         663,491 (1)         92,382,861
        Furniture, fixtures and other                                     916,524                      -                916,524
                                                               ------------------      -----------------      -----------------
                                                                       92,635,894                663,491             93,299,385
      Accumulated depreciation, depletion and amortization            (32,404,946)                     -            (32,404,946)
                                                               ------------------      -----------------      -----------------
                                                                       60,230,948                663,491             60,894,439
      Other assets                                                        200,115                      -                200,115
                                                               ------------------      -----------------      -----------------
                                                               $       68,242,662      $         663,491      $      68,906,153
                                                               ==================      =================      =================

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current maturity of long-term debt                       $        4,091,535                      -      $       4,091,535
      Accounts payable and accrued expenses                             2,454,476                      -              2,454,476
      Oil and gas revenue payable                                         378,632                      -                378,632
      Other current liabilities                                           316,308                      -                316,308
                                                               ------------------      -----------------      -----------------
           Total current liabilities                                    7,240,951                      -              7,240,951

      Long-term debt                                                   26,628,604                      -             26,628,604
      Deferred income taxes                                             3,708,668                      -              3,708,668
      Other liabilities                                                   521,594                      -                521,594
      Minority Interest                                                 7,034,094      $      (5,841,967)(1)          1,192,127
                                                               ------------------      -----------------      -----------------
           Total liabilities                                           45,133,911             (5,841,967)            39,291,944
Stockholders' equity:
      Convertible preferred stock (Series B)                            3,627,000                      -              3,627,000
      Convertible preferred stock (Series C)                                    -              6,505,458 (1)          6,505,458
      Common stock, $.02 par value                                        171,047                      -                171,047
      Additional paid-in capital                                       38,272,126                                    38,272,126
      Accumulated deficit                                             (18,893,382)                     -            (18,893,382)
      Less cost of treasury stock; 21,773 shares                          (68,040)                     -                (68,040)
                                                               ------------------      -----------------      -----------------
           Total stockholders' equity                                  23,108,751              6,505,458             29,614,209
                                                               ------------------      -----------------      -----------------
                                                               $       68,242,662      $         663,491      $      68,906,153
                                                               ==================      =================      =================

See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997



                                                                                                        ENEX
                                                        MIDDLE BAY              BISON &              RESOURCES
                                                        OIL COMPANY              SHORE              CORPORATION
                                                     ------------------     ----------------     -------------------

Revenues:
      Oil and gas sales and plant income             $      10,213,047      $     2,519,599      $       10,016,970
      Gain on sale of property                                   7,018               38,241               1,002,326
      Other income                                           1,212,930              787,794                 444,303
                                                     ------------------     ----------------     -------------------
                                                            11,432,995            3,345,634              11,463,599

Expenses:
      Lease operating and production taxes                   3,848,627              932,767               3,983,129
      Geological and geophysical costs                         222,608                    -                       -
      Gas purchases and operating expenses                           -                    -                 791,403
      Depletion, depreciation and amortization               4,567,063              581,614               1,633,771
      Impairments                                           21,147,823                    -                       -
      Dry hole and abandonment expense                       1,118,838                1,805                       -
      Interest expense                                         671,081              160,275                       -
      Stock compensation expense                               202,500                    -                       -
      General, administrative and other                      2,678,593              603,399               2,061,090
                                                     ------------------     ----------------     -------------------
                                                            34,457,133            2,279,860               8,469,393

Income (loss) before minority interest, income taxes
      and investee earnings                                (23,024,138)           1,065,774               2,994,206

Minority interest                                                    -                    -              (1,012,449)

Provision for income taxes (benefit)                        (7,444,798)             302,114                  16,082

Equity in net earnings of equity investees                           -               36,564                       -

                                                     ------------------     ----------------     -------------------
Net income (loss)                                          (15,579,340)             800,224               1,965,675
Preferred stock dividends                                      604,712                    -                       -

Net income (loss) applicable to common stock         $     (16,184,052)     $       800,224      $        1,965,675
                                                     ==================     ================     ===================

Income (loss) per share-Basic                        $           (4.76)
Income (loss) per share-Diluted                      $           (4.76)

Weighted average common shares outstanding
     Basic                                                   3,397,117
     Diluted                                                 3,397,117




                                                           ENEX              PRO FORMA
                                                       CONSOLIDATED           COMBINED               PRO FORMA
                                                         PARTNERS           ADJUSTMENTS               COMBINED
                                                     -----------------    -----------------       ----------------

Revenues:
      Oil and gas sales and plant income             $      2,949,222            3,173,563 (2)    $    28,872,401
      Gain on sale of property                                      -                    -              1,047,585
      Other income                                              1,931              (25,778)(3)          2,421,180
                                                     -----------------    -----------------       ----------------
                                                            2,951,153            3,147,785             32,341,166

Expenses:
      Lease operating and production taxes                  1,196,792            1,242,373 (2)         11,203,688
      Geological and geophysical costs                              -                    -                222,608
      Gas purchases and operating expenses                     17,923                    -                809,326
      Depletion, depreciation and amortization                679,347            2,700,813 (4)         10,162,608
      Impairments                                                   -                    -             21,147,823
      Dry hole and abandonment expense                              -                    -              1,120,643
      Interest expense                                              -            1,350,957 (5)          2,182,313
      Stock compensation expense                                    -                    -                202,500
      General, administrative and other                       311,250              (21,000)(3)          5,633,332
                                                     -----------------    -----------------       ----------------
                                                            2,205,312            5,273,143             52,684,841

Income (loss) before minority interest, income taxes
      and investee earnings                                   745,841           (2,125,358)           (20,343,675)

Minority interest                                                   -            1,109,969 (6)             97,520

Provision for income taxes (benefit)                                -               78,140 (7)         (7,048,462)

Equity in net earnings of equity investees                          -              (36,564)(8)                  -

                                                     -----------------    -----------------       ----------------
Net income (loss)                                             745,841           (1,130,094)           (13,197,694)
Preferred stock dividends                                           -              823,878 (9)          1,428,590

Net income (loss) applicable to common stock               $  745,841           (1,953,972)       $   (14,626,284)
                                                     =================    =================       ================

Income (loss) per share-Basic                                                                     $         (2.85) (11)
Income (loss) per share-Diluted                                                                   $         (2.85) (11)

Weighted average common shares outstanding
     Basic                                                                                              5,139,535  (10)
     Diluted                                                                                            5,139,535  (10)




See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1998


                                                                              ENEX            PRO FORMA
                                                         MIDDLE BAY        RESOURCES          COMBINED             PRO FORMA
                                                        OIL COMPANY       CORPORATION        ADJUSTMENTS            COMBINED
                                                     ----------------  -----------------  -----------------    ----------------
Revenues:
      Oil and gas sales and plant income             $      7,116,918   $      2,122,335   $        725,071 (2) $     9,964,324
      Gain on sale of property                                  9,068            671,923                  -             680,991
      Other income                                            439,008              9,999                  -             449,007
                                                     ----------------  -----------------  -----------------    ----------------
                                                            7,564,994          2,804,257            725,071          11,094,322

Expenses:
      Lease operating and production taxes                  3,605,015            998,654            458,969 (2)       5,062,638
      Geological and geophysical costs                        788,115                  -                  -             788,115
      Gas purchases and operating expenses                          -              3,997                  -               3,997
      Depletion, depreciation and amortization              3,024,942            548,028            615,947 (4)       4,188,917
      Dry hole expense                                        307,264                  -                  -             307,264
      Interest expense                                        812,841                  -            350,828 (5)       1,163,669
      Stock compensation expense                               67,500                  -                  -              67,500
      General, administrative and other                     2,260,553          1,416,407                  -           3,676,960
                                                     ----------------  -----------------  -----------------    ----------------
                                                           10,866,230          2,967,086          1,425,744          15,259,060

Income (loss) before minority interest, income taxes
      and investee earnings                                (3,301,236)          (162,829)          (700,673)         (4,164,738)

Minority interest                                             148,686           (348,190)           440,354 (6)         240,850

Provision for income taxes (benefit)                       (1,071,867)           (86,700)          (131,154)(7)      (1,289,721)

                                                     ----------------  -----------------  -----------------    ----------------
Net income (loss)                                          (2,080,683)          (424,319)          (129,165)         (2,634,167)
Preferred stock dividends                                      67,945                  -            325,273 (9)         393,218

Net income (loss) applicable to common stock         $     (2,148,628)  $       (424,319)  $       (454,438)    $    (3,027,385)
                                                     ================  =================  =================    ================

Income (loss) per share-Basic                        $          (0.28)                                          $         (0.38)(11)
Income (loss) per share-Diluted                      $          (0.28)                                          $         (0.38)(11)

Weighted average common shares outstanding
     Basic                                                  7,625,124                                                 7,975,037 (10)
     Diluted                                                7,625,124                                                 7,975,037 (10)



See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.
                          NOTES TO UNAUDITED PRO FORMA
                        CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND JUNE 30, 1998

NOTE 1.          BASIS OF PRESENTATION

                 The unaudited pro forma consolidated financial statements reflect the effect of the proposed offer to exchange shares of Series C 10% convertible preferred stock of Middle Bay for 1,102,631 Partnership Units representing 100% of the outstanding units of Enex Consolidated Partners, L.P. (the "Offer"), of which Enex Resources Corporation owns 56.24%. The unaudited pro forma consolidated financial statements also have been prepared to give effect to the mergers of Bison Energy Corporation ("Bison") and Shore Oil Company ("Shore") with Middle Bay effective February 28 and June 30, 1997, respectively, the acquisition of 1,064,032 shares, or 79.2% of the outstanding common stock of Enex Resources Corporation effective March 27, 1998, and the acquisition of substantially all of the assets of Service Drilling Co., L.L.C. ("Service Drilling") effective April 16, 1998. The unaudited pro forma consolidated financial statements have been prepared to give effect to these transactions as if they had taken place as of January 1, 1997 with respect to the unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the six-month period ended June 30, 1998 and to give effect to the Offer as if it had taken place on June 30, 1998 with respect to the unaudited pro forma consolidated balance sheet. Each acquisition or merger was recorded using the purchase method of accounting.

                 At December 31, 1997, Enex Resources Corporation served as managing general partner for one limited partnership, Enex Consolidated Partners, L.P. ("Enex Consolidated Partners" or the "Partnership"). Enex Resources Corporation has a 4.1% carried revenue interest as the general partner of Enex Consolidated Partners in addition to its proportional interest as a limited partner of 55.508%. Enex Consolidated Partners was formed from thirty-four managed limited partnerships (the "Predecessor Partnerships") effective June 30, 1997 (the "Consolidation"). For the first six months of 1997, Enex Resources Corporation served as managing general partner for the Predecessor Partnerships. Prior to the Consolidation, Enex Resources Corporation owned greater than 50% of one of the Predecessor Partnerships. Enex Resources Corporation used pro rata consolidation for those partnerships in which it owned less than a 50% interest and fully consolidated the partnership in which it owned greater than 50% interest. Effective June 30, 1997, as a result of the Consolidation, Enex Resources Corporation owned greater than 50% of the only partnership it managed. The equity of minority partners in Enex Consolidated Partners is shown in the historical consolidated financial statements as "minority interest." From July 1, 1997, the consolidated financial statements of Enex Resources Corporation include the accounts of Enex Resources Corporation and its wholly-owned subsidiaries, including Enex Consolidated Partners. Prior to July 1, 1997, the consolidated financial statements of Enex Resources Corporation include the accounts of Enex Resources Corporation, its wholly-owned subsidiaries and its pro rata share of the assets, liabilities, revenues and expenses of the Predecessor Partnerships.

                 The unaudited pro forma consolidated balance sheet as of June 30, 1998 includes the historical financial position of Middle Bay Oil Company, which includes Bison, Shore, Enex Resources Corporation and Service Drilling, and the pro forma adjustments to give effect to the Partnership exchange as if it had occurred on June 30, 1998.

                 The unaudited pro forma consolidated statement of operations for the year ended December 31, 1997 reflects the following: (i) the historical consolidated statement of operations of Middle Bay; (ii) the combined historical statements of operations of Bison and Shore prior to their merger with Middle Bay; (iii) the historical consolidated statement of operations of Enex Resources Corporation prior to its acquisition by Middle Bay; (iv) the portion of the historical statement of operations of the predecessor partnerships for the six months ended June 30, 1997 which was not pro rata consolidated in the historical consolidated statement of operations of Enex Resources Corporation for the year ended December 31, 1997; and (v) the related pro forma adjustments for the Bison and Shore mergers, the Enex Resources Corporation and Service Drilling acquisitions and the Partnership exchange. As discussed in (iv), the unaudited pro forma statement of operations for the year ended December 31, 1997 requires a separate column to reflect the pro rata results of operations of the Predecessor Partnerships that are attributable to the limited partners other than Enex Resources Corporation for the period prior to the June 30, 1997 Consolidation, as such amounts are not included in the consolidated statement of operations of Enex Resources Corporation for the year ended December 31, 1997.

                 The unaudited pro forma consolidated statement of operations for the six months ended June 30, 1998 reflects (i) the historical consolidated statement of operations of Middle Bay; (ii) the historical consolidated statement of operations of Enex Resources Corporation for the period ended March 27, 1998, in which the historical consolidated statement of operations of the Partnership is consolidated for the same period. The historical consolidated statements of operations of Enex Resources Corporation for the period from March 27, 1998 to June 30, 1998 is included in the historical consolidated statement of operations of Middle Bay for the six months ended June 30, 1998, as the acquisition of 79.2% of Enex Resources Corporation closed on March 27, 1998; and
(iii) the related pro forma adjustments for the Partnership exchange and the Service Drilling acquisition prior to its effective date of April 16, 1998.

NOTE 2.          PRO FORMA ENTRIES

                 Pro Forma Adjustments for the Partnership Exchange

                 It is anticipated that during November, 1998, the Company will close an offer to the Partnership whereby it will issue a total of 2,346,000 shares of Middle Bay Series C 10% convertible preferred stock in exchange for all of the right, title and interest to the units of Partnership interest held by Investors and Enex Resources Corporation. The number of the shares outstanding attributable to Investors and the minority interest owners of Enex Resources Corporation (20.8%) is 1,301,092, representing the 275,225 shares attributable to the minority interest (20.8%) owners of Enex Resources Corporation's 56.24% ownership of the Partnership plus the 1,025,867 shares attributable to the Investors' 43.76% of the Partnership.

                 Pro Forma Adjustments for the  Service Drilling Acquisition

                 On April 16, 1998, the Company closed an Asset Purchase Agreement with Service Drilling and certain affiliates, whereby the Company acquired substantially all of the assets of Service Drilling and its affiliates in exchange for the Company's common stock and cash. Pursuant to the Agreement, the Company issued 666,000 shares of its common stock and paid aggregate cash consideration of $6,500,000, $5,500,000 of which was funded through borrowings on Middle Bay's revolving line of credit. The acquisition was accounted for as a purchase of substantially all of the assets of Service Drilling and as a result of the purchase method of accounting, Middle Bay's cost of acquiring the assets of Service Drilling was allocated to the assets acquired based on their fair values.

                 Pro Forma Adjustments for the Enex Acquisition

                 On March 27, 1998, in exchange for 79.2% ownership, Middle Bay acquired 1,064,032 shares of the common stock of Enex for a total purchase price of $17,061,00, including $15,960,480 or $15 cash per share, assumption of an additional liability of $789,000 and issuance of 33,825 common shares of the Company for finders fees, pursuant to Middle Bay's tender offer (the "tender offer") which began on February 19, 1998. The acquisition was accounted for as a purchase of 79.2% of Enex and as a result of the purchase method of accounting, Middle Bay's cost of acquiring the 79.2% of Enex was allocated to the assets and liabilities acquired based on estimated fair values.

                 Pro Forma Adjustments for the Bison and Shore Mergers

                 Middle Bay and Bison entered into a merger agreement whereby Bison was merged into and continues to exist as a wholly-owned subsidiary of Middle Bay, effective February 28, 1997.

                 On June 20, 1997, Middle Bay and Shore entered into a merger agreement whereby Shore was merged into and continues to exist as a wholly-owned subsidiary of Middle Bay, effective June 30, 1997.

                 The mergers were accounted for as purchases of Bison and Shore by Middle Bay and as a result of the purchase method of accounting, Middle Bay's cost of acquiring Bison and Shore was allocated to the assets and liabilities acquired based on estimated fair values.

                 The accompanying unaudited pro forma combined financial statements reflect the following adjustments:

                 (1) To record the exchange of 2,346,000 shares of Middle Bay Series C 10% convertible preferred stock for the outstanding Partnership Units, less the 1,044,908 shares owned by Enex Resources Corporation which are not attributable to the minority interest owners of Enex Resources Corporation (20.8%), equal to 1,301,092 shares. The allocation of the purchase price to the acquired assets and liabilities is preliminary and, therefore subject to change. Any future adjustments to the allocation of the purchase price are not anticipated to be material to the unaudited pro forma financial statements.

                 (2) To record the operating income and expenses related to the oil and gas properties purchased from Service Drilling.

                 (3) To remove management income and related expenses charged in accordance with a contractual arrangement whereby Bison performed accounting and administrative for another entity previously acquired by Middle Bay. Subsequent to the merger, Bison no longer performed such accounting and administrative functions under the contract.

                 (4) To adjust depreciation, depletion and amortization to reflect Middle Bay's purchase price allocated to the property and equipment acquired from the Partnership, Service Drilling, Enex Resources Corporation, Bison and Shore using the unit of production method utilized by Middle Bay.

                 (5) To record interest expense on the debt incurred as a result of the Service Drilling and Enex Resources Corporation acquisitions, and, for the year ended December 31, 1997, to record the reduction of $69,999 in interest expense on the debt retired in the Shore merger through the issuance of Series A preferred stock (see note (9)).

                 (6) To adjust minority interest related to the acquisitions of the Partnership and Enex Resources Corporation by Middle Bay.

                 (7) To adjust the provision for income taxes for the change in taxable income as a result of the acquisitions at assumed effective tax rates of 33% and 35% for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively.

                 (8) To remove equity in net earnings of equity investees that were not purchased in the Bison merger.

                 (9) To record the preferred stock dividends on the 1,301,092 shares of Series C 10% convertible preferred stock issued in connection with the Partnership Exchange other than 79.2% of the preferred stock dividends of Enex Resources Corporation which will be eliminated in consolidation of Middle Bay's financial statements and, for the year ended December 31, 1997, to record the preferred stock dividends paid on the Series A convertible preferred stock issued for the cash portion of the Bison merger and issued in connection with the retirement of debt assumed in the Shore merger.

                 (10) To reflect the impact on the weighted average common shares outstanding for the 2,488,889 shares of Middle Bay common stock issued in conjunction with the Bison and Shore mergers, the 666,000 shares issued in conjunction with the Service Drilling acquisition and the 33,825 shares issued in conjunction with the Enex acquisition. Shares issuable upon exercise of options and upon the conversion of preferred stock are excluded from the computations of the diluted weighted average common shares outstanding because their effects would be anti-dilutive.

                 (11) To reflect the issuance of 2,488,889 shares of Middle Bay common stock in conjunction with the Bison and Shore mergers, the 666,000 shares issued in conjunction with the Service Drilling acquisition and the 33,825 shares issued in conjunction with the Enex acquisition. Pro forma basic net income (loss) per common share information is computed by dividing net income
(loss), applicable to common stock by the pro forma weighted average common shares outstanding.

                             BUSINESS OF MIDDLE BAY

         Middle Bay Oil Company, Inc. ("Middle Bay" or the "Company") is an independent oil and gas company engaged in the exploration, development and production of oil and gas in the contiguous United States. Middle Bay's strategy focuses on increasing its reserves of crude oil and natural gas by the acquisition and development of proved oil and gas properties primarily in the Mid-Continent and Gulf Coast regions. The Company believes the current period reflects historically low market prices for oil and gas and is focusing its efforts on increasing reserves so that it will be well positioned to benefit in the event of any future increases in demand for natural gas and oil. Consistent with these efforts, the Company is participating on a limited basis in drilling and development activities in other geographic regions of the contiguous United States. In November, 1997, Middle Bay relocated its principal executive offices to 1221 Lamar Street, Suite 1020, Houston, Texas 77010. The Company's mailing address is P.O. Box 53448, Houston, Texas 77052-3448.
Its telephone number is (713) 759-6808.

         Middle Bay's oil and gas reserves are principally in long-lived fields with well-established production histories. Middle Bay's net Proved Reserves, estimated as of December 31, 1997 by applying S.E.C. assumptions, consisted of approximately 18,419 million cubic feet of gas and 2,933 thousand barrels of oil, with an aggregate present value before income taxes, at a 10% discount, of $30,179,000. Approximately 80% of the reserves are classified as proved developed producing, 7% are proved developed non-producing and 13% are proved undeveloped. On an equivalent barrel basis, the proved reserves are 55% gas. Recoverable volumes of gas increased 105% and recoverable volumes of oil increased 111% over 1996 volumes. The PV 10% of the oil and gas reserves increased 34% over the 1996 amount of $22,465,000. The reserves are located primarily in Alabama, Kansas, Louisiana, Oklahoma and Texas. A substantial portion of the Company's natural gas production and Proved Reserves consist of high BTUgas which, because of its rich liquid content and its proximity to processing and transmission facilities, is generally sold at a premium to Gulf Coast and Mid-Continent spot market prices. Substantially all of Middle Bay's oil production is sold at market responsive prices. All of the Company's gas production, except for the gas sold in the Spivey Field, is sold at market responsive prices.

BUSINESS STRATEGY

         Middle Bay's present business strategy is to concentrate on expanding its asset base and cash flow primarily through emphasis on the following activities:

            - Increasing production, cash flow and asset value by acquiring Producing Properties with stable production rates, long reserve lives and potential for exploitation and development;

            - Building on the Company's existing base of operations by concentrating its development activities in its primary operating areas in the Gulf Coast and the Mid-continent Regions;

            - Acquiring additional properties with potential for developmental drilling to maintain a significant inventory of undeveloped Prospects and to enhance Middle Bay's foundation for future growth;

            - Serving as operator of its wells to ensure technical performance and reduce costs;

            - Expanding its relationships with major and large independent oil and gas companies to access their undeveloped properties, seismic data and financial resources;

            -    Managing financial risk and mitigating technical risk by:

                 - drilling in known productive trends with multi-horizon geologic potential;

                 - diversifying investment over a large number of wells in the Company's primary operating areas;

                 - developing properties that provide a balance between short and long reserve lives; and

                 -   keeping a balanced reserve profile between oil and gas;
                     and

            - Maintaining low general and administrative expenses and increasing economies of scale to reduce per unit operating costs and reserve acquisition costs.

ACQUISITION POLICY

         Middle Bay continues to pursue a program of actively acquiring producing oil and gas properties, with the goal of increasing cash flow, reserves and value for the long-term benefit of its stockholders.

         Middle Bay utilizes an acquisitions' screening approach with its experienced management and technical staff which reviews potential property against multiple criteria, both quantitative and subjective. The Company generally seeks Producing Properties with established production histories. Middle Bay may operate the property acquired; however, Middle Bay also considers nonoperated property acquisitions.

         In evaluating Producing Properties for potential acquisition, production history, reservoir characteristics and available geologic data and interpretations are analyzed to determine estimates of proved and other reserves and cash flows expected to be recovered. Also evaluated are specific risks and economic considerations associated with the property, including environmental liabilities, risks of curtailment, condition of equipment and potential for additional development opportunities. Sales contracts, operating agreements and other contractual commitments, including take-or-pay clauses, market-out clauses, gas balancing agreements, transportation agreements and reversionary interests that may affect the cash flows from the property are also reviewed.

DRILLING ACTIVITIES

         Middle Bay has participated in drilling operations primarily in Texas, Louisiana and Kansas. The Company's drilling activity increased significantly in 1996 when Middle Bay executed the Brigham Agreement. Middle Bay's drilling is funded principally from cash flow and is highly dependent on the price of oil and gas. If the price of oil continues to remain at or near the March, 1998 levels, the amount of funds available for drilling could be reduced.

         For the twelve months ended December 31, 1997, Middle Bay drilled 42 gross wells; 23 Development Wells and 19 Exploratory Wells. Seventeen of the Development Wells and 8 of the Exploratory Wells were successful. The Company's drilling was concentrated in Kansas, Louisiana and Texas, where 14, 12 and 7 wells were drilled, respectively. The majority of the Kansas wells were Development Wells drilled in the Spivey Field (the "Spivey Field"). Two unsuccessful Exploratory Wells were drilled in the Reflection Ridge Prospect in Stanton County, Kansas. No further exploration is anticipated on the Reflection Ridge Prospect. For the three months ended March 31, 1997, Middle Bay participated in the drilling of 12 Exploratory Wells through the Brigham Agreement. The Brigham Agreement ended March 31, 1997.

         Shore Oil Company #1, an Exploratory Well being drilled as of December 31, 1997, was found to be unsuccessful in February, 1998. This Exploratory Well was drilled on the Raceland Prospect in Lafourche Parish, Louisiana which is located on the fee mineral acreage acquired in the Shore Merger. Middle Bay had prepaid approximately $300,000 in drilling cost as of December 31, 1997 and expensed the costs in the fourth quarter when it was determined that the well was abandoned.

         For the twelve months ended December 31, 1996, Middle Bay drilled 54 wells, 5 Developmental Wells and 49 Exploratory Wells. Four of the Developmental Wells and 31 of the Exploratory Wells were successful. For the nine months ended December 31, 1996, Middle Bay participated in the drilling of 49 Exploratory Wells through the Brigham Agreement. Forty wells were drilled in Texas, seven in Oklahoma, one in Kansas and one in New Mexico. Middle Bay also participated in the drilling of four Developmental Wells in the Frymire Waterflood Unit in Nolan County, Texas, three of which were successful and one of which was a dry hole. One successful Developmental Well was drilled in the Campbell Field in Major County, Oklahoma.

         Drilling activities during 1997 added 22 thousand barrels of oil and 705 million cubic feet of gas with estimated future net revenues, discounted at 10%, of $851,000. Drilling activities during 1996 added 76 thousand barrels of oil and 392 million cubic feet of gas with estimated future net revenues, discounted at 10%, of $1,966,000. For the years 1996 and 1997, oil and gas reserves discovered through current year drilling accounted for 11% and 3%, respectively, of the year-end reserve value.

         In 1995, Middle Bay entered into a joint development agreement, the Quarry Prospect, with Chesapeake Operating, Inc. ("COI"). The agreement covers a 600-acre block of leases in Lea County, New Mexico assembled by the Company and COI. The Quarry Prospect is believed to be a large strawn algal mound that was initially identified through 2-D seismic and further defined using 3-D seismic testing. In 1997, the Company acquired additional leases in the prospect and sold 50% of the Quarry Prospect. Middle Bay and COI together retained 50% of the Quarry Prospect. If COI elects not to participate, Middle Bay's interest will be increased to 50%. The first well on the Quarry Prospect is expected to spud in the second quarter of 1998 and will cost the Company approximately $141,000 to drill and $66,000 to complete (assuming a 25% working interest).

         In July 1997, Middle Bay executed an exploration agreement with Brigham Exploration Company ("Brigham") for a 3-D seismic exploration project on the Hawkins Ranch (the "Ranch") in Matagorda County, Texas. The Ranch has been lease optioned for a 54 square mile 3-D seismic survey. Middle Bay purchased a 25% working interest through the lease selection phase of the project for $225,000.

         Middle Bay purchased a 12.5% working interest in the Sherburne Prospect in Point Coupee Parish, Louisiana, in October, 1997 (the "Sherburne Prospect"). The Sherburne Prospect consists of approxi-mately 10,000 acres that are prospective in the Frio, Cockfield, Sparta and Wilcox formations. The acreage is located in Southwest Point Coupee Parish between Krotz Springs Field and the Fordoche Field. Production is at depths from 6,500' to 15,500'. Swift Energy Company has a 62.5% working interest and will be the operator. A private company holds the remaining 25%. The first well was spud on March 11, 1998 with an estimated dry hole cost to Middle Bay of approximately $300,000.

         In the foreseeable future, Middle Bay's primary drilling focus will be its participation in the Sherburne Prospect, the Ranch Prospect, the Quarry Prospect and the development of the Spivey Field. Middle Bay expects to drill several Development Wells in the Spivey Field in Kansas in 1998. Middle Bay also expects several wells to be drilled on the Shore mineral acreage in South Louisiana in 1998. In addition, Middle Bay is continually evaluating Prospects originated by its staff, other independent geologists or other oil and gas companies. If review of a certain Prospect indicates that it may be geologically and economically attractive, then Middle Bay will attempt to obtain a Lease on the applicable acreage or commit to a Working Interest in the drilling Prospect. When the Company does participate in a Prospect, it will typically acquire a fractional Working Interest in the Prospect, which may range from small percentage interests in more expensive exploratory Prospects to a majority interest in a lower cost or development Prospect. Middle Bay believes that such participation, which is common practice in the oil and gas industry, allows for further diversification and reduction of risk.

ACQUISITIONS AND MERGERS

         Since its formation, Middle Bay has grown primarily through acquisitions of proven oil and gas reserves. For the years 1993 through 1997, acquisitions of reserves accounted for 64%, 5%, 35%, 34% and 80% of the year-end discounted reserve value, respectively. Middle Bay has financed its acquisitions primarily by utilizing its credit facility with the Bank and issuing common and preferred stock. (See "Middle Bay Financing," below.)

         In August 1997, Middle Bay acquired a 5.74% working interest in proved reserves in the Riceville Field in Vermilion Parish, Louisiana for approximately $3.5 million. The acquisition was financed with $3 million in loan proceeds and the remainder from cash on hand. The Riceville Acquisition added approximately 63 thousand barrels of oil and 2,955 million cubic feet of gas to the Company's proved reserves. A portion of the reserves is proved undeveloped. The Riceville Acquisition had a PV 10% of approximately $5.3 million, using December 31, 1997 prices.

         The Shore Merger in June, 1997 added approximately 965 thousand barrels of oil and 1,364 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The Shore Merger had a PV 10% of approximately $6.0 million, using December 31, 1997 prices. The Shore Merger also added approximately 42,000 net acres of minerals located in South Louisiana, which were valued at $3.6 million at June 30, 1997.

         The Bison Merger in February, 1997 added approximately 951 thousand barrels of oil and 7,791 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The Bison Merger had a PV 10% of approximately $8.9 million, using December 31, 1997 prices.

         The NPC Merger in December, 1996 added approximately 503 thousand barrels of oil and 3,139 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The NPC Merger had a PV 10% of approximately $6.0 million, using December 31, 1996 prices.

         Middle Bay is currently in the process of evaluating various corporate acquisitions and potential mergers in exchange for common stock of the Company. Management believes that corporate acquisitions and mergers are the fastest way to achieve Middle Bay's growth goals. In addition to achieving what management perceives to be a proper critical mass, potential corporate acquisitions or mergers are also considered as opportunities to build a more diverse oil and gas property base for further development and exploration.

         The price of oil has declined significantly since December 31, 1997 and, in March, 1998, reached the lowest level in ten years. The posted price of WTI crude declined from approximately $15 per barrel on December 31, 1997 to approximately $13 per barrel on March 16, 1998. If oil prices remain at or near these levels, the funds available for acquisitions could be reduced.

MIDDLE BAY FINANCING

         Middle Bay has financed its acquisitions with debt proceeds from the Bank, issuance of convertible preferred stock and issuance of common stock. Middle Bay currently has approximately $11 million borrowed on the $50.0 million Convertible Loan with the Bank of Oklahoma described under "Business Development," above. In 1997, Middle Bay issued the remaining $9.0 million in Series A Preferred Stock through its $10.0 million Preferred Stock Agreement to finance portions of the Bison and Shore mergers. This completed the funding of the $10.0 million Preferred Stock Agreement with Kaiser-Francis, which was signed in September, 1996. In 1997, Middle Bay issued $3.627 million of Series B Preferred Stock to finance a portion of the Shore Merger. Middle Bay also issued its common stock in connection with the Bison and Shore mergers. Middle Bay's drilling activities have been financed primarily through the Company's cash flow.

         Subject to availability of bank financing, Middle Bay will continue to consider debt-financed acquisitions presented to it. Middle Bay intends to finance acquisitions by issuing common stock and/or preferred stock when possible.

COMPETITION, MARKETS AND REGULATION

         Competition in the exploration and property acquisition markets is intense. In seeking to obtain desirable Leases and exploration Prospects, Middle Bay faces competition from both major and independent oil and gas companies, as well as from numerous individuals. Many of these competitors have substantial financial resources available to them, which makes for increased competition.

         The ability of Middle Bay to market oil and gas from its wells will depend upon numerous factors beyond its control, including, but not limited to, the extent of domestic production and imports of oil and gas, the proximity of Middle Bay's production to existing pipelines, the availability of capacity in such pipelines and state and federal regulation of oil and gas production. There is no assurance that the Company will be able to market all of the oil or gas produced by it or that favorable prices can be obtained for the oil and gas it produces. In view of the uncertainties affecting the supply and demand of oil and gas, Middle Bay is unable to accurately predict future oil and gas prices and demand, or the overall effect they will have on the Company.

         Numerous federal and state laws and regulations affect Middle Bay's operations. In particular, oil and gas production operations are affected by tax and other laws relating to the petroleum industry and any changes in such laws and regulations. Some of the rules and regulations carry substantial penalties for failing to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business. Middle Bay's activities are also subject to numerous federal, state and local environmental laws and regulations governing the discharge of materials. In most cases, the applicable regulatory requirements relate to water and air pollution control or solid waste management measures. Middle Bay believes the recent trend toward stricter standards in environmental legislation, regulation and enforcement will continue. To date, these laws have not had a significant impact on the Company but no assurance can be given as to the effect of these laws on the Company in the future.

EMPLOYEES

         As of September 30, 1998, Middle Bay employs twenty-seven full-time persons. Middle Bay employs eleven full-time persons in its Houston, Texas office, including four executive officers, whose functions are associated with management, engineering, geology, land and legal, accounting, financial planning and administration. Middle Bay employs four full-time persons in its Wichita, Kansas office, including one executive officer, a geologist, an engineer and an administrative assistant. Middle Bay also employs one full-time supervisor for well operations in Oklahoma and one full-time accountant in Mobile, Alabama.

PROPERTIES

         Real Estate Properties

         Middle Bay owns a historic home in Mobile, Alabama which previously served as its corporate office before the Company's relocation to Houston, Texas in November 1997. Middle Bay has listed the property for sale.

         Oil and Gas Properties

         More than 95% of Middle Bay's oil and gas properties, reserves and activities are located onshore in the continental United States, primarily in Alabama, Kansas, Louisiana, Oklahoma and Texas. Estimates of total proved net oil or gas reserves have not been filed with or included in reports to any federal authority or agency. There are no quantities of oil or gas subject to long-term supply or similar agreements with foreign governmental authorities.

         Middle Bay's largest oil and gas property, in terms of dollar value, is the Spivey Field acquired in the Bison Merger. The Spivey Field, located in Kingman and Harper Counties, South Central Kansas, was discovered in 1949. Development of oil and gas reserves from the Mississippian Chert Formation, at an average drilling depth of 4,250 feet, has been continual since discovery. Currently, approximately 585 active wells produce in the field. Great lateral extent, thick pay sections, and long-lived production characterize the reservoir.

         The Spivey Field has cumulative gas production of over 75,000 million cubic feet. Gas is marketed to the spot markets and to the Spivey Gas Plant (the "Plant"). Over 95% of Company gas is sold to the Plant under a life of the lease casinghead tailgate gas contract. Middle Bay owns approximately 11.5% ownership in the Plant and related gathering system. Warren Petroleum Company, L.P., and NGC Corporation jointly operate the Plant. Ownership in the Plant is redetermined annually, based on owner's throughput relative to total throughput. Plant liquids (propane, butane and natural gas) are marketed from the Plant to Murphy Energy. Residue gas is sold to KGE (f/k/a Kansas Power and Light) for a tailgate price of $2.91 per Mcf. The tailgate contract calls for an annual escalation of $0.02 per Mcf. The Btu factor for the residue gas is 1.042. Plant owners also receive the benefit of buying, stripping and reselling "non-owner" field gas.

         The Spivey Field has cumulative oil production of over 66.6 million barrels of oil. Lease oil is marketed to Koch Oil Company, via truck, and a bonus above posted prices is received.

         Middle Bay operates approximately 80 wells in the Spivey Field from a field office in Attica, Kansas, staffed by one foreman and two Company pumpers. All oilfield services are present in the field. Exploration, engineering and land functions are directed from the division office located in Wichita, Kansas. Middle Bay is continually developing its acreage position of approximately 8,500 gross acres.

         As of December 31, 1997, Middle Bay has identified and independent engineers have evaluated twenty-two proven undeveloped locations in the Spivey Field with a PV 10% value of approximately $2.4 million. At December 31, 1997, the Plant was valued by independent engineers at $2.9 million PV 10%.

         The following table shows proved oil and gas reserves by major field for Middle Bay's largest producing fields at December 31, 1997. The values represent the present value of estimated future net cash flows before income taxes, discounted at 10%, assuming unescalated expenses and prices of $16.18/Bbl and $2.54/MMBtu attributable to proved reserves at December 31, 1997, as determined by independent petroleum engineers. See "Experts."


                                                Discounted         Percentage          Oil            Gas
       Field Name/              Primary           Present           of Total        Reserves       Reserves
      County/State             Operator            Value          Present Value      (Bbls)          (Mcf)
      ------------             --------            -----          -------------      ------          -----
                                      (Dollars/quantities in thousands)

Spivey                          Company           $9,329              30.9%           993           11,415
Harper/Kingman, KS

Riceville Field                 Murphy             4,958              16.4%            50            2,244
Vermillion, LA

Hatters Pond                    Texaco             1,019               3.4%            71              187
Mobile, AL

Wright Field                   Hilcorp               735               2.4%            96              150
Vermilion, LA

Murphy Lake                  Amerada Hess            587               1.9%            99               --
St. Martin, LA

Lockhart Crossing                Amoco               488               1.6%            10              270
Livingston, LA

Polo Field                      Lu-Ray               481               1.6%           141                5
Noble, OK

Abbeville                       Company              473               1.6%             3              279
Vermilion, LA

Okeene N.W.                   Ricks Expl.            443               1.5%            11              507
Major, OK

N. Frisco City             Torch Energy              443               1.5%            33               32
Monroe, AL

Others                          Various           11,223              37.2%         1,426            3,330
                                                --------             -----          -----           ------

Total                                           $ 30,179             100.0%         2,933           18,419
                                                ========             =====          =====           ======


         As of December 31, 1997, the Bank has a first mortgage on all of the fields listed in the above table. The Bank also has a first mortgage on numerous additional fields not individually listed above which in total gives the Bank a first mortgage on approximately 75% of Middle Bay's total reserves (PV 10%) of $30,179,000 before income tax. Middle Bay is obligated, within five days of request by the Bank, to grant the Bank a first and prior mortgage on any oil and gas properties owned or acquired by Middle Bay.

         Louisiana Fee Mineral Acreage

         In the Shore Merger, Middle Bay acquired approximately 42,321 net mineral acres, situated in Terrebonne, Lafourche and St. Mary Parishes in Louisiana. Of the total acreage, 39,769 acres are non-producing and the remainder is held by production under existing leases. The nonproducing acreage is located in the following parishes: 20,587 in Terrebonne (Montegut and Houma areas), 11,128 acres in Lafourche (Raceland and Valentine areas) and 8,054 acres in St. Mary Parish (Charenton area). The nonproducing acreage currently under lease and/or option has expiration dates as follows: 17,835 acres in 1998 and 5,722 acres in 2000. As of December 31, 1997, 16,212 acres were not under lease. Royalty interest in the leases covering the nonproducing minerals ranges from 20% to 25%. The mineral servitude prescription dates are estimated by Middle Bay to be as follows: 620 acres prescribed in 1997, 6,226 acres in 1999, 5,286 acres in 2002, 4,145 acres in 2004, 1,121 acres in 2005, 1,145 acres held in perpetuity and the remaining acreage has prescription interrupted by production. Effective April 1, 1992, Shore Oil Company sold the production rights under tracts producing at that time and does not receive royalty income from the sale of oil or gas on those tracts. Over 80% of the nonproducing minerals have been covered by 3-D seismic shot by third parties and provided to Middle Bay at no cost. During the period July 1, 1997 through December 31, 1997, Middle Bay received approximately $975,000 in lease bonus, delay rental and seismic option income on the acreage. An independent oil and gas engineering firm valued the acreage as of June 30, 1997 at $3,627,000. One unsuccessful Exploratory Well in Lafourche Parish, the Shore Oil Company #1, was drilled on the fee mineral acreage in 1997 and abandoned in February, 1998.

         Productive Wells and Acreage

         The following table depicts the number of gross and net producing wells and related Developed and Undeveloped Acreage in which Middle Bay owned an interest for the period ended December 31, 1997 Undeveloped Acreage is oil and gas acreage (including, in certain instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

         Middle Bay's net Developed Acreage is located primarily in Oklahoma, Texas, Alabama, New Mexico and Kansas. Middle Bay's net Undeveloped Acreage is located in Kansas.


                                                             Acreage
                                               ------------------------------------
                                               Developed                Undeveloped
                                               ---------                -----------

                 Gross Acres                    239,646                    9,758
                 Net Acres                       20,337                    8,643

                                                         Productive Wells
                                                ---------------------------------
                                                  Oil                       Gas
                                                  ---                       ---
                 Gross Wells                    797.00                    184.00
                 Net Wells                       68.67                     30.13

         Excluded from the acreage data are approximately 44,041 net mineral acres owned by Middle Bay, all of which are considered to have potential for oil and gas exploration.

         Production, Prices and Costs

         Below is a summary of the net production of oil and gas, average sales prices and average production costs during each of the last three fiscal years. Middle Bay is not obligated to provide a fixed and determined quantity of oil and gas in the future under existing contracts or agreements. During the last three fiscal years, the Company has not had, nor does it now have, any long-term supply or similar agreements with governments or authorities.


                                                              Fiscal Years Ended December 31,
                                                          -----------------------------------------
                                                          1995             1996                1997
                                                          ----             ----                ----
         Crude Oil and Natural Gas Production:
             Oil (Bbls)                                  107,025          108,626           253,849
             Gas (Mcf)                                   916,954          982,709         1,929,298

         Average Sales Prices:
             Oil (per Bbl)                              $  16.17         $  20.26        $    18.38
             Gas (per Mcf)                              $   1.52         $   2.28        $     2.39

         Average Production Costs Per BOE(1)            $   5.25         $   5.36        $     6.69


(1) The components of production costs may vary substantially among wells, depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

        Drilling Activities

        During the periods indicated, Middle Bay drilled or participated in the drilling of the following productive and nonproductive Exploratory and Development Wells. All of Middle Bay's drilling and production activities are conducted with independent contractors.


                                                                Year Ended December 31,
                                                        --------------------------------------
                                                        1995              1996            1997
                                                        ----              ----            ----

         Exploratory Wells:
            Productive
               Gross                                     0               31                8
               Net                                       0                0.987            0.452
            Dry
               Gross                                     0               18               11
               Net                                       0                0.675            1.280
         Development Wells:
            Productive
               Gross                                     0                4               17
               Net                                       0                0.866            5.627
            Dry
               Gross                                     2                1                6
               Net                                       0.418            0.250            4.150
         Total Wells:
            Productive
               Gross                                     0               35               25
               Net                                       0                1.853            6.079
            Dry
               Gross                                     2               19               17
               Net                                       0.418            0.925            5.430

As of March 16, 1998, Middle Bay was drilling one Exploratory Well on the Sherburne Prospect.

         Reserves

         Note 11 to Middle Bay's financial statements presents, among other disclosures prepared pursuant to Statement of Financial Accounting Standards No. 69, the estimated net quantities of Middle Bay's proved oil and gas reserves and the standardized measure of discounted future net cash flows attributable to such reserves as of December 31, 1997. At December 31, 1997, Middle Bay's net Proved Reserves consisted of 2,933 thousand barrels of oil and 18,419 million cubic feet of gas, and net Proved Developed Reserves consisted of 2,580 thousand barrels of oil and 14,251 million cubic feet of gas. At December 31, 1997, the present value discounted at 10% for Middle Bay's Proved oil and gas reserves, before income taxes, was approximately $30,179,000. (See Note 11 to Middle Bay's financial statements for additional detail on the Company's oil and gas reserves.) Management of Middle Bay, however, cautions against using this data to determine the fair value of the Company's oil and gas properties or for any other purpose because the price of oil and gas can be volatile. The present value was computed using December 31, 1997 base oil prices of $16.18 per Bbl and base gas prices of $2.54 per MMBtu. Base prices were adjusted for certain properties that either received a price above or below the base price. There were no estimates or reserve reports of Middle Bay's proved oil and gas reserves filed with any governmental authority or agency during the year ended December 31, 1997.

         The following table sets forth the standardized measure (in thousands of dollars) of future net cash flows of Proved Reserves and total recoverable volumes of oil and gas from Proved Reserves attributable to Middle Bay's interest in oil and gas wells for the years ended December 31, 1997 through 1995:


                                                                     Recoverable Volumes
                                                                     -------------------
                                           Standardized             Oil               Gas
              Year Ended                      Measure             (MBbls)           (MMcf)
              ----------                      -------             -------           ------
           December 31, 1997                  $24,493              2,933            18,419

           December 31, 1996                  $17,863              1,389             8,964

           December 31, 1995                  $ 9,250                778             6,371

        The increases in the standardized measure from 1995 to 1996 and 1996 to 1997 are due primarily to the NPC Merger in 1996 and the Bison and Shore Mergers and Riceville Acquisition in 1997. For a detail of changes in oil and gas reserves for the year, refer to Note 11 to Middle Bay's financial statements.

PRO FORMA RESERVES AND PROPERTIES

        The following table provides information regarding Middle Bay's pro forma reserves and properties as of and for the year ended December 31, 1997, assuming consummation of the Exchange:


                                                                             As of and for the
                                                                                Year Ended
                                                                             December 31, 1997
                                                                             -----------------

         PRO FORMA PROVED RESERVES
                 Oil (Barrels)                                                     4,233,556
                 Natural gas (Mcf)                                                33,334,559
                 Standardized measure of discounted future
                     net cash flow(1)                                            $44,672,969

         PRO FORMA PRODUCTION
                 Oil (Barrels)                                                       531,078
                 Natural gas (Mcf)                                                 3,665,002

         PRO FORMA SALES PRICE
                 Oil ($/Barrel)                                                  $     17.76
                 Natural gas ($/Mcf)                                             $      2.44

         PRO FORMA LIFTING COST
                 Per equivalent barrel of production ($/BOE)                     $      6.80

         PRO FORMA PRODUCTIVE WELLS                                        Oil            Natural Gas
                                                                           ---            -----------
                 Gross                                                   11,942              1,331
                 Net                                                        149                 84

         PRO FORMA AVERAGE                                              Developed         Undeveloped
                                                                        ---------         -----------
                 Gross                                                   590,331            16,087
                 Net                                                      35,365            12,250

(1) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value of future net revenues after income taxes discounted at 10%.

         The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and adjustment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of crude oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variables and assumptions, including future prices of oil and gas, all of which may vary considerably from actual results. The reliability of such estimates is highly dependent upon the accuracy of the assumptions from which they were based.

LEGAL PROCEEDINGS

         Middle Bay is a defendant in various legal proceedings which are considered routine litigation incidental to the Company's business, the disposition of which management believes will not have a material effect on the financial position or result of operations of Middle Bay.


                       CORPORATE GOVERNANCE OF MIDDLE BAY

         The Middle Bay Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company, taking into consideration the interests of all shareholders. Members of the Board are kept informed of the Company's business by various reports sent or communicated to them regularly, as well as by operating and financial reports made at Board and Committee meetings by the President and other officers. During 1997, the full Board met three times. The Board has two Committees, an Audit Committee and a Compensation Committee. The Audit Committee met one time, and the Compensation Committee met twice.

         The Audit Committee's duties include recommending to the Board the selection of a firm of independent public accountants for approval by the shareholders at their Annual Meeting. In addition, the Committee confers with Middle Bay's independent public accountants to review the plan and scope of their proposed audit, as well as their findings and recommendations upon the completion of the audit. The Committee meets with the independent public accountants and with appropriate Company financial personnel regarding the Company's internal controls and financial policies. The Audit Committee currently consists of Gary R. Christopher, Frank E. Bolling, Jr. and Alvin V. Shoemaker. No member of the Audit Committee is an officer or employee of Middle Bay.

         The Compensation Committee is responsible for establishing and reviewing policies governing executive salaries, bonus and incentive compensation and the terms and conditions of employment of executives of Middle Bay. In addition, the Committee is responsible for the oversight of the Company's 1995 Stock

Option and Stock Appreciation Rights Plan and similar or other plans which may be maintained from time to time by the Company and has authority to grant options and awards under Middle Bay's 1995 Stock Option and Stock Appreciation Rights Plan, and oversees the Company's SEP/IRA retirement plan, the net profits interest incentive compensation plan established by Middle Bay in 1995 and the 40l(k) plan established in 1997 (see "Corporate Governance of Middle Bay - Executive Compensation"). The Committee coordinates with the appropriate financial, legal and administrative personnel of Middle Bay, as well as outside experts retained in connection with the administration of these plans. The Compensation Committee currently consists of John J. Bassett, President and Chief Executive Officer, and Messrs. Edward P. Turner, Jr. and Frank E. Bolling, Jr., neither of whom is an officer or employee of Middle Bay.

         During 1997, all incumbent directors attended all of the meetings of the Board of Directors. Attendance at those meetings was 100%. Attendance at the Committee meetings was 100%.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information concerning the present directors and executive officers of Middle Bay. All directors serve for a one-year term or until the annual meeting of shareholders of the Company held following their election:


                                                                                Director
                 Name                  Age          Position(s) Held              Since
                 ----                  ---          ----------------              -----
        John J. Bassett                39        Chairman, President and          1992
                                                 Chief Executive Officer

        C. J. Lett, III                40       Executive Vice President          1997
                                                      and Director

        Stephen W. Herod(1)            38      Vice President and Director        1997

        Edward P. Turner, Jr.          68               Director                  1992

        Frank E. Bolling, Jr.          38               Director                  1992

        Alvin V. Shoemaker (2)         59               Director                  1997

        Gary R. Christopher            48               Director                  1997


(1) Mr. Herod replaced Frank C. Turner, II effective July 3, 1997.
(2) Mr. Shoemaker replaced C. Noell Rather effective July 28, 1997.

               John J. Bassett has served as President and a director of the Company since 1992 and was elected Chairman of the Board of Directors in 1992. He served as President of the general partner of the Predecessor Partnership from 1987 to 1992. He also serves as a director and President of Bay City Energy Group, Inc., a principal shareholder of the Company.

               C. J. Lett, III has served as Executive Vice President for the Company since February 28, 1997. Mr. Lett is also President and a director of Bison Energy Corporation, a position he has held since 1981.

               Stephen W. Herod has served as Vice President - Corporate Development and a director of the Company since July 1, 1997. Mr. Herod served as President and a director of Shore Oil Company from April, 1992 until the merger of Shore and the Company on June 30, 1997. He joined Shore's predecessor as Controller in February, 1991. In addition, Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Mr. Herod was employed by Superior Oil Company as a financial analyst.

               Edward P. Turner, Jr. served as President of Bay City Minerals, Inc. from 1975 to 1987. He is a member of the Alabama State Bar, and for more than 25 years he has served as a managing partner of the law firm of Turner, Onderdonk, Kimbrough & Howell, P.A., in Chatom, Alabama. A substantial amount of his practice is devoted to oil and gas law. Mr. Turner also serves as a director of Bay City Energy Group, Inc.

               Frank E. Bolling, Jr. has been employed by Midstream Fuel Services, Inc. as Vice President of Retail Operations since February, 1995. Prior to his employment with Midstream, Mr. Bolling served as Vice President and General Manager of Dantzler Bulk Plant, Inc., a distributor for Chevron U.S.A., Inc. with annual sales in excess of $25 million. Mr. Bolling served as sales manager for Dantzler from 1987 to 1989. Prior to 1987, Mr. Bolling was employed by Bay City Minerals, Inc.

               Alvin V. Shoemaker is a former Chairman of the Board of First Boston Corporation and former President of Blyth Eastman Paine Webber. He has also worked for the U.S. Treasury. He has been Chairman of the Board of Trustees of the University of Pennsylvania, Vice Chairman of the Securities Industry Association and a director of Harcourt Brace Jovanovich, Royal Insurance of America, the Council on Foreign Relations and the Wharton School of Finance Board. Mr. Shoemaker is also a director of Hanover Compressor Company.

               Gary R. Christopher is Acquisitions Coordinator of Kaiser-Francis Oil Company, a position he has held since February, 1996. From 1991 to 1996, Mr. Christopher served as Senior Vice President and Manager of Energy Lending for the Bank of Oklahoma. He continues to serve as a consultant to the Bank of Oklahoma. Kaiser-Francis Oil Company owns 3,333,334 shares of Middle Bay's common stock.

COMPENSATION OF DIRECTORS

        Each director is paid an attendance fee of $500 for each meeting of the Board and of each Committee of the Board, and Middle Bay reimburses directors' documented travel and lodging expenses.

        Each nonemployee director is eligible for incentive awards under the 1995 Stock Option and Stock Appreciation Rights Plan. In January, 1998, the Board of Directors approved the Compensation Committee's recommendation to issue nonqualified stock options pursuant to the Plan to nonemployee directors, as follows (see "Executive Compensation"):


                                                        No. of                   Exercise
                          Name                      Optioned Shares               Price
                          ----                      ---------------               -----

                 Edward P. Turner, Jr.                  10,000                    $5.75
                 Frank E. Bolling, Jr.                  10,000                    $5.75
                 Gary R. Christopher                    10,000                    $5.75
                 Alvin V. Shoemaker                     10,000                    $5.75


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth the shares of Middle Bay's common and preferred stock beneficially owned by those persons known by the Company to be the beneficial owner of more than five percent of Middle Bay's issued and outstanding common and preferred stock as of December 31, 1997:


            Title of              Name and Address of           Amount and Nature of         Percent of
              Class                 Beneficial Owner            Beneficial Ownership            Class
              -----                 ----------------            --------------------            -----
             Common          C. J. Lett, III(1)                        1,197,556                13.8%
                             9320 East Central
                             Wichita, Kansas 67206

             Common          Kaiser-Francis Oil Company(1)             3,333,334                38.3%
                             6733 South Yale
                             Tulsa, Oklahoma 74136

             Common          Weskids, L.P.(2)                            843,687                10.0%
                             310 South Street
                             Morristown, NJ  07960

             Common          Weskids, Inc.                               843,687                10.0%
                             310 South Street
                             Morristown, NJ  07960

             Common          Alvin V. Shoemaker(1)                       661,222                 8.9%
                             8800 First Avenue
                             Stone Harbor,NJ  08247

            Series B         Weskids, L.P.(2)                            117,467                44.1%
            Preferred        310 South Street
                             Morristown, NJ  07960

            Series B         Weskids, Inc.                               117,467                44.1%
            Preferred        310 South Street
                             Morristown, NJ  07960

            Series B         Alvin V. Shoemaker(1)                       117,466                44.1%
            Preferred        8800 First Avenue
                             Stone Harbor, NJ  08247

            Series B         Stephen W. Herod(1)                          15,867                 5.9%
            Preferred        1110 Briar Ridge Drive
                             Houston, TX  77057

            Series B         W. Tim Sexton(1)                             15,867                 5.9%
            Preferred        12010 Winwood
                             Houston, TX  77024

(1) The nature of the beneficial ownership is sole voting and investment power.

(2) Weskids, L.P. is presently the beneficial owner and has sole voting and disposition power of 843,687 shares of common stock and 117,467 shares of Series B Preferred immediately convertible into not less than 117,467 shares of the Company's common stock. The exact conversion ratio is determined by the terms of the Shore Merger. Weskids, Inc. is the general partner of Weskids, L.P. and effectively controls Weskids, L.P. The officers and directors of Weskids, Inc. are as follows: J. Peter Simon, director; William Edward Simon, Jr., director; Michael B. Lenard, President; Mark J. Butler, Vice President/Treasurer; and Christine W. Jenkins, Secretary.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth the shares of Middle Bay's common stock beneficially owned by each director and executive officer and all directors and executive officers as a group, all as of September 30, 1998:


    Conv. Preferred         Common        Name and Address of          Amount and Nature of        Percent of
       & Options            Stock          Beneficial Owner            Beneficial Ownership(6)        Class
       ---------            -----          ----------------            --------------------           -----

        152,000              24,711       John J. Bassett                     176,711                 2.0%
                                          4326 Noble Oak Trail
                                          Houston, TX  77059

         94,500              21,296       Frank C. Turner, II                 115,796                 1.4%
                                          1406 Tallow Court
                                          Seabrook, TX  77586

        114,500               6,996       Robert W. Hammons                   121,496                 1.4%
                                          915 Kentbury Court
                                          Katy, TX  77450

          8,000               5,000       Lynn M. Davis                        13,000                 0.1%
                                          121 Donna Circle
                                          Daphne, AL  36526



         34,734             376,241       Edward P. Turner, Jr.(1)            410,975                 4.7%
                                          100 Central Avenue
                                          Chatom, AL  36518

         15,000           1,182,556       C. J. Lett, III(2)                1,197,556                13.8%
                                          9320 East Central
                                          Wichita, KS  67206

         34,734                  --       Frank E. Bolling, Jr.                34,734                 0.4%
                                          3830 Kendale Drive
                                          Gautier, MS  39553

             --              12,000       Gary R Christopher(3)                12,000                 0.1%
                                          6733 South Yale
                                          Tulsa, OK  74136

        117,466             661,222       Alvin V. Shoemaker(4)               778,688                 8.9%
                                          8800 First Avenue
                                          Stone Harbor, NJ  08247

         15,867             109,816       Stephen W. Herod(5)                 125,683                 1.4%
                                          1110 Briar Ridge Drive
                                          Houston, TX  77057

                                          All executive officers and
                                          directors as a group
                                          (10 persons)                      2,991,139                34.3%


(1) Includes 362,803 shares owned by Bay City Energy Group, Inc. in which Mr. Turner has indirect voting control but not a direct beneficial interest, and 13,438 shares over which Mr. Turner has sole voting and dispositive power.

(2) Mr. Lett was named Executive Vice President of Middle Bay on February 28, 1997 in connection with the Bison Merger (see "Certain Relationships and Related Transactions").

(3) Mr. Christopher is an officer of Kaiser-Francis Oil Company which is the beneficial owner of 3,333,334 of Middle Bay's common shares.

(4) Consists of 117,466 shares of Series B Preferred Stock convertible into 117,466 common shares of Middle Bay (see "Certain Relationships and Related Transactions").

(5) Consists of 15,867 shares of Series B Preferred Stock convertible into 15,867 common shares of Middle Bay. Mr. Herod was named Vice President - Corporate Development and a director of Middle Bay in connection with the Shore Merger (see "Certain Relationships and Related Transactions").

(6) The nature of beneficial ownership for all shares is sole voting and investment power.

CHANGES IN CONTROL

         There are no arrangements known to management which may result in a change in control of Middle Bay.

EXECUTIVE COMPENSATION

         Summary Compensation Table

         The following table sets forth the aggregate cash compensation earned by and paid to Middle Bay's executive officers for the periods ended December 31, 1995 through December 31, 1997:


                                               Annual Compensation                            Long-Term Compensation
                                   -----------------------------------------                  ----------------------
                                                                                              Awards         Payouts
                                                                                              ------         -------
                                                                                            Securities
                                                                                            Underlying
                                                                                  Restr.     Options/                    All Other
      Name and                                                  Other Annual       Stock       SARs          LTIP      Compensation
  Principal Position      Year     Salary ($)     Bonus ($)     Compensation     Awards($)      (#)       Payouts ($)       ($)
  ------------------      ----     ----------     ---------     ------------     ---------      ---       -----------       ---
John J. Bassett           1997        95,521       6,001             --           129,545      132,000        --          13,032
President &               1996        58,075          --             --                --       20,000        --           2,271
Chief Executive           1995        56,250          --             --                --           --        --          11,371
Officer

Frank C. Turner, II       1997        85,729       6,000             --            57,960       94,500        --          16,250
Vice President &          1996        54,458          --             --                --       20,000        --           2,174
CFO                       1995        50,083          --             --                --           --        --          10,775

Robert W. Hammons         1997        85,729       6,000             --            57,960       94,500        --          12,500
Vice President -          1996        58,075          --             --                --       20,000        --           2,271
  Engineering             1995        56,250          --             --                --           --        --          11,360


         Compensation Under Plans

         Middle Bay established a SEP/IRA retirement plan (the "Plan") in 1993 which allows for a maximum discretionary Company contribution of 15% of total wages paid to employees for the year. For the years ended December, 1997 through 1995, Middle Bay contributed a total of $51,500, $5,000 and $30,000, respectively, to the Plan, including $32,064, 3,068 and $18,505 for all executive officers as a group since the Plan's inception.

         Middle Bay established a 401(k) plan in October, 1997, which allows for voluntary contributions by the employees and the employer. No Company contributions were made in 1997.

         In March, 1995, the Board of Directors adopted an employee incentive compensation plan whereby the proceeds equivalent to 1% net profits interest (the "net profits interest") in all oil and gas properties, drilling prospects and acquisitions and divestitures acquired or made after January 1, 1994 are paid into a fund for incentive compensation awards to eligible employees.

         The net profits interest on property acquisitions and drilling prospects are calculated on the monthly gross profit which is defined as revenues from oil and gas sales, less direct operating expenses, attributable to the Company's working or royalty interest in an individual property. Direct operating expenses include landowner's royalty, overriding royalty and all costs of production, equipment, operating expenses and taxes. On drilling prospects, the net profits interest will not include costs of drilling, testing and completing the well, the costs of acreage and costs of geological or geophysical work. For divestitures, the net profits interest will be calculated on the gross sales price, less any direct costs of the sale of an individual property.

         To qualify for an award as an "eligible employee," as presently established by the Compensation Committee, an employee must be employed by Middle Bay on October 1 and December 31 of the calendar year and have been recommended by the Compensation Committee to receive an award. For the years ended December 31, 1996 and 1995, Middle Bay paid $6,916 and $30,000, respectively, to employees through the employee incentive plan, including $4,897 and $21,245 for all executive officers as a group. No amount was paid into the employee incentive plan in 1997.

         Middle Bay has no other retirement, pension/profit-sharing or other deferred compensation.

         Option Grants in Last Fiscal Year

         The 1995 Stock Option and Stock Appreciation Rights Plan (the "Plan") is administered by the Compensation Committee (the "Committee") of the Board of Directors. At least two members of the Committee must be disinterested nonemployee directors. The Committee is authorized to determine the employees, including officers, to whom options or rights are granted. Each option or right granted shall be on such terms and conditions consistent with the Plan as the Committee may determine, but the duration of any option or right shall be not greater than ten years or less than five years from the date of grant.

         Options or rights grants shall be made under the Plan only to persons who are officers or salaried employees of Middle Bay or are nonemployee directors. The aggregate number of shares of common stock of the Company which could be subject to options or rights under the Plan during 1997 was 500,000. During the fiscal year ended December 31, 1997, options covering 295,000 shares were issued under the Plan.

         The option price of shares covered by options granted under the Plan may not be less than the fair market value at the time the option is granted. The option price must be paid in full in cash or cash equivalent at the time of purchase or prior to delivery of the shares in accordance with cash payment arrangements acceptable to the Committee. If the Committee so determines, the option price may also be paid in shares of the Company's common stock already owned by the optionee. The Committee has discretion to determine the time or times when options become exercisable, within the limits set forth in the Plan. All options and rights granted under the Plan will, however, become fully exercisable if there is a change in control (as defined in the Plan) of Middle Bay.

         The following table provides certain information with respect to all options granted during the fiscal year ended December 31, 1997 to any executive officer or director of Middle Bay; 295,000 options were granted under the Plan and 225,000 were granted outside of the Plan:


                                           INDIVIDUAL GRANTS

                                   Number of
                                  Securities           % of Total
                                  Underlying          Options/SARs
                                   Options/            Granted to
                                     SARS             Employees in        Exercise or Base       Expiration
           Name                   Granted (#)          Fiscal Year          Price ($/Sh)            Date
           ----                   -----------          -----------          ------------            ----
     John J. Bassett               100,000                19.0%                 5.50              2/13/2007
                                    32,000                 6.0%                 6.00               2/6/2007

     Frank C. Turner, II            62,500                12.0%                 5.50              2/13/2007
                                    32,000                 6.0%                 6.00               2/6/2007

     Robert W. Hammons              62,500                12.0%                 5.50              2/13/2007
                                    32,000                 6.0%                 6.00               2/6/2007

     Lynn M. Davis                   8,000                 2.0%                 6.00               2/6/2007

     Edward P. Turner, Jr.*         21,400                 4.0%                 6.00               2/6/2007

     Frank E. Bolling, Jr.*         21,400                 4.0%                 6.00               2/6/2007

     C. Noell Rather**              21,200                 4.0%                 6.00               2/6/2007

*Nonemployee director
**Former nonemployee director


         Aggregated Option Exercises in Last Fiscal Year and
         Option Value Table as of December 31, 1997

         The following table sets forth certain information concerning each exercise of stock options during the year ended December 31, 1997, by each of the named executive officers and directors and the aggregated fiscal year-end value of the unexercised options of each such named executive officer and director:


                                                        INDIVIDUAL GRANTS

                                                                       Number of Securities           Value of Unexercised
                                                                      Underlying Unexercised              In-the-Money
                                                                          Options/SARs at                Options/SARs at
                                 Shares                                     FY End (#)                     FY End ($)
                                Acquired           Value              -----------------------        -----------------------
         Name                on Exercise (#)     Realized ($)         Exer.           Unexer.        Exer.           Unexer.
         ----                ---------------     ------------         -----           -------        -----           -------
John J. Bassett                      --                  --              --           152,000             --         728,000

Frank C. Turner, II              20,000             115,000          20,000            94,500        150,000         409,250

Robert W. Hammons                    --                  --              --           114,500             --         559,250

Lynn M. Davis                     5,000              38,750              --             8,000         37,500          32,000

Edward P. Turner, Jr.*               --                  --              --            34,734             --         185,600

Frank E. Bolling, Jr.*               --                  --              --            34,733             --         185,600

*Nonemployee director


EMPLOYMENT AGREEMENTS

        Mr. Bassett and Mr. Hammons in January, 1997, signed employment agreements with Middle Bay which extend through January 31, 2002 and January 31, 2000, respectively, with automatic one-year extensions upon each anniversary date of the employment agreement thereafter unless either party gives at least 30 days' notice of termination. Each employment agreement is terminable by Middle Bay before expiration of the term if such termination is for cause (as specified in the employment agreement). The executive employment agreements provide for an annual salary of not less than the base salaries of $95,000 and $85,000, respectively, which amounts may be adjusted from time to time by the Board of Directors upon the recommendation of the Compensation Committee. They also provide for fringe benefits in accordance with the Company's policies adopted from time to time for salaried executive employees holding comparable positions.

         Mr. Herod executed an employment agreement with Middle Bay with an effective date of July 1, 1997 and extending through June 30, 1999, with automatic one-year extensions upon each anniversary date of the employment agreement thereafter unless either party gives at least 30 days' notice of termination. The employment agreement is terminable by the Company before expiration of the term if such termination is for cause (as specified in the employment agreement). The executive employment agreement provides for an annual salary of not less than the base salary of $100,000, which amount may be adjusted from time to time by the Board of Directors upon the recommendation of the Compensation Committee. It also provides for fringe benefits in accordance with Middle Bay's policies adopted from time to time for salaried executive employees holding comparable positions.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934 requires Middle Bay's directors and executive officers and any persons who own more than 10% of Middle Bay's common stock to file with the Securities and Exchange Commission reports of ownership and changes in ownership of such securities. Based on representations from such persons, Middle Bay believes that there was no failure to file or delinquent filings under Section 16(a) of the Securities Exchange Act of 1934 by any officer, director or beneficial owner of 10% or more of Middle Bay's common stock during 1997.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Edward P. Turner, Jr., a director of Middle Bay, is managing partner of the law firm of Turner, Onderdonk, Kimbrough & Howell, P.A., the Company's general counsel for certain corporate and oil and gas matters. For the years ended December 31, 1995 through 1997, Middle Bay paid legal fees to Mr. Turner's firm of $787, $1,560 and $2,874, respectively, for legal services. Mr. Turner's firm charges the Company for its services on the same basis as it charges other business clients for similar services rendered. Middle Bay intends to continue to use Mr. Turner's firm as its primary local counsel in Alabama and will pay reasonable fees for such future services.

        Bay City Energy Group, Inc., is presently indebted to Middle Bay in the amount of $166,165 ($139,005 of principal and $27,160 of accrued interest). The note payable was renegotiated on December 31, 1995 and is due in full on January 1, 2001, plus interest at an annual fixed rate of 5%. The note payable is secured by 75,000 shares of Middle Bay's common stock. Edward P. Turner, Jr., a director of Middle Bay, has indirect voting control but not a beneficial interest in Bay City Energy Group, Inc.

         On September 4, 1996, Middle Bay signed a stock purchase agreement with Kaiser Francis Oil Company ("the Preferred Stock Agreement"). Kaiser-Francis agreed to purchase 1,666,667 shares of Series A Preferred Stock ("Series A Preferred") at $6.00 per share, for a total investment of $10,000,000. The Series A Preferred is nonvoting and accrues dividends at 8% per annum, payable quarterly in cash. The Series A Preferred is convertible at any time after issuance into shares of common stock at the rate of two shares of common stock for each share of Series A Preferred before January 1, 1998. The conversion rate decreases thereafter at 8% per annum. On January 31, 1998, Kaiser-Francis converted all 1,666,667 Series A Preferred shares it held into 3,333,334 shares of Middle Bay's common stock. Prior to such conversion, Kaiser-Francis owned none of the issued and outstanding common shares. Subsequent to the conversion, Kaiser-Francis' shares represent 42.57% of the issued and outstanding shares of common stock. Gary R. Christopher, a director of Middle Bay, serves as Acquisitions Coordinator of Kaiser-Francis Oil Company.

         In December, 1996, Middle Bay entered into an Agreement and Plan of Merger (the "NPC Merger") with NPC Energy Corporation ("NPC"). Pursuant to the Merger, Middle Bay issued 562,000 shares of its common stock and paid $1,226,400 to certain of NPC's shareholders. Series A Preferred Stock in the amount of $1.0 million under the Preferred Stock Agreement was sold to finance the cash portion of the purchase price.

         In February, 1997, Middle Bay entered into an Agreement and Plan of Merger (the "Bison Merger") with Bison Energy Corporation ("Bison"), whereby Bison was merged with a wholly-owned subsidiary of the Company in exchange Middle Bay common stock and cash. Pursuant to the Bison Merger, Middle Bay issued 1,167,556 shares of its common stock and net cash consideration of $5,900,000 to C. J. Lett, III in exchange for all of the stock of Bison. 562,000 shares of Middle Bay common stock owned by Bison (as a result of the NPC Merger) were canceled at closing. Mr. Lett became Executive Vice President of Middle Bay on February 28, 1997 and is a director of the Company.

         On June 20, 1997, Middle Bay entered into an Agreement and Plan of Merger (the "Shore Merger") with Shore Oil Company ("Shore"), whereby Shore was merged with a wholly-owned subsidiary of Middle Bay in exchange for Middle Bay common stock, Series B Preferred Stock (the "Series B Preferred"), cash and the assumption of Shore debt. Shore was privately held principally by Weskids, L.P. and Alvin V. Shoemaker. Shore's assets consist of oil and gas properties located primarily in Alabama, Louisiana, Mississippi and Texas, as well as approximately 42,000 net mineral acres in LaFourche, Terrebonne and St. Mary Parishes, South Louisiana. Pursuant to the Shore Merger, Middle Bay issued 1,883,333 shares of its common stock, paid Shore's indebtedness to its shareholders of $2,333,303 and assumed bank debt of $2,105,000. In addition, Middle Bay paid $200,000 in cash and issued 266,667 shares of Series B Preferred which are convertible into as many as 1,333,333 shares of common stock over the next five years, contingent upon the results of drilling and leasing activity on Shore's Louisiana mineral acreage. In connection with the merger, Messrs. Shoemaker and Herod were appointed as directors, replacing Frank C. Turner and C. Noell Rather. Mr. Herod was also appointed as Vice President - Corporate Development.


                           BUSINESS OF THE PARTNERSHIP

GENERAL

         Enex Consolidated Partners, L.P. (the "Partnership") was formed under the New Jersey Uniform Limited Partnership Law (1976) on June 30, 1997 from the combination of thirty-four Enex Oil and Gas Limited Partnerships, consisting of Enex Program I Partners, L.P., four partnerships in Enex Oil & Gas Income Program II, the eight partnerships in Enex Oil & Gas Income Program III, six partnerships in Enex Oil & Gas Income Program IV, the five partnerships in Enex Oil & Gas Income Program V, Enex Oil & Gas Income Program VI - Series 1, L.P., the three partnerships in Enex Income and Retirement Fund, three partnerships in Enex 88-89 Income and Retirement Fund, and the three partnerships in Enex 90-91 Income and Retirement Fund (collectively the "Predecessor Partnerships").

         The historical information presented herein consists of the cumulative historical totals of the Predecessor Partnerships for the year ended December 31, 1996 and for the six months ended June 30, 1997. The amounts for the six months ended December 31, 1997 are the result of the operations of the Partnership.

         The Partnership is engaged in the oil and gas business through the ownership of various interests in producing oil and gas properties, as detailed below. If warranted, the Partnership may further develop its oil and gas properties. However, the Partnership does not intend to engage in significant drilling activities. Such activities may be conducted, however, as an incidental part of the management of producing properties or with a view toward enhancing the value of producing properties. In no event will the Partnership engage in exploratory drilling, or use any of the limited partners' net revenues to fund exploratory drilling activities. Any developmental drilling will be financed primarily through third party borrowings or with funds provided from operations. The expenses of drilling, completing and equipping and operating development wells are allocated 96% to the limited partners and 4% to the general partner. See Note 1 to the Financial Statements for information relating to the allocation of costs and revenues between the limited partners and the general partner, Enex Resources Corporation ("Enex"). The Partnership's operations are concentrated in a single industry segment.

         The Partnership owns royalty interests in certain oil and gas properties. A "royalty interest" is an interest retained by the lessor in the lease and payable out of 100% of proceeds before deducting any other interests. The Partnership also owns overriding royalty interests in certain oil and gas properties. An "overriding royalty interest" is an interest in a property which was carved out of the working interest that is not subject to most operating costs associated with the property. The Partnership also owns working interests in certain oil and gas properties. A "working interest" is a portion of the operating interest which is subject to most of the costs associated with a well.

         The principal executive office of the Partnership is maintained at Suite 200, Three Kingwood Place, Kingwood, Texas 77339. The telephone number at this office is (281) 358-8401. The Partnership has no regional offices.

         The Partnership has no employees. On September 30, 1998, Enex employed six persons.

MARKETING

         The marketing of oil and gas produced by the Partnership is affected by a number of factors which are beyond the Partnership's control, the exact nature of which cannot be accurately predicted. These factors include the quantity and price of crude oil imports, fluctuating supply and demand, pipeline and other transportation facilities, the marketing of competitive fuels, state and federal regulation of oil and gas production and distribution and other matters affecting the availability of a ready market. All of these factors are extremely volatile.

         Gulfmark Inc. accounted for 11% of the Partnership's total sales in 1997. No other purchaser individually accounted for more than 10% of such sales.

         The operators of the Partnership's major properties are noted below. Although a significant portion of the Partnership's properties were operated by a limited number of operators, this concentration does not pose a significant risk since the Partnership's rights are secured by joint operating agreements.

ENVIRONMENTAL AND CONSERVATION REGULATION

         State regulatory authorities in the states in which the Partnership owns producing properties are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas for owners of a common reservoir. Each of such regulatory authorities also regulates the amount of oil and gas produced by assigning allowable rates of production, which may be increased or decreased in accordance with supply and demand. Requirements regarding the prevention and clean-up of pollution and similar environmental matters are also generally applicable. The costs, if any, the Partnership may incur in this regard cannot be predicted.

         The existence of such regulations has had no material adverse effects on the Partnership's operations to date, and the cost of compliance has not yet been material. There are no material administrative or judicial proceedings arising under such laws or regulations pending against the Partnership. The Partnership is unable to assess or predict the impact that compliance with environmental and pollution control laws and regulations may have on its future operations, capital expenditures, earnings or competitive position.

TAX LAWS

         The operations of the Partnership are affected by the federal income tax laws contained in the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, generally, the Partnership will report income from the sale of oil and gas, against which it may deduct its ordinary business expenses, depletion, depreciation and intangible drilling and development costs.

         It is anticipated that most of the Partnership's income, if any, will be from a "passive activity" for purposes of the Code. A passive activity includes an activity in which the taxpayer does not materially participate, including the ownership of a limited partnership interest such as an interest in the Partnership. "Passive income," however, does not include portfolio income (i.e. dividend, interest, royalties, etc.). Although taxpayers generally may not deduct losses or use tax credits derived from passive activities in an amount greater than their income derived from such activities, if and to the extent that the Partnership generates passive income, it will be available to offset the limited partners' passive losses from other sources.

         Partnerships with interests that are "publicly traded" are taxed as corporations unless at least 90% of their income is "qualifying income." Passive income or loss from publicly traded partnerships that are not taxed as corporations generally cannot be applied against passive income or loss from other sources. As stated in Item 5 of the Partnership's Annual Report, there is no established public trading market for the Partnership's limited partnership interests. In addition, the Partnership derives more than 90% of its income from oil and gas activities, which constitutes qualifying income from oil and gas activities, which constitutes qualifying income within the meaning of section 7704(d) of the Code. Therefore, the Partnership should not be affected by the publicly traded partnership rules.

         In order to prevent the adverse tax consequences that would affect the limited partners if the Partnership's limited partnership interests were to become publicly traded in the future, the General Partner may, after final regulations have been issued by the Internal Revenue Service, submit to a vote of limited partners a proposal to amend the Partnership's Agreement of Limited Partnership to provide, among other things, (a) that Enex shall have the right to refuse to recognize any transfer of limited partnership interests if it believes that such transfer occurred on a secondary market or the substantial equivalent thereof; and (b) that all assignors and assignees of the limited partnership interests shall be required to represent to Enex that any transfer of limited partnership interests did not, to the best of their knowledge, occur on a secondary market or the substantial equivalent thereof.

PROPERTIES

         On June 30, 1997, the Predecessor Partnerships transferred all of their assets to the Partnership, subject to corresponding liabilities. These properties continue to be operated by the Partnership as they were operated by the Predecessor Partnerships. Presented below is a brief description of the Partnership's major property holdings, all of which were transferred to it by the Predecessor Partnerships.

                 Concord. The Concord acquisition consists of working interest and royalty interest in more than 10,600 wells in 137 counties in Texas, with very minor interests in 12 other states.

                 H.N.G. The H.N.G. acquisition began with the purchase of overriding royalty interests in over 300 gas wells in Texas, New Mexico, and Oklahoma and culminated five transactions later with the last purchase of overriding royalty interests in these properties. The H.N.G. acquisition is operated by eight different oil and gas companies. The Partnership owns working interests ranging from .104% to 8.999% in the H.N.G. acquisition at December 31, 1997.

                 East Seven Sisters. The East Seven Sisters acquisition was comprised of six transactions in which parts of a mineral interest and the associated royalty interest in the Gorman Gas Unit in the East Seven Sisters Field, Duval County, Texas were acquired. The East Seven Sisters acquisition is operated by Vastar Resources Inc. The Partnership owns a 9.81% royalty interest in the East Seven Sisters acquisition at December 31, 1997.

         The Partnership has thirty additional acquisitions which were transferred from the Predecessor Partnerships. In total, the Partnership has interests in 11,118 oil well properties and 1,078 gas well properties which are primarily located in Texas, Oklahoma and Louisiana.

OIL AND GAS RESERVES

         For quantitative information regarding the Partnership's oil and gas reserves, please see Supplementary Oil and Gas Information and related tables which follow the Notes to Financial Statements of Enex Consolidated Partners, L.P. The Partnership has not filed any current oil and gas reserve estimates or included any such estimates in reports to any federal or foreign governmental authority or agency, including the Securities and Exchange Commission.

         Proved oil and gas reserves reported herein are based on engineering reports prepared by the petroleum engineering consulting firm of H. J. Gruy and Associates, Inc. The reserves included in this report are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all reserves may be subject to revision as more performance data become available. The proved reserves used in this report conform to the applicable definitions promulgated by the Securities and Exchange Commission. No major discovery or other favorable or adverse event that could potentially cause a significant change in the estimated proved reserves has occurred since December 31, 1997.

NET OIL AND GAS PRODUCTION

         The following table shows for the years ended December 31, 1997 and 1996, the approximate production attributable to the Predecessor Partnerships' and the Partnership's oil, gas, and gas plant product interests. The figures in the table represent "net production," i.e., production owned by the Predecessor Partnerships and the Partnership and produced to their interest after deducting royalty and other similar interests. All production occurred in the United States.


                                                                  1997            1996
                                                                  ----            ----
               Crude oil and condensate (Bbls)                    323,231         368,484
               Natural gas (Mcf)                                1,765,438       1,865,875
               Natural gas liquids (Bbls)                          33,019          34,316
               Natural gas - gas plant sales (Mcf)                220,193         232,825



         The following table sets forth the Predecessor Partnerships' and the Partnership's average sales price per barrel of oil, per Mcf of gas, and average production cost per equivalent barrel of production for the years ended December 31, 1997 and 1996:


                                                                  1997            1996
                                                                  ----            ----
               Average sales price per barrel of oil            $ 17.72         $ 19.40
               Average sales price per Mcf of gas                  2.51            2.29
               Average production cost per equivalent
                   barrel of production                            6.73            6.27
               Average sales price per barrel of natural
                   gas liquids(1)                                 12.16           13.34
               Average sales price per Mcf of gas plant
                   gas sales(1)                                    2.73            1.96
               Average production cost per equivalent
                   barrel of gas plant production(1)(2)           11.61            9.06


(1) Natural gas liquid production was obtained through gas processing plant ownership rather than through leasehold ownership.

(2)      Includes cost of gas purchases.

LEGAL PROCEEDINGS

         A Predecessor Partnership was named as a party to a suit filed by Texas Crude, Inc. ("Texas Crude"). In the suit, Texas Crude sought to recover legal and other fees totaling $600,000. In August 1993, a judgement was granted in favor of Texas Crude for $414,203 plus interest by the 101st Judicial District Court of Texas. The Partnership recognized a contingent liability at December 31, 1993 for $504,350.

         The Partnership appealed the verdict and filed a counterclaim for funds that were wrongfully withheld by Texas Crude. In December 1994, the Fifth District Court of Appeals reversed the judgement of the trial court and rendered judgement in favor of the Partnership, in which the Partnership will recover $163,019 from Texas Crude plus interest. Accordingly, the contingent liability, initially recognized in 1993, was reversed in December 1994 and a receivable for $254,588 was established in 1994.

         Both the Partnership and Texas Crude have filed Motions for Rehearing, which have been pending for more than a year. The accrued receivable balance at December 31, 1997 was $338,860.

         There are no other material pending legal proceedings to which the Partnership is a party or to which any of their properties are subject.

MARKET FOR COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS

         There is no established public trading market for the Partnership's outstanding Units.

NUMBER OF EQUITY SECURITY HOLDERS


                                                               Number of Record Holders
                 Title of Class                               (as of September 30, 1998)
                 --------------                               --------------------------
                 General Partner's Interests                              1

                 Limited Partnership Interests                          10,360


DISTRIBUTIONS

         The Partnership and its Predecessor Partnerships made cash distributions to limited partners of $4,593,955 and $2,464,947 in 1997 and 1996, respectively, and through October, 1998, cash distributions have been $3,068,166. This equated to $4.17 and $2.24 per Unit in 1997 and 1996, respectively, and $2.78 per Unit in 1998 through October. The payment of future distributions will depend on the Partnership's earnings, financial condition, working capital requirements and other factors, although it is anticipated that regular quarterly distributions will continue through 1998.

                                  LEGAL MATTERS

         The validity of the issuance of the securities to be issued pursuant to the Exchange Offer will be passed upon for Middle Bay and certain federal income tax matters relating to the Exchange Offer will be passed upon for Middle Bay by Thrasher, Whitley, Hampton & Morgan, Atlanta, Georgia.


                   DESCRIPTION OF MIDDLE BAY EQUITY SECURITIES

         Middle Bay's Articles of Incorporation authorize 20,000,000 shares of common stock, $0.02 par value per share, and 10,000,000 shares of preferred stock, $0.02 par value per share.

COMMON STOCK

         As of September 30, 1998, there were 8,530,592 shares of common stock outstanding, held by approximately 1,000 registered holders.

         In all matters to come before the shareholders, holders of common stock have one vote per share. Holders of common stock are not entitled to cumulative votes, which means that the holders of a majority of the total voting power of such shares can elect all of the directors entitled to be elected by the holders of common stock. In the event of liquidation of the Company, the holders of common stock are entitled to receive, on a pro-rata basis, all of the assets then legally available for distribution, subject to any preferential rights of the holders of preferred stock.

         The holders of common stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor, subject to any preferential dividend rights of the holders of any preferred stock which may be outstanding or issued in the future or any credit agreements or other contracts restricting payment of dividends. The shares of common stock are not subject to redemption, and the holders of the common stock have no preemptive or subscription rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

         As of September 30, 1998, there were 266,667 shares of preferred stock which have been designated Series B Preferred by the Board of Directors, of which 266,667 shares were issued in connection with the Shore Merger (see "Certain Relationships and Related Transactions") and are presently outstanding; and there are 2,346,400 shares of preferred stock which have been designated as Series C Preferred, none of which are presently issued and outstanding, but which are expected to be issued in connection with the Exchange. The 1,666,667 Series A Preferred shares which were issued and outstanding in 1997 were converted into 3,333,334 shares of common stock of Middle Bay on January 31, 1998 (see "Certain Relationships and Related Transactions"). The Series B Preferred shares are nonvoting but are convertible into as many as 1,333,333 shares of common stock, contingent upon the results of drilling and leasing activity on mineral acreage in South Louisiana acquired in the Shore Merger. Additional shares of authorized preferred stock may be issued from time to time by the Board of Directors in one or more series, with each series having such designation rights (including voting rights or the absence thereof) and preferences as may be determined by the directors.

         The Series C Preferred is generally nonvoting; however, holders of Series C Preferred are entitled to a vote on any amendment, alteration or repeal of any provisions of Middle Bay's Articles of Incorporation adversely affecting their rights and preferences as preferred stockholders; provided, however, that the issuance by Middle Bay of additional series of preferred stock will not be deemed to adversely affect the rights and preferences of the holders of Series C Preferred, so long as any such series of preferred stock ranks junior to or on a parity with the Series C Preferred. The Middle Bay Articles of Incorporation provide that, so long as any shares of Series C Preferred are outstanding, Middle Bay shall not issue any class or series of stock which would entitle the holders thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series C Preferred shares. The Series B Preferred shares rank in parity with the Series C Preferred shares with regard to preferences upon liquidation, dissolution or winding up of Middle Bay.

         At any time from and after the Effective Date, the holders of Series C Preferred shares will have the right to convert each share of Series C Preferred into one share of Middle Bay common stock (as such conversion rate may be adjusted as a result of any dividend, subdivision or combination of Middle Bay common stock).

         The holders of Series C Preferred shares are also entitled to receive cumulative cash dividends in an amount per share of $.50 per annum, payable semi-annually on March 31st and September 30th of each year (measured by the fiscal year of Middle Bay). No dividends may be authorized or paid or set apart for payment or other distribution of cash or other property authorized or made directly or indirectly by Middle Bay with respect to any shares of Middle Bay common stock or other junior securities of Middle Bay unless the full cumulative dividends on all outstanding shares of Series C Preferred shall have been paid or such dividends have been authorized and set apart for payment with respect to the Series C Preferred shares.

         Prior to January 1, 2000, shares of Series C Preferred will not be subject to redemption by Middle Bay. On and after January 1, 2000, Middle Bay may redeem all or a portion of the Series C Preferred, at its option, at a purchase price of $5.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends, if any, to the date of redemption, subject to the holders' rights to convert. If Middle Bay elects to redeem all or a portion of the shares of Series C Preferred, it is required by the Articles of Incorporation to select the date on which such redemption will occur (the "Call Date") and must give notice to all holders of Series C Preferred shares of record not less than 30 days nor more than 60 days prior to the Call Date of (a) the Call Date, (b) the number of shares to be redeemed and, if fewer than all shares held by such holder are to be redeemed, the pro-rata number of shares to be redeemed from such holder, (c) the place or places at which certificates for such shares are to be surrendered for certificates representing shares of Middle Bay common stock, (d) the then-current conversion rate, and (e) the fact that dividends on the shares of Series C Preferred to be redeemed will cease to accrue on the Call Date (except as otherwise provided in the Articles of Incorporation). The Call Date may not be less than 30 days nor more than 60 days after the date such notice of redemption is sent by Middle Bay. If fewer than all the outstanding shares of Series C Preferred are to be redeemed on any Call Date, shares to be redeemed will be selected by Middle Bay (i) by lot, (ii) pro rata or (iii) by any other method as may be determined by the Board of Directors in its discretion to be equitable. A notice of redemption will be sent by first class mail to the address of each holder of Series C Preferred shares, as the same appears on the stock records of Middle Bay, and may, in conjunction with such mailing, be published in The Wall Street Journal or the Houston, Texas Chronicle. Subject to applicable escheat laws, any cash set aside by Middle Bay to so redeem shares of Series C Preferred that is unclaimed at the end of two years from the Call Date will revert to the general funds of Middle Bay, after which time the holders of shares called for redemption will be entitled to payment of such cash only from the general funds of Middle Bay.

         In the event of a liquidation, dissolution or winding up of Middle Bay, holders of Series C Preferred shares will have the right to liquidation preferences in the amount of $5.00 per share held, plus an amount equal to all dividends accumulated, accrued and unpaid thereon to the date of final distributions to such holders, before any payment will be made to holders of Middle Bay common stock or other junior securities of Middle Bay. The liquidation preferences of the Series C Preferred shares rank on a parity with the presently issued and outstanding Series B Preferred shares.

         The shares of Series C Preferred to be issued in connection with the Middle Bay Exchange Offer and all shares of Middle Bay common stock issuable upon conversion of the Series C Preferred, when so issued, will be fully paid and nonassessable.

         Application has been made by Middle Bay requesting that the Series C Preferred shares be approved for listing on the NASDAQ Small Cap Stock Market, subject to official notification of issuance.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

         As of September 30, 1998, there are 11,447,636 unissued shares of common stock and 9,733,333 shares of preferred stock authorized under Middle Bay's Articles of Incorporation for future issuance without shareholder approval. 1,500,000 of these additional shares of common stock have been reserved for possible exercise of stock options described under "Compensation Under Plans," and 2,346,400 shares have been reserved for the possible conversion of the Series C Preferred shares issuable pursuant to the Exchange. The remaining additional shares of common or preferred stock may be used for a variety of corporate purposes, including possible future public or private offerings to raise additional capital, to facilitate corporate acquisitions or for executive incentive compensation.

         One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of Middle Bay by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Middle Bay's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Middle Bay.

         The Board of Directors is authorized, without any action by the shareholders, to determine the rights, preferences, privileges and restrictions of the unissued preferred stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The Board of Directors may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Middle Bay common stock and which could, among other things, have the effect of delaying, deferring or preventing a change in control of Middle Bay.

         Management of Middle Bay does not have any current plans to issue additional shares of common or preferred stock, other than the shares of Series C Preferred which would be issuable in connection with the Exchange.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for Middle Bay common stock and preferred stock is OTC Stock Transfer, Inc., Salt Lake City, Utah.


             INDEMNIFICATION OF MIDDLE BAY'S DIRECTORS AND OFFICERS

         The Alabama Business Corporation Act provides in Section 10-2A-75, generally, that a director shall perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

         Middle Bay's Articles of Incorporation provide that the corporation shall indemnify each director, as well as each officer, employee or agent, to the fullest extent permitted by Alabama law. Section 10-2A-21 of the Alabama Business Corporation Code provides for full indemnification against liability, including attorney's fees and costs, for such persons so long as the person acted in good faith reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Articles of Incorporation empower Middle Bay to purchase and maintain insurance for its officers, directors, employees and agents to insure against liabilities asserted against or incurred by any of them in such capacities arising out of one's status as such, but no such insurance has been provided by Middle Bay and none is presently contemplated.

                     COMPARATIVE RIGHTS OF SECURITY HOLDERS

         The following comparative information is an accurate summary of the material differences associated with rights of a holder of Units in the Partnership versus stockholders in Middle Bay.

                                 THE PARTNERSHIP
                                   MIDDLE BAY
                           Distributions and Dividends

The Partnership Agreement provides for cash distributions in the discretion of the General Partner in an amount equal to approximately the difference between revenues allocated to the respective part ners and costs charged to the partners. The Partnership Agreement states that the provisions do not serve as a limitation on the right of the General Partner to retain, pledge or use so much of the revenues or other assets of the Partnership to conduct additional operations, establish reserves for anticipated expenditures or repay any amounts borrowed by the Partnership to finance the conduct of such operations.

Holders of Convertible Series C Preferred shall receive dividends equal to 10% of the $5.00 stated value of each share held.

Under Alabama law, dividends may be paid out of the company's surplus or out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although holders of common stock are entitled to receive any dividends declared thereon by Middle Bay's Board of Directors out of legally available funds, no dividends are expected to be paid on the common stock for the foreseeable future. In addition, Middle Bay's credit agreements restrict its ability to pay cash dividends to holders of common stock.

                                   Tax Matters

The Partnership is not subject to federal or state income taxes. Each partner is allocated his pro-rata share of the Partnership's taxable income.

Middle Bay is subject to federal income tax on its consolidated income after allowable deductions and credits. Stockholders will not be taxed on Middle Bay's income, but will generally be subject to federal and state income taxes on any dividends received from the Company.

                                  Voting Rights

Holders of Units in the Partnership are entitled to one vote per Unit on matters submitted to them for a vote, on any sale of all or substantially all of the assets, dissolution of the Partnership and removal of the General Partner. Each of these matters requires the consent of a majority of the outstanding units. Holders of Series C Preferred are entitled to one vote per share on all matters submitted to them for a vote, including all matters which affect the rights to dividends and conversion of such Preferred Shares. Preferred shareholders shall generally not have the right to vote on issues affecting the management or operation of Middle Bay, including the election and removal of directors and amendments to the Articles of Incorporation not directly affecting the rights of holders of Series C Preferred. Accordingly, the holders of Units will receive a security with significantly different voting rights, including the elimination of the right to compel dissolution. Additionally, former holders of Units will own a smaller percentage interest in Middle Bay than they currently own in the Partnership, resulting in a corresponding decrease in their voting power.

Holders of common stock of Middle Bay are entitled to one vote per share on all matters submitted to them for a vote, including the election and removal of directors, amendments to the Articles of Incorporation, certain mergers and share exchanges, dissolution and the sale of all or substantially all of the assets of Middle Bay. These matters require the approval of a majority of the outstanding common stock.

                             Right to Call Meetings

Meetings of the partners of the Partnership may be called by the General Partner or by holders of at least 10% of the outstanding Units. Actions requiring a vote of the holders of Units may be taken without a meeting upon written consent by the same percentage of Unitholders required to approve the action at a meeting.

Special meetings of Middle Bay's stockholders may be called by the President, Board of Directors or by holders of not less than 10% of those shares entitled to vote at such meeting. Actions requiring a vote may be taken without a meeting upon written consent by all stockholders.

                             Right to Investor List

Under New Jersey law and the Partnership Agreement, a holder of Units has the right to examine or copy a listing of the names and addresses and record ownership positions of the holders of Units.

Middle Bay is required to maintain a list of the names and addresses of all stockholders at its principal office during normal hours for any proper purpose and, in certain circumstances, to provide a copy of the list to any stockholder upon request.

                        Assessments and Limited Liability

Under the terms of the Partnership Agreement, Unitholders are not subject to additional assessments. The liability of the Unitholders is generally limited to their capital contributions and, in certain circumstances, the amount of any capital distributed or returned to them.

Middle Bay's stockholders will not be subject to assessments or to personal liability for obligations of the Company.

                            Associations and Dilution

Under the terms of the Partnership Agreement, the Unitholders pay 95.89% of all costs of the Partner ship, while the General Partner pays 4.11% of such costs.

Middle Bay's Articles of Incorporation authorize the issuance of up to 20,000,000 shares of common stock and 10,000,000 shares of preferred stock, including shares that may be divided into one or more additional series with rights and preferences to be determined by the Board of Directors without any stockholder action. An investor's percentage interest in Middle Bay is subject to dilution upon issuance of additional securities by the Company.

                                    Liquidity

There is no trading market for the Units.

There is currently no trading market for the Series C Preferred shares. Application has been made by Middle Bay for listing the Series C Preferred on the NASDAQ Small Cap Stock Market, subject to approval; however, there is no assurance a trading market will develop.

Middle Bay's common stock is currently traded on the NASDAQ Small Cap Market, and the shares issued pursuant to this Exchange Offer will be freely traded by nonaffiliates of the Company.

                            Redemption and Conversion

The Units are not redeemable or convertible into other securities.

Middle Bay Series C Preferred are each convertible into one share of common stock. Series C Preferred are redeemable by Middle Bay for $5.00 per share (plus accrued dividends) at any time after December 31, 1999.

Middle Bay common stock is not redeemable or convertible.

                               Financial Reporting

The Partnership is subject to the reporting requirements of the Exchange Act and files periodic reports with the SEC, copies or summaries of which are provided to its Unitholders.

Middle Bay is subject to the reporting requirements of the Exchange Act and files periodic reports, as well as proxy statements, with the SEC, copies or summaries of which are provided to its stockholders.

                               Operating Strategy

The Partnership was formed in 1997 as a consolidation of 34 oil and gas limited partnerships. The Partnership owns various interests in producing oil and gas properties located primarily in Texas, Oklahoma and Louisiana. The Partnership does not intend to engage or participate in any significant drilling activities, and exploratory drilling is prohibited. Although the Partnership Agreement permits the General Partner to borrow money on behalf of the Partnership, the General Partner's policy has been to refrain from financing oil and gas activities through credit.

Middle Bay is primarily engaged in the exploration, development and production of oil and gas properties in the contiguous United States. Middle Bay's operations are focused primarily in the Mid-Continent and Gulf Coast regions. Middle Bay's general business strategy is to seek new reserves in areas of low geologic risk and to exploit under developed existing oil and gas properties. Since the Company has substantial undeveloped properties, drilling and development of those properties necessarily entail greater risks than the Partnership's producing properties represent. Middle Bay has, and will continue to, finance a portion of its oil and gas property acquisition through the issuance of equity securities or under credit arrangements with banks.

                           Management and Compensation

Enex is the General Partner of the Partnership and, as such, makes all decisions regarding the business and operations of the Partnership, including production, development and other activities and any sale of properties. The General Partner does not receive any management fee or other fees from the Partnership. The Partnership reimburses the General Partner for operating expenses, well costs and general and administrative expenses incurred on behalf of the Partnership.

The common stockholders of Middle Bay elect directors annually, and the directors elect officers of the Company to serve at the discretion of the Board. Officer salaries and incentive compensation are determined annually by the Compensation Committee of the Board of Directors of Middle Bay.

Holders of Serie C Preferred are not generally entitled to elect directors or participate in nonextraordinary corporate decisions.

                                Fiduciary Duties

The General Partner's fiduciary duties to Unitholders include legal responsibilities of loyalty, care and good faith. Enex may not profit from drilling for itself or on behalf of the Partnership in contravention of its fiduciary obligation to the partners.

The fiduciary duties owed by the directors to its stockholders under the Alabama Business Corporation Act and remedies available for a breach of those responsibilities are similar to those applicable to the Partnership and Unitholders. Therefore, the Exchange generally will not involve any reduction in the standard of care owed to investors or in the remedies available for any breach of those duties. Moreover, the elimination of the dual role of the Board of Directors as the governing body of Middle Bay with its obligations to stockholders, as well as obligations and duties owed to Unitholders as the General Partner, should remove most of the conflicts of interest inherent in the current structure.

                        Limits on Management's Liability

The Partnership Agreement provides that in any threatened, pending or completed action, suit or proceeding to which the General Partner was or is a party or is threatened to be made a party by reason of the fact that it was or is General Partner of the Partnership involving any alleged cause of action for damages or other activities relative to management and disposition of oil and gas properties or production from such properties, the Partnership will indemnify the General Partner against expenses actually and reasonably incurred by it in connection with such action, suit or proceeding if it acted in good faith and in a manner it reasonably believed to be in or not opposed to the best interests of the Partnership, and provided that its conduct does not constitute negligence, misconduct or a breach of its fiduciary obligations to Unitholders.

Middle Bay's Articles of Incorporation and Bylaws provide for the indemnification of directors, officers and agents to the full extent permitted by the Alabama Business Corporation Act. These provisions generally provide for indemnification in the absence of gross negligence or willful misconduct and cannot be amended without the affirmative vote of a majority of the outstanding shares of common stock.

                            Continuation of Existence

The Partnership Agreement provides for a term ending December 31, 2015, or until an earlier dissolution upon the occurrence of specified events. Middle Bay has a perpetual term, subject to dissolution upon the occurrence of specified events.

                            Anti-Takeover Provisions

There are no anti-takeover provisions in the Partnership Agreement. The Partnership Agreement does provide for appraisal rights and cash payment in lieu of accepting securities in exchange for Units in any "roll-up" transaction, as defined in the Partnership Agreement.

There are no anti-takeover provisions in the Articles of Incorporation or Bylaws of Middle Bay or under Alabama law.

                               Liquidation Rights

In the event of liquidation, the partners are entitled to a distribution in proportion to their positive capital account balances after the creditors, including partners who are creditors (to the extent permitted by law), have been paid. If the liabilities of the Partnership exceed the assets upon liquidation, or otherwise if the General Partner then has a negative balance in its capital account, the General Partner must contribute funds to the Partnership until the negative capital account is eliminated and the liabilities are satisfied.

In the event of liquidation, holders of all classes of Series C Preferred shall be entitled to share ratably and accordance to preference in any assets of Middle Bay remaining after satisfaction of obligations to its creditors. Any remaining assets shall be distributed ratably to holders of common stock. Middle Bay currently has shares of Series B Preferred Stock outstanding and Series C Preferred authorized for issuance pursuant to the Exchange Offer, but has no plans to issue additional shares of preferred stock in the foreseeable future.

                           Right to Compel Dissolution

The Partnership may be dissolved by the written vote or consent by partners representing a majority of the outstanding Units.

Under Alabama law, stockholders of Middle Bay may not vote to compel dissolution of the Company without prior action by its Board of Directors.

                                     EXPERTS

         The consolidated financial statements of Middle Bay for each of the two years in the period ended December 31, 1997 included in this Prospectus have been audited by Schultz, Watkins & Company, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of the Partnership included in this Prospectus for each of the two years in the period ended December 31, 1997 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The information appearing herein with respect to the fair market value of the proved oil and gas reserves of the Partnership, to the extent stated herein, was prepared by H.J. Gruy and Associates, Inc., independent petroleum engineers, and is included herein on the authority of such firm as experts in petroleum engineering.

         The oil and gas reserve estimates of Middle Bay set forth elsewhere herein were included in reliance upon the reports of Ryder Scott Company, Houston, Texas; Lee Keeling and Associates, Inc., Tulsa, Oklahoma; Cawley, Gillespie & Associates, Inc., Fort Worth, Texas; Huddleston & Co., Inc., Houston, Texas; and DeGolyer and MacNaughton, Dallas, Texas, all independent petroleum consulting firms.


                                    GLOSSARY

         When the following terms are used in the text of the Registration Statement, of which this Prospectus is a part, they have the meanings indicated:

                 "Bbl" - One stock tank barrel or 42 U.S. Gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

                 "Bcf" - One billion cubic feet; expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure basis and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

                 "BOE" - Equivalent barrels of oil and, with reference to natural gas, natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

                 "Developed Acreage" - The number of acres which are allocated or assignable to producing wells or wells capable of production.

                 "Development Well" - A well drilled as an additional well to the same reservoir as other producing wells on a Lease, or drilled on an offset Lease not more than one location away from a well producing from the same reservoir.

                 "Exploratory Well" - A well drilled in search of a new undiscovered pool of oil or gas, or to extend the known limits of a field under development.

                 "Gross Acres or Wells" - The total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

                 "Lease" - Full or partial interests in an oil and gas lease, oil and gas mineral rights, fee rights or other rights, authorizing the owner thereof to drill for, reduce to possession and produce oil and gas upon payment of rentals, bonuses and/or royalties. Oil and gas leases are generally acquired from private landowners and federal and state governments.

                 "Mcf" - One thousand cubic feet; expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

                 "Mineral Servitude" -


                 "Net Acres or Wells" - A party's interest in acres or wells calculated by multiplying the number of Gross Acres or Gross Wells in which such party has an interest by the fractional interest of such party in each such acre or well.

                 "Operating Costs" - The expenses of producing oil or gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and other production excise taxes.

                 "Prescription" -


                 "Producing Property" - A property (or interest therein) producing oil and gas in commercial quantities or that is shut-in but capable of producing oil and gas in commercial quantities, to which Producing Reserves have been assigned by an independent petroleum engineer. Interests in a property may include Working Interests, production payments, Royalty Interests and other non-Working Interests.

                 "Prospect" - An area in which a party owns or intends to acquire one or more oil and gas interests which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas or other hydrocarbons.

                 "Proved Developed Reserves" - Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

                 "Proved Reserves" - The estimated quantities of crude oil, natural gas and other hydrocarbons which, based upon geological and engineering data, are expected to be produced from known oil and gas reservoirs under existing economic and operating conditions, and the estimated present value thereof based upon the prices and costs on the date that the estimate is made and any price changes provided for by existing conditions.


                 "Proved Undeveloped Reserves" - Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.


                 "PV 10%" - The discounted future net cash flows for proved oil and gas reserves computed using prices and costs, at the dates indicated, before income taxes and a discount rate of 10%.

                 "Royalty Interest" - An interest in an oil and gas property entitling the owner to a share of oil and gas production free of the costs of production.

                 "Undeveloped Acreage" - Oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

                 "Working Interest" - The operating interest under a Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all Royalty Interests, and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                                                                     EXHIBIT "A"

                               September 23, 1998

Middle Bay Oil Company, Inc.
1221 Lamar, Suite 1020
Houston, Texas 77339

                                    ESTIMATED FAIR MARKET VALUE
                                    ENEX CONSOLIDATED PARTNERS, L.P.
                                    98-292-102

Gentlemen:

At your request, we have estimated the net reserves, the future net cash flow, the discounted net cash flow, the liquidation value, and the fair market value as of October 1, 1998, for the partnership entitled Enex Consolidated Partners, L.P., the general partner of which is Enex Resources Corporation (Enex). Middle Bay Oil Company, Inc. (Middle Bay) owns a majority interest in Enex. Our engagement and the appraisal performed thereunder is for the benefit of the partnership and its partners.

The estimated net reserves, future net cash flow, and discounted net cash flow as of October 1, 1998, are summarized by reserve category as follows:

                                                                                                   Estimated
                                                      Estimated                               Future Net Cash Flow
                                                     Net Reserves                                 (Escalated)
                                              ------------------------                        --------------------
                                                   Oil &                                           Discounted
                                                Condensate       Gas                                 at 10%
                                                 (Barrels)     (Mcf)       Nondiscounted           Per Year
                                               -----------    ---------    -------------      ---------------------
  Proved Developed Producing                       780,696    6,543,086    $  21,234,520            $ 11,831,910
  Proved Developed Nonproducing                     16,520    2,414,782    $   6,354,743            $  2,309,049
                                               -----------    ---------    -------------            ------------
  TOTAL PROVED                                     797,216    8,957,868    $  27,589,263            $ 14,140,959
  Probable                                          15,771      691,548    $   1,261,299            $    627,724

  Possible                                           1,249      178,500    $   479,406              $    311,624

The estimated fair market value of the partnership is $10,380,000.

FAIR MARKET VALUE AS USED HEREIN IS THE PRICE THAT A WILLING BUYER WILL PAY AND A WILLING SELLER WILL ACCEPT AT A GIVEN POINT IN TIME, WITH NEITHER THE BUYER NOR THE SELLER UNDER ANY COMPULSION TO BUY OR SELL, AND BOTH HAVING REASONABLE KNOWLEDGE OF ALL THE MATERIAL CIRCUMSTANCES.

To estimate the fair market value attributable to the proved developed producing reserves, the 10 percent discounted future net cash flow was adjusted to reflect the impact of federal income tax. The internal rate of return and payout time were computed for this quantity and compared with those at which current acquisitions are completed. Suitable adjustments were then made to correspond to these two financial indices. Proved developed nonproducing reserves are treated similarly except that an additional adjustment is made for the capital expenditure. For probable and possible reserves, the capital is added to the discounted net cash flow, then multiplied by a suitable factor to account for category risk and the capital then subtracted. This has the effect that capital is spent with certainty and the operating cash income is burdened with the risk. Internal rate of return and payout time are calculated for each to establish reasonableness based upon the risk associated with the reserve category.

The estimated future net cash flow is that cash flow which will be realized from the sale of the estimated net production after deduction of royalties, ad valorem and production taxes, direct operating costs, and capital expenditures, when applicable. Surface and well equipment salvage values, and well plugging and field abandonment costs have not been considered in the cash flow projections. Future net cash flow as stated in this report is before the deduction of federal or state income tax.

The following parameters are incorporated in the economic projections referenced in this report. Base oil, natural gas, and natural gas liquids prices are shown in Table I. These prices are the average NYMEX prices for oil and natural gas for the years 1998 through 2000. After the year 2000, prices are escalated at an annual rate of 2.5 percent until the primary product reaches its maximum. Oil and condensate prices are adjusted for gravity and transportation charges and natural gas prices are adjusted for BTU content and transportation. Operating expenses are escalated at an annual rate of 2.5 percent until the primary product reaches its maximum value. The actual prices that will be received and the associated costs may be more or less than those projected.

The liquidation value of the partnership was estimated to be $8,861,000. This estimate assumes the orderly liquidation of partnership assets over a 12 month period. In connection therewith, it is assumed that the partnership would incur a total of $1,000,000 in general and administrative fees and approximately five percent for third party expenses including broker fees, legal and land fees, printing costs, and miscellaneous expenses.

For those wells with sufficient production history, reserve estimates and rate projections are based on the extrapolation of established performance trends. Reserves for other producing and nonproducing properties have been estimated from volumetric calculations and analogy with the performance of comparable wells. The reserves referenced in this study are estimates only and


Middle Bay Oil Company, Inc.                               September 23, 1998
should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and cash flow, and all categories of reserves may be subject to revision as more performance data become available. Since this work constitutes a fair market opinion, Gruy has a fiduciary obligation to the partners to provide a value for all reserve categories; i.e., proved, probable, and possible. The proved reserves are estimated in accordance with the definitions included in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) EXCEPT FOR THE PRICE AND COST ESCALATIONS. The definitions are included in part as Attachment I. The probable and possible reserves conform to the definitions approved by the Society of Petroleum Engineers, Inc. because the SEC definitions do not include probable and possible reserves. These definitions are included as Attachment II.

Extent and character of ownership, oil and gas prices, production data, direct operating costs, capital expenditure estimates, and other data provided by Middle Bay have been accepted as represented. The production data available to us were at least through the month of November 1997, but nearly all producing properties had data available through June 1998. Interim production to October 1, 1998, has been estimated. Operating expenses as supplied by Middle Bay were not audited, but were reviewed for reasonableness. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this study. We did not verify or determine the extent, character, obligations, status, or liabilities, if any, arising from any current or possible future environmental liabilities that might be applicable.

In order to estimate the reserves, costs, and future cash flows referenced in this report, we have relied in part on geological, engineering, and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized. The reserve and cash flow projections referenced in this report may require revision as additional data become available.

H.J. Gruy and Associates, Inc. is unrelated to Middle Bay or Enex and has no interest in the properties included in this report. In particular:

        1. We do not own a financial interest in Middle Bay or Enex or its oil and gas properties.

        2. Our fee is not contingent on the outcome of our work or report.

        3. We have not performed other services for or have any other relationship with Middle Bay or Enex that would affect our independence.

        4. No instructions were given and no limitations were imposed by Middle Bay or Enex on the scope or methodology to be used by us in preparing such estimates. We did not accept or incorporate any assumptions from Middle Bay or Enex, but merely called upon Middle Bay or Enex to the extent customary in the oil and gas industry to gather



Middle Bay Oil Company, Inc.                                 September 23, 1998
           and provide certain background information which we determined to be relevant and appropriate. We determined what information to use and how and to what extent such information should be relied upon in estimating the fair market values shown above.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

                            Yours very truly,

                            H.J. GRUY AND ASSOCIATES INC.





                            by:
                                ----------------------------
                                James H. Hartsock, Ph.D., PE
                                Executive Vice President



                            by:
                                ----------------------------
                               Sylvia Castilleja
                               Senior Reservoir Consultant






JHH:emb
Attachments

Middle Bay Oil Company, Inc.                            September 23, 1998

                                     TABLE I
                 OIL, NATURAL GAS, AND NATURAL GAS LIQUID PRICES


                                OIL PRICE     NATURAL GAS PRICE        NGL
  YEAR                           ($/BBL)          ($/MCF)           ($/BBL)
  -----------------             ---------     -----------------      -------
  1998 (4th Quarter)             13.00              2.50              8.45
  1999                           14.00              2.30              9.10
  2000                           15.00              2.30              9.75

  ESCALATION SCHEDULE
  (% PER ANNUM)                   2.50              2.50              2.50

  MAXIMUM PRICE                  35.00              4.50             22.75

                                  ATTACHMENT I

                 DEFINITIONS OF PROVED OIL AND GAS RESERVES(1)

PROVED OIL AND GAS RESERVES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquid which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

------------
(1) Contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a)

ATTACHMENT II

                         PETROLEUM RESERVES DEFINITIONS

   SOCIETY OF PETROLEUM ENGINEERS (SPE) AND WORLD PETROLEUM CONGRESS (WPC)(1)

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

The intent of the SPE and WPC in approving additional classifications beyond proved reserves is to facilitate consistency among professionals using such terms. In presenting these definitions, neither organization is recommending public disclosure of reserves classified as unproved. Public disclosure of the quantities classified as unproved reserves is left to the discretion of the countries or companies involved.

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering and economic data. The method of estimation is called probabilistic when the known geological, engineering, and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable, and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage of processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.



PROVED RESERVES

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

------------

      (1) Approved by the Board of Directors, Society of Petroleum Engineers
(SPE), Inc. on March 7, 1997.

Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.

Reserve which are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or an analogous reservoir with similar rock and fluid properties provides support for the analysis on which the project was based, and, (2) it is reasonably certain that project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b)an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonably certain the project will proceed.

UNPROVED RESERVES

Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be a least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where subsurface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area,
(3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.


POSSIBLE RESERVES

Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be a least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.





In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and

(b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.



RESERVE STATUS CATEGORIES

Reserve status categories define the development and producing status of wells and reservoirs.

         DEVELOPED: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.

                  PRODUCING: Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

                  NON-PRODUCING. Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from 1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

         UNDEVELOPED RESERVES: Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

                                                                       EXHIBIT B

                                  THE PROPOSAL


     Set forth below is a proposed Amendment No. 1 ("Amendment") to the Amended Articles of Limited Partnership (the "Partnership Agreement") of Enex Consolidated Partners, L.P. (the "Partnership"). This Amendment shall be effective upon the acceptance pursuant to the Exchange Offer of written consents from Investors holding a majority (greater than 60%) of the interests in the Partnership. If the Amendment becomes effective, it will become a separate article of the Partnership Agreement and shall be placed immediately after the last article contained in the Partnership Agreement.


                            PROPOSED AMENDMENT NO. 1

     Notwithstanding any provisions of this Agreement to the contrary, it is hereby agreed as follows:

     1. DEFINITIONS. Except as defined in the Partnership Agreement or this Amendment, each capitalized term used herein shall, for the purposes of this Amendment, have the meaning ascribed to it in the Prospectus dated October __, 1998 of Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay").

     2. ELIMINATION OF RESTRICTIONS. No provision of this Agreement shall prohibit, limit or prevent (i) the transfer and conveyance of all the assets and liabilities of the Partnership to Middle Bay in exchange for Series C Convertible Redeemable Preferred Stock of Middle Bay ("Series C Preferred") pursuant to and in accordance with the terms of the Exchange Offer or otherwise, or (ii) the distribution of Series C Preferred to Unitholders of the Partnership ("Unitholders") upon dissolution of the Partnership. In addition, no consent of the Partnership or any Unitholder, opinion of counsel or other procedure shall be required in order to enable any Unitholder, the Partnership or Middle Bay to effect any such transfer, Exchange Offer or distribution.

     3. EXCHANGE OF PARTNERSHIP ASSETS AND LIABILITIES FOR SERIES C PREFERRED. Effective as of the Effective Date, the Partnership shall transfer and convey all of the Partnership's assets and liabilities to Middle Bay in exchange for Series C Preferred pursuant to and in accordance with the terms of the Exchange Offer.

     4. ELECTION TO DISSOLVE. Immediately after consummation of the Exchange Offer, the Partnership shall be dissolved. Upon its dissolution, the business and affairs of the Partnership shall be terminated and wound up and, as soon as practicable thereafter, any and all Series C Preferred held by the Partnership shall be distributed in kind to Unitholders (or their assignees), with each Unitholder (or his assignee) to receive such number of whole shares of Series C Preferred whose value, in the aggregate, is equal to the Exchange Value multiplied by the number of Units held by such Unitholder plus a cash distribution in exchange for any remaining for fractional Unit.

     5. AUTHORITY OF GENERAL PARTNER. Enex, in its capacity as general partner of the Partnership, shall execute, acknowledge, verify, deliver, file and record, for and in the name of the Partnership, any and all documents and shall do and perform all acts required by applicable law or that it deems necessary or desirable in order to give effect to this article and the transactions contemplated herein, including but not limited to the dissolution, termination, winding-up and distribution contemplated by paragraph 4 of this article.

     6. THIS ARTICLE CONTROLLING. The provisions of this article shall control over all other provisions of this Agreement.

     Except as herein expressly amended, all other terms and provisions of the Amended Articles of Limited Partnership shall remain in full force and effect.

                                                                      EXHIBIT C

                          MIDDLE BAY OIL COMPANY, INC.


                             LETTER OF TRANSMITTAL
                                      FOR
                                  INVESTORS IN
                        ENEX CONSOLIDATED PARTNERS, L.P.



         Capitalized terms used but not defined herein have the meanings given to them in the Prospectus of Middle Bay Oil Company, Inc., as supplemented or amended (the "Prospectus"). General instructions are included in Part VI.

         This Letter of Transmittal must be received by the Exchange Agent on or before 5:00 p.m. Central Time on __________, 1998 unless the Exchange Offer is extended. To accept the Exchange Offer or withhold consent to the related Proposal, please complete this Letter in accordance with the Instructions in Items IV and VI and send or deliver the completed Letter of Transmittal to the Exchange Agent. Neither accepting the Exchange Offer nor withholding consent to the Proposal will prevent an Investor from challenging the fairness of the Exchange Offer.

         Adoption of the Proposal requires consent by Investors holding 60% of the units in the Partnership. Assuming consummation of the Exchange Offer, all of the partners of the Partnership, whether or not they tender their Interests, will receive the same number of shares of Common Stock they would have received had they tendered their Interests, except that California investors exercising their limited dissenters' rights or other Investors exercising their contractual dissenters' rights may receive a higher or lower number of shares. See Parts V and VI, below, and "The Exchange Offer and Proposal" in the Prospectus.

                     Exchange Agent: BANK OF OKLAHOMA, N.A.

       By Mail:                         Facsimile Transmission:               By Hand or Overnight Courier:
       --------                         -----------------------               -----------------------------
Bank of Oklahoma, N.A.                      (405) 936-3964                    Bank of Oklahoma, N.A.
Attn:  Cyndi Wilkinson              (For Eligible Institutions Only)          Commerce Center, Suite 110
P.O. Box 24128                           Confirm by Telephone:                9520 North May Avenue
Oklahoma City, OK  73124                ---------------------                 Oklahoma City, OK  73120
                                            (405) 936-3902



         Delivery of this Letter is at the risk of the Investor. If sent by U.S. mail, it is recommended that an Investor use certified mail, return receipt requested.

                                     PART I
                          NAME AND ADDRESS OF INVESTOR


---------------------------------------------

---------------------------------------------

---------------------------------------------



                                    PART II
                            DESCRIPTION OF INTERESTS

         Set forth below with respect to your Interest are (i) the number of Partnership Units held of record, (ii) the Exchange Value attributable to your Interest and (iii) the number of shares of Common Stock offered for your Interest.


      PARTNERSHIP                   EXCHANGE                               EXCHANGE
      INTERESTS              X      VALUE     $11.83                  =    SHARES
                --------                 ------------------                       ----------



                                    PART III
                   REPRESENTATIONS, WARRANTIES, COVENANTS AND
                               POWER OF ATTORNEY

         An Investor checking the "Tender and Consent" box and signing Part IV below ("Consenting Investor") hereby (i) accepts the Exchange Offer on the terms and subject to the conditions set forth in the Prospectus, receipt of a copy of which is hereby acknowledged, and tenders to Middle Bay Oil Company, Inc. ("Middle Bay") all of his Interest in the Partnership, thereby consenting to the Proposal, and (ii) subject to acceptance of the tender made hereby, sells, transfers, contributes and assigns to Middle Bay all right, title and interest in the Interest tendered hereby. Tenders of Interests are revocable upon written notice to Middle Bay at any time prior to the Expiration Date.

         An Investor checking the "Withhold Consent" box and signing Part IV below or Part V for California residents ("Non-consenting Investor") hereby (i) acknowledges receipt of the Prospectus and (ii) assuming adoption of the Proposal, accepts the Common Stock offered in exchange for all right, title and interest in the Interest represented by the Partnership Interests set forth above.

         The undersigned Investor represents and warrants to Middle Bay that, as of the Closing Date, (i) he has not disposed of or agreed to dispose of his Interest other than pursuant to the Exchange Offer, (ii) upon exchange of his Interest pursuant to the Exchange Offer, Middle Bay will acquire good and marketable title to the Interest, free and clear of all liens, encumbrances and adverse claims, (iii) he has full legal right, power and authority to convey his Interest pursuant to the Exchange Offer, (iv) he has received and reviewed a copy of the Prospectus and (v) he is qualified to make decisions with respect to investments presenting an investment decision similar to that involved in the Exchange Offer. All representations, warranties and covenants contained herein shall survive the Closing Date and all other transactions contemplated by this Letter and the Prospectus.

         In connection with the solicitation of written consents of Investors in the Partnership, each Consenting Investor below hereby (i) represents and warrants to Middle Bay that he has full legal right, power and authority to execute a written consent with respect to the Proposal and (ii) consents to the adoption of the Proposal to amend the Partnership Agreement, as described in the Prospectus.

         The undersigned Investor hereby irrevocably appoints Middle Bay or any designee of Middle Bay, with full power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead, to execute on behalf of the Investor any additional documents necessary to consummate the Exchange and the withdrawal and transfer of the assets underlying his Interest. This power of attorney shall become effective upon acceptance by Middle Bay of his Interest, shall be deemed coupled with an interest, shall be irrevocable (except in the event of a withdrawal of a Consenting Investor's tender of his Interest following a modification or amendment of the Exchange Offer), is granted in consideration of the acceptance of his Interest, shall survive the death, incapacity, dissolution or termination of the existence of the Investor and shall be binding upon the Investor's heirs, legal representatives or assigns.

         The following information must be completed in order to entitle the Soliciting Dealer to receive a fee in connection with the Exchange Offer.


         -------------------------------------
         Name of Soliciting Dealer
         (Please Print)

         -------------------------------------
         Name of Account Executive
         (Please Print)

         -------------------------------------
         City and State of Account Executive

                                    PART IV
                                 ALL INVESTORS
               (NON-CONSENTING CALIFORNIA RESIDENTS, SEE PART V)
                (OTHER NON-CONSENTING UNITHOLDERS, SEE PART VI)


CALIFORNIA INVESTORS ELECTING TO EXERCISE DISSENTERS' RIGHTS SHOULD INSTEAD COMPLETE PART V.

         Consent to the Proposal being submitted by Middle Bay to adopt the Amendment to the Partnership Agreement:

                 [ ] Tender and Consent    [ ] Withhold Consent


                                 SIGNATURE BOX
          (NOT FOR NON-CONSENTING CALIFORNIA RESIDENTS -- SEE PART V)

Please sign exactly as your name is printed in Part I above, unless printed incorrectly. When signing as partner, a general corporate officer, attorney-in-fact, executor, administrator, trustee or guardian, please give full title and send proper evidence of authority with this consent. For joint owners, each joint owner must sign.

         ----------------------------------------------
         Full Name of Investor   (Please Print)

         ----------------------------------------------
         Full Name of Co-owner, if any   (Please Print)

         ----------------------------------------------
         Signature of Investor   (Please Print)

         ----------------------------------------------
         Signature of Co-owner, if any   (Please Print)

         Business Telephone:  (----) ------------------

         Home Telephone:  (----) ----------------------

         Dated: -------------------------------  , 1998


IF THE INVESTOR FAILS TO INDICATE WHETHER CONSENT TO THE PROPOSAL IS GIVEN OR WITHHELD, CONSENT WILL BE DEEMED TO BE GIVEN.

                                     PART V
                      NON-CONSENTING CALIFORNIA INVESTORS

(COMPLETE ONLY IF YOU DO NOT WISH TO TENDER YOUR INTEREST PURSUANT TO THE EXCHANGE OFFER AND WISH TO EXERCISE YOUR DISSENTERS' RIGHTS.)


         The non-consenting Investor signing in this Part V represents that California is the Investor's state of residence and withholds his consent to the Proposal to approve and adopt the Amendment to the Partnership Agreement. By withholding consent, a non-consenting California Investor will exercise his dissenter's rights and will be deemed to have made the representations, warranties and covenants (other than the consent to the adoption of the Proposal) set forth in Part III above, and he will receive, pursuant to those dissenters' rights, the number of shares of Common Stock equal to the Exchange Value of his Interest divided by the average closing prices of the Units on NASDAQ Small Cap Market during the twenty trading days immediately after the Closing Date.


                                 SIGNATURE BOX
                 (ONLY FOR NON-CONSENTING CALIFORNIA RESIDENTS)

         Please sign exactly as your name is printed in Part I above, unless printed incorrectly. When signing as general partner, corporate officer, attorney-in-fact, executor, administrator, trustee or guardian, please give full title and send proper evidence of authority with this consent. For joint owners, each joint owner must sign.

         ----------------------------------------------
         Full Name of Investor   (Please Print)

         ----------------------------------------------
         Full Name of Co-owner, if any   (Please Print)

         ----------------------------------------------
         Signature of Investor   (Please Print)

         ----------------------------------------------
         Signature of Co-owner, if any   (Please Print)

         Business Telephone:  (    )
                               ----  ------------------
         Home Telephone:  (    )
                           ----  ----------------------
         Dated:                                  , 1998
               ----------------------------------

                                    PART VI
                         OTHER NON-CONSENTING INVESTORS

(COMPLETE ONLY IF YOU DO NOT WISH TO TENDER YOUR INTEREST PURSUANT TO THE EXCHANGE OFFER AND WISH TO EXERCISE YOUR CONTRACTUAL DISSENTERS' RIGHTS.)

         The non-consenting Investor signing in this Part VI withholds his or her consent to the Proposal to approve and adopt the Amendment to the Partnership Agreement. By withholding consent, a non-consenting Investor will exercise his or her dissenter's rights and will be deemed to have made the representations, warranties and covenants (other than the consent to the adoption of the Proposal) set forth in Part III above, and he or she will receive, pursuant to those contractual dissenters' rights granted under Section
8.10 of the Amended Articles of Limited Partnership of Enex Consolidated Partners, L.P. a cash payment equal to the number of units held by the Investor, multiplied by the percent value of all units as determined by an independent expert instructed to assume an orderly liquidation of partnership assets over a 12-month period. The Appraisal Report, including a summary of the appraisal indicating all material assumptions underlying the appraisal, is included as Appendix "E" to the Prospectus.


                                 SIGNATURE BOX
                   (ONLY FOR OTHER NON-CONSENTING INVESTORS)

         Please sign exactly as your name is printed in Part I above, unless printed incorrectly. When signing as general partner, corporate officer, attorney-in-fact, executor, administrator, trustee or guardian, please give full title and send proper evidence of authority with this consent. For joint owners, each joint owner must sign.

         ----------------------------------------------
         Full Name of Investor   (Please Print)

         ----------------------------------------------
         Full Name of Co-owner, if any   (Please Print)

         ----------------------------------------------
         Signature of Investor   (Please Print)

         ----------------------------------------------
         Signature of Co-owner, if any   (Please Print)

         Business Telephone:  (----) ------------------

         Home Telephone:  (----) ----------------------

         Dated: ---------------------------------, 1998

                                    PART VII
                                  INSTRUCTIONS

         1. Previously Transferred Interests. If an Investor has transferred, whether by sale, gift, death or otherwise, the beneficial ownership of any Interest of which he has been named a holder of record in the accompanying Letter of Transmittal without previously notifying Middle Bay or complying with the procedures set forth in the Partnership Agreement for transferring his Interest in the Partnership, he or she should notify Middle Bay of that fact and identify the Interest transferred, the date of transfer and the name, address and tax identification number of the assignee. Middle Bay will then send the Investor and the assignee revised Letters of Transmittal and request from the Investor or assignee such other documents as it may require in order to facilitate the tender, if desired, of an assignee's interest in the Partnership.

         2. Participation in Exchange. To be entitled to receive the Common Stock in the Exchange, even if consent to the Proposal is withheld, or cash payment if dissenting under Part IV, an Investor must deliver one originally-executed copy of the Letter of Transmittal, completed, dated and signed in the Signature Box in Part IV, or the Signature Box in Part V for non-consenting California residents, or the Signature Box in Part VI for other non-consenting Investors. Delivery is at the risk of the Investor. A tender or notice of dissent will be effective only when the Letter is actually received by the Exchange Agent. The Letter must be received by the Exchange Agent on or before 5:00 p.m. Central Time on _________, 1988 unless the Exchange Offer is extended, in which event the Letter must be received by the latest time and date on which the Exchange Offer, as so extended, will expire. Middle Bay may revoke, at its sole discretion, any incomplete or non-conforming Letter of Transmittal.

         3. Signatures. The Letter must be signed by the Investor whose name appears in Part I of the Letter. If the Interest is held in the names of two or more persons, all such persons must sign the Letter. With respect to Interests held by entities such as trusts, joint ventures, limited partnerships or general partnerships, Middle Bay may require that the Letter of Transmittal be accompanied by evidence acceptable to Middle Bay that the entity has met all requirements of its governing instruments, such as applicable partnership or joint venture agreements, and that the person signing the Letter is authorized to sign for the Investor under the laws of the jurisdiction in which the entity was organized.

                  TO PARTICIPATE IN THE EXCHANGE OFFER, AN INVESTOR MUST SIGN IN THE SIGNATURE BLOCK IN PART IV (OR PART V FOR CALIFORNIA INVESTORS OR PART VI FOR OTHER DISSENTING INVESTORS), EVEN IF THE INVESTOR OBJECTS TO THE EXCHANGE OFFER AND ELECTS TO WITHHOLD HIS OR HER CONSENT TO THE PROPOSAL. INVESTORS WILL NOT RECEIVE SHARES IN THE EXCHANGE UNTIL A SIGNED LETTER OF TRANSMITTAL IS RETURNED.

         4. Conditional Tenders. No alternative, conditional or contingent tenders will be accepted.

         5. Withdrawal of Tenders. Tenders of Interests and consents to the Proposal are revocable at any time prior to the Expiration Date by delivering a notice of withdrawal to Middle Bay.

         6. Validity of Tenders. All questions on the validity, form, eligibility (including time of receipt) and acceptance of Interests will be determined by Middle Bay, and its determination will be final and binding. Interpretation by Middle Bay of the terms and conditions of the Exchange Offer (including the instructions to the Letter of Transmittal) will also be final and binding. Middle Bay reserves the right to waive any irregularities or conditions on the manner of tender, and the interpretation by Middle Bay of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding. Any irregularities in connection with tenders must be cured within such time as Middle Bay shall determine unless waived by it.

            Tenders will be deemed not to have been made until any irregularities have been cured or waived. Any Letter of Transmittal which is not properly completed and executed, and as to which irregularities are not cured or waived, will be returned by Middle Bay to the Investor as soon as practicable. Middle Bay is under no duty to give notification of defects in tenders and will not incur any liability for failure to give notification.

            Middle Bay will not accept tenders of less than all of an Investor's Interest in the Partnership.

         7. Consents to Proposal. A tender of an Interest constitutes a consent to the Proposal. Only persons who are holders of record of Partnership Interests on the date of the Prospectus may vote on the Proposal.

         8. Contractual Dissenters' Rights. All investors have limited dissenters' rights under Section 8.10 of the Amended Articles of Limited Partnership in connection with the proposed Exchange Offer. By signing Part VI and thereby withholding consent to the Proposal, an Investor will be deemed to exercise his dissenter's rights and will receive a cash payment as indicated in
Part IV and as set forth in the Prospectus (please see "The Exchange Offer and Proposal -- Appraisal and Dissenter's Rights").

         9. Dissenters' Rights for California Residents. Investors residing in California have limited dissenters' rights in accordance with the requirements for roll-up transactions. By signing Part V and thereby withholding consent to the Proposal, Investors in that state will be deemed to exercise their dissenters' rights and will receive the number of shares of Common Stock equal to the Exchange Value of their Interests divided by the average closing prices of the Units on NASDAQ Small Cap Market during the twenty trading days immediately after the Closing Date. Each California Investor withholding consent to the Proposal will also be deemed to have tendered his Interest for that number of Units and therefore will not be required to separately submit an executed Transfer Application. If the average price of the Units during the specified period after the Closing Date is lower than the Exchange Price, dissenting California Investors will receive more for their Interests than they would otherwise receive in the Exchange Offer. Any increase in the market price of the Common Stock during that period relative to the Exchange Price, however, would reduce the number of shares that dissenting California Investors will receive in the Exchange Offer.

                  Although the roll-up requirements for California residents entitle them to an appraisal in roll- up transactions involving their investments, Investors residing in California who exercise these dissenters' rights will not be entitled to a separate appraisal for their Interests because the Exchange Value of the Common

Stock determined by Middle Bay exceeds the liquidation value assigned to the Partnership's net assets in an independent appraisal already performed in accordance with the Partnership Agreement.

                  California residents may choose to exercise their dissenters' rights either under Part V or Part VI (but not both), and such exercise waives all dissenters' rights not exercised.

                         HARRIS WEBB & GARRISON EXHIBIT          EXHIBIT "D"
                              INVESTMENT BANKERS



G. CLYDE BUCK
MANAGING DIRECTOR

                                                  October 15, 1998


PERSONAL AND CONFIDENTIAL

Middle Bay Oil Company, Inc.
1221 Lamar, Suite 1020
Houston, Texas  77010

Attention:   Board of Directors

Gentlemen:

         You have advised Harris Webb & Garrison, Inc. ("HWG") that Middle Bay Oil Company, Inc. ("Middle Bay") has proposed to acquire all of the limited partnership interests (the "Units") in Enex Consolidated Partners, L.P. (the "Enex Partnership") by offering to the owners of those Units 2.128 shares of Convertible Redeemable Series C Preferred Stock (the "Preferred Stock") to be issued by Middle Bay in exchange for each Partnership Unit (the "Exchange"). The Preferred Stock will have a cumulative annual cash dividend rate of $0.50 per share, which is 10% of its stated value of $5.00 per share and will be convertible, at any time at the option of the holder, into Middle Bay common stock at a conversion price of $5.00 per share, subject to certain anti-dilution adjustments. The Preferred Stock will be redeemable at the option of Middle Bay on and after January 1, 2000 at a redemption price of $5.00 per share plus accrued and unpaid dividends. You have requested that HWG act as financial advisor and issue an opinion ("Opinion") as to the fairness to the public limited partners of the Enex Partnership of the financial terms of the proposed Exchange.

         HWG, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

                           HARRIS WEBB & GARRISON, INC.
               5599 San Felipe, Suite 301, Houston, Texas 77056
                           Telephone: (713) 993-4600

Middle Bay Oil Company, Inc.
October 15, 1998
Page 2

         In arriving at our Opinion, we have, among other things:

         Reviewed Middle Bay's draft Form S-4 Registration Statement dated
                 July 31, 1998 and a draft of Amendment No. 1 to Form S-4 Registration Statement dated October 14, 1998;

         Reviewed the Enex Partnership's 10-KSB report for the year ended
                 December 31, 1997 with financial statements audited by Deloitte & Touche, L.L.P.;

         Reviewed the Enex Partnership's 10-QSB reports for the quarters ended
                 March 31, 1998 and June 30, 1998;

         Reviewed Middle Bay's 10-KSB report for the year ended December 31,
                 1997 with financial statements audited by Schultz, Watkins & Company;

         Reviewed Middle Bay's 10-QSB reports for the quarters ended March 31,
                 1998 and June 30, 1998;

         Reviewed summary pages of the Enex Parnership's reserve reports prepared by H.J. Gruy and Associates, Inc. as of July 1, 1998 and October 1, 1998;

         Reviewed summary pages of Middle Bay's reserve report prepared by Middle Bay as of July 1, 1998 and October 1, 1998;

         Reviewed historical distributions made to limited partners of the Enex
                 Partnership and its predecessors;

         Discussed with management of Middle Bay and the Enex Partnership the outlook for future operating results, the assets and liabilities of both companies, materials in the foregoing documents, and other matters we considered relevant to our inquiry; and

         Considered such other information, financial studies, analyses and investigations as we deemed relevant under the circumstances.

         In our review and in arriving at our Opinion, we have, with your permission, (i) not independently verified any of the foregoing information and have relied upon its being complete and accurate in all material respects, (ii) with respect to any estimates, evaluations and projections furnished to us, assumed that such information was reasonably prepared and based upon the best currently available information and good faith judgement of the person furnishing the same, and (iii) not made an independent evaluation or appraisal of specific assets of Middle Bay or the Enex Partnership.

Middle Bay Oil Company, Inc.
October 15, 1998
Page 3

In addition, we have not made a physical inspection of the oil and gas properties of Middle Bay or the Enex Partnership, nor have we made any independent evaluations, appraisals or investigations of the other assets of Middle Bay or the Enex Partnership. In rendering this Opinion, we have not considered, nor have we reviewed, the terms of the limited partnership agreement of the Enex Partnership (or other relevant agreements among its partners), nor have we considered the effect that structural and legal differences of investment in a limited partnership and a corporation may have upon the fairness of the Exchange to limited partners of the Enex Partnership.

We are not experts in geological and engineering evaluation of oil and gas reserves. In rendering our Opinion, we have relied upon, among the other information described above, the report of H.J. Gruy and Associates, Inc. dated September 23, 1998 of (i) the net reserves of the Enex Partnership and future net cash flow and discounted net cash flow thereof as of October 1, 1998 and
(ii) the estimated fair market value and liquidation value of the Enex Partnership.

Our Opinion is based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter. HWG consents to the inclusion of the text of this Opinion in any notice or appropriate disclosure to the limited partners of the Enex Partnership and in any filing that Middle Bay or the Enex Partnership is required by law to make, or include in documents filed, with the Securities and Exchange Commission.

         Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the proposed Exchange is fair to the public limited partnership unitholders of the Enex Partnership from a financial point of view.


                                                 HARRIS WEBB & GARRISON, INC.




                                                 By:__________________________
                                                    G. Clyde Buck
                                                    Managing Director

                         INDEX TO FINANCIAL STATEMENTS



Middle Bay Oil Company, Inc.

          Independent Auditors' Report.....................................  F-1
          Consolidated Balance Sheets as of December 31, 1997 and 1996.....  F-2
          Consolidated Statements of Cash Flows for the Years Ended
             December 31, 1997 and 1996....................................  F-4
          Consolidated Statements of Operations for the Years Ended
             December 31, 1997 and 1996....................................  F-6
          Consolidated Statements of Changes in Stockholders' Equity for
             Year Ended December 31, 1997 and 1996.........................  F-7
          Notes to Consolidated Financial Statements.......................  F-9
          Consolidated Balance Sheets as of June 30, 1998 (unaudited) and
             December 31, 1997............................................. F-27
          Consolidated Statements of Operations for the Six Months Ended
             June 30, 1998 and 1997........................................ F-29
          Consolidated Statements of Cash Flows for the Six Months Ended
             June 30, 1998 and 1997........................................ F-30
          Notes to Consolidated Financial Statements....................... F-32

Enex Consolidated Partners, L.P.

          Independent Auditors' Report..................................... F-42
          Balance Sheet as of December 31, 1997............................ F-43
          Statements of Operations for the Six Month Periods Ended
             December 31, 1997 and June 30, 1997 and for the Year
             Ended December 31, 1996....................................... F-44
          Statements of Changes in Partners' Capital for the Two
             Years Ended December 31, 1997................................. F-45
          Statements of Cash Flows for the Six Months Ended
             December 31, 1997 and June 30, 1997 and for the Year
             Ended December 31, 1996....................................... F-46
          Notes to Financial Statements.................................... F-48
          Balance Sheet as of June 30, 1998 (unaudited).................... F-53
          Statements of Operations for the Six Months Ended June 30,
             1998 and 1997................................................. F-54
          Statements of changes in Partners Capital for the Year Ended
             December 31, 1997 and for the Six Months Ended June 30, 1998.. F-55
          Statements of Cash Flows for the Six Months Ended June 30,
             1998 and 1997................................................. F-56
          Notes to Financial Statements.................................... F-57

                          Independent Auditors' Report

Board of Directors and Stockholders
Middle Bay Oil Company, Inc.

         We have audited the accompanying consolidated balance sheets of Middle Bay Oil Company, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middle Bay Oil Company, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the financial statements, the Company restated its consolidated financial statements to exclude a valuation allowance in presenting its net deferred income tax liability.

Jackson Mississippi
February 27, 1998

                           MIDDLE BAY OIL COMPANY, INC.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996

                                     ASSETS

                                                                       1997             1996
                                                                       ----             ----
CURRENT ASSETS
         Cash and cash equivalents                                  $ 1,587,184      $   556,026
         Accounts receivable                                          2,325,138        1,129,417
         Other current assets                                           104,313           58,137
         Assets held for resale                                         206,464               --
                                                                    -----------      -----------
         Total current assets                                         4,223,099        1,743,580

NON-CURRENT ASSETS
         Accounts receivable - stockholder (Note 3)                     166,165          159,215

PROPERTY (at cost)(substantially pledged) (Notes 1&4)
         Oil and gas (successful efforts method)                     62,654,347       16,252,576
         Other                                                          837,205          354,603
                                                                    -----------      -----------
                                                                     63,491,552       16,607,179
         Less accumulated depletion, depreciation
           and amortization                                         (30,636,202)      (5,332,517)
                                                                    -----------      -----------
                                                                     32,855,350       11,274,662

OTHER ASSETS                                                              7,958            7,523
                                                                    -----------      -----------
TOTAL ASSETS                                                        $37,252,572      $13,184,980
                                                                    ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     1997                 1996
                                                                     ----                 ----
CURRENT LIABILITIES

  Current maturities of long term debt (Note 4)                  $  1,375,537       $    554,601
  Accounts payable - trade                                          1,176,680            381,870
  Royalties payable                                                   212,622              4,720
  Other current liabilities                                           126,092             16,206
                                                                 ------------       ------------

           Total current liabilities                                2,890,931            957,397

LONG TERM DEBT (Note 4)                                             9,714,713          5,158,477

DEFERRED INCOME TAXES (Notes 1 & 5)                                 4,780,528            610,785

REDEEMABLE COMMON STOCK (Note 8)                                           --            421,179

STOCKHOLDERS' EQUITY
  Preferred stock, $.02 par, 5,000,000 shares
    authorized with 1,666,667 shares designated
    Series A, none other issued                                            --                 --
  Cumulative convertible Series A 8%
    preferred stock, $6 stated value, 1,666,667 designated,
    1,666,667 and 166,667 shares issued and
    outstanding at 12/31/97 and 12/31/96,
    respectively, $10,000,000 aggregate liquidation
    preference                                                     10,000,000          1,000,000
  Convertible preferred stock Series B, $7.50 stated
    value, 266,667 shares issued and outstanding at
    12/31/97. $2,000,000 aggregate liquidation
    preference                                                      3,627,000                 --
  Common stock, $.02 par value, 10,000,000 authorized,
    4,519,206 and 1,880,917 shares issued and outstanding
    at 12/31/97 and 12/31/96, respectively                             90,392             37,618
  Additional paid-in capital                                       23,029,299          6,049,442
  Less redeemable common stock                                             --           (421,179)
  Unearned stock compensation                                         (67,500)
  Accumulated deficit                                             (16,744,751)          (560,699)
  Less cost of treasury stock; 21,773 shares at
    12/31/97 and 12/31/96                                             (68,040)           (68,040)
                                                                 ------------       ------------

      Total stockholders' equity                                   19,866,400          6,037,142
                                                                 ------------       ------------


COMMITMENTS AND CONTINGENCIES (Note 9)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 37,252,572       $ 13,184,980
                                                                 ============       ============

          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Years Ended December 31,
                                                                     1997                 1996
                                                                     ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                                              $(15,579,340)      $    205,500
  Adjustments to reconcile net (loss) income
  to net cash provided by operating activities:
    Depletion, depreciation and amortization                        4,567,065          1,184,713
    Impairments                                                    21,147,823            277,483
    Deferred income taxes                                          (7,451,249)            69,792
    Bad debt expense                                                   45,000                 --
    Unearned stock compensation                                       202,500                 --
    Gain on sale of assets                                             (7,018)           (37,814)
  Changes in operating assets and liabilities:
    (Increase) Decrease in receivables                                243,777            (14,487)
    Decrease in payables                                             (438,355)          (303,457)
    Other                                                            (147,928)             7,646
                                                                 ------------       ------------
      Net cash provided by operating activities                     2,582,275          1,389,376

CASH FLOWS FROM INVESTING ACTIVITIES
  Payment for acquisition of NPC Energy Corp.,
    net of cash acquired of $633,712                                       --           (651,016)
  Payment for acquisition of Bison Energy Corp.,
    net of cash acquired of $994,367                               (7,139,914)                --
  Payment for acquisition of Shore Oil Company
    net of cash acquired of $2,057,467                               (514,299)                --
  Capital expenditures:
    Oil and gas properties                                         (7,056,213)        (1,596,966)
    Office building and other                                        (246,735)            (8,188)
  Proceeds from sales of:
    Oil and gas properties                                            103,872             40,000
    Timberland                                                             --             75,000
    Other                                                           1,445,890                 --
  Advances to stockholders - net                                       (6,950)           (26,668)
                                                                 ------------       ------------
      Net cash used in investing activities                       (13,414,349)        (2,167,838)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds of bank loans                                            5,769,705            529,596
  Principal payments on loans                                      (2,497,533)          (207,859)
  Proceeds from issuance of preferred stock                         9,000,000          1,000,000
  Preferred stock dividends                                          (604,712)                --
  Proceeds from common stock                                          195,772                 --

  Purchases of treasury stock                                              --            (68,040)
                                                                 ------------       ------------
    Net cash provided by financing activities                      11,863,232          1,253,697

                                                                     1997                 1996
                                                                     ----                 ----
NET INCREASE IN CASH AND CASH EQUIVALENTS
FOR THE YEAR                                                        1,031,158            475,235
  Cash and cash equivalents - Beginning of year                       556,026             80,791
                                                                 ------------       ------------
  Cash and cash equivalents - End of year                        $  1,587,184       $    556,026
                                                                 ============       ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
  Cash paid during the year for:
    Interest                                                     $    671,081            504,945
                                                                 ============       ============
    Income Taxes                                                 $      6,451              5,079
                                                                 ============       ============
  Non-cash investing and financing activities:
    Common stock issued in acquisition of
      NPC Energy Corp.                                           $         --       $   1,967,00
                                                                 ============       ============
    Conversion of redeemable common stock to common
      stock (net of treasury shares acquired)                    $    421,179       $    363,423
                                                                 ============       ============
    Common stock issued in acquisition of
      Bison Energy Corp.                                         $  3,330,559       $         --
                                                                 ============       ============
    Common stock issued in acquisition of
      Shore Oil Company                                          $ 12,976,165       $         --
                                                                 ============       ============
    Preferred stock Series B issued in acquisition of
      Shore Oil Company                                          $  3,627,000       $         --
                                                                 ============       ============
    Debt assumed in acquisition of Shore Oil Company             $  2,105,000       $         --
                                                                 ============       ============
    Common stock issued in property acquisition                  $    260,130       $         --
                                                                 ============       ============

          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY. INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     Years Ended December 31,
                                                                     1997                1996
                                                                     ----                ----
REVENUES
  Oil and gas sales                                              $ 10,213,047       $  4,474,786
  Gain on sale of oil and gas properties                                7,018             37,815
  Delay rental and lease bonus income                                 975,347                 --
  Other                                                               237,583            373,820
                                                                 ------------       ------------
    Total revenue                                                  11,432,995          4,886,421

COSTS AND EXPENSES
  Operating expenses, including production taxes                    3,848,627          1,516,011
  Geological and geophysical costs                                    222,608                 --
  Abandonment costs                                                 1,118,838            428,598
  Impairments                                                      21,147,823            277,483
  Depletion, depreciation and amortization                          4,567,063          1,184,713
  Interest                                                            671,081            504,945
  Stock compensation expense                                          202,500                 --
  General and administrative                                        2,361,124            662,288
  Other                                                               317,469             32,012
                                                                 ------------       ------------
      Total expenses                                               34,457,133          4,606,050

(LOSS) INCOME BEFORE INCOME TAX
  (BENEFIT) EXPENSE                                               (23,024,138)           280,371

INCOME TAX (BENEFIT) EXPENSE (Note 5)
  Current                                                               6,451              5,079
  Deferred                                                         (7,451,249)            69,792
                                                                 ------------       ------------
                                                                   (7,444,798             74,871
                                                                 ------------       ------------

NET (LOSS) INCOME                                                $(15,579,340)      $    205,500

  Dividends to preferred stockholders                                (604,712)                --
                                                                 ------------       ------------
NET (LOSS) INCOME AVAILABLE TO
  STOCKHOLDERS                                                   $ (16,184,52)      $    205,500
                                                                 ============       ============

NET (LOSS) INCOME PER SHARE
  Basic                                                          $      (4.76)      $       0.15
                                                                 ============       ============
  Diluted                                                        $      (4.76)      $       0.14
                                                                 ============       ============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
    Basic                                                           3,397,117          1,332,141
                                                                 ============       ============
    Diluted                                                         3,397,117          1,449,855
                                                                 ============       ============

          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                           Preferred Stock                              Common
                                            Series A                        Series B                    Stock
                                     Shares        Amount              Shares      Amount        Shares        Amount
                                     ------        ------              ------      ------        ------        ------
BALANCE- 1/1/96                           --    $        --                     $        --     $1,318,917   $ 26,378

Common stock issued in
  acquisition of NPC Energy
  Corporation                             --             --               --             --        562,000     11,240
Preferred stock issued               166,667      1,000,000               --             --             --         --
Conversion of redeemable
  common stock to common
  stock                                   --             --               --             --             --         --
Net income                                --             --               --             --             --         --
Treasury stock acquired -
 21,773 shares                            --             --               --             --             --         --
                                   ---------    -----------        ---------    -----------     ----------   --------
BALANCE- 12/31/96                    166,667      1,000,000               --             --      1,880,917     37,618

Common stock issued in
  acquisition of NPC Energy
  Corporation                             --             --               --             --         33,463        677
Preferred Series A issued          1,500,000      9,000,000               --             --             --         --
Common stock issued in
  acquisition of Bison Energy
  Corporation                             --             --               --             --        605,556     12,111
Common stock issued in
  acquisition of Shore Oil
  Company                                 --             --               --             --      1,883,333     37,667
Preferred Series B issued
  in acquisition of
  Shore Oil Company                       --             --          266,667      3,627,000             --         --
Conversion of redeemable
  common stock to common
  stock                                   --             --               --             --             --         --
Restricted stock awards                   --             --               --             --         49,091        982
Stock options exercised                   --             --               --             --         40,833        817
Purchase of oil and gas
  working interests                       --             --               --             --         26,013        520
Unearned stock
  compensation
Net loss
8% Preferred stock Series
  A dividends                             --             --               --             --             --         --
                                   ---------    -----------        ---------    -----------     ----------   --------

  BALANCE- 12/31/97                1,666,667    $10,000,000          266,667    $ 3,627,000      4,519,206   $ 90,392

  Additional       Redeemable       Unearned
    Paid-in          Common           Stock         Accumulated      Treasury
    Capital           Stock       Compensation        Deficit          Stock            Total
  -----------      ----------     ------------     ------------      ----------         -----
  $ 4,093,682      $ (852,642)    $       --     $    (766,199)    $         --     $  2,501,219

    1,955,760              --             --                --               --        1,967,000
           --              --             --                --               --        1,000,000

           --         431,463             --                --               --          431,463
           --              --             --           205,500               --          205,500

           --              --             --                --          (68,040)         (68,040)
 ------------      ----------        -------     -------------       -----------    ------------
    6,049,442       (421,179)            --           (560,699)         (68,040)       6,037,142

       93,018             --             --                 --               --           93,695
           --             --             --                 --               --        9,000,000

    3,318,447             --             --                 --               --        3,330,558

   12,938,498             --             --                 --               --       12,976,165

           --             --             --                 --               --        3,627,000

           --        421,179             --                 --               --          421,179
      269,018             --             --                 --               --          270,000
      101,266             --             --                 --               --          102,083

      259,610             --             --                 --               --          260,130

           --             --        (67,500)                --               --          (67,500)
           --             --             --        (15,579,340)              --      (15,579,340)

           --             --             --           (604,712)              --         (604,712)
 ------------      ---------      ----------      ------------       ----------     ------------

 $ 23,029,299      $      --      $  (67,500)    $ (16,744,751)      $  (68,040)    $ 19,866,400
 ============      =========      ==========     =============       ==========     ============


                          MIDDLE BAY OIL COMPANY, INC,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Organization

         Middle Bay Oil Company, Inc. (the Company), was incorporated under the laws of the state of Alabama on November 20, 1992. On December 31, 1996, the Company acquired NPC Energy Corporation, and during 1997, the Company acquired Bison Energy Corporation and Shore Oil Company (See Note 2). The Company is engaged in the acquisition, development and production of oil and natural gas in the contiguous United States.

Significant Accounting Policies

         The Company's accounting policies reflect industry standards and conform to generally accepted accounting principles. The more significant of such policies are described below.

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Restatement of the 1997 Financial Statements

         In 1998, the Company restated its 1997 financial statements to correctly state deferred income taxes for improper inclusion of a valuation allowance for deferred income taxes. This restatement resulted in an adjustment decreasing the net loss and net loss available to stockholders by $1,125,542. The net loss per share decreased $.34 as a result of the restatement.

Cash and Cash Equivalents

         For purposes of the statements of cash flows, the Company classifies all cash investments with original maturities of three months or less as cash.

Oil and Gas Property

         The Company follows the successful efforts method of accounting for oil and gas properties, and accordingly, capitalizes ad direct costs incurred in connection with the acquisition, drilling and development of productive oil and gas properties. Costs associated with unsuccessful exploration are charged to expense currently. Geological and geophysical costs and costs of carrying and retaining unevaluated properties are charged to expense. Depletion, depreciation and amortization of capitalized costs are computed separately for each property based on the unit of production method using only proved oil and gas reserves. In arriving at such rates, commercially recoverable reserves have been estimated by independent petroleum engineering firms. The Company reviews its undeveloped properties continually and charges them to expense on a property by property basis when it is determined that they have been condemned by dry holes, or will not be retained, sold or drilled upon.

Site Restoration, Dismantlement and Abandonment Costs

         Site restoration, dismantlement and abandonment costs (P&A costs) are common in the oil and gas industry in which the Company conducts operations. P&A costs are costs associated with removing the facilities and equipment required to operate a well and restoring the well site to specified conditions. P&A procedures are governed by federal and state regulations and contractual obligations. P&A costs are incurred when the oil and gas reserves of a well or wells are depleted or when production drops to the point that it is no longer economically feasible to produce.

         The Company, in conjunction with its independent engineers and the operators of the wells, continually reviews its working interests with respect to potential P&A costs. When conditions require that a well be plugged and abandoned, the appropriate accounting procedures are followed. When a well, or the last well of a group of proved properties ceases to produce or is no longer economically feasible to produce, the entire cost related to the well or group of wells, which includes estimated future dismantlement and abandonment cost, is written off and gain or loss is recognized. Any additional liabilities arising from P&A costs, net of salvage value of the equipment, are accrued in the financial statements and charged to expense in the current period.

         P&A costs are considered in the proved oil and gas reserve estimates as disclosed in Note 11 - Supplemental Oil and Gas Reserve Information; and, if material, the present value of the reserves is reduced accordingly.

         As of December 31, 1997 and 1996, the P&A costs accrued were immaterial.

Impairment of Long Lived Assets

         Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of" (SFAS No. 121) was issued in March 1995. This statement requires that long lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. This review consists of a comparison of the carrying value of the asset to the asset's expected future undiscounted cash flows without interest costs.

         Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows are less than the carrying value of the asset, an impairment exists and is measured as the excess of the carrying value over the estimated fair value of the asset. Any impairment provisions recognized in accordance with SPAS No. 121 are permanent and may not be restored in the future.

         In the fourth quarter of 1997 and 1996 the Company's proved properties were assessed for impairment on an individual field basis and the Company recorded impairment provisions of $21,147,823 and $277,483 respectively, attributable to certain producing properties.

         Prior to the adoption of SFAS No. 121, the Company assessed its proved oil and gas properties on an individual field basis using management's best estimate of the expected future cash flows from the producing properties.

Other Property and Equipment

         Property and equipment are stated at cost and depreciation is computed on the accelerated method over appropriate lives ranging from five to seven years. Additions and betterments which provide benefits to several periods are capitalized.

Environmental Liabilities

         Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

Revenue

         Oil and gas revenues are recorded using the sales method, whereby the Company recognizes revenues based on the amount of oil and gas sold to purchasers on its behalf.

Income Taxes

         The Company uses the asset and liability method of accounting for income taxes required by the Statement of Financial Accounting Standards No.
109. Under the asset and liability method, deferred tax assets and liabilities are determined by applying enacted statutory tax rates applicable to future years to the difference between the financial statement and tax basis of assets and liabilities.

Stock Based Compensation

         In October 1995, The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock Based Compensation", which establishes financial accounting and reporting standards for stock based compensation plans. Effective for fiscal years beginning after December 31, 1995, the statement provides the option to continue under the accounting provisions of APB No. 25, while requiring proforma footnote disclosures of the effects of net income and earnings per share, calculated as if the new method had been implemented. The Company has adopted the financial reporting provisions of SFAS No. 123 for 1997, but will continue under the accounting provisions of APB Opinion 25.
                                      F-11

Use of Estimates

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Earnings Per Share

         Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share, and requires, among other things, dual presentation of basic and diluted earnings per share on the face of the statement of operations. In accordance with SFAS No. 128, earnings per share and weighted average shares outstanding have been restated to conform to this statement for all periods presented.

Concentrations of Market Risk

         The future results of the Company will be affected by the market prices of oil and natural gas. The availability of a ready market for natural gas and oil in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas and crude oil, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas and oil, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

Concentrations of Credit Risk

         Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash investments with high credit qualified financial institutions. Risk with respect to receivables is concentrated primarily in the current production revenue receivable from multiple oil and gas producers, both major and independent, and is typical in the industry. The Company sold oil and gas representing approximately 14% of its total production to one customer, Warren Petroleum, for the year ended December 31, 1997.

Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in the Company's financial statements. Comprehensive income includes all changes in the Company's equity except investments by and distributions to owners and includes, among other things, foreign currency translation adjustments. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments be included in interim reports issued to shareholders. Both of these statements are effective for financial statements for periods beginning after

December 15, 1997. As both SFAS Nos. 130 and 131 establish standards for reporting and display, the Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

(2) ACQUISITIONS

         On December 31, 1996, the Company completed the acquisition of NPC Energy Corporation ("NPC"). The transaction consisted of a merger (the "NPC Merger") of NPC into the Company and its separate corporate existence ceased.

         The cost of acquiring NPC was approximately $3.20 million, consisting of the following (in thousands):

         Estimated fair value of 562,000 shares
           of MBOC common stock issued..................  $ 1,967
         Cash consideration ............................    1,226
         Legal and accounting expenses .................       35
                                                          -------
                                                          $ 3,228
                                                          =======



The fair value of the securities issued in connection with the NPC Merger was calculated assuming the price of the Company's common stock was $3.50 per share.

         The Company's purchase price was allocated to the assets and liabilities of NPC based on estimates of the fair values with the remaining purchase price allocated to proved oil and gas properties. No goodwill was recorded in this transaction.

         The allocation of the purchase price is summarized as follows: (in thousands)

       Working capital .................................  $   775
       Oil and gas properties (proved) .................    3,378
       Debt assumed ....................................     (385)
       Deferred income taxes ...........................     (540)
                                                          -------
                                                          $ 3,228
                                                          =======

         On February 28, 1997, the Company completed the acquisition of Bison Energy Corporation ("BEC"). The transaction consisted of a merger (the "Bison Merger") of BEC into Bison Energy Corporation-Alabama, a wholly-owned subsidiary of the Company. On February 28, 1997, Bison Energy Corporation-Alabama merged into BEC and its separate corporate existence ceased. BEC continues as a wholly-owned subsidiary of the Company.

         The cost of acquiring BEC was approximately $10 million, consisting of the following (in thousands):

         Estimated fair value of 605,556 shares
           of MBOC common stock issued ..........................   $  3,330
         Cash consideration .....................................      6,654
         Legal and accounting expenses ..........................         35
                                                                    --------
                                                                    $ 10,019
                                                                    ========

         The fair value of the securities issued in connection with the merger was calculated using the price of the Company's common stock at the time the Bison Merger was announced to the public of $5.50 per share.

         The Company's purchase price was allocated to the consolidated assets and liabilities of BEC based on estimates of the fair values with the remaining purchase price allocated to proved oil and gas properties. No goodwill was recorded in this transaction.

         The allocation of the purchase price is sums as follows: (in thousands)

         Working capital ........................................   $    714
         Oil and gas properties (proved).........................     13,268
         Yard equipment .........................................        465
         Deferred income taxes ..................................     (4,428)
                                                                    $ l0,019
                                                                    ========

         The price paid for BEC and the allocation of the purchase price, both detailed above, excludes the $1,445,890 allocated to non-oil and gas assets that were purchased in the merger and sold on March 3, 1997 for S1,445,890.

         On June 30, 1997, the Company completed the acquisition of Shore Oil Company Shore"). The transaction consisted of a merger (the "Shore Merger") of Shore into Shore Acquisition Company Inc., a wholly-owned subsidiary of the Company. On June 30, 1997, Shore Acquisition Company merged into Shore and its separate corporate existence ceased. Shore continues as a wholly-owned subsidiary of the Company.

         The cost of acquiring Shore was approximately $19 million, consisting of the following (in thousands):

         Estimated fair value of 1,883,333 shares
           of MBOC common stock issued ..........................   $  12,976
         Estimated fair value of 266,667 shares
           of MBOC Series B preferred stock......................       3,627
         Cash consideration .....................................       2,533
         Legal and accounting expenses ..........................          38
                                                                    ---------
                                                                    $  19,174
                                                                    =========

         The fair value of the securities issued in connection with the merger was calculated using the average price of the Company's common stock at the time the Shore Merger was announced to the public and further adjusted for tradability restrictions. An independent valuation firm determined the tradability discount for the Company's common stock.

         The Company's purchase price was allocated to the consolidated assets and liabilities of Shore based on estimates of the fair values with the remaining purchase price allocated to proved and unproved oil and gas properties. No goodwill was recorded in this transaction.

         The allocation of the purchase price is summarized as follows: (in thousands)

         Working capital..............................................        $  2,288
         Oil and gas properties (proved and unproved).................          20,688
         Fee minerals.................................................           5,495
         Debt assumed.................................................          (2,105)
         Deferred income taxes .......................................          (7,192)
                                                                              --------
                                                                              $ 19,174

         The following pro forma data presents the results of the Company for the twelve months ended December 31, 1997 and 1996, as if the acquisitions of NPC, BEC and Shore had occurred on January 1, 1996. The pro forma results are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments for oil and gas revenues, production costs, depreciation and depletion related to the properties and businesses acquired, preferred stock dividends on preferred stock issued, and the related income tax effects (in thousands, except per share amounts).

                                                                      Pro Forma     (Unaudited)
                                                                          1997         1996
                                                                      ----------   -----------
         Total revenues .........................................     $   14,753     $ 15,068
         Net loss ...............................................        (22,466)        (946)
         Loss per diluted share .................................          (6.61)       (0.65)

(3) RELATED PARTY TRANSACTIONS

         The Company had a note receivable from Bay City Energy Group, Inc. (successor entity to Bay City Minerals, Inc., effective September 26, 1995) a significant stockholder, as of December 31, 1997 and 1996 in the amount of $166,165 and $159,215 respectively. The principal balance of the note accrues interest at 5% annually and is due January 1, 2001. The note is secured by 75,000 shares of Company common stock. Bay City Energy Group, Inc. made no cash payments to the Company and was advanced $26,668 during the year ended December 31, 1996. Interest of $27,160 was accrued on the note as of December 31, 1997.

         The Company rents office space from C.J. Lett III, a shareholder, officer and director of the Company. The rent is $3,000 per month for three years through February, 2000.

         Gary R Christopher, a shareholder and director of the Company, is employed by Kaiser-Francis Oil Co., which owns approximately 43% of the common stock of the Company.

(4) LONG-TERM DEBT

        Long-term debt at December 31,1997 and 1996, consisted of the following:

                                                                                   1997                   1996
                                                                                   ----                   ----
         Convertible Loan for $50,000,000 due March 31, 1998,
          secured by oil and gas properties, monthly payments
          of interest only at LIBOR plus 1.75%, convertible
          into a 72 month term note on March 31, 1998                        $  10,956,298         $         --

         Convertible loan for $6,000,000 due September 30, 1997,
          Secured by oil and gas properties, monthly payments of
          interest only at 1.5% over prime, convertible into a 72
          month term note on September 30, 1997                                         --            5,186,596

         Term note due August 31,1998, secured by oil and gas
           properties, repayable in monthly installments of $27,590
           plus interest at 9.5%                                                        --              385,089

         Note, due 1/1/99, secured by office building, repayable in
           monthly installments of $1,511 including interest at 7 3/4%             133,952              141,393
                                                                             -------------         ------------

         Total                                                                  11,090,250            5,713,078

         Less current maturities                                                (1,375,537)            (554,601)
                                                                             -------------         ------------

         Long term debt excluding current maturities                         $   9,714,713          $ 5,158,477
                                                                             =============         ============

         On April 3, 1996, the Bank concerted its $5.6 million term note into a $6.0 million, one-year, revolving line-of-credit (the "$6 million Convertible Loan"), effective April 1, 1996. The $6 million Convertible Loan required monthly payments of interest only at prime plus 1.5% and converted into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime plus 1.5%, with the remaining principal and interest payment due on March 31, 2003. Effective March 31, 1997, the Company refinanced the $6 million Convertible Loan at its current principal balance of $5,186,596 with a $15 million Convertible Loan. The $15 million Convertible Loan required monthly payments of interest only at prime for one year and converts into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime, with the remaining principal and interest payment due on March
31, 2004. The $15 million Convertible Loan also required payment of a commitment fee equal to an annual rate of three-eighths percent of the excess of the Borrowing Base over the principal balance of the convertible note. Effective August 25, 1997, the Company refinanced the $15 million Convertible Loan at its current principal balance of $5,851,298 with a $50 million Convertible Loan. The $50 million Convertible Loan requires monthly payments of interest only at a fixed rate of Libor plus 1.75% as long as the principal amount of the loan is less than 75% of the current borrowing base of $15 million. If the principal amount of the loan is greater than or equal to 75% of the borrowing base the rate increases to Libor plus 2.00%. The Company has the option of switching to a floating prime rate. The $50 million Convertible Loan converts into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime, with the remaining principal and interest payment due on March 31, 2004. The $50 million Convertible Loan also requires payment of a commitment fee equal to an annual rate of three-eighths percent of the excess of the Borrowing Base over the principal balance of the convertible note. The principal balance of the $50 million Convertible Loan at December 31, 1997 was $10,956,298.

         The initial borrowing base of the $50 million Convertible Loan at closing on August 25, 1997, was $15 million. The borrowing base will be redetermined on March 31 and September 30, commencing September 30, 1997, by the Bank's engineers or any other independent engineer using the Bank's pricing and discount factors and the future net revenue expected to be produced from the Company's oil and gas reserves. If at any time during the period of the Convertible Loan (and the period subsequent to the conversion to the term note) the collateral borrowing base, as determined by the Bank, should be less than the aggregate unpaid principal balance of the note, the collateral deficiency shall be cured by making a cash prepayment on the note in the amount of the deficiency or by increasing the monthly principal payments for the next six months to reduce the principal balance to the projected borrowing base as of the next semiannual redetermination date.

         The $50,000,000 convertible loan contains certain restrictive provisions the most significant of which restricts additional borrowings, either directly or indirectly, and payment of dividends. At December 31, 1997, the Company was in compliance with all covenants specified in the agreement.

         Aggregate amounts of expected required repayments of long term debt at December 31, 1997 are as follows:

           1998                       $ 1,375,537
           1999                         1,954,001
           2000                         1,826,050
           2001                         1,826,050
           2002                         1,826,050
           Thereafter                   2,282,562
                                      -----------
                                      $11,090,250

(5) INCOME TAXES

         Income tax (benefit) expense for the years ended December 31 consisted of the following:

                                                   1997                 1996
                                                   ----                 ----
         Current                                $     6,451            $  5,079
         Deferred                                (7,451,249)             69,792
                                                -----------            --------
           Total                                $(7,444,798)           $ 74,871
                                                ===========            ========

         The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows:

                                                                        1997                1996
                                                                        ----                ----
  Income tax (benefit) expense at statutory rate                   $  (7,828,207)         $  92,595
  Increase (decrease) due to effect of graduated tax rates                96,853            (96,740)
  Increase due to state taxes and other                                  286,556             79,016
                                                                   -------------          ---------
  Income tax (benefit) expense                                     $  (7,444,798)         $  74,871
                                                                   =============          =========

         The Company's net deferred tax liability at December 31, 1997 and 1996 is as follows:

                                                                         1997               1996
                                                                         ----               ----
  Deferred tax liability
  Oil and Gas Properties                                            $  5,906,070          $ 817,079

  Deferred tax asset
  NOL carryforward                                                   (1,083,324)           (164,076)
  AMT tax credit carryforward                                           (36,482)            (36,482)
  Other                                                                  (5,736)             (5,736)
                                                                    -----------           ---------
                                                                     (1,125,542)           (206,294)


Valuation allowance                                                          --                  --
                                                                    -----------           ---------


  Net deferred tax liability                                        $ 4,780,528           $ 610,785
                                                                    ===========           =========

         As of December 31, 1997, the Company had net operating loss carryforwards of $3,186,247 expiring in the years 2009 through 2011.

(6) RETIREMENT PLAN

         All of the employees of the Company participate in a defined contribution plan which provides for a maximum discretionary Company contribution of 15% of total wages paid to employees for the year. The Company contributed $51,560 and $5,000 to the plans for the years ended December 31, 1997 and 1996, respectively.

(7) STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN

         At December 31, 1997, the Company had one fixed stock option plan, the 1995 Stock Option and Stock Appreciation Rights Plan (1995 Plan). The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the plan; accordingly, no compensation cost has been recognized. Had compensation cost for the Company's 1995 Plan been determined based on the fair value at the grant date for stock options granted during 1997 and 1996 consistent with the method of FASB Statement 123, "Accounting for Stock Based Compensation"' the Company's net income and earnings per share would have been reduce to the pro forma amounts listed below:


                                                                           1997               1996
                                                                       ------------        ---------
  Net (Loss) Income                          As Reported               $(16,184,052)       $ 205,500
                                             Pro Forma                  (16,463,666)         189,657
  Basic (loss) earnings per share            As Reported               $      (4.76)       $    0.15
                                             Pro Forma                        (4.85)            0.14
  Diluted (loss) earnings per share          As Reported               $      (4.76)       $    0.14
                                             Pro Forma                        (4.85)            0.13

         The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 1997 and 1996; no dividend yield; expected volatility of 60 percent and 50 percent, respectively; risk-free interest rate of 6.06% and 6.38%, respectively; and expected life of 3 years. At December 31, 1997, the range of exercise prices and weighted average remaining contractual life of options outstanding was $2.50 and $7.00 and 9.06 years, respectively.

The 1995 Plan

         At December 31, 1997 there were 80,000 shares of common stock available for grant under the 1995 plan. All of the options granted under the 1995 Plan have an exercise price equal to the fair market value of the Company's common stock at the date of the grant and expire ten (10) years from the date of grant if not exercised. All of the options granted under the 1995 Plan are 100% vested The 1995 Plan is administered by the Compensation Committee of the Board of Directors.

         Information relating to stock options is summarized below:

                                                                                  Exercise Price
                                                                           ------------------------------
                                                                           Shares               Per Share
                                                                           -------              ---------
  Options outstanding at January 1, 1996...................................       -                   -
  Granted.................................................................. 125,000               $2.50
                                                                            -------               -----
  Options outstanding at December 31, 1996................................. 125,000               $2.50

  Granted.................................................................. 520,000               $6.07
  Exercised................................................................. 40,833               $2.50
                                                                            -------               -----
  Options outstanding at December 31, 1997..................................604,167               $5.57

  Options exercisable at December 31, 1997................................. 604,167               $5.57


         Options to acquire 225,000 shares of the Company common stock at an exercise price of $5.50 were granted outside of the 1995 Plan on February 13, 1997 to certain officers of the Company.

(8) CAPITAL STOCK

Preferred Stock

         In connection with the merger with Shore Oil Company, effective June 30, 1997, the Company issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share and is junior to the Series A Preferred. For a period of sixty-six months subsequent to June 30, 1997 any holder of the Series B may convert all or any portion of Series B shares into Company Common Stock ("Common") at a ratio of one share of Common for each Series B share or at any time on or after January 1, 1998, the holders may convert their Series B Preferred shares based on a conversion method whereby the number of convertible Series B Preferred shares is calculated as the increase in value of approximately 40,000 acres of mineral interest owned by Shore at the end of the year divided by $8,000,000 and multiplied by 266,667 shares. Each of the convertible Series B Preferred shares is then multiplied by 1,066,000 to arrive at the potential converted number of common shares. Upon expiration of the conversion period, unless the Company has given notice to redeem the Series B, all of the shares of Series B shall be automatically converted. In no event shall the aggregate total number of shares of Common into which the Series B are converted be less than 266,667 shares or exceed 1,333,333 shares, unless further increased for any anti-dilution provisions.

         On September 4, 1996, the Company signed a stock purchase agreement with Kaiser Francis Oil Company ("the Agreement"). Kaiser-Francis has agreed to purchase 1,666,667 shares of Series A Preferred Stock ("Series A") at $6.00 per share, for a total investment of $10,000,000. The parties agreed to a five-year purchase period, effective September 4, 1996, with minimum incremental investments of $500,000 each. Each issuance of Series A is subject to approval by Kaiser-Francis of the use of proceeds. The Series A is nonvoting and accrues dividends at 8% per annum, payable quarterly in cash. The Series A is convertible at any time after issuance into shares of common stock at the rate of two shares of common stock for each share of Series A before January 1, 1998. The conversion rate decreases thereafter at 8% per annum. The Company will pay the costs of registration of the Series A or the underlying common stock upon request of Kaiser-Francis. The Company may redeem the Series A in whole or in part, at any time after January 1, 2007 at a price of $6.00 per share. As of December 31, 1997, 1,666,667 shares of the Series A had been issued.

Common Stock

         On April 1, 1996, the Board of Directors authorized the repurchase of up to $100,000 of Company common stock at a price per share not to exceed $3.25, exclusive of brokerage costs. As of December 31, 1997 the Company had purchased 21,773 shares of common stock at a cost of $68,040.

         Under the terms of the Janex Acquisition in 1993, the Company had a contingent obligation to repurchase 142,107 common shares issued in the Janex Acquisition, upon written notice delivered to the Company, beginning five years after the closing date and continuing for thirty days thereafter, at a price of $6.00 per share. This obligation will terminate if the Comparers stock trades at a share price of $8.00 or greater for twenty consecutive trading days during the thirty-six month period ending November 1, 1998. At the close of trading on April 7, 1997, the Company's common stock had traded at an ask price that was equal to, or exceeded, $8.00 per share for twenty consecutive trading days. Therefore, the contingent obligation represented by the redeemable common stock balance on the Company's balance sheet in the amount of $421,179 was reclassified to additional paid-in capital effective April 7, 1997.

         On February 13, 1997, the Company awarded the President, Vice-President/Chief Financial Officer and Vice-President of Engineering stock options to acquire 100,000, 62,500 and 62,500 shares of common stock, respectively, at an exercise price of $5.50 per share. All of the options vested on the date of grant. The exercise price was equal to the fair market value of common stock on the date of grant. On the same date, The Company awarded to the President, Vice-President/Chief Financial Officer and Vice-President of Engineering, 25,909, 11,591 and 11,591 shares of restricted stock of the Company, respectively. The restricted stock awards are contingent on the performance of services to the Company in the future with 50% of the restricted shares being earned over the six month period July, 1997 to December 31, 1997 and 50% over the six month period January 1, 1998 to June 30, 1998. As of December 31, 1997, 50% of the restricted stock awards had been earned.

         On May 30, 1997, the Board of Directors granted options to acquire 85,000 shares of Company common stock under the 1995 Stock Option and Stock Appreciation Rights Plan to certain key employees. All of the options vested on the grant date of May 30, 1997 with an exercise price of $7.75 per share, which was equal to the fair market value of common stock on the date of grant. The options expire ten years from the date of grant if not exercised.

         On February 6, 1997, the Board of Directors granted options to acquire 210,000 shares of Company common stock under the 1995 Stock Option and Stock Appreciation Rights Plan to key employees and non-employee directors. All of the options vested on the grant date of February 6, 1997 with an exercise price of $6.00 per share, which was equal to the fair market value of common stock on the date of grant. The options expire ten years from the date of grant if not exercised.

         On May 31, 1996, the Board of Directors granted options to acquire 125,000 shares of Company common stock under the 1995 Stock Option and Stock Appreciation Rights Plan to key employees and non-employee directors.

All of the options vested on the grant date of May 31, 1996 with an exercise price of $2.50 per share, which was equal to the fair market value of common stock on the date of grant. The options expire ten years from the date of grant if not exercised.

Earnings Per Share

         The following table provides a reconciliation between basic and diluted earnings (loss) per share:

                                                                        Weight Average             Per
                                                                        Common Shares             Share
                                             Net (Loss)Income            Outstanding              Amount
                                             ----------------           --------------           -------
  Year Ended December 31, 1997:
    Basic earnings per share                   $ (16,184,052)            3,397,117               $ (4.76)
    Effect of dilutive stock options                       -                     -                     -
                                               -------------            ----------               -------
    Diluted earnings per share                 $ (16,184,052)            3,397,117               $ (4.76)
                                               =============            ==========               =======
  Year Ended December 31, 1996 (restated):
    Basic earnings per share                   $     205,500             1,332,141               $   .15
    Effect of dilutive stock options                       -               117,714                  (.01)
                                               -------------            ----------               -------
    Diluted earnings per share                 $     205,500             1,449,855               $   .14
                                               =============            ==========               =======

         At December 31, 1997, the Company had 604,167 stock options outstanding with exercise prices ranging from $2.50 to $7.75 which were not included in the computation of diluted earnings per share, because the effect of the assumed exercise of these stock options would have an antidilutive effect on the computation of diluted loss per share.



(9) COMMITMENTS AND CONTINGENCIES

         The Company is obligated under the terms of certain operating leases for office space that expire over the next three years. Total rent expense was $97,588 and $12,144 for the years ended December 31, 1997 and 1996, respectively. Future minimum rental payments under the Company's leases total $149,658, $114,912, and $6,000 for 1998, 1999, and 2000, respectively.

         On April 3, 1996, the Company entered into a Joint Expense and Participation Agreement with Brigham Oil & Gas, L.P. which allowed the Company to participate in the drilling of ninety-one (91) onshore wells in Texas and Oklahoma over the twelve month period beginning April 1, 1996. The Company committed to fund $1,500,000 in drilling costs over this twelve month period. As of December 31, 1997, the Company had advanced $1,944,499 in drilling and completion costs to Brigham Oil and Gas, L.P. The Company is no longer required to advance any additional money under the Agreement.

         As of December 31, 1997, the Company is committed to pay approximately $400,000 under various AFEs for work to be performed in 1998. The actual amounts due may be higher or lower than the amounts estimated in the AFEs.

         The Company is a defendant in various legal proceedings which are considered routine litigation incidental to the Company's business, the disposition of which management believes will not have a material effect on the financial position or results of operations of the Company.

(10) SUBSEQUENT EVENTS

Recent Transactions

         On January 31, 1998, Kaiser Francis Oil Company converted 100% of the shares of the Series A Preferred stock into 3,333,334 common shares of the Company.

         On February 19, 1998, the Company commenced a cash tender offer for the common shares of Enex Resources Corporation ("Enex") at a price of $15 per share. As of February 10, 1998, there were 1,343,352 common shares of Enex outstanding. On a diluted basis, there would be 1,486,352 shares outstanding. The purpose of the tender offer is to acquire common shares that will represent at least a majority of the outstanding common stock of Enex. The tender offer is intended to result in the acquisition of 100% of Enex's outstanding common stock. The tender offer is scheduled to expire on March 16, 1998, unless extended. Enex is an independent oil and gas production and development company, headquartered in Kingwood, Texas, with operations primarily in Texas. Enex common stock trades on the NASDAQ National Market System.

(11) SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

CAPITALIZED COSTS AND COSTS INCURRED (UNAUDITED)

         The following tables present the (1) capitalized costs related to oil and gas producing activities and the related depreciation, depletion, amortization and impairment and (2) costs incurred in oil and gas property acquisition, exploration and development activities (in thousands).



                                                                        1997                       1996
                                                                      ---------                  --------
  Capitalized Costs
  -----------------
  Proved properties                                                    $ 56,441                  $ 15,561
  Nonproducing leasehold                                                  6,118                       376
  Support equipment facilities                                               95                       315
  Accumulated depreciation, depletion, amortization
   and impairment                                                       (30,456)                   (5,237)
                                                                       --------                  --------
      Net capitalized costs                                            $ 32,198                  $ 11,015
                                                                       ========                  ========


  Costs Incurred
  Proved properties                                                    $38,099            $ 3,402
  Unproved properties                                                    6,195               -
  Exploration costs                                                      1,912              1,453
  Development costs                                                      1,862                540
                                                                       -------             ------
          Total                                                        $48,068            $ 5,395
                                                                       =======            =======
  Depletion, depreciation, amortization
    and impairment                                                     $25,651            $ 1,433
                                                                       =======            =======

ESTIMATED QUANTITIES OF RESERVES (UNAUDITED)

         The Company has interests in oil and gas properties that are located principally in Alabama, Louisiana, Kansas, New Mexico, Oklahoma and Texas. The Company does not own or lease any oil and gas properties outside the United States. There are no quantities of oil and gas subject to long-term supply or similar agreements with any governmental agencies.

         The Company retains independent engineering firms to provide annual year end estimates of the Company's future net recoverable oil, gas and natural gas liquids reserves. The information for 1997 is based upon estimates prepared by Lee Keeling and Associates, Inc., Cawley, Gillespie and Associates, Inc., Ryder Scott Company, Huddleston & Company, Inc., and DeGoyler & MacNaughton, which were engaged to perform an evaluation of the Company's oil and gas reserves. The information for 1996 was prepared by Lee Keeling and Associates, Inc. and Cawley, Gillespie and Associates, Inc. The reserve information was prepared in accordance with guidelines established by the Securities and Exchange Commission. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells or on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

         Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are summarized as follows:


                                                                  Years Ended
                                                                  December 31
                                       --------------------------------------------------------------------
                                                   1997                                     1996
                                       ---------------------------         --------------------------------
                                           Oil             Gas                 Oil                  Gas
  Proved Reserves                       (Barrels)         (Mcf)              (Barrels)             (Mcf)
                                       ----------      -----------         -----------          -----------
  Beginning of year                    1,389,945         8,964,238              777,550            6,370,830
  Revisions of previous estimates       (205,733)       (1,431,708)             157,099               44,543
  Extensions and discoveries              22,520           705,020               76,492              392,275
  Purchases of reserves in place       1,980,117        12,110,748              503,156            3,139,299
  Sale of reserves in place                   --                --              (15,726)                  --
  Production for the year               (253,849)       (1,929,298)            (108,626)            (982,709)
                                       ---------       -----------          -----------           ----------
  End of year                          2,933,000        18,419,000            1,389,945            8,964,238
                                       =========       ===========          ===========          ===========

Proved Developed Reserves

  Beginning of year                    1,266,421         8,142,820              770,334            6,306,604
                                       =========       ===========           ==========           ==========
  End of year                          2,580,000        14,251,000            1,266,421            8,142,820
                                       =========       ===========           ==========           ==========

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES (UNAUDITED)

         The following is a summary of the standardized measure of discounted future net cash flows related to the Company's proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves are computed using oil and gas prices as of the end of each period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income taxes were calculated by applying statutory tax rates (based on current law adjusted for permanent differences and tax credits) to the estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

         The Company cautions against using this data to determine the value of its oil and gas properties. To obtain the best estimate of the fair value of the oil and gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

         The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are summarized as follows (in thousands):

                                                         Years Ended
                                                          December 31
                                                   ------------------------
                                                      1997             1996
                                                   ---------       --------
Future cash inflows                                $ 101,482       $ 61,813
Future production costs and development costs        (54,358)       (25,873)
Future income tax expenses                           (11,853)        (7,361)
                                                   ---------       --------
Future net cash flows                                 35,271         28,579
10% discount to reflect timing of cash flows         (10,778)       (10,716)
                                                   ---------       --------
Standardized measure of discounted
 future net cash flows                             $  24,493       $ 17,863
                                                   =========       ========

         The following are the principal sources of changes in the standardized measure of discounted future net cash flows (in thousands):

                                                         Years Ended
                                                          December 31
                                                   ------------------------
                                                      1997             1996
                                                   ---------       --------

Beginning of year                                  $  17,863       $  9,250
Sales of oil and gas, net of production cost          (6,364)        (2,959)
Net changes in price and production cost             (11,108)         8,521
Extensions and discoveries                               851          1,966
Purchase of reserves                                  20,293          6,006
Sale of reserves                                          --            (29)
Revisions of quantity estimates and other              1,794         (2,551)
Net change in income taxes                            (1,082)        (3,382)
Accretion of discount                                  2,246          1,041
                                                   ---------       --------
End of year                                        $  24,493       $ 17,863
                                                   =========       ========

         During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. The situation has had a destabilizing effect on the crude oil posted prices in the United States, including the posted prices paid by purchasers of the Company's crude oil. The year end prices of oil and gas at December 31, 1997 and 1996, used in the above table were $16.18 and $24.50 per barrel of oil and $2.54 and $3.70 per thousand cubic feet of gas, respectively.

                          MIDDLE BAY OIL COMPANY, INC.

                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                    (Unaudited)          (Audited)
                                                      June 30           December 31
                                                        1998               1997
                                                      --------           --------
CURRENT ASSETS
     Cash and  cash equivalents                    $  2,061,612       $  1,587,184
     Notes and accounts receivable - trade            3,193,811          2,352,679
     Other current assets                               439,401             57,726
     Assets held for resale                           1.048.135            206,464
                                                   ------------       ------------

           Total current assets                       7,641,959          4,204,053


NON-CURRENT ASSETS
     Accounts receivable - stockholder                  169,640            166,165

PROPERTY (at cost)
     Oil and gas (successful efforts method)         91,719,370         62,685,623
     Other                                              916,524            822,806
                                                   ------------       ------------
                                                     92,635,894         63,508,429
     Less accumulated depletion, depreciation
        and amortization                            (32,404,946)       (32,872,227)
                                                   ------------       ------------
                                                     60,230,948         32,855,350

OTHER ASSETS                                            200,115             10,127
                                                   ------------       ------------


TOTAL ASSETS                                       $ 68,242,662       $ 37,252,572
                                                   ============       ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      (Unaudited)         (Audited)
                                                                        June 30          December 31
                                                                          1998              1997
                                                                          ----              ----
CURRENT LIABILITIES
     Current maturities of long term debt                            $  4,091,535       $  1,375,537
     Accounts payable and accrued expenses                              2,454,476          1,176,680
     Oil and gas revenue payable                                          378,632            308,981
     Other current liabilities                                            316,308             29,737
                                                                     ------------       ------------

           Total current liabilities                                    7,240,951          2,890,935

LONG TERM DEBT                                                         26,628,604          9,714,713

DEFERRED INCOME TAXES                                                   3,708,668          4,780,528

OTHER LIABILITIES                                                         521,594                 --

MINORITY INTEREST                                                       7,034,094                 --

STOCKHOLDERS' EQUITY
     Preferred stock, $.02 par, 5,000,000 shares authorized
        with 1,933,334 shares designated, none issued                          --                 --
     Cumulative convertible Series A 8% preferred stock
         $6 stated value, 1,666,667 designated, no shares
         outstanding at 6/30/98.  166,667 shares issued and
         outstanding at 12/31/97.  $10,000,000 aggregate
         liquidation preference                                                --         10,000,000
     Convertible preferred stock  Series B, $7.50 stated value,
         266,667 shares issued and outstanding at 6/30/98 and
         12/31/97.  $2,000,000 aggregate liquidation preference         3,627,000          3,627,000
     Common  stock, $.02 par value, 20,000,000 and
         10,000,000 authorized, 8,552,364 and 1,880,917 shares
         issued and outstanding at 6/30/98 and 12/31/97,
         respectively                                                     171,047             90,392
     Additional paid-in capital                                        38,272,126         23,029,299
     Unearned stock compensation                                               --            (67,500)
     Accumulated deficit                                              (18,893,382)       (16,744,755)
     Less cost of treasury stock; 21,773 shares                           (68,040)           (68,040)
                                                                     ------------       ------------

           Total stockholders' equity                                  23,108,751         19,866,396
                                                                     ------------       ------------


COMMITMENTS AND CONTINGENCIES


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $ 68,242,662       $ 37,252,572
                                                                     ============       ============


          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                       Six Months Ended June 30,
                                                        1998              1997
                                                   ------------      ------------
REVENUES
     Oil and gas sales and plant income            $  7,116,918       $ 3,694,098
     Gain on sale of property                             9,068             3,867
     Delay rental and lease bonus income                197,071                --
     Other                                              241,937            54,821
                                                   ------------       -----------
           Total revenue                              7,564,994         3,752,786

COSTS AND EXPENSES
     Well operating                                   3,605,015         1,316,681
     Geological and geophysical costs                   788,115           115,191
     Depletion, depreciation and amortization         3,024,942         1,054,817
     Dryhole                                            307,264           235,719
     Interest                                           812,841           259,743
     Stock compensation expense                          67,500                --
     General and administrative                       2,260,553           953,700
                                                   ------------       -----------
           Total expenses                            10,866,230         3,935,851

LOSS BEFORE MINORITY INTEREST
   AND INCOME TAXES                                  (3,301,236)         (183,065)

MINORITY INTEREST                                      (148,686)               --
                                                   ------------       -----------

LOSS BEFORE INCOME TAXZES                            (3,152,549)         (183,065)

INCOME TAX BENEFIT                                   (1,071,867)               --
                                                   ------------       -----------

NET LOSS                                           $ (2,080,683)      $  (183,065)

DIVIDENDS TO PREFERRED STOCKHOLDERS                      67,945           204,445
                                                   ------------       -----------

NET LOSS AVAILABLE TO STOCKHOLDERS                 $ (2,148,628)      $  (387,510)
                                                   ============       ===========

NET LOSS PER COMMON SHARE
     Basic                                         $      (0.28)      $     (0.17)
                                                   ============       ===========
     Diluted                                       $      (0.28)      $     (0.17)
                                                   ============       ===========

WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING
     Basic                                            7,625,124         2,321,088
                                                   ============       ===========
     Diluted                                          7,625,124         2,321,088
                                                   ============       ===========



          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                    Six Months Ended June 30,
                                                                     1998               1997
                                                                -------------     -------------
OPERATING ACTIVITIES
     Net loss                                                   $ (2,080,683)      $   (183,065)
     Adjustments to reconcile net loss to net
       cash provided by operating activities:
           Depletion, depreciation and amortization                3,024,942          1,054,817
           Dryhole costs                                             307,264            235,719
           Stock compensation expense                                 67,500                 --
           Gain on sale of properties                                 (9,068)                --
           Deferred income tax benefit                            (1,071,867)                --
           Minority interest                                        (148,686)                --
     Changes in operating assets and liabilities excluding
       effects of business acquisitions:
           Accounts receivable and other current assets              349,860             55,262
           Accounts payable, oil and gas revenue payable
              and other current liabilities                          693,861            220,931
           Other charges (credits)                                        --            (91,498)
                                                                ------------       ------------
              Net cash provided by operating activities            1,133,123          1,292,166


INVESTING ACTIVITIES
     Proceeds from sales of properties                               508,963          1,445,890
     Additions to oil and gas properties                          (2,198,350)        (1,643,721)
     Acquisition of  Bison Energy Corp., net of cash
        acquired of $994,367                                              --         (7,139,914)
     Acquisition of  Shore Oil Company, net of cash
        acquired of $2,057,467                                            --           (514,299)
     Acquisition of Enex Resources Corporation, net
        of cash acquired of $4,698,211                           (11,329,203)                --
     Acquisition of assets of Service Drilling Co.                (6,313,373)                --
     Furniture, fixtures and other assets                           (332,749)           (24,412)
     Advances to stockholders                                         (3,474)            (3,314)
                                                                ------------       ------------
           Net cash used in investing activities                 (19,668,186)        (7,879,770)


FINANCING ACTIVITIES
     Proceeds from common stock issued                                    --            143,962
     Proceeds from preferred stock issued                                 --          9,000,000
     Proceeds from debt issued                                    32,469,604            664,702
     Principal payments on debt                                  (12,839,713)          (388,782)
     Preferred stock dividends                                       (67,945)          (204,445)
     Partnership distributions                                      (416,736)                --
     Other                                                          (135,719)                --
                                                                ------------       ------------
           Net cash provided by financing activities              19,009,491          9,215,167

                                                                    Six Months Ended June 30,
                                                                     1998               1997
                                                                ------------       ------------

NET INCREASE IN CASH                                                 474,428          2,627,563
     Cash - beginning                                              1,587,184            556,026
                                                                ------------        -----------
     Cash - ending                                              $  2,061,612        $ 3,183,589
                                                                ============        ===========


SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid in cash                                      $    766,159        $   259,743
                                                                = ==========        ===========

     Conversion of Series A Preferred Stock                     $ 10,000,000        $        --
                                                                = ==========        ===========

     Common stock issued as finders' fee in Enex
         Resources Corporation tender offer                     $    245,231        $       --
                                                                = ==========        ===========

     Common stock issued in acquisition of assets
         from Service Drilling Co., LLC                         $  5,078,250        $       --
                                                                ===========         ===========

     Common stock issued in acquisition of
         Bison Energy Corp.                                     $         --        $ 3,330,559
                                                                == =========        ===========

     Common stock issued in acquisition of
         Shore Oil Company                                      $         --        $12,976,164
                                                                == =========        ===========

     Preferred stock Series B issued in acquisition of
             Shore Oil Company                                  $         --        $ 3,627,000
                                                                == =========        ===========

     Debt assumed in acquisition of Shore Oil Company           $         --        $ 2,105,000
                                                                == =========        ===========









          See accompanying notes to consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1998
                                   (UNAUDITED)

(1)      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

             Middle Bay Oil Company, Inc., was incorporated under the laws of the State of Alabama on November 30, 1992. Effective March 27, 1998, the Company acquired 79.2% of Enex Resources Corporation and effective April 16, 1998, the Company acquired the assets of Service Drilling Co., LLC. In 1997, the Company acquired Bison Energy Corporation and Shore Oil Company. The Company and its subsidiaries are engaged in the acquisition, development and production of oil and gas in the contiguous United States.

         Basis of Presentation

             In management's opinion, the accompanying consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company as of June 30, 1998 and December 31, 1997 and the consolidated results of operations and consolidated cash flows for the periods ended June 30, 1998 and 1997.

             An independent accountant has not audited the accompanying consolidated financial statements. Certain information and disclosures normally included in annual audited financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the Company's financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 1997.

         Certain reclassifications have been made to conform with the current presentation.

         Significant Accounting Policies

             The Company's accounting policies reflect industry standards and conform to generally accepted accounting principles. The more significant of such policies are described below.

         Principles of Consolidation

             The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Middle Bay Production Company (formerly Bison Production Company), Enex Resources Corporation (Enex), a 79.20% owned subsidiary and a partnership, of which Enex owns greater than a 50% interest. The equity of minority interests in Enex and the partnership is shown in the consolidated statements as "minority interest". Significant intercompany accounts and transactions are eliminated in consolidation.

        Use of Estimates

             Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the financial statements. Actual results could differ from those estimates.

        Statements of Cash Flows

             For purposes of the statements of cash flows, the Company classifies all cash investments with original maturities of three months or less as cash.

        Oil and Gas Properties

             The Company follows the "successful efforts" method of accounting for its oil and gas properties, and accordingly, capitalizes all direct costs incurred in connection with the acquisition, drilling, and development of productive oil and gas properties. Costs associated with unsuccessful exploration are charged to expense currently. Geological and geophysical costs and costs of carrying and retaining unevaluated properties are charged to expense. Depletion, depreciation and amortization of capitalized costs are computed separately for each property based on the unit-of-production method using only proved oil and gas reserves. In arriving at such rates, commercially recoverable reserves have been estimated by independent petroleum engineering firms. The Company reviews its undeveloped properties quarterly and charges them to expense on a property by property basis when it is determined that they have been condemned by dry holes, or will not be retained, sold or drilled upon.

        Site Restoration, Dismantlement & Abandonment Costs

             Site restoration, dismantlement and abandonment costs (P&A costs) include costs associated with dismantling and disposing of the facilities and equipment required to operate a well and restoring the well site to specified conditions. The Company develops specific estimates of its P&A costs based on consultations with its engineers and reevaluates such estimates quarterly. Estimated future P&A costs are accrued on a unit-of-production method based on proved reserves. As of June 30, 1998 approximately $485,000 of P&A costs has been accrued. The P&A costs accrued at December 31, 1997 were immaterial.

        Impairment of Long-Lived Assets

             Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) was issued in March 1995 and was adopted by the Company in the fourth quarter of 1997. This statement requires that long-lived assets be reviewed on a quarterly basis for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs.

             Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows are less than the carrying value of the asset, an impairment exists and is measured as the excess of the carrying value over the estimated fair value of the asset. Any impairment provisions recognized in accordance with SFAS No. 121 are permanent and may not be restored in the future.

        Other Property and Equipment

             Other property and equipment are stated at cost and depreciation is computed over appropriate lives ranging from five to seven years. Additions and betterments, which provide benefits to several periods, are capitalized.

        Income Taxes

             The Company uses the asset and liability method of accounting for income taxes required by the Statement of Financial Accounting Standards No.
109. Under the asset and liability method, deferred tax assets and liabilities are determined by applying enacted statutory tax rates applicable to future years to the difference between the financial statement and tax basis of assets and liabilities.

        Earnings Per Share

             Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share, and requires, among other things, dual presentations of basic and diluted earnings per share on the face of the statement of operations. In accordance with SFAS No. 128, earnings per share and weighted average shares outstanding have been restated to conform to this statement for all periods presented. A weighted average of 392,108 and 393,677 common stock equivalents are not considered in the 1998 calculation of diluted earnings per share for the six month and three month periods ending June 30, respectively, due to the net loss recorded during these periods.

        Concentrations of Market Risk

             The future results of the Company will be affected by the market prices of oil and natural gas. The availability of a ready market for natural gas and oil in the future will depend on numerous factors beyond the control of the Company, including weather, production of natural gas and crude oil, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas and oil, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.


(2)     ACQUISITIONS

        On February 28, 1997, the Company completed the acquisition of Bison Energy Corporation ("BEC"). The transaction consisted of a merger (the "Bison Merger") of BEC into Bison Energy Corporation-Alabama, a wholly-owned subsidiary of the Company. On February 28, 1997, Bison Energy Corporation-Alabama merged into BEC and its separate corporate existence ceased. BEC was merged into the Company on January 1, 1998.

        The cost of acquiring BEC was approximately $10 million, consisting of the following (in thousands):

        Estimated fair value of 605,556 shares
           of common stock issued ............      $ 3,330
        Cash on hand .........................        6,654
        Other legal and accounting expenses ..           35
                                                    -------
                                                    $10,019
                                                    =======

        The fair value of the securities issued in connection with the merger was calculated using the price of the Company's common stock at the time the Bison Merger was announced to the public of $5.50 per share.

        The cost of acquiring BEC was allocated using the purchase method of accounting to the consolidated assets and liabilities of BEC based on estimates of the fair values with the remaining purchase price allocated to proved oil and gas properties.

        The allocation of the purchase price is summarized as follows: (in thousands)

        Working capital ............      $   714
        Oil and gas properties .....       13,268
        Yard Inventory and equipment          465
        Deferred income taxes ......       (4,428)
                                          -------
                                          $10,019
                                          =======

        The price paid for BEC and the allocation of the purchase price, both detailed above, excludes the $1,445,890 allocated to non-oil and gas assets that were purchased in the merger and sold on March 3, 1997 for $1,445,890.

        On June 30, 1997, the Company completed the acquisition of Shore Oil Company ("Shore"). The transaction consisted of a merger (the "Shore Merger") of Shore into Shore Acquisition Company Inc., a wholly-owned subsidiary of the Company. On June 30, 1997, Shore Acquisition Company merged into Shore and its separate corporate existence ceased. Shore was merged into the Company on January 1, 1998.

        The cost of acquiring Shore was approximately $19 million, consisting of the following (in thousands):

        Estimated fair value of 1,883,333 shares
             of common stock issued ............      $12,976
        Estimated fair value of 266,667 shares
             of Series B Preferred Stock .......        3,627
        Cash consideration .....................        2,533
        Other legal and accounting expenses ....           38
                                                      -------
                                                      $19,174
                                                      =======

        The fair value of the securities issued in connection with the merger was calculated using the average price of the Company's common stock at the time the Shore Merger was announced to the public and further adjusted for tradability restrictions. An independent valuation firm determined the tradability discount for the Company's common stock.

        The cost of acquiring Shore was allocated using the purchase method of accounting to the consolidated assets and liabilities of Shore based on estimates of the fair values with the remaining purchase price allocated to proved oil and gas properties.

         The allocation of the purchase price is summarized as follows: (in thousands)

                  Working capital .........      $ 2,288
                  Oil and gas properties --
                        Proved and unproved       20,688
                  Fee minerals ............        5,495
                  Debt assumed ............       (2,105)
                  Deferred income taxes ...       (7,192)
                                                 -------
                                                 $19,174
                                                 =======

        On March 27, 1998, the Company acquired 1,064,032 common shares, approximately 79%, of Enex Resources Corporation ("Enex") for $15,960,480. The Company purchased the common shares of Enex through a cash tender offer (the "Enex Acquisition"). The Company also incurred approximately $60,934 in legal, accounting and printing expenses and issued 33,825 shares of Company common stock for finders fees to unrelated third parties. Enex is general partner of Enex Consolidated Partners, L.P., (the "Enex Partnership"), a New Jersey limited partnership whose principal business is oil and gas exploration and production. Enex's general partner interest is 4.1%. Enex also owns an approximate 56% limited partner interest.

        As part of the Enex Acquisition, the Company entered into an agreement, effective April 15, 1998, with the former president of Enex that provides for monthly payments of $20,000 until expiration of the agreement on May 18, 2002. The monthly payments serve as consideration for consulting, a covenant not to compete and a preferential right to purchase certain oil and gas acquisitions which the former president controls or proposes to acquire during the term of the agreement. The Company will reimburse the former president each month for reasonable and necessary business expenses incurred in connection with the performance of consulting services. The agreement survives the former president and his spouse and is nonassignable. The present value of the agreement, applying a 10% discount, is approximately $788,563 with the long-term portion classified as other liabilities.

        The cost of acquiring the 79.20% of Enex was allocated using the purchase method of accounting to the consolidated assets and liabilities of Enex based on estimates of the fair values with the remaining purchase price allocated to proved oil and gas properties.

         The allocation of the purchase price is summarized as follows: (in thousands)

                  Working capital ......      $ 5,640
                  Oil and gas properties       19,090
                  Minority Interest ....       (7,669)
                                              -------
                                              $17,061

        On April 16, 1998, the Company acquired substantially all of the oil and gas assets of Service Drilling Co., LLC and certain affiliates ("Service Drilling"), in exchange for 666,000 shares of Company common stock and $6,500,000 in cash for a total acquisition cost of $11,578,250, before post-closing adjustments (the "Service Acquisition"). The effective date of the acquisition was March 1, 1998 and the cost was allocated using the purchase method of accounting.

        The following pro forma data presents the results of the Company for the six months ended June 30, 1997 and 1998, as if the acquisitions of BEC, Shore, Enex and Service Drilling had occurred on January 1, 1997. The pro forma results are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments for oil and gas revenues, production costs, depreciation and depletion related to the properties and businesses acquired, interest expense on the debt issued and the related income tax effects (in thousands, except per share amounts).



                                                                                                            Pro Forma
                                                                                                        Six months ended
                                                                                                            June 30
                                                                                                            --------
                                                                                                       1998          1997
                                                                                                       ----          ----
                                                                                                           (Unaudited)
             Total Revenues ...................................................................      $11,094        $13,881
             Net Income (Loss) Available to Stockholders ......................................      $(2,575)       $   315
             Net Income (Loss) per Share Available to Stockholders ............................      $ (0.32)       $  0.08



(3)      RELATED PARTY TRANSACTIONS

        The Company had a note receivable, including accrued interest, from Bay City Energy Group, Inc. (BCEG), an entity controlled by certain members of the Company's management and directors, as of June 30, 1998 and December 31, 1997 in the amount of $169,640 and $166,165, respectively. The principal balance of the note accrues interest at 5% per annum and is due in full on January 1, 2001. 75,000 shares of Company common stock secure the note. During the six months ended June 30, 1998 and 1997, BCEG did not make any payments and was not advanced any funds. Interest of $30,635 was accrued on the note at June 30, 1998.

        The Company rents office space in Wichita, Kansas from C.J. Lett III, a shareholder, officer and director of the Company. The rent is $3,000 per month for three years through February, 2000.


(4)      LONG-TERM DEBT



                                                                                              June 30         December 31
                                                                                                1998             1997
                                                                                             --------          ----------
                  Reducing revolving line of credit of up to $100,000,000
                    due April 1, 2001, secured by oil and gas properties                     $30,588,605               --

                  Convertible Loan of $50,000,000 due June 30, 1998, secured by oil and gas properties, monthly payments of interest only at Libor plus
                    1.75%, convertible into a 72-month term note on June 30, 1998                     --       10,956,298


                  Note, due 1/1/99, secured by office building, repayable
                    in monthly installments of $1,511 including interest
                    at 7-3/4%                                                                    131,534          133,952
                                                                                             -----------      -----------

                      Total                                                                  $30,720,139      $11,090,250

                  Less current maturities                                                      4,091,535        1,375,537
                                                                                             -----------      -----------

                  Long-term debt excluding current
                     maturities                                                              $26,628,604      $ 9,714,713
                                                                                             ===========      ===========



         Effective March 27, 1998 the Company entered into a new reducing revolving line of credit agreement (the "$100 million Revolver") with Compass Bank, as agent and lender, and Bank of Oklahoma, as a participant lender, (collectively, the "Banks"). The $100 million Revolver provided for an initial borrowing base of $29 million. The initial borrowing base was reduced to $27.5 million ten days after the effective date and further reduced by $275,000 per month, beginning May 1, 1998 and ending October 1, 1998. In conjunction with the Service Acquisition, the borrowing base was increased to $32,600,000 and the monthly borrowing base reductions were increased to $330,000. The borrowing base and the scheduled reduction amount shall be redetermined semi-annually by unanimous consent of the lenders beginning October 1, 1998.

         The principal is due at maturity, April 1, 2001. Monthly principal payments are made as required in order that the outstanding principal balance does not exceed the borrowing base. Interest is payable monthly and is calculated at the prime rate. The Company may also elect to calculate interest under the Libor rate, as defined in the agreement. The Libor rate increases by
(a) 2.00% if the outstanding loan balance and letters of credit are equal to or greater than 75% of the borrowing base, (b) 1.75% if the outstanding loan balance and letters of credit are less than 75% or greater than 50% of the borrowing base, (c) 1.50% if the outstanding loan balance and letters of credit are equal to or less than 50% of the borrowing base. Libor interest is payable at maturity of the Libor loan which cannot be less than thirty days.

         At June 30, 1998 the Company had borrowed approximately $30,588,605 and had approximately $1,350,432 of outstanding letters of credit. As of June 30, 1998, the Company is paying Libor plus 2.00% on a sixty day Libor loan for $25,469,605 and a thirty day Libor loan for $4,500,000, and prime on $619,000.

         The Company paid a facility fee equal to 3/8% of the initial borrowing base and is required to pay 3/8% on any future increase in the borrowing base within five days of written notice. The Company is required to pay a quarterly commitment fee on the unused portion of the borrowing base of one-half percent if the outstanding loan balance plus letters of credit are greater than 50% of the borrowing base or three-eighths percent if the outstanding loan balance plus letters of credit are less than or equal to 50% of the borrowing base. The Company is required to pay a letter of credit fee on the date of issuance or renewal of each letter of credit equal to the greater of $500 or one and one-half percent of the face amount of the letter of credit.

         The Company has granted to the Banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and gas properties. The $100 million Revolver requires, among other things, a cash flow coverage ratio of
1.25 to 1.00 and a current ratio, excluding current maturities of the $100 million Revolver and the current receivable from BCEG, of 0.9 to 1.00, determined on a quarterly basis.

         The $100 million Revolver includes other covenants prohibiting cash dividends, distributions, loans, advances to third parties in excess of $100,000, or sales of assets greater than 10% of the aggregate net present value of the oil and gas properties in the borrowing base. As of June 30, 1998 the Company was not in violation of any covenants of the $100 million Revolver.


(5)      SERIES A PREFERRED STOCK

         On September 4, 1996, the Company signed a stock purchase agreement with Kaiser Francis Oil Company ("Kaiser-Francis"). Kaiser-Francis agreed to purchase 1,666,667 shares of Series A Preferred Stock ("Series A") at $6.00 per share, for a total investment of $10,000,000. The parties agreed to a five-year purchase period, effective September 4, 1996, with minimum incremental investments of $500,000 each. Each issuance of Series A was subject to approval by Kaiser-Francis of the use of proceeds. The Series A was nonvoting and accrued dividends at 8% per annum, payable quarterly in cash. The Series A was convertible at any time after issuance into shares of common stock at the rate of two shares of common stock for each share of Series A before January 1, 1998. The conversion rate decreases for every full year (excluding partial years) thereafter at 8% per annum. As of December 31, 1997, 1,666,667 shares of the Series A had been issued. On January 31, 1998 Kaiser-Francis converted 100% of the Series A into 3,333,334 common shares of the Company.


(6)      SERIES B PREFERRED STOCK

         In connection with the merger with Shore Oil Company, effective June 30, 1997, the Company issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share and was junior to the Series A Preferred. For a period of sixty-six months subsequent to June 30, 1997 any holder of the Series B may convert all or any portion of Series B shares into Company Common Stock ("Common") at a ratio of one share of Common for each Series B share, or at any time on or after January 1, 1998, the holders may convert a portion of their Series B shares based on a conversion method whereby a number of convertible Series B shares are exchanged using the Alternative Conversion Factor, which is calculated as the increase in value of approximately 40,000 net mineral acres in South Louisiana owned by the Company at the end of the year divided by $8 million.

         The Alternative Conversion Factor is then multiplied by 1,066,000 to arrive at the potential converted number of common shares received. Upon expiration of the conversion period, unless the Company has given notice to redeem the Series B, all of the shares of Series B shall be automatically converted. In no event shall the aggregate total number of shares of Common into which the Series B are converted be less than 266,667 shares or exceed 1,333,333 shares, unless further increased for any anti-dilution provisions.


(7)      COMMON STOCK

         On February 13, 1997, the Company awarded the President, Vice-President Chief Financial Officer and Vice-President Engineering stock options to acquire 100,000, 62,500 and 62,500 shares of common stock, respectively, at an exercise price of $5.50 per share. All of the options vested on the date of grant. The exercise price was equal to the fair market value of common stock on the date of grant. On the same date, the

Company awarded to the President, Vice-President Chief Financial Officer and Vice-President Engineering, 25,909, 11,591 and 11,591 shares of restricted stock of the Company, respectively. The restricted stock awards are contingent on the performance of services to the Company in the future with 50% of the restricted shares being earned over the six month period July 1, 1997 to December 31, 1997 and 50% over the six month period January 1, 1998 to June 30, 1998.

         On January 13, 1998, the Board of Directors granted options, with an exercise price of $5.75 per share, to acquire 232,000 shares of Company common stock to certain employees and directors. On May 30, 1997, the Board of Directors granted options, with an exercise price of $7.75 per share, to acquire 85,000 shares of Company common stock to certain key employees. On February 6, 1997, the Board of Directors granted options, with an exercise price of $6.00 per share, to acquire 210,000 shares of Company common stock to key employees and non-employee directors. On May 31, 1996, the Board of Directors granted options, with an exercise price of $2.50 per share, to acquire 125,000 shares of Company common stock to key employees and non-employee directors. All of the options were granted under the 1995 Stock Option and Stock Appreciation Rights Plan at fair market value and will expire ten years from date of grant if not exercised.


(8)      INCOME TAXES



         The Company's income tax benefit for continuing operations consists of the following:

                              Six Months Ended
                          June 30          June 30
                            1998            1997
                            ----            ----

         Current        $        --       $      --
         Deferred        (1,071,867)             --
                        -----------       ---------

             Total      $(1,071,867)      $      --
                        ===========       =========



         The Company's net deferred tax liability at June 30, 1998 and December 31, 1997 are as follows:



                                                June 30         December 31
                                                  1998              1997
                                              ----------        ------------
         Deferred tax liability
             Oil and gas properties           $ 5,478,845       $ 5,906,070
         Deferred tax asset
             NOL carryforward                  (1,727,959)       (1,083,324)
             AMT tax credit carryforward          (36,482)          (36,482)
             Other                                 (5,736)           (5,736)
                                              -----------       -----------
                                               (1,770,177)       (1,125,542)
         Valuation allowance                           --                --
                                              -----------       -----------

         Net deferred tax liability           $ 3,708,668       $ 4,780,528
                                              ===========       ===========

         As of December 31, 1997, the Company had net operating loss carryforwards of approximately $3,186,247 expiring in the years 2009 through 2011.

(9)      COMMITMENTS AND CONTINGENCIES

         The Company is obligated under the terms of certain operating leases for office space that expire over the next three years. The Company is leasing 3,000 square foot of office space for its Midcontinent office in Wichita, Kansas for $3,000 per month for three years. The Company is leasing 5,363 square foot of office space for its headquarters in Houston, Texas. The twenty-four month lease requires monthly lease payments of $5,791 through June 30, 1998 and $6,576 through June 30, 1999.

         As of June 30, 1998 the Company had $1,350,432 of irrevocable standby letters of credit due to expire on June 30, 1999.

         Enex, as general partner of the Enex Partnership, is contingently liable for all debts and actions of the Enex Partnership. However, in management's opinion, the existing assets of the Enex Partnership are sufficient to satisfy any such partnership indebtedness.

         The Company is a defendant in various legal proceedings which are considered routine litigation incidental to the Company's business, the disposition of which management believes will not have a material effect on the financial position or results of operations of the Company.


(10)     SUBSEQUENT EVENTS

         On July 17, 1998, the Securities and Exchange Commission declared effective a registration statement filed under the Securities Act of 1933 for the merger of Enex Resources Corporation ("Enex") into the Company. The special meeting of the stockholders of Enex will be held on August 20, 1998. The Company intends to issue approximately 835,920 shares of common stock for the 20.8% of Enex that the Company does not own.

         On August 12, 1998 the Company received gross proceeds of approximately $2,528,000 for various non-strategic properties that were auctioned by Oil & Gas Asset Clearinghouse. The Company also sold certain other properties in private sales in July and August for gross proceeds of $1,195,000. A portion of the gross proceeds from these sales is being applied to the debt outstanding on the $100 million Revolver.

                          INDEPENDENT AUDITORS' REPORT


The Partners
Enex Consolidated Partners, L.P.:

We have audited the accompanying balance sheet of Enex Consolidated Partners, L.P. (a New Jersey limited partnership) as of December 31, 1997 and the related statements of operations, changes in partners' capital, and cash flows for Enex Consolidated Partners, L.P. and the Predecessor Partnerships for the six month periods ended December 31, 1997 and June 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the general partner of Enex Consolidated Partners, L.P. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Enex Consolidated Partners, L.P. at December 31, 1997 and the results of its and the Predecessor Partnerships' operations and cash flows for the six month periods ended December 31, 1997 and June 30, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
March 25, 1998
                                      F-42

                         ENEX CONSOLIDATED PARTNERS, L.P.


                        BALANCE SHEET, DECEMBER 31, 1997


ASSETS
                                                                                   1997
                                                                                -----------
         CURRENT ASSETS:
                  Cash                                                          $ 1,142,439
                  Accounts receivable - oil & gas sales                           1,265,870
                  Receivable from litigation settlement                             338,860
                  Other current assets                                                5,340
                                                                                -----------
                  Total current assets                                            2,752,509

         OIL & GAS PROPERTIES:
                  (Successful efforts accounting method) - Proved
                     mineral interests and related equipment & facilities        11,543,205
                  Less accumulated depreciation and depletion                       881,821
                                                                                -----------

                  Property, net                                                  10,661,384
                                                                                -----------

         TOTAL                                                                  $13,413,893
                                                                                ===========

LIABILITIES AND PARTNERS' CAPITAL

         CURRENT LIABILITIES
           Accounts payable                                                     $   487,581
           Payable to general partner                                                54,931
                                                                                -----------

           Total current liabilities                                                542,512

         LIMITED PARTNERS' CAPITAL SUBJECT
           TO REDEMPTION                                                         12,800,246
           GENERAL PARTNER CAPITAL                                                   71,135
                                                                                -----------

         TOTAL                                                                  $13,413,893
                                                                                ===========

                 See accompanying notes to financial statements.
                                      F-43

                        ENEX CONSOLIDATED PARTNERS, L.P.

                            STATEMENTS OF OPERATIONS
                FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 1997
           AND JUNE 30, 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1996

                                         Enex Consolidated
                                           Partners, L.P.     Predecessor Partnerships
                                         -----------------  ---------------------------
                                            Six Months      Six Months      Year Ended
                                               Ended          Ended         December 31,
                                             12/31/97        6/30/97           1996
                                            ----------      ----------      -----------
REVENUES:
         Oil and gas sales                  $4,803,498      $5,200,270      $11,296,811
         Gas plant sales                       537,513         619,555        1,048,688
         Gain from sale of property            735,677           5,940          242,389
         Other revenues                             --          21,000               49
         Interest income                        72,583           1,265            8,800
                                            ----------      ----------      -----------
         Total revenues                      6,149,271       5,848,030       12,596,737

EXPENSES:
         Depreciation and depletion            907,123       1,048,413        2,369,278
         Impairment of property                     --              --        2,315,081
         Lease operating expenses            1,845,995       1,743,841        3,616,133
         Gas purchases and expenses            369,966         439,370          670,358
         Production taxes                      279,740         288,581          637,476
         General and administrative:
           Allocated from general partner      512,258         758,298        1,646,201
           Direct expense                      282,316          58,349          329,800
         Interest expense                           --              --            2,498
                                            ----------      ----------      -----------

         Total expenses                      4,197,398       4,336,852       11,586,825

NET INCOME                                  $1,951,873      $1,511,178      $ 1,009,912
                                            ==========      ==========      ===========

                 See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                    FOR THE TWO YEARS ENDED DECEMBER 31, 1997

                                                                                                 Limited
                                                                                                 Partners'
                                                                                                 Capital
                                                                               General          Subject to
                                                             Total             Partner          Redemption
                                                          ------------       -----------       ------------
Predecessor Balance January 1, 1996                       $ 15,984,697       $ 1,664,903       $ 14,319,794
Cash Distributions                                          (2,744,270)         (279,323)        (2,464,947)
Net Income                                                   1,009,912           342,661            667,251
                                                          ------------       -----------       ------------
Balance, December 31, 1996                                  14,250,339         1,728,241         12,522,098
Cash Distributions                                          (2,841,709)         (512,192)        (2,329,517)
Net Income                                                   1,511,178           156,491          1,354,687
                                                          ------------       -----------       ------------
Combined Historical Balance, June 30, 1997                  12,919,808         1,372,540         11,547,268

Purchase Accounting Adjustments:

Adjustment to Record Property at Fair Market Value                  --        (1,561,322)        (1,561,322)
Recognize Conversion of Payable to General Partner
  to Limited Partner Capital                                        --         2,420,858          2,420,858
Recognize Conversion of General Partner Capital to
  Limited Partner Capital                                           --        (1,372,540)         1,372,540
Expenses of Consolidation                                           --          (549,158)          (549,158)
Cash Distributions                                          (2,310,678)          (46,240)        (2,264,438)
Net Income                                                   1,951,873           117,375          1,834,498
                                                          ------------       -----------       ------------
Consolidated Balance, December 31, 1997                   $ 12,871,381       $    71,135       $ 12,800,246
                                                          ============       ===========       ============

                See accompanying notes to financial statements.
                                      F-45

                        ENEX CONSOLIDATED PARTNERS, L.P.

                            STATEMENTS OF CASH FLOWS
          FOR THE SIX MONTHS ENDED DECEMBER 31, 1997 AND JUNE 30, 1997
                    AND FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                             Predecessor Partnerships
                                                                          -----------------------------
                                                     Six Months Ended     Six Months        Year Ended
                                                        December 31,        Ended           December 31,
                                                           1997          June 30. 1997         1996
                                                     ----------------    -------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                            $ 1,951,873       $ 1,511,178       $ 1,009,912
                                                        -----------       -----------       -----------
ADJUSTMENT TO RECONCILE NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
    Depreciation and depletion                              907,123         1,048,413         2,369,278
    Impairment of property                                       --                --         2,315,081
    Gain from sale of property                             (735,677)           (5,940)         (242,389
(INCREASE) DECREASE IN:
  Accounts receivable - oil & gas sales                      15,551           599,008          (699,380)
  Other current assets                                      (23,322)          172,568            23,729
INCREASE (DECREASE) IN:
    Accounts payable                                        (11,236)         (401,102)           36,435
    Payable to general partner                               45,780            47,924        (1,348,665)
                                                        -----------       -----------       -----------

TOTAL ADJUSTMENTS                                           198,219         1,460,871         2,454,089
                                                        -----------       -----------       -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 2,150,092         2,972,049         3,464,001

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds Dom sale of properties                           915,539             5,940           526,600
  Proper additions - development costs                     (565,601)         (106,789)       (1,026,456)
                                                        -----------       -----------       -----------
Net cash provided (used) by investing activities          349,938          (100,849)         (499,856)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Cash distributions                                   (2,310,678)       (2,841,709)       (2,744,270)
                                                        -----------       -----------       -----------

NET INCREASE IN CASH                                        189,352            29,491           219,875

CASH AT BEGINNING OF PERIOD                                 953,087           923,596           703,721
                                                        -----------       -----------       -----------

CASH AT END OF PERIOD                                   $ 1,142,439       $   953,087       $   923,596
                                                        ===========       ===========       ===========

NONCASH TRANSACTIONS RESULTING FROM THE
CONSOLIDATION
  Decrease in accounts payable                          $ 1,871,700                --                --
  Adjustment to record property at fair
    market value                                        $ 1,561,322                --                --


                 See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                          NOTES TO FINANCIAL STATEMENTS

1. PARTNERSHIP ORGANIZATION

         Enex Consolidated Partners, L.P. (the "Company") was formed under the New Jersey Uniform Limited Partnership Law (1976) on June 30, 1997 from the combination of thirty-four Enex Oil and Gas Limited Partnerships, consisting of Enex Program I Partners, L.P., four partnerships in Enex Oil & Gas Income Program II, the eight partnerships in Enex Oil & Gas Income Program III, six partnerships in Enex Oil & Gas Income Program IV, the five partnerships in Enex Oil & Gas Income Program V, Enex Oil & Gas Income Program Vl - Series 1, L.P., the three partnerships in Enex Income and Retirement Fund, three partnerships in Enex 88-89 Income and Retirement Fund, and the three partnerships in Enex 90-91 Income and Retirement Fund (collectively the "Predecessor Partnerships").

         The historical information presented in this Form 10-KSB consists of the cumulative historical totals of the Predecessor Partnerships for the year ended December 31, 1996 and for the six months ended June 30, 1997. The amounts for the six months ended December 31, 1997 are the result of the operations of the Company. The Consolidation created a new accounting basis in the carrying value of property. Oil and gas property was written down by $1,561,322 from the net carrying value of property in the combined Predecessor Partnerships.

         Information relating to the allocation of costs and revenues between Enex, as general partner, and the limited partners is as follows:

                                                                                   Limited
                                                                     Enex          Partners
Commissions and selling expenses ................................      -             100%
Company reimbursement of organization expense ...................      -             100%
Company property acquisition ....................................      -             100%
General and administrative costs ................................    4.1%           95.9%
Costs of drilling and completing development wells ..............    4.1%           95.9%
Revenues from temporary investment of partnership capital .......      -             100%
Revenues from producing properties ..............................    4.1%           95.9%
Operating costs (including general and administrative costs
 associated with operating producing properties) ................    4.1%           95.9%

         In addition to the above general partner interest, Enex has a 55.5008% limited partner interest in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Oil and Gas Properties - The Company uses the successful efforts method of accounting for its oil and gas operations. Under this method, the costs of all development wells are capitalized. Capitalized costs are amortized on the units-of-production method based on estimated total proved reserves. The acquisition costs of proved oil and gas properties are capitalized and periodically assessed for impairments.

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires certain assets to be reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. Prior to this pronouncement, the Predecessor Partnerships assessed properties on an aggregate basis. Upon adoption of SFAS 121, the Predecessor Partnerships began assessing properties on an individual basis, wherein total capitalized costs may not exceed the property's fair market value. The fair market value of each property was determined by H. J. Gruy and Associates, ("Gruy"). To determine the fair market value, Gruy estimated each property's oil and gas reserves, applied certain assumptions regarding price and cost escalations, applied a 10% discount factor for time and certain discount factors for risk, location, type of ownership interest, category of reserves, operational characteristics, and other factors. In the first quarter of 1996, the Company recognized a non-cash impairment provision of $2,315,081 for certain oil and gas properties due to changes in the overall market for the sale of oil and gas and significant decreases in the projected production from certain of the Company's oil and gas properties.

         The Company's operating interests in oil and gas properties are recorded using the pro rata consolidation method pursuant to Interpretation 2 of Accounting Principles Board Opinion 18.

         Cash Flows - The Company has presented its cash flows using the indirect method and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         General and Administrative Expenses - The Company reimburses the General Partner for direct costs and administrative costs incurred on its behalf. Administrative costs allocated to the Company are computed on a cost basis in accordance with standard industry practices by allocating the time spent by the General Partner's personnel among all projects and by allocating rent and other overhead on the basis of the relative direct time charges.

         Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.
                                      F-49

3. FEDERAL INCOME TAXES


         General - The Company is not a taxable entity for federal income tax purposes. Such taxes are liabilities of the individual partners, and the amounts thereof will vary depending on the individual situation of each partner. Accordingly, there is no provision for income taxes in the accompanying financial statements. Set forth below is a reconciliation of net income as reflected in the accompanying financial statements and net income (loss) for federal income tax purposes for the year ended December 31, 1997:

                                                                   Allocable to
                                                              ---------------------        Per Limited
                                                              General       Limited        Partner Unit
                                                TOTAL         Partner       Partners       Outstanding
                                             -----------     ---------     -----------     ------------
Net income as reflected in the
 accompanying financial statements           $ 3,463,051     $ 273,866     $ 3,189,185     $          3
Reconciling items:
    Intangible drilling costs capitalized
      for financial reporting purposes
      which were charged-off for federal
      income tax purposes                        (97,373)       (3,998)        (93,375)              (0)
Difference in gain on property sales for
 federal income tax purposes and
 the amount computed for financial
 reporting purposes                             (377,830)           --        (377,830)              (0)
Difference in depreciation and depletion
 computed for federal income tax
 purposes and the amount computed
 for financial reporting purposes                (11,269)      (15,564)          4,295                0
Other timing differences                      (2,787,155)     (195,830)     (2,591,325)              (3)
                                             -----------     ---------     -----------     ------------

Net income (loss) for federal
 income tax purposes                         $   189,424     $  58,474     $   130,950                0
                                             ===========     =========     ===========     ============


Net income (loss) for federal income tax purposes is a summation of ordinary income (loss), portfolio income (loss), cost depletion and intangible drilling costs as presented in the Company's federal income tax return.

Set forth below is a reconciliation between partners' capital as reflected in the accompanying financial statements and partners' capital for federal income tax purposes as of December 31, 1997:

                                                                   Allocable to
                                                             -------------------------     Per Limited
                                                              General       Limited        Partner Unit
                                                TOTAL         Partner       Partners       Outstanding
                                             -----------     ---------     -----------     ------------
Partners' capital as reflected in the
  accompanying financial statements          $12,871,381     $  71,135     $12,800,246     $         12
Reconciling items:
  Intangible drilling costs capitalized
    for financial reporting purposes
    which were charged-off for federal
    income tax purposes                       (5,733,247)     (521,110)     (5,212,137)              (5)
Accumulated difference in property
  sales for financial reporting purposes

  and for federal income tax purposes           (705,279)       (7,105)       (698,174)              0
Difference in accumulated depreciation,
  depletion and amortization for financial
  reporting purposes and tax purposes         17,653,897       (15,327)     17,669,224              16
Commissions and syndication fees
  capitalized for income tax purposes         15,889,041           -        15,889,041              14
Costs of consolidation                           485,435        48,544         436,891               0
Consolidation of Partnerships                    310,378     1,372,540      (1,062,162)             (1)
Other timing differences                      (3,413,248)       78,140      (3,491,388)             (3)
                                             -----------    ----------    ------------    ------------

  Partners' capital for federal
  income tax purposes                        $37,358,358    $1,026,817     $36,331,541    $         33
                                             ===========    ==========    ============    ============

4. SIGNIFICANT PURCHASERS

         Gulfmark Inc. accounted for 11% of the Company's total sales in 1997. Dreyfus Energy, Inc., Exxon Company, USA and Koch Hydrocarbons, Inc. accounted for 14%, 14% and 10%, respectively, of the Company's total sales in 1996. No other purchaser individually accounted for more than 10% of such sales.

5. LITIGATION SETTLEMENTS

         A Predecessor Partnership was named as a party to a suit filed by Texas Crude, Inc. ("Texas Crude"). In the suit, Texas Crude sought to recover legal and other fees totaling $600,000. In August 1993, a judgement was granted in favor of Texas Crude for $414,203 plus interest by the 101st Judicial District Court of Texas. The Partnership recognized a contingent liability at December 31, 1993 for $504,350.

         The Partnership appealed the verdict and filed a counterclaim for funds that were wrongfully withheld by Texas Crude. In December 1994, the Fifth District Court of Appeals reversed the judgement of the trial court and rendered judgement in favor of the Partnership, in which the Partnership will recover $163,019 from Texas Crude plus interest. Accordingly, the contingent liability, initially recognized in 1993, was reversed in December 1994 and a receivable for $254,588 was established in 1994.

         Both the Partnership and Texas Crude have filed Motions for Rehearing, which have been pending for several years. Interest has accrued on the receivable balance at a rate of ten percent (10%) per annum. The accrued receivable balance at December 31, 1997 was $338,860.

6. PROPERTY TRANSACTIONS

         In 1996, the Predecessor Partnerships sold their interests in the Grass Island, Enexco and Comite acquisitions for $235,000, $64,000 and $55,000, respectively. Gains of $69,731, $61,648 and $21,649, respectively were recognized on these sales. The Predecessor Partnerships also sold their interests in the E.M. Lane well and the Harper #1 wed for $57,970 and $55,000, respectively. Gains of $31,310 and $44,642, respectively, were recognized on these
                                      F-51
sales. The Predecessor Partnerships also sold their interests in three other wells in 1996 for $59,630. These sales resulted in a net gain of $13,409 to the Predecessor Partnerships. The impact of these sales on current and future revenues is not expected to be material, as such interests represented less than 10% of historical and future net revenues.

         In 1997, the Company sold its interest in the North Buck Draw Unit for $857,120. A gain of $758,969 was recognized on the sale. The Company sold its interest in the Mcbride acquisition for $56,306. A loss of $25,405 was recognized on the sale. The Company also sold its interest in three other acquisitions for $8,053. A net gain of $8,053 was recognized by the Company from the sales. The impact of these sales on current and future revenues is not expected to be material, as such interests represented less than 10% of historical and future net revenues.

7. PAYABLE TO GENERAL PARTNER

         The payable to general partner primarily consists of general and administrative expenses allocated to the Company by Enex for its ongoing operations. The Company plans to repay the amounts owed to the general partner during 1998.

8. SUBSEQUENT EVENT

         In February 1998, Middle Bay Oil Company, Inc. ("Middle Bay"), an independent oil and gas producer, announced a tender offer for all of the outstanding shares of Enex Resources Corporation, the Company General Partner. The tender offer was accepted by a majority of Enex's shareholders.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                          BALANCE SHEET - JUNE 30, 1998
                                   (UNAUDITED)



ASSETS

CURRENT ASSETS:
         Cash and cash equivalents                                    $ 1,473,450
         Accounts receivable - oil & gas sales                            773,660
         Receivable from litigation settlement                            280,050
         Other current assets                                              79,791
                                                                      -----------

         Total current assets                                           2,606,951
                                                                      -----------

OIL & GAS PROPERTIES:
         (Successful efforts accounting method) - Proved mineral
         interests and related equipment & facilities                  11,065,846
         Less accumulated depreciation and depletion                    1,745,881
                                                                      -----------

         Property, net                                                  9,319,965
                                                                      -----------

TOTAL                                                                 $11,926,916
                                                                      ===========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
         Accounts payable                                             $   229,023
         Payable to general partner                                       373,489
                                                                      -----------

         Total current liabilities                                        602,512
                                                                      -----------

LIMITED PARTNERS' CAPITAL SUBJECT TO REDEMPTION                        11,313,839

GENERAL PARTNER CAPITAL                                                    10,565
                                                                      -----------

TOTAL                                                                 $11,926,916
                                                                      ===========



See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                    Enex Consolidated   Predecessor
                                                     Partners, L.P.     Partnerships
                                                    -----------------   -------------
                                                       Six Months        Six Months
                                                          Ended             Ended
                                                      June 30, 1998     June 30, 1997
                                                    -----------------   -------------
REVENUES:
         Oil and gas sales                             $3,241,097        $5,200,270
         Gas plant sales                                   17,733           619,555
         Gain from sale of property                       504,621             5,940
         Other revenues                                     1,432            21,000
         Interest income                                    3,632             1,265
                                                       ----------        ----------

         Total revenue                                  3,768,515         5,848,030
                                                       ----------        ----------

EXPENSES:
         Depreciation, depletion and amortization         932,013         1,048,413
         Lease operating expenses                       1,417,661         1,743,841
         Gas plant purchases                                8,166           439,370
         Production taxes                                 162,417           288,581
         General and administrative:
            Allocated from general partner                481,727           758,298
            Direct expenses                               125,173            58,349
                                                       ----------        ----------

         Total expenses                                 3,127,157         4,336,852
                                                       ----------        ----------

INCOME                                                    641,358         1,511,178
                                                       ----------        ----------



See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

             COMBINED HISTORICAL STATEMENTS OF CHANGES IN PARTNERS'
                  CAPITAL FOR THE YEAR ENDED DECEMBER 31, 1997
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                                                                Limited
                                                                                               Partners'
                                                                               General          Capital
                                                                              Partner's        Subject to
                                                               Total           Capital         Redemption
                                                               -----          ---------        ----------
Predecessor balance - January 1, 1997                      $14,250,399       $ 1,728,241       $12,522,098

Cash distributions                                          (2,841,709)         (512,192)       (2,329,517)

Net income                                                   1,511,178           156,491         1,354,687
                                                            ----------       -----------       -----------

Combined historical balance - June 30, 1997                 12,919,808         1,372,540        11,547,268

Purchase accounting adjustments:
   Adjustment to record property at fair market value       (1,561,322)               --        (1,561,322)
   Recognize conversion of payable to general
      partner to limited partner capital                     2,420,858                --         2,420,858
   Recognize conversion of general partner
      capital to limited partner capital                            --        (1,372,540)        1,372,540

Expenses of consolidation                                     (549,158)               --          (549,158)

Cash distributions                                          (2,310,678)          (46,240)       (2,264,438)

Net income                                                   1,951,873           117,375         1,834,498
                                                           -----------       -----------       -----------

Consolidated balance - December 31, 1997                    12,871,381            71,135        12,800,246

CASH DISTRIBUTIONS                                          (2,188,335)         (125,166)       (2,063,169)

NET INCOME                                                     641,358            64,596           576,762

CONSOLIDATED BALANCE - JUNE 30, 1998                       $11,324,404       $    10,656       $11,313,839
                                                           ===========       ===========       ===========



See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                             STATEMENTS OF CASH FLOW



                                                          Enex Consolidated    Predecessor
                                                            Partners, L.P.    Partnerships
                                                          -----------------  -------------
                                                             Six Months        Six Months
                                                                Ended            Ended
                                                            June 30, 1998    June 30, 1997
                                                          -----------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                         $  641,358       $1,511,178
                                                            ----------       ----------

         Adjustments to reconcile net income (loss) to
         net cash provided by operating activities:
             Depreciation, depletion and amortization          932,013        1,048,413
             Gain on sale of property                         (504,621)          (5,940)
         (Increase) decrease in:
             Accounts receivable - oil & gas sales             551,020          599,008
             Other current assets                              (74,451)         172,568
         Increase (decrease) in:
             Accounts payable                                 (258,558)        (401,102)
             Payable to general partner                        318,558           47,924
                                                            ----------       ----------

         Total adjustments                                     963,961        1,460,871
                                                            ----------       ----------

         Net cash provided by operating activities           1,605,319        2,972,049
                                                            ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Proceeds from sale of property                      1,036,000            5,940
         Property additions - development costs               (121,973)        (106,788)
                                                            ----------       ----------

         Net cash used by investing activities                 914,027         (100,848)
                                                            ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Cash distributions                                 (2,188,335)      (2,841,710)
                                                            ----------       ----------

NET (DECREASE) IN CASH                                         331,011           29,491
                                                            ----------       ----------

CASH AT BEGINNING OF YEAR                                    1,142,439          923,596
                                                            ----------       ----------

CASH AT END OF PERIOD                                       $1,473,450       $  953,087
                                                            ==========       ==========



See accompanying notes to financial statements.

                        ENEX CONSOLIDATED PARTNERS, L.P.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


1. Effective June 30, 1997, Enex Consolidated Partners, L.P. (the "Company") was formed from the consolidation of thirty-four (34) partnerships consisting of Enex Program I Partners, L.P., four partnerships in Enex Oil & Gas Income Program II, the eight partnerships in Enex Oil & Gas Income Program III, six partnerships in Enex Oil & Gas Income Program IV, the five partnerships in Enex Oil & Gas Income Program V, Enex Oil & Gas Income Program VI - Series 1, L.P., the three partnerships in Enex Income and Retirement Fund, three partnerships in Enex 88-89 Income and Retirement Fund, and the three partnerships in Enex 90-91 Income and Retirement Fund (collectively, the "Partnerships").

         The consolidation of the Company was recorded using the purchase method of accounting; as such, assets are recorded at their fair market value. The statements of operations and cash flows, in the accompanying financial statements, are presented on a combined historical basis. The balance sheet has been adjusted to reflect the conversion of the payable to the general partner and the general partner's capital account into limited partner capital units. The general partner has a 4.11% revenue interest in addition to its proportional interest as a limited partner of 56.2%.

2. The interim financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.

3. Effective January 1, 1997, the Company sold its interests in the Perkins well in the Burkholder acquisition for $5,940. A gain of $5,940 was recognized on this sale.

         Effective January 1, 1998, the Company sold its interest in the Dover Hennessey Gas Plant for $1,000,000. A gain of $671,923 was recognized on the sale. Effective June 1, 1998, the Company sold its interest in the Corkscrew acquisition for $36,000. A loss of $167,302 was recognized on the sale.

4. In February 1998, Middle Bay Oil Company, Inc., an independent oil and gas producer, announced a tender offer for all of the outstanding shares of Enex Resources Corporation ("Enex"), the Company's general partner. The tender offer was accepted by a majority of Enex shareholders and was completed on March 27, 1998.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 10-2A-2 1 of the Alabama Business Corporation Act provides as follows:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful..

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.
                                      II-1

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, suit or proceeding, or (2) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsection (d) of this section upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by the corporation as authorized in this section.

         (f) The indemnification authorized by this section shall not be deemed exclusive of and shall be in addition to any other right (whether created prior or subsequent to the enactment of this section) to which those indemnified may be entitled under any statute, rule of law, provisions of articles of incorporation, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

         Article IX of the Articles of Incorporation of registrant provides as follows:

             "(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the Corporation) by reason of the fact that an individual is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo
                                      II-2
contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

         (b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this
Section IX or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.

         (d) Any indemnification under subsections (a) and (b) of this Section IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, suit or proceeding, or (2) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsection (d) of this Section upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Section.

         (f) The indemnification authorized by this Section shall not be deemed exclusive of and shall be in addition to any other right (whether created prior or subsequent to the adoption of this Section) to
                                      II-3
which those indemnified may be entitled under any statute, rule of law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (g) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section."

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The Exhibits filed as part of this Registration Statement are as follows:


       Exhibit No.              Description of Exhibit
       -----------              ----------------------
         3.1      Articles of Incorporation(1)

         3.2 Articles of Amendment to Articles of Incorporation reflecting reverse splits(2)

         3.3 Articles of Amendment to Articles of Incorporation designating preferences and rights of Series A Preferred Stock(3)

         3.4 Articles of Amendment to Articles of Incorporation designating preferences and rights of Series B Preferred Stock(4)

         3.5 Articles of Amendment to Articles of Incorporation increasing authorized capital stock(5)

         3.6 Articles of Amendment to Articles of Incorporation increasing authorized capital stock(6)

         3.7 Proposed Articles of Amendment to Articles of Incorporation designating preferences and rights of Series C Preferred
                  Stock (14)

         3.8      Bylaws (1)

         5.1 Opinion of Thrasher, Whitley, Hampton & Morgan as to legality of the preferred and common stock registered hereunder (to be filed by Amendment)

         8.1 Opinion of Thrasher, Whitley, Hampton & Morgan as to federal income tax consequences of the merger (to be filed by amendment)

         10.1     Executive Employment Agreement for John J. Bassett dated
                  January 30, 1997(11)

         10.2     Executive Employment Agreement for Robert W. Hammons dated
                  January 30, 1997(11)

         10.3     Executive Employment Agreement for Stephen W. Herod dated July
                  1, 1997(11)

         10.4     1995 Stock Option and Stock Appreciation Rights Plant(7)

         10.5     Amended and Restated 1995 Stock Option and Stock Appreciation
                  Rights Plans(5)

         10.6     Amendment No. 1 to Amended and Restated 1995 Stock Option and
                  Stock Appreciation Rights Plans(6)

         10.7     Credit Agreement between registrant and Enex Resources
                  Corporation, as borrower, and Compass Bank, as agent and a lender, Bank of Oklahoma, N.A., as a lender, and the other lenders signatory thereto, dated March 27, 1998(8)

         10.8     Asset Purchase Agreement among registrant, Service Drilling
                  Co., L.L.C. and Diamond S Gas Systems, L.L.C. dated April 16,
                  1998(9)

         10.9 Consulting Agreement between Gerald B. Eckley and registrant dated April 15, 1998(13)

         11.1     Statement regarding computation of per-share earnings(l0)

         12.0 Middle Bay Oil Company ratio of earnings to fixed charges (to be filed by amendment)

         12.1     Enex Consolidated Partners ratio of earnings to fixed charges
                  (to be filed by amendment)

         16.1 Letter from Schultz, Watkin & Company regarding change in certifying public accountants dated October 9, 1998(12)

         21.1     Subsidiaries of registrant (13)

         23.1 Consent of Thrasher, Whitley, Hampton & Morgan (to be included in Exhibit 5. 1)


         23.2     Consent of Schultz, Watkins & Company, independent accountants (14)

         23.3 Consent of Deloitte & Touche, LLP, independent accountants (14)

         23.4 Consent of H.J. Gruy and Associates, Inc., independent petroleum engineers (14)

         23.5     Consent of Harris Webb & Garrison, Inc., financial advisor
                  (included in the Fairness Opinion, Exhibit "D" to the
                  Prospectus)

         23.6 Consent of Ryder Scott Company, independent petroleum consulting firm (14)

         23.7 Consent of Lee Keeling and Associates, Inc., independent petroleum consulting firm (14)

         23.8 Consent of Cawley, Gillespie & Associates, Inc., independent petroleum consulting firm (14)

         23.9 Consent of Huddleston & Co., Inc., independent petroleum consulting firm (14)

         23.10 Consent of DeGolyer and MacNaughton, independent petroleum consulting firm (14)

         24.1     Power of Attorney (included on signature page)

(1)      Incorporated by reference to exhibits to registrant's Registration
         Statement on Form S-4 filed October 4, 1993.
(2)      Incorporated by reference to exhibit A to registrant's definitive Proxy
         Statement filed February 15, 1995.
(3) Incorporated by reference to exhibit 99.2 to registrant's Form 8-K filed September 19, 1996.
(4) Incorporated by reference to exhibit C to the Agreement and Plan of Merger among registrant, Shore Acquisition Company, Shore Oil Company and its shareholders filed as exhibit 2.1 to registrant's Form 8-K filed July 3, 1997.
(5)      Incorporated by reference to exhibits to registrant's definitive Proxy
         Statement filed May 5, 1997.
(6)      Incorporated by reference to exhibits to registrant's definitive Proxy
         Statement filed May 15, 1998.
(7)      Incorporated by reference to exhibit A to registrant's definitive Proxy
         Statement filed May 11, 1995.
(8)      Incorporated by reference to exhibits to Amendment No. 3 and Final
         Amendment to registrant's Schedule 14D-1 filed April 13, 1998.
(9)      Incorporated by reference to exhibits to registrant's Form 8-K filed
         May 6, 1998.
(10) Incorporated by reference to exhibits to registrant's Form 10-KSB/A filed May 15, 1998.
(11)     Incorporated by reference to exhibits to registrant's Form 10-KSB filed
         March 31, 1998.
(12)     Incorporated by reference to Form 8-K filed October 13, 1998.
(13)     Incorporated by reference to exhibits to Registrant's Registration
         Statement on Form S-4 filed July 31, 1998 of which this Amendment No. 1 amends.
(14) Incorporated by reference to exhibits to registrant's Amendment No. 1 to Form S-4 filed October 19, 1998.

         The registrant to provide to the Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any unconsolidated subsidiaries for which financial statements are required to be filed with the Commission.

Item 22. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section l0(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section l0(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 145, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                      II-7

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registration has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, l0(b), 11 or 13 of this Form, within one business day of receipt of request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (8) The undersigned hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 27th day of October, 1998.

                          MIDDLE BAY OIL COMPANY, INC.

                          By: /s/ John J. Bassett
                            ------------------------------------------------
                            John J. Bassett
                            Chairman of the Board of Directors,
                            President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                  *
----------------------------------------
            John J. Bassett
Director, President, Chief Executive and
           Operating Officer

                  *
----------------------------------------
            C.J. Lett, III
  Executive Vice President and Director

                  *                            *By: /s/ John J. Bassett
----------------------------------------           ----------------------------
            Stephen W. Herod                             John J. Bassett
       Vice President and Director              Pursuant to a Power of Attorney

                  *                             Dated: October 27, 1998
----------------------------------------
         Edward P. Turner, Jr.
              Director

                  *
----------------------------------------
         Frank E. Bolling, Jr.
               Director

                  *
----------------------------------------
          Gary R. Christopher
               Director

                  *
----------------------------------------
          Alvin V. Shoemaker
              Director